
15008730

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

Hungary
Exact name of registrant as specified in charter

0000889414
Registrant CIK Number

Exhibit C to Form 18-K for fiscal year ended December 31, 2014
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

033-49294-01
SEC file number, if available


SEP 3 0 2015
189

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Fiscal year ended December 31, 2014
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Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

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_X_ Rule 311 (Permitted Paper Exhibit)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in Budapest, Hungary on September 30, 2015.

HUNGARY

By: /s/ György János Barcza

Name: György János Barcza
Title: Chief Executive Officer of Government Debt Management Agency Private Company Limited by Shares as attorney

Exhibit Index on Page 3

EXPLANATORY NOTE

The sole purpose of this submission on Form SE is to file with the Securities and Exchange Commission Exhibit C to Hungary's Annual Report on Form 18-K for the year ended December 31, 2014 pursuant to Rule 306c of Regulation S-T under the Securities Act of 1933, as amended.

Exhibit Index

Exhibit

C. Copy of the 2015 Annual Budget of Hungary (in Hungarian).

2014. évi C. törvény
Magyarország 2015. évi központi költségvetéséről*

Az Országgyűlés az Alaptörvény 36. cikk (1) bekezdése alapján Magyarország 2015. évi központi költségvetéséről a következő törvényt alkotja:

I. FEJEZET
A KÖZPONTI ALRENDSZER KIADÁSAINAK ÉS BEVÉTELEINEK FŐÖSSZEGE, A HIÁNY ÉS AZ ÁLLAMADÓSSÁG ÉRTÉKE

1. Az államháztartás központi alrendszerének egyenlege és főösszegei

1. § Az Országgyűlés az államháztartás központi alrendszerének (a továbbiakban: központi alrendszer) 2015. évi
a) bevételi főösszegét 16 312 873,0 millió forintban,
b) kiadási főösszegét 17 190 277,1 millió forintban,
c) hiányát 877 404,1 millió forintban
állapítja meg.

2. § Az 1. §-ban meghatározott bevételi és kiadási főösszegeknek és a saját bevétellel nem fedezett kiadásokhoz nyújtott központi támogatási előirányzatoknak a fejezetek, címek, alcímek, jogcímcsoportok, jogcímek szerinti részletezését az 1. melléklet tartalmazza.

2. Az államadósság értéke

3. § (1) A Magyarország gazdasági stabilitásáról szóló 2011. évi CXCIV. törvény (a továbbiakban: Gst.) 4. § (1) bekezdése alapján az államháztartás 2015. december 31-ére tervezett adóssága 310,1 forint/euró, 255,2 forint/svájci frank és 230,1 forint/amerikai dollár árfolyam mellett 25 100,4 milliárd forint.
(2) 2015. december 31-én az államadósság-mutató
a) számlálójának a Gst. 2. § (1) bekezdés a) pontja szerinti várható összege 25 055,4 milliárd forint,
b) nevezőjének a Gst. 2. § (1) bekezdés b) pontja szerinti várható összege 33 227,6 milliárd forint.
(3) Az államadósság-mutató mértéke a (2) bekezdés alapján 2015. december 31-ére tervezett mértéke 75,4%.
(4) Az Országgyűlés megállapítja, hogy az államadósság-mutató (3) bekezdés szerinti mértéke a 2014. év utolsó napján várható 76,3%-hoz képest az Alaptörvény 36. cikk (5) bekezdésében meghatározott államadósság-mutató csökkenése követelményének eleget tesz.

II. FEJEZET
A KÖZPONTI ALRENDSZER EGYES ELŐIRÁNYZATAINAK MEGÁLLAPÍTÁSÁVAL, TELJESÍTÉSÉVEL ÉS FELHASZNÁLÁSÁVAL KAPCSOLATOS RENDELKEZÉSEK

3. A központi alrendszer tartalék-előirányzatai

4. § (1) Céltartalék szolgál a XI. Miniszterelnökség fejezet, 34. cím, 1. Közszférában foglalkoztatottak bérkompenzációja alcímen a költségvetési szerveknél és a nevelési-oktatási, felsőoktatási, egészségügyi, karitatív, szociális, család-, gyermek- és ifjúságvédelmi, kulturális vagy sporttevékenységet önmaga vagy intézménye útján ellátó egyházi jogi személynél foglalkoztatottak részére a 2015. évben – jogszabály alapján – járó többlet személyi juttatások és az azokhoz kapcsolódó munkaadókat terhelő járulékok és szociális hozzájárulási adó kifizetésére.
(2) Céltartalék szolgál a XI. Miniszterelnökség fejezet, 34. cím, 2. Különféle kifizetések alcímen
a) a prémiumévek programról és a különleges foglalkoztatási állományról szóló törvény szerinti munkáltatói kifizetésekre,

* A törvényt az Országgyűlés a 2014. december 15-i ülésnapján fogadta el.

b) az Állami Számvevőszékről szóló 2011. évi LXVI. törvény 21. § (1) bekezdésében meghatározott számvevői illetményalap változása miatti személyi juttatás és az azokhoz kapcsolódó munkaadókat terhelő járulékok és szociális hozzájárulási adó növekményének kifizetésére,

c) a központi költségvetési szerveknél a feladatok változásával, a szervezetek, szervezetrendszerek korszerűsítésével, a feladatellátás ésszerűsítésével megvalósuló, kiadás- és költségvetési támogatás-megtakarítást eredményező létszámcsökkentések személyi juttatások és munkaadókat terhelő járulékok és szociális hozzájárulási adó kifizetéseire,

d) az Alkotmánybíróság új tagjának megválasztásánál jelentkező többlet személyi juttatások és az azokhoz kapcsolódó munkaadókat terhelő járulékok és szociális hozzájárulási adó kifizetésére,

e) a fegyveres és rendvédelmi életpálya rendszerek bevezetéséhez kapcsolódó többlet személyi juttatások, valamint az azokhoz kapcsolódó munkaadókat terhelő járulékok és szociális hozzájárulási adó kifizetésére.

(3) A Kormány a XI. Miniszterelnökség fejezet, 34. cím, 2. Különféle kifizetések alcím előirányzatából a IX. Helyi önkormányzatok támogatásai fejezet, 2. A helyi önkormányzatok kiegészítő támogatásai címre, – a 3. mellékletben szereplő I. pont 2. alpont szerinti Helyi szervezési intézkedésekhez kapcsolódó többletkiadások támogatása jogcímen – átcsoportosíthat, ha a helyi önkormányzati létszámleépítések miatt e jogcímen rendelkezésre álló előirányzat már felhasználásra került.

(4) Céltartalék szolgál a XI. Miniszterelnökség fejezet, 34. cím, 3. Központi költségvetési szervek tartozásállományának csökkentése alcímen a központi költségvetési szervek – kiemelten az egészségügyi szolgáltatásokat nyújtó intézmények – pénzügyi problémáinak kezelésére.

(5) A költségvetési szerveknél és a nevelési-oktatási, felsőoktatási, egészségügyi, karitatív, szociális, család-, gyermek- és ifjúságvédelmi, kulturális vagy sporttevékenységet önmaga vagy intézménye útján ellátó egyházi jogi személynél foglalkoztatott természetes személy és annak e körben foglalkoztatott házas- vagy élettársa a 2015. évi adó- és járulékváltozások ellentételezésének megállapításához a saját és házas- vagy élettársa munkáltatója részére is nyilatkozik – a kompenzáció összegének megállapítása érdekében – a családi kedvezményre való jogosultságáról, az annak igénylése során figyelembe vehető kedvezményezett eltartottak számáról, adóazonosító jeléről, illetményéről és a jogviszonya keletkezésének időpontjáról. A nyilatkozatra vonatkozó további rendelkezéseket a Kormány rendeletben állapítja meg.

4. Az állam vagyonával kapcsolatos rendelkezések

5. § (1) A Magyar Nemzeti Vagyonkezelő Zrt. hitel, kölcsön felvételére, kötvény kibocsátására, garancia és kezesség vállalására nem jogosult.

(2) A XLIII. Az állami vagyonnal kapcsolatos bevételek és kiadások fejezetet irányító szerv az állami vagyon felügyeletéért felelős miniszter.

(3) A XLIII. Az állami vagyonnal kapcsolatos bevételek és kiadások fejezet kiadásai terhére történő, 1000,0 millió forint összeget elérő mértékű kötelezettségvállalásokat és – a központi alrendszer likviditási helyzetére figyelemmel – a kifizetések ütemezését az állami vagyon felügyeletéért felelős miniszter a rábízott vagyon vagyonkezelési tervének keretében hagyja jóvá.

(4) Az állami vagyonról szóló 2007. évi CVI. törvény

a) 28. § (4) bekezdésében meghatározott egyedi könyv szerinti bruttó érték a 2015. évben 25,0 millió forint,

b) 33. § (2) bekezdésében meghatározott egyedi könyv szerinti bruttó érték a 2015. évben 25,0 millió forint,

c) 35. § (2) bekezdés i) pontjában meghatározott egyedi bruttó forgalmi érték a 2015. évben 25,0 millió forint,

d) 36. § (4) bekezdésében meghatározott ingyenesen átruházható vagyontárgyak 2015. évi összesített bruttó forgalmi értéke – az (5) bekezdésben meghatározott kivétellel – 20 000,0 millió forint

lehet.

(5) Az állam javára megszerzett, a Nemzeti Eszközkezelő Zrt. vagyonkezelésébe kerülő, átadott ingatlanok, valamint a PPP-konstrukcióban létrehozott, az állam javára megszerzett sport- és oktatási létesítmények összegszerű korlátozás nélkül adhatók ingyenesen önkormányzati tulajdonba.

(6) A nemzeti vagyonról szóló 2011. évi CXCVI. törvény

a) 11. § (6) bekezdésében meghatározott értékhatárt a 2015. évben 25,0 millió forint egyedi bruttó forgalmi érték,

b) 11. § (16) bekezdésében meghatározott értékhatárt a 2015. évben a hasznosítással érintett rész tekintetében 25,0 millió forint egyedi bruttó forgalmi érték,

c) 13. § (1) bekezdésében meghatározott értékhatárt a 2015. évben 25,0 millió forint egyedi bruttó forgalmi érték

képezi.

(7) A Nemzeti Eszközkezelő Zrt. által vagyonkezelt állami tulajdonú ingatlanok értékesítéséből és hasznosításából származó bevételeket a XLIII. Az állami vagyonnal kapcsolatos bevételek és kiadások fejezet, 1. cím, 1. Értékesítési bevételek alcímen, és 1. cím, 2. Hasznosítási bevételek alcímen belül önálló jogcímcsoporton vagy jogcímen kell elszámolni. Ezek a bevételek a 2015. évben a Kormány határozatában adott jóváhagyásával a Nemzeti Eszközkezelő Zrt. jogszabályban meghatározott feladatellátásának finanszírozására használhatók fel. A Kormány határozatában legfeljebb a pénzforgalmilag teljesült hasznosítási és értékesítési bevételek mértékéig engedélyezheti a XLIII. Az állami vagyonnal kapcsolatos bevételek és kiadások fejezet Nemzeti Eszközkezelő Zrt. feladatait finanszírozó kiadási előirányzatainak növelését.

(8) A Kormány irányítása alá tartozó központi költségvetési szerv feladatellátására feleslegessé nyilvánított, értékesítésre kijelölt, a Magyar Nemzeti Vagyonkezelő Zrt. rábízott állami vagyonába tartozó állami tulajdonú ingatlanok értékesítéséből származó – a XLIII. Az állami vagyonnal kapcsolatos bevételek és kiadások fejezetben elszámolandó – bevételek államháztartásért felelős miniszter által jóváhagyott összege a 2015. évben a központi költségvetési szerv költségvetését tartalmazó költségvetési fejezet által finanszírozható felhalmozási kiadások teljesítésére használhatók fel. Az államháztartásért felelős miniszter ennek érdekében – legfeljebb a 2015. évben pénzforgalmilag teljesült értékesítési bevételek mértékéig – új kiadási előirányzat létrehozatalát és meglévő kiadási előirányzat növelését engedélyezheti e költségvetési fejezetben.

(9) A Gyógyszerészeti és Egészségügyi Minőség- és Szervezetfejlesztési Intézet tulajdonosi joggyakorlása alá tartozó ingatlanok (8) bekezdés szerinti értékesítése esetén a befolyó bevételeket, továbbá a tulajdonosi joggyakorlása alá tartozó vagyonnal kapcsolatos egyéb bevételeket a XX. Emberi Erőforrások Minisztériuma fejezet, 28. cím, 1. alcím, 1. A Gyógyszerészeti és Egészségügyi Minőség- és Szervezetfejlesztési Intézet tulajdonosi joggyakorlásával kapcsolatos bevételek jogcímcsoport előirányzaton belül kell elszámolni. E bevételek államháztartásért felelős miniszter által jóváhagyott összege a 2015. évben a XX. Emberi Erőforrások Minisztériuma fejezetből finanszírozható felhalmozási kiadások teljesítésére használható fel a (8) bekezdésben meghatározott módon.

(10) A XLIII. Az állami vagyonnal kapcsolatos bevételek és kiadások fejezet, 2. cím, 2. alcím, 4. jogcímcsoport, 2. A Magyar Nemzeti Filmalap Zrt. támogatása jogcím előirányzat tartalmazza a mozgóképről szóló 2004. évi II. törvény 9/A. § (2) bekezdése szerinti kiadást, mely előirányzat a hatoslottó szerencsejáték játékadója pénzforgalmilag teljesült összege 100%-ának mértékéig az államháztartásért felelős miniszter engedélyével túlléphető. A túllépés mértékének számítása során az előirányzat összegének megállapításakor nem vehető figyelembe az előirányzat javára év közben a Kormány döntésével biztosított többlet.

(11) A honvédelmi célra feleslegessé vált hadfelszerelések, haditechnikai eszközök és anyagok értékesítéséből származó bevételt a honvédelemért felelős miniszter a 2015. évben a Magyar Honvédség technikai modernizációjára, a technikai eszközök fenntartására és javítására, képesség- és hadfelszerelés fejlesztésre, illetve az értékesítési eljárások során felmerült kiadások fedezetére használhatja fel. A 2015. évben pénzforgalmilag teljesülő bevételt a XIII. Honvédelmi Minisztérium fejezet, 2. cím, 1. Honvéd Vezérkar közvetlen szervezetei alcím bevételeként kell elszámolni.

6. § (1) A XLIII. Az állami vagyonnal kapcsolatos bevételek és kiadások fejezet, 2. cím, 5. Fejezeti tartalék alcímén szereplő kiadási előirányzat az e költségvetési fejezetben szereplő kiadási előirányzatok átcsoportosítás útján történő növelésére használható fel. A XLIII. Az állami vagyonnal kapcsolatos bevételek és kiadások fejezet, 2. cím, 5. Fejezeti tartalék alcím kiadási előirányzatának felhasználását az állami vagyon felügyeletéért felelős miniszter és az államháztartásért felelős miniszter együttesen hagyja jóvá.

(2) A XLIII. Az állami vagyonnal kapcsolatos bevételek és kiadások fejezet bevételi előirányzatainak a tervezettet meghaladó pénzforgalmi teljesítése esetén különösen indokolt esetben, a Kormány határozatában adott jóváhagyásával e költségvetési fejezetnek a Kormány határozatában megjelölt kiadási előirányzata – legfeljebb a pénzforgalmilag teljesült többletbevétel mértékével – túlléphető, ha e költségvetési fejezet bevételei együttes összegénél nem jelentkezik bevételelmaradás.

(3) Az állami vagyon felügyeletéért felelős miniszter a XLIII. Az állami vagyonnal kapcsolatos bevételek és kiadások fejezet, 2. cím, 1. Felhalmozási jellegű kiadások alcím és a 2. Hasznosítással kapcsolatos folyó kiadások alcím kiadási előirányzatain belül és a két alcím kiadási előirányzatai között átcsoportosíthat. Az átcsoportosítás mértéke az egyes kiadási előirányzatokat érintően egyedileg és együttesen sem haladhatja meg a 3000,0 millió forintot és nem történhet olyan előirányzat terhére, amelynek teljesülése módosítás nélkül eltérhet az előirányzattól.

(4) Az állami vagyon felügyeletéért felelős miniszter a XLIII. Az állami vagyonnal kapcsolatos bevételek és kiadások fejezet Nemzeti Eszközkezelő Zrt. feladatait finanszírozó kiadási előirányzatai között átcsoportosíthat.

7. § (1) A XLIV. A Nemzeti Földalappal kapcsolatos bevételek és kiadások fejezet, 2. cím, 4. Fejezeti tartalék alcímén szereplő kiadási előirányzat az e költségvetési fejezetben szereplő kiadási előirányzatok átcsoportosítás útján történő növelésére használható fel. A XLIV. A Nemzeti Földalappal kapcsolatos bevételek és kiadások fejezet, 2. cím, 4. Fejezeti tartalék alcím kiadási előirányzatának felhasználását az agrárpolitikáért felelős miniszter és az államháztartásért felelős miniszter együttesen hagyja jóvá.

(2) A XLIV. A Nemzeti Földalappal kapcsolatos bevételek és kiadások fejezet bevételi előirányzatainak a tervezettet meghaladó pénzforgalmi teljesítése esetén különösen indokolt esetben, a Kormány határozatában adott jóváhagyásával e költségvetési fejezetnek a Kormány határozatában megjelölt kiadási előirányzata – legfeljebb a pénzforgalmilag teljesült többletbevétel mértékével – túlléphető, ha e költségvetési fejezet bevételei együttes összegénél nem jelentkezik bevételelmaradás.

8. § (1) Az állami tulajdonú gazdasági társaságok felett törvényben és miniszteri rendeletben kijelölt tulajdonosi jogok gyakorlására feljogosított szervezet által, e minőségében beszedett bevételeket és teljesített kiadásokat központi kezelésű előirányzatként kell megtervezni és elszámolni. A tulajdonos joggyakorló szervezet az általa e minőségében a 2015. év során beszedett bevételeket előirányzat-módosítás nélkül is elszámolhatja, erről a fejezetet irányító szervet és az államháztartásért felelős minisztert írásban tájékoztatni kell. A fejezetet irányító szerv e tulajdonosi joggyakorlói minőségben végrehajtandó kiadások teljesítése érdekében – a XLIII. Az állami vagyonnal kapcsolatos bevételek és kiadások fejezet kivételével – a fejezeten belül átcsoportosítást hajthat végre és új központi kezelésű kiadási előirányzatot hozhat létre, erről az államháztartásért felelős minisztert írásban tájékoztatni kell.

(2) Az államháztartásért felelős miniszter az üvegházhatású gázok közösségi kereskedelmi rendszerében és az erőfeszítés-megosztási határozat végrehajtásában történő részvételről szóló 2012. évi CCXVII. törvény (a továbbiakban: Ügkr. tv.) által létrehozott légiközlekedési kibocsátási egységek 2015. évi értékesítéséből pénzforgalmilag teljesült bevétel 50%-áig, továbbá az Ügkr. tv. hatálya alá tartozó kibocsátási egységek 2015. évi értékesítéséből pénzforgalmilag teljesült bevétel 25%-áig vállalhat kötelezettséget a XV. Nemzetgazdasági Minisztérium fejezet, 25. cím, 5. alcím, 1. Gazdasági Zöldítési Rendszer jogcímcsoporton.

(3) Az energiapolitikáért felelős miniszter az Ügkr. tv. által létrehozott légiközlekedési kibocsátási egységek 2015. évi értékesítéséből pénzforgalmilag teljesült bevétel 50%-áig, továbbá az Ügkr. tv. hatálya alá tartozó kibocsátási egységek 2015. évi értékesítéséből pénzforgalmilag teljesült bevétel 25%-áig vállalhat kötelezettséget a XVII. Nemzeti Fejlesztési Minisztérium fejezet, 20. cím, 35. alcím, 4. Zöldgazdaság Finanszírozási Rendszer jogcímcsoporton.

(4) Az ENSZ Éghajlatváltozási Keretegyezménye és annak Kiotói Jegyzőkönyve végrehajtási keretrendszeréről szóló 2007. évi LX. törvény (a továbbiakban: Éhvt.) alapján létrehozott kiotói egységek átruházásából befolyt bevétel 50%-ával

a) az államháztartásért felelős miniszter a XV. Nemzetgazdasági Minisztérium fejezet, 25. cím, 5. alcím, 1. Gazdasági Zöldítési Rendszer jogcímcsoport előirányzatát,

b) az energiapolitikáért felelős miniszter a XVII. Nemzeti Fejlesztési Minisztérium fejezet, 20. cím, 35. alcím, 7. Zöld Beruházási Rendszer végrehajtásának feladatai jogcímcsoport előirányzatát

megnövelheti. Az államháztartásért felelős miniszter az Éhvt. alapján létrehozott kiotói egységek átruházásából befolyó bevételek elszámolására a XLIII. Az állami vagyonnal kapcsolatos bevételek és kiadások fejezet, 1. cím, 1. alcím, 3. Kibocsátási egységek értékesítéséből származó bevételek jogcímcsoporton belül új jogcímet hozhat létre.

5. Egyes költségvetési szervek befizetési kötelezettségei

9. § (1) A Magyar Bányászati és Földtani Hivatal 607,2 millió forintot, a Nemzeti Közlekedési Hatóság 21 218,0 millió forintot, a Közlekedésfejlesztési Koordinációs Központ 185,3 millió forintot köteles 2015. évben befizetni a bevételeiből – az államháztartásért felelős miniszter által jóváhagyott ütemezési terv szerint – a központi költségvetés részére, amelyek esedékessége az első három negyedév vonatkozásában a negyedévet követő hónap 20. napja, a negyedik negyedévben december 10-e.

(2) Az Országos Atomenergia Hivatal 368,8 millió forintot köteles 2015. évben befizetni a bevételeiből – az államháztartásért felelős miniszter által jóváhagyott ütemezési terv szerint – a központi költségvetés részére, amelyek esedékessége az első három negyedév vonatkozásában a negyedévet követő hónap 20. napja, a negyedik negyedévben december 10-e.

(3) A Magyar Energetikai és Közmű-szabályozási Hivatal 2029,1 millió forintot köteles fizetni a bevételeiből a központi költségvetés javára, havi 1/12-ed részenként február hónaptól minden hónap 20. napjáig, illetve további 1/12-ed részt december hónapban 10-ei befizetési időpontra.

(4) A Szellemi Tulajdon Nemzeti Hivatala 460,0 millió forintot köteles befizetni a bevételeiből a központi költségvetés javára, havi 1/12-ed részenként február hónaptól minden hónap 20. napjáig, illetve további 1/12-ed részt december hónapban 10-ei befizetési időpontra.

(5) A fővárosi és megyei kormányhivatal ingatlanügyi szakigazgatási szerve 837,4 millió forintot köteles befizetni a bevételeiből a központi költségvetés javára, havi 1/12-ed részenként február hónaptól minden hónap 20. napjáig, illetve további 1/12-ed részt december hónapban 10-ei befizetési időpontra.

(6) A Földmérési és Távérzékelési Intézet 94,1 millió forintot köteles befizetni a bevételeiből a központi költségvetés javára, havi 1/12-ed részenként február hónaptól minden hónap 20. napjáig, illetve további 1/12-ed részt december hónapban 10-ei befizetési időpontra.

(7) Ha az (1) bekezdésben meghatározott költségvetési szervek befizetési kötelezettségüknek nem tesznek eleget, a hiányzó összegre fejezeti tartalékot kell képezni és a befizetést legkésőbb 2015. december 20-áig kell teljesíteni.

(8) A központi költségvetési szervek a 25 év alatti és az 55 év feletti, a képzettséget nem igénylő munkakörben foglalkoztatott munkavállalók, valamint a gyesről visszatérő és tartós munkanélküliség után elhelyezkedő munkavállalók 2014. év decemberi foglalkoztatásához kapcsolódóan a szociális hozzájárulási adóból érvényesített, kiadási megtakarítást jelentő adó kedvezményüket kötelesek befizetni a Magyar Államkincstár „Munkahelyvédelmi akciótervvel összefüggő befizetések központi költségvetési szervek” megnevezésű, 10032000-01034224-00000000 számú számlájára, a központi költségvetés javára a tárgyhónapot követő hónap 20. napjáig.

(9) A Kormány irányítása vagy felügyelete alá tartozó költségvetési szervek az irányadó öregségi nyugdíjkorhatárt betöltött és az öregségi teljes nyugdíjhoz szükséges szolgálati időt megszerzett közalkalmazotti vagy kormányzati szolgálati jogviszonyban állók jogviszonyának megszüntetéséből eredő kiadási megtakarításaikat – a 2015. évi költségvetésbe már beépült megtakarítások kivételével – kötelesek befizetni a Magyar Államkincstár „A zárolt álláshelyekhez kapcsolódó megtakarítások befizetései” megnevezésű, 10032000-01034286-00000000 számú számlájára, a központi költségvetés javára.

6. Az elkülönített állami pénzalapokkal összefüggő rendelkezések

10. § (1) A Társadalmi Megújulás Operatív Program hazai társfinanszírozása céljára a Nemzeti Foglalkoztatási Alap összesen 11 064,6 millió forintot utal át a XIX. Uniós fejlesztések fejezet 2. cím, 4. alcím, 8. Társadalmi Megújulás Operatív Program – Nemzeti Foglalkoztatási Alap jogcímcsoport javára. Az átutalást negyedévente egyenlő részletekben kell teljesíteni.

(2) A LXIII. Nemzeti Foglalkoztatási Alap fejezet, 8. Start-munkaprogram címen rendelkezésre álló előirányzat nyújt fedezetet az e törvény hatálybalépése előtt keletkezett, 2015. évre áthúzódó kötelezettségvállalásokra is.

(3) Az Elektronikus Információszolgáltatás Nemzeti Program működtetésével kapcsolatos feladatokra a feladatot ellátó MTA Könyvtár és Információs Központ részére a LXII. Nemzeti Kutatási, Fejlesztési és Innovációs Alap fejezet, 1. Hazai innováció támogatása cím terhére 2015. évben 1426,0 millió forint támogatást kell biztosítani.

(4) A Nemzeti Kutatási, Fejlesztési és Innovációs Alap a 2015. évben a központi költségvetés javára összesen 10 000,0 millió forintot ad át a kutatás-fejlesztési tevékenység Nemzeti Kutatási, Fejlesztési és Innovációs Alapon kívüli finanszírozásához. A befizetési kötelezettséget negyedévente, az éves előirányzat 25%-ával kell teljesíteni.

(5) A Paksi Atomerőmű Zrt. 2015. évi befizetési kötelezettsége a Központi Nukleáris Pénzügyi Alapba 21 294,1 millió forint, amelyet havonta egyenlő részletekben köteles átutalni a Központi Nukleáris Pénzügyi Alap fizetési számlájára.

7. A Nyugdíjbiztosítási Alappal összefüggő rendelkezések

11. § (1) A LXXI. Nyugdíjbiztosítási Alap fejezetnél a 2. cím, 1. Nyugellátások alcímen belül az adott előirányzat terhére különös méltánylást érdemlő körülmények esetén méltányossági alapon megállapításra kerülő nyugellátásra 200,0 millió forint, méltányossági alapú nyugdíjemelésre 700,0 millió forint, egyszeri segélyre 500,0 millió forint használható fel.

(2) A szociál- és nyugdíjpolitikáért felelős miniszter a Nyugdíjbiztosítási Alap (a továbbiakban: Ny. Alap) kezelőjének javaslatára az (1) bekezdésben meghatározott méltányossági keretösszegek között átcsoportosíthat.

8. Az Egészségbiztosítási Alappal összefüggő rendelkezések

12. § (1) A Kormány a LXXII. Egészségbiztosítási Alap fejezetben kizárólag

a) a 2. cím, 3. alcím 1. Gyógyító-megelőző ellátás jogcímcsoport, a 4. Gyógyszertámogatás jogcímcsoport, az 5. Gyógyászati segédeszköz támogatás jogcímcsoport és a 7. jogcímcsoport 3. Külföldön tervezett egészségügyi ellátások megtérítése jogcím között és

b) a 2. cím, 3. alcím, 1. Gyógyító-megelőző ellátás jogcímcsoport 21. Gyógyító-megelőző ellátás céltartalék jogcímről a jogcímcsoport 1–18. jogcímére

csoportosíthat át.

(2) A Kormány a LXXII. Egészségbiztosítási Alap fejezet, 2. cím, 3. alcím, 1. Gyógyító-megelőző ellátás jogcímcsoport 1–18. jogcímei, 4. Gyógyszertámogatás jogcímcsoport 1. és 2. jogcímei, valamint 5. Gyógyászati segédeszköz támogatás jogcímcsoport 1. és 3. jogcímei előirányzatait megemelheti.

13. § (1) A LXXII. Egészségbiztosítási Alap fejezet, 2. cím, 3. alcím, 1. Gyógyító-megelőző ellátás jogcímcsoporton belül az 1–18. jogcímek között, a 4. Gyógyszertámogatás jogcímcsoport 1. és 2. jogcíme között, valamint az 5. Gyógyászati segédeszköz támogatás jogcímcsoporton belül a jogcímek között az egészségbiztosításért felelős miniszter az államháztartásért felelős miniszter egyetértésével átcsoportosíthat.

(2) A LXXII. Egészségbiztosítási Alap fejezet, 2. cím, 3. alcím, 8. Természetbeni ellátások céltartaléka jogcímcsoport előirányzatból a 2. cím, 3. alcím, 1. Gyógyító-megelőző ellátás, 4. Gyógyszertámogatás, az 5. Gyógyászati segédeszköz támogatás jogcímcsoportok jogcímeire és a 7. jogcímcsoport, 3. Külföldön tervezett egészségügyi ellátások megtérítése jogcímre az egészségbiztosításért felelős miniszter az államháztartásért felelős miniszter egyetértésével átcsoportosíthat.

(3) Az egészségbiztosításért felelős miniszter a LXXII. Egészségbiztosítási Alap fejezet, 1. cím, 7. alcím, 7. jogcímcsoport, 1. Szerződések szerinti gyógyszergyártói és forgalmazói befizetések jogcím, valamint 2. Folyamatos gyógyszerellátást biztosító gyógyszergyártói és forgalmazói befizetések és egyéb gyógyszerforgalmazással kapcsolatos bevételek jogcím előirányzaton elszámolt bevételek mértékéig a gyógyszertámogatási céltartalékot a 2. cím, 3. alcím, 4. Gyógyszertámogatás jogcímcsoport 1. és 2. jogcímeire átcsoportosíthat azzal, hogy a 2. jogcím esetében az államháztartásért felelős miniszter egyetértése szükséges.

(4) Az egészségbiztosításért felelős miniszter az államháztartásért felelős miniszter egyetértésével megemelheti a LXXII. Egészségbiztosítási Alap fejezet, 2. cím, 3. alcím,

a) 4. jogcímcsoport, 1. Gyógyszertámogatás kiadásai jogcím előirányzatát a gyógyszertámogatással,

b) 5. Gyógyászati segédeszköz támogatás jogcímcsoport jogcímei előirányzatát a gyógyászati segédeszköz támogatással

kapcsolatos ellenőrzésekből eredő – a LXXII. Egészségbiztosítási Alap fejezet, 1. cím, 7. alcím, 11. jogcímcsoport, 1. Gyógyszertámogatással, gyógyászati segédeszköz támogatással kapcsolatos ellenőrzésekből eredő visszafizetések jogcím előirányzaton felül befolyt – bevételek összegével.

(5) Az egészségbiztosításért felelős miniszter az államháztartásért felelős miniszter egyetértésével a LXXII. Egészségbiztosítási Alap fejezet, 2. cím, 3. alcím, 4. jogcímcsoport, 1. Gyógyszertámogatás kiadásai jogcím előirányzatát év közben megemelheti a LXXII. Egészségbiztosítási Alap fejezet, 1. cím, 7. alcím, 7. jogcímcsoport, 1. Szerződések szerinti gyógyszergyártói és forgalmazói befizetések jogcím, 2. Folyamatos gyógyszerellátást biztosító gyógyszergyártói és forgalmazói befizetések és egyéb gyógyszerforgalmazással kapcsolatos bevételek jogcím bevételi előirányzatán felül jelentkező többletbevétel összegével.

(6) A LXXII. Egészségbiztosítási Alap fejezet, 2. cím, 3. alcím, 1. Gyógyító-megelőző ellátás jogcímcsoport, 22. Háziorvosi ellátórendszer megújításának I. üteme jogcímről a jogcímcsoport 1. és a 13. jogcímére az egészségbiztosításért felelős miniszter az államháztartásért felelős miniszter egyetértésével átcsoportosíthat.

14. § A LXXII. Egészségbiztosítási Alap fejezet, 2. cím, 3. Természetbeni ellátások alcímen belül az időarányoshoz viszonyított évközi előirányzat-túllépést az 1. Gyógyító-megelőző ellátás jogcímcsoport, a 4. Gyógyszertámogatás jogcímcsoport, az 5. Gyógyászati segédeszköz támogatás jogcímcsoport, továbbá a 7. jogcímcsoport, 3. Külföldön tervezett egészségügyi ellátások megtérítése jogcím esetében az államháztartásért felelős miniszter engedélyezheti.

15. § (1) A LXXII. Egészségbiztosítási Alap fejezet, 2. cím, 3. alcím, 1. Gyógyító-megelőző ellátás jogcímcsoport tartalmazza az Egészségbiztosítási Alapból (a továbbiakban: E. Alap) finanszírozott térítésmentesen vagy részleges térítés ellenében igénybe vehető egészségügyi szolgáltatásokat nyújtó egészségügyi szolgáltatók szerződésben meghatározott feladataira tárgyévben folyósítandó összeget.

(2) A LXXII. Egészségbiztosítási Alap fejezet, 2. cím, 3. alcím, 1. Gyógyító-megelőző ellátás jogcímcsoport jogcímeinek előirányzatai együttesen 5000,0 millió forintot tartalmaznak az egészségügyi ellátórendszer fejlesztéséről szóló törvény és végrehajtási rendelete szerinti többletkapacitás-befogadások várható éves teljesítményének finanszírozására. A befogadásoktól eltérő, a jogcímcsoporton belüli jogcímek szerinti célra történő felhasználását a tényleges kiadások függvényében az egészségbiztosításért felelős miniszter az államháztartásért felelős miniszter egyetértésével engedélyezheti.

(3) A LXXII. Egészségbiztosítási Alap fejezet, 2. cím, 3. alcím, 5. Gyógyászati segédeszköz támogatás jogcímcsoport tartalmazza az Országos Egészségbiztosítási Pénztár által a járóbeteg-szakellátás részére beszerzett gyógyászati segédeszközök kiadásait is.

(4) A LXXII. Egészségbiztosítási Alap fejezet, 2. cím, 3. alcím, 4. jogcímcsoport, 1. Gyógyszertámogatás kiadásai jogcím előirányzata tartalmazza az 1200,0 millió forint finanszírozási előlegre fordítható összeget.

16. § A LXXII. Egészségbiztosítási Alap fejezet, 2. cím, 2. Egészségbiztosítás pénzbeli ellátásai alcímen belül az adott előirányzat terhére különös méltánylást érdemlő körülmények esetén táppénz, csecsemőgondozási díj és gyermekgondozási díj megállapítására együttesen 200,0 millió forint, a 3. Természetbeni ellátások alcímen belül az adott előirányzat terhére különös méltánylást érdemlő körülmények esetén gyógyító-megelőző ellátásra 5611,3 millió forint, gyógyszertámogatásra 5500,0 millió forint és gyógyászati segédeszköz támogatásra 1300,0 millió forint használható fel.

9. A központi alrendszer előirányzat-módosítási kötelezettség nélkül teljesülő kiadásai és bevételei

17. § Az 1. mellékletben meghatározott kiadási előirányzatok közül a 4. mellékletben meghatározott esetekben a teljesülés külön szabályozott módosítás nélkül is eltérhet az előirányzattól.

10. Az Országgyűlés kizárólagos hatásköre

18. § (1) Az Országgyűlés magának tartja fenn a jogot

a) az I. Országgyűlés fejezet, 8. Pártok támogatása cím és

b) az I. Országgyűlés fejezet, 9. Pártalapítványok támogatása cím

előirányzatainak év közbeni megváltoztatására.

(2) Az Országgyűlés magának tartja fenn a jogot az I. Országgyűlés fejezet 24. Nemzeti Választási Iroda cím előirányzatainak csökkentésére.

(3) Az Országgyűlés – az államháztartásról szóló 2011. CXCV. törvény (a továbbiakban: Áht.) 30. § (3) bekezdése és 40. § (4) bekezdése szerinti esetek, valamint a fejezetet irányító szervek vezetőinek a költségvetési fejezetek között együttesen kezdeményezett előirányzat-átcsoportosítása kivételével – magának tartja fenn a jogot

a) az I–VI., a VIII., a XXX., a XXXIII. és a XXXIV. fejezetek kiadási és bevételi előirányzatai főösszegének,

b) a XX. Emberi Erőforrások Minisztériuma fejezet, 20. cím, 55. Egyházi célú központi költségvetési hozzájárulások alcím előirányzatai közül a 3. Egyházi alapintézmény-működés, SZJA rendelkezés és kiegészítése jogcímcsoport, a 4. Átadásra nem került ingatlanok utáni járadék jogcímcsoport, az 5. Kistelepülési és szórvány egyházi támogatások jogcímcsoporton belül az 1. Az 5000 lakosnál kisebb településeken szolgálatot teljesítő egyházi személyek jövedelempótléka – Bevett egyházak jogcím, valamint a 4. Külhonban szolgálatot teljesítő egyházi személyek jövedelempótléka – Határon túli egyház és annak belső egyházi jogi személye jogcím előirányzatai

csökkentésére.

11. A Kormány, az államháztartásért felelős miniszter és a fejezetet irányító szervek vezetőjének különleges jogosítványai

19. § (1) Az önkormányzati és az állami feladatellátásban év közben bekövetkező változásokkal összefüggő, a Kormány irányítása alá tartozó fejezetek között előirányzat-átcsoportosításra
a) az államháztartás központi alrendszerébe tartozó szervek egymás közötti, illetve e szervek és a helyi önkormányzatok közötti feladat-, és intézmény átadás-átvétel esetén a Kormány jogosult,
b) a helyi önkormányzatok és a helyi önkormányzati körön kívüli közszolgáltatók – így különösen az egyházi jogi személy, a civil szervezet, az alapítvány, a közalapítvány, a nemzetiségi önkormányzat, a gazdasági társaság és a humánszolgáltatást alaptevékenységként végző, a személyi jövedelemadóról szóló törvény hatálya alá tartozó egyéni vállalkozó – közötti, a 2. melléklet szerint támogatott feladat átadás-átvétele esetén az államháztartásért felelős miniszter előzetes egyetértésével az érintett fejezetet irányító szervek jogosultak.

(2) Az (1) bekezdés b) pontja szerinti eset kivételével a IX. Helyi önkormányzatok támogatásai fejezet kiadási előirányzatai terhére, illetve javára történő előirányzat-átcsoportosításra, valamint e fejezet címrendjének és a címrend alá rendezett alcímek, jogcímcsoportok módosítására, kiegészítésére a Kormány egyedi határozatban jogosult.

(3) A XI. Miniszterelnökség fejezet, 33. Országvédelmi Alap cím előirányzatot 2015. szeptember 30-át megelőzően nem lehet felhasználni. A Kormány határozatban dönt e kiadási előirányzat felhasználásáról, ha az Európai Közösséget létrehozó szerződéshez csatolt, a túlzott hiány esetén követendő eljárásról szóló jegyzőkönyv alkalmazásáról szóló, 2009. május 25-ei 479/2009/EK tanácsi rendelet szerinti, 2015. szeptember 30-áig benyújtandó jelentésben szereplő, 2015. évre várható hiány (a továbbiakban: EDP-hiány) – a felhasználni kívánt tartalékösszeg figyelembevételével – nem haladja meg a GDP 2,4%-át.

(4) A Kormány (3) bekezdés szerinti határozatát az államháztartásért felelős miniszter készíti elő, ennek során bemutatja a Kormány számára
a) a 2015. évi gazdasági és költségvetési folyamatok,
b) a 2015. évre várható EDP-hiány és
c) a 2015. évre várható államadósság
alakulását, továbbá javaslatot tesz a (3) bekezdés szerinti kiadási előirányzat felhasználásának céljára és ütemezésére.

(5) A Kormány a LXIII. Nemzeti Foglalkoztatási Alap fejezet kiadásai terhére legfeljebb 400,0 millió forintot átcsoportosíthat a XX. Emberi Erőforrások Minisztériuma fejezet javára az Útravaló Ösztöndíjprogram Út a szakmához alprogramjának megvalósításához.

(6) A Kormány a 4. § (4) bekezdése szerinti előirányzatból más fejezetre, címre, alcímre, jogcímcsoportra, jogcímre, előirányzat-csoportra, kiemelt előirányzatra átcsoportosíthat.

(7) A Kormány a LXIII. Nemzeti Foglalkoztatási Alap fejezet kiadásai terhére átcsoportosíthat más fejezet javára egyes szakképzési célok megvalósítása céljából.

(8) Az I–VI., a VIII., a XXX., és a XXXIV. fejezetek fejezeti tartalék előirányzatát 2015. szeptember 30-át megelőzően nem lehet felhasználni. A fejezeti tartalék az Országgyűlés határozatban adott jóváhagyásával használható fel.

20. § (1) Az államháztartásért felelős miniszter a 4. § (2) bekezdése szerinti előirányzatból más fejezetre, címre, alcímre, jogcímcsoportra, jogcímre, előirányzat-csoportra, kiemelt előirányzatra – felmérés alapján – átcsoportosíthat.

(2) A 10. mellékletben a Kormány irányítása alá tartozó fejezet előirányzatai terhére új kötelezettséget vállalni az államháztartásért felelős miniszter előzetes egyetértésével lehet. A 10. mellékletben a Kormány irányítása alá nem tartozó fejezet előirányzatai esetében új kötelezettség vállalásának feltétele, hogy a kötelezettségvállalásra jogosult előzetesen kikérje az államháztartásért felelős miniszter véleményét. Az államháztartásért felelős miniszter a kötelezettségvállalásra jogosult kérésére az egyetértést az érintett negyedévben esedékes új kötelezettségvállalások mindegyikére általánosan is, a véleményt pedig az előirányzat teljes összegére vagy annak meghatározott részére vonatkozóan is megadhatja. Az egyetértés és a vélemény megadása során figyelemmel kell lenni az állami vagyon értékesítéséből és hasznosításából származó, a 10. mellékletben szereplő bevételek éven belüli időbeli teljesülésére.

(3) Az államháztartásért felelős miniszter a XVI. Nemzeti Adó- és Vámhivatal fejezet, 1. Nemzeti Adó- és Vámhivatal igazgatása cím, 1. Működési költségvetés előirányzat-csoport, 1. Személyi juttatások kiemelt előirányzatát legfeljebb 6250,0 millió forinttal, a 2. Munkaadókat terhelő járulékok és szociális hozzájárulási adó kiemelt előirányzatát legfeljebb 1687,5 millió forinttal negyedévente megemelheti, ha az általa a negyedévet megelőzően meghatározott adónemek vonatkozásában teljesülnek az általa ezzel egyidőben meghatározott negyedéves bevételi tervek.

21. § (1) Az Országgyűlés jóváhagyja, hogy az államháztartásért felelős miniszter az állam nevében kötelezettséget vállaljon a Nemzetközi Beruházási Bankban 20 millió euró összegnek megfelelő alaptőke emelésre. Az államháztartásért felelős miniszternek a fizetési kötelezettséget két egyenlő részletben, a 2015–2016. években kell teljesítenie.

(2) Az Országgyűlés jóváhagyja, hogy az államháztartásért felelős miniszter az állam nevében kötelezettséget vállaljon a Nemzetközi Újjáépítési és Fejlesztési Bank (a továbbiakban: Világbank) szelektív tőkeemelése során 56 336 545,0 amerikai dollár összegnek megfelelő alaptőke emelésre. A tőkeemelésből

a) 3 380 192,7 amerikai dollár összegű fizetési kötelezettséget a Világbank felé 2015-ben kell teljesíteni,

b) 52 956 352,3 amerikai dollár összeg az állam feltételes fizetési kötelezettségvállalásával a lehívható tőkerészt növeli.

(3) Az Országgyűlés jóváhagyja, hogy az államháztartásért felelős miniszter az állam nevében kötelezettséget vállaljon a Nemzetközi Pénzügyi Társaság szelektív tőkeemelése során 839 000,0 amerikai dollár összegnek megfelelő alaptőke emelésre. Az alaptőke emelést 2015-ben kell teljesíteni.

(4) Az Országgyűlés jóváhagyja, hogy az államháztartásért felelős miniszter az állam nevében kötelezettséget vállaljon a Nemzetközi Fejlesztési Társulás 17. alapfeltöltése során 13,5 millió SDR magyar hozzájárulás kifizetésére. Az alapfeltöltést 2015–2023. között, nemzeti valutában kell teljesíteni.

22. § (1) A Köztársasági Elnöki Hivatal főigazgatója

a) a II. Köztársasági Elnökség fejezet, 2. cím, 2. alcím, 1. Állami kitüntetések jogcímcsoport terhére átcsoportosíthat a II. Köztársasági Elnökség fejezet, 1. Köztársasági Elnöki Hivatal cím javára,

b) a II. Köztársasági Elnökség fejezet, 2. cím, 2. alcím, 3. jogcímcsoport, 1. Államfői Protokoll kiadásai jogcím terhére átcsoportosíthat a II. Köztársasági Elnökség fejezet, 1. Köztársasági Elnöki Hivatal cím javára.

(2) A II. Köztársasági Elnökség fejezetet irányító szerv vezetője a II. Köztársasági Elnökség fejezet, 2. cím, 2. alcím, 3. Államfői Protokoll kiadásai jogcímcsoport terhére a XVIII. Külgazdasági és Külügyminisztérium fejezet javára átcsoportosíthat, ha az az államfői protokollal kapcsolatos feladatok ellátása érdekében szükséges. Az átcsoportosított előirányzat terhére történő visszarendezésre a XVIII. Külgazdasági és Külügyminisztérium fejezetet irányító szerv vezetője jogosult.

(3) Az Országos Bírósági Hivatal elnöke a VI. Bíróságok fejezet, 3. Fejezeti kezelésű előirányzatok cím terhére átcsoportosíthat a VI. Bíróságok fejezet, 1. Bíróságok és 2. Kúria cím javára.

(4) A legfőbb ügyész a VIII. Ügyészség fejezet 3. Fejezeti kezelésű előirányzatok cím, 3. EU-tagságból eredő feladatok alcím terhére átcsoportosíthat a VIII. Ügyészség fejezet 1. Ügyészségek cím javára.

(5) A Gazdasági Versenyhivatal elnöke a XXX. Gazdasági Versenyhivatal fejezet, 2. cím, 1. OECD ROK alcím terhére átcsoportosíthat a XXX. Gazdasági Versenyhivatal fejezet, 1. Gazdasági Versenyhivatal igazgatása cím javára.

23. § (1) A XI. Miniszterelnökség fejezetet irányító szerv vezetője a XI. Miniszterelnökség fejezet, 30. cím, 1. alcím, 46. Ludovika Campus jogcímcsoport terhére átcsoportosíthat a XI. Miniszterelnökség fejezet, 14. Nemzeti Közszolgálati Egyetem cím javára.

(2) A XI. Miniszterelnökség fejezetet irányító szerv vezetője a XI. Miniszterelnökség fejezet, 30. cím, 1. alcím, 1. Kormányfői protokoll jogcímcsoport terhére a XVIII. Külgazdasági és Külügyminisztérium fejezet javára átcsoportosíthat, ha az a kormányfői protokollal kapcsolatos feladatok ellátása érdekében szükséges. Az átcsoportosított előirányzat terhére történő visszarendezésre a XVIII. Külgazdasági és Külügyminisztérium fejezetet irányító szerv vezetője jogosult.

(3) A XI. Miniszterelnökség fejezetet irányító szerv vezetője a XI. Miniszterelnökség fejezet, 30. cím, 1. alcím, 3. Konzultációk kiadásai jogcímcsoport terhére a XIV. Belügyminisztérium fejezet javára átcsoportosíthat. Az átcsoportosított előirányzat terhére történő visszarendezésre a XIV. Belügyminisztérium fejezetet irányító szerv vezetője jogosult.

(4) A XI. Miniszterelnökség fejezetet irányító szerv vezetője a XI. Miniszterelnökség fejezet, 30. cím, 1. alcím, 1. Kormányfői protokoll jogcímcsoport terhére átcsoportosíthat a XI. Miniszterelnökség fejezet, 1. Miniszterelnökség cím javára.

24. § A XII. Földművelésügyi Minisztérium fejezet, 20. cím, 5. alcím, 7. Fejlesztési típusú támogatások jogcímcsoport kiadási előirányzata terhére kell teljesíteni a korábbi évekről áthúzódó agrárberuházások fizetési kötelezettségét, a XII. Földművelésügyi Minisztérium fejezet, 20. cím, 5. alcím, 8. Folyó kiadások és jövedelemtámogatások jogcímcsoport kiadási előirányzatából pedig a folyó költségként elszámolható, megszűnő agrár- és vidékfejlesztési támogatások korábbi években vállalt és 2015. évet terhelő áthúzódó fizetési kötelezettségeit.

A XII. Földművelésügyi Minisztérium fejezet, 20. cím, 5. alcím, 8. Folyó kiadások és jövedelemtámogatások jogcímcsoport kiadási előirányzatról kell teljesíteni a kedvezőtlen adottságú térségekben gazdálkodók adósságrendezési programjának 2015. évet terhelő kiadásait is.

25. § A XIV. Belügyminisztérium fejezetet irányító szerv vezetője a XIV. Belügyminisztérium fejezet 20. cím, 19. A Nemzeti Bűnmegelőzési Stratégia feladatrendszerének támogatása alcím terhére más fejezetek javára átcsoportosíthat. Az átcsoportosított előirányzat terhére történő visszarendezésre annak a fejezetnek az irányító szerve jogosult, amely javára az átcsoportosítás történt.

26. § A XV. Nemzetgazdasági Minisztérium fejezetet irányító szerv vezetője a XV. Nemzetgazdasági Minisztérium fejezet, 25. cím, 4. alcím, 1. Területfejlesztéssel összefüggő feladatok jogcímcsoport terhére előirányzat-átcsoportosítást hajthat végre a XV. Nemzetgazdasági Minisztérium fejezet, 8. Magyar Államkincstár cím javára.

27. § A XVIII. Külgazdasági és Külügyminisztérium fejezetet irányító szerv vezetője a XVIII. Külgazdasági és Külügyminisztérium fejezet, 7. cím, 1. alcím, 5. A Stipendium Hungaricum ösztöndíjak és ösztöndíjprogram működtetése jogcímcsoport terhére átcsoportosíthat a XX. Emberi Erőforrások Minisztériuma fejezet, 5. Egyetemek, főiskolák cím, valamint a XVIII. Külgazdasági és Külügyminisztérium fejezet, 4. Balassi Intézet cím javára.

28. § A honvédelemért felelős miniszter az államháztartásért felelős miniszter előzetes egyetértésével a védelmi tevékenység, a NATO felé vállalt haderő-fejlesztési célkitűzések, és az előre nem tervezett nemzetközi feladatok végrehajtása céljából a XIII. Honvédelmi Minisztérium fejezet címei, alcímei között – ideértve címen belül a kiemelt előirányzatokat is – indokolt esetben átcsoportosíthat.

29. § A XVIII. Külgazdasági és Külügyminisztérium fejezet, 7. cím, 1. alcím, 1. Beruházás ösztönzési célelőirányzat jogcímcsoport tekintetében a tárgyéven túli fizetési kötelezettségvállalás állomány összege nem haladhatja meg a 97 500,0 millió forintot.

30. § (1) A XX. Emberi Erőforrások Minisztériuma fejezet irányító szerv vezetője az államháztartásért felelős miniszter egyetértésével a XX. Emberi Erőforrások Minisztériuma fejezet, 20. cím, 19. alcím, 7. Szociális, gyermekjóléti és gyermekvédelmi feladatok ellátási szerződésekkel történő finanszírozása jogcímcsoport és a 2. cím, 3. Szociális és gyermekvédelmi, gyermekjóléti feladatellátás és irányítás intézményei alcím között az állam fenntartói feladatainak ellátására a Kormány rendeletében kijelölt szervnek a szociális vagy gyermekvédelmi, gyermekjóléti szolgáltatást nyújtó szolgáltatót, intézményt működtető fenntartóval létrejött – a szociális, vagy gyermekvédelmi, gyermekjóléti szolgáltatás nyújtásának átvállalásáról szóló – megállapodásának, illetve ellátási szerződésének év közben bekövetkező változásaira tekintettel átcsoportosíthat.

(2) A XX. Emberi Erőforrások Minisztériuma fejezet, 20. cím, 23. és 24. alcímhez tartozó jogcímcsoportok és a 30. alcím 26. jogcímcsoport költségvetési támogatási előirányzatai – a (3) bekezdésben foglaltak kivételével – tartalmazzák a sportról szóló 2004. évi I. törvény 56. § (2) bekezdése szerinti bevételeket.

(3) A Kormány határozatával – két ütemben – a távszerencsejáték játékadójából, valamint a sportfogadások játékadójából származó bevétel 2015. évben első ütemben a június 30-ig, második ütemben július 1. és december 31. között pénzforgalmilag teljesült mértékéig a sportról szóló 2004. évi I. törvény 56. § (2) bekezdésében meghatározott célra új kiadási előirányzatot hozhat létre a XX. Emberi Erőforrások Minisztériuma fejezetben, vagy engedélyezheti a XX. Emberi Erőforrások Minisztériuma fejezet, 20. cím, 23. alcím, 5. Országos sportági szakszövetségek akadémia rendszerének kialakítása, továbbá az MLSZ feladatainak támogatása jogcímcsoport előirányzat kiadási előirányzatának növelését.

(4) A XX. Emberi Erőforrások Minisztériuma fejezet, 20. cím, 22. alcím, 24. Egészségügyi intézmények rendkívüli támogatása jogcímcsoport kiadási előirányzatának felhasználásához egyedi 50,0 millió forint értékhatárt elérő és azt meghaladó összegnél az államháztartásért felelős miniszter egyetértése szükséges.

(5) Az emberi alkalmazásra kerülő gyógyszerekről és egyéb, a gyógyszerpiacot szabályozó törvények módosításáról szóló 2005. évi XCV. törvény 25/B. §-a szerint befizetésre kerülő igazgatási szolgáltatási díj 67,14%-a a XX. Emberi Erőforrások Minisztériuma fejezet, 20. cím, 22. alcím, 24. Egészségügyi intézmények rendkívüli támogatása jogcímcsoport javára kell bevételként elszámolni.

(6) A XX. Emberi Erőforrások Minisztériuma fejezet irányító szerv vezetője az államháztartásért felelős miniszter egyetértésével a XX. Emberi Erőforrások Minisztériuma fejezet, 20. cím, 19. alcím, 8. Szociális humánszolgáltatók

részére biztosított szociális- és gyermekvédelmi ágazati pótlék jogcímcsoport és a 20. cím, 19. alcím, 9. Állami és köztestületi szociális intézmények részére biztosított ágazati pótlék jogcímcsoport között átcsoportosíthat.

12. Az európai uniós források felhasználásával kapcsolatos szabályok

31. § (1) A teljes, 43 972,2 millió forint összegű kötelezettségvállalási keret-előirányzat, és az ahhoz kapcsolódó központi költségvetési finanszírozás együttes összegének kötelezettségvállalással nem terhelt része mértékéig vállalható az Európai Gazdasági Térség Finanszírozási Mechanizmus és a Norvég Finanszírozási Mechanizmus 2009–2014. évi programokra, projektekre vonatkozó tárgyévi és éven túli fizetési kötelezettség.

(2) A teljes, 33 354,6 millió forint összegű kötelezettségvállalási keret-előirányzat és az ahhoz kapcsolódó központi költségvetési finanszírozás együttes összegének kötelezettségvállalással nem terhelt része mértékéig vállalható a Svájci–Magyar Együttműködési Program által támogatott programokra, projektekre vonatkozó tárgyévi és éven túli fizetési kötelezettség.

(3) Az Európai Bizottság és Magyarország Kormánya által elfogadott Nemzeti Stratégiai Referenciakeret forrásaiból finanszírozott programok, projektek esetén az 5. mellékletben a 2007–2013. évekre meghatározott és 2007–2014-ben még kötelezettségvállalással nem terhelt indikatív európai uniós kötelezettségvállalási keret-előirányzat és az ahhoz kapcsolódó minimálisan szükséges központi költségvetési finanszírozás együttes összegéig vállalható tárgyévi fizetési kötelezettség.

(4) Az Európai Bizottság és Magyarország Kormánya által elfogadott Európai Mezőgazdasági Vidékfejlesztési Alap (a továbbiakban: EMVA) és az Európai Halászati Alap (a továbbiakban: EHA) forrásaiból finanszírozott programok, projektek esetén az 5. mellékletben 2007–2013. évekre meghatározott és 2007–2014-ben még kötelezettségvállalással nem terhelt európai uniós kötelezettségvállalási keret-előirányzat és az ahhoz kapcsolódó központi költségvetési finanszírozás együttes összegéig vállalható tárgyévi fizetési kötelezettség, amennyiben a kötelezettség 2015. évben teljesül, valamint az EMVA esetében 2015. december 31-ig, az EHA esetében 2016. június 30-ig a kedvezményezett felé kifizetésre is kerül.

(5) Az európai uniós tagsághoz kapcsolódó támogatások maradéktalan felhasználása érdekében az államháztartásért felelős miniszter egyetértésével az (1)–(4) bekezdésben meghatározott mértéken túl is vállalható tárgyévi és éven túli fizetési kötelezettség.

(6) Az Európai Területi Együttműködés (a továbbiakban: ETE) célkitűzés keretében a 2007–2013-as programozási időszakban megvalósuló programok, projektek esetében az államháztartásért felelős miniszter egyetértése esetén vállalható az irányadó programkeret hazai projektpartnerekre eső részének kötelezettségvállalással még nem terhelt részét meghaladó mértékű tárgyévi és éven túli fizetési kötelezettség akkor, ha az adott programban részes minden további partnerország biztosítja az arányos mértékű többletkötelezettség-vállalás lehetőségét saját projektpartnerei számára.

(7) A Szolidaritási programokból a 2007–2013-as programozási időszakban megvalósuló projektek esetében az egyes Alapok 5. mellékletben szereplő éves allokációjának és az ahhoz kapcsolódó központi költségvetési finanszírozás együttes összegének kötelezettségvállalással még nem terhelt részét meghaladó mértékű tárgyévi és éven túli fizetési kötelezettség az államháztartásért felelős miniszter egyetértése esetén vállalható.

32. § A XIX. Uniós Fejlesztések fejezet, 2. cím, 4. alcím, 1. Gazdaságfejlesztés Operatív Program jogcímcsoporton, valamint a XIX. Uniós Fejlesztések fejezet, 2. cím, 4. alcím, 29. Közép-magyarországi Operatív Program jogcímcsoporton belül a JEREMIE-típusú pénzügyi eszközök végrehajtása során megtérült visszatérítendő támogatásokból származó bevételek a Gazdaságfejlesztés Operatív Program, és a Közép-magyarországi Operatív Program forrását növelik, amelyre tárgyévi és éven túli fizetési kötelezettség vállalható a pénzügyi eszközökre vonatkozó közösségi szabályok szerint, kizárólag a Gazdaságfejlesztés Operatív Program 4. pénzügyi eszközök prioritás, és a Közép-magyarországi Operatív Program 1.3. intézkedés keretében.

33. § (1) Az EMVA, EHA és az Európai Tengerügyi és Halászati Alap által támogatott programok és intézkedések finanszírozásával összefüggő kockázatok kezelésére képzett céltartalék árfolyamkockázat esetén a XIX. Uniós Fejlesztések fejezet, 2. cím, 14. alcím, 1. Uniós programok árfolyam-különbözete jogcímcsoport, egyéb esetben a XIX. Uniós Fejlesztések fejezet, 2. cím, 14. alcím, 2. Egyéb EU által nem térített kiadások jogcímcsoport előirányzatain kizárólag a jogszabályban meghatározott célokra használható fel.

(2) Az Európai Mezőgazdasági és Garancia Alap által támogatott programok és intézkedések finanszírozásával összefüggő kockázatok kezelésére képzett céltartalék árfolyamkockázat esetén a XII. Földművelésügyi Minisztérium fejezet, 20. cím, 7. alcím, 1. Uniós programok árfolyam-különbözete jogcímcsoport, egyéb esetben a XII. Földművelésügyi Minisztérium fejezet, 20. cím, 7. alcím, 2. Egyéb EU által nem térített kiadások jogcímcsoport előirányzatain kizárólag a jogszabályban meghatározott célokra használható fel.

34. § (1) Az Európai Bizottság és Magyarország Kormánya által a 2014–2020-as programozási időszakra elfogadott Partnerségi Megállapodás keretében finanszírozott programok, projektek esetén a 6. mellékletben meghatározott és még kötelezettségvállalással nem terhelt indikatív európai uniós kötelezettségvállalási keret-előirányzat és ahhoz kapcsolódó, minimálisan szükséges központi költségvetési finanszírozás operatív program szintű együttes összegének 40%-os mértékéig vállalható tárgyévi és éven túli fizetési kötelezettség.

(2) A Rászoruló Személyeket Támogató Operatív Program keretében finanszírozott programok, projektek esetén a 6. mellékletben meghatározott és még kötelezettségvállalással nem terhelt indikatív európai uniós kötelezettségvállalási keret-előirányzat és ahhoz kapcsolódó minimálisan szükséges központi költségvetési finanszírozás együttes összegének 40%-os mértékéig vállalható tárgyévi és éven túli fizetési kötelezettség.

(3) Az ETE Program keretében a 2014–2020 programozási időszakban megvalósuló programok, projektek esetében az irányadó hazai projektpartnerekre eső programkeret kötelezettségvállalással még nem terhelt részének 40%-os mértékéig vállalható tárgyévi és éven túli fizetési kötelezettség.

(4) Az Európai Bizottság által a 2014–2020 programozási időszakra vonatkozóan a menekültügy, migráció és integráció, továbbá a belbiztonság területén létrehozott alapok által finanszírozott projektek esetén a 6. mellékletben a 2014–2020 évekre meghatározott és a 2014–2020. években kötelezettségvállalással még nem terhelt európai uniós kötelezettségvállalási keret-előirányzat és ahhoz kapcsolódó központi költségvetési finanszírozás együttes összegéig vállalható tárgyévi és éven túli fizetési kötelezettség.

(5) Az Európai Hálózatfinanszírozási Eszköz keretében a 2014–2020 pénzügy perspektívában megvalósuló programok, projektek esetében 150 000,0 millió forint összegig vállalható tárgyévi és éven túli fizetési kötelezettség.

(6) Az európai uniós tagsághoz kapcsolódó támogatások maradéktalan felhasználása érdekében az államháztartásért felelős miniszter egyetértésével az (1)–(5) bekezdésben meghatározott mértéken túl is vállalható tárgyévi és éven túli fizetési kötelezettség.

III. FEJEZET
A KÖZPONTI ALRENDSZEREN BELÜLI ELSZÁMOLÁSOK, KAPCSOLATOK

35. § (1) A szociális hozzájárulási adó 2015-ben megfizetett összegének 85,46%-a az Ny. Alapot, 14,54%-a az E. Alapot illeti meg. A szociális hozzájárulási adó megfizetett összegéből az Ny. Alapot és az E. Alapot megillető részt a Nemzeti Adó- és Vámhivatal állapítja meg és naponta utalja át a jogosult számlájára.

(2) Az államháztartásért felelős miniszter minden negyedévet követő hónap 15. napjáig – az utolsó negyedévben december 20-áig – a XX. Emberi Erőforrások Minisztériuma fejezet, 18. Klebelsberg Intézményfenntartó Központ cím kiadási és támogatási előirányzatát megemeli a XLII. A költségvetés közvetlen bevételei és kiadásai fejezet, 5. cím, 3. Köznevelési intézmények működtetésével kapcsolatos önkormányzati befizetések alcímre érkezett befizetések összegével.

(3) Ha az E. Alap tárgyévi utolsó bevételének beérkezése és az utolsó ellátás kifizetése után az E. Alap pénzforgalmi egyenlege többletet mutat, a kincstár intézkedik a többlet összegének visszautalásáról, amely a XLII. A költségvetés közvetlen bevételei és kiadásai fejezet, 35. cím, 2. alcím, 9. Kiadások támogatására pénzeszköz-átadás jogcímcsoport szerinti támogatást csökkenti.

(4) A szociál- és nyugdíjpolitikáért felelős miniszter a 2015. évi központi költségvetés január–november havi előzetes tényadatai alapján az államháztartásért felelős miniszterrel egyetértésben a XLII. A költségvetés közvetlen bevételei és kiadásai fejezet, 5. cím, 7. Nyugdíjbiztosítási Alap befizetése alcím javára történő befizetési kötelezettséget határozhat meg a LXXI. Nyugdíjbiztosítási Alap fejezet, 4. Egyéb befizetések cím, 1. Költségvetési befizetések alcím terhére.

IV. FEJEZET
A HELYI ÖNKORMÁNYZATOK ÉS A KÖZPONTI ALRENDSZER KAPCSOLATA

13. A helyi önkormányzatok központi alrendszerből származó forrásai

36. § (1) Az Országgyűlés a helyi önkormányzatok működéséhez és ágazati feladataiknak ellátásához a Magyarország helyi önkormányzatairól szóló 2011. évi CLXXXIX. törvény 117. § (1) bekezdésében meghatározottak szerint nyújtandó támogatások jogcímeit a 2. melléklet szerint állapítja meg.

(2) Az Országgyűlés működési és felhalmozási költségvetési támogatást állapít meg a helyi önkormányzatok által ellátandó 3. melléklet I. és II. pont szerinti feladatokra. A 3. melléklet I. pont 1–6. alpontja, a II. pont és a IV. pont szerinti támogatások felhasználási kötöttség mellett nyújthatóak.

(3) Az Országgyűlés a 3. melléklet III. pontja alapján önkormányzati fejezeti tartalékot állapít meg. A 3. melléklet III. pont 5. alpontja szerinti támogatások felhasználási kötöttség mellett nyújthatóak.

37. § A helyi önkormányzatokért felelős miniszter az államháztartásért felelős miniszter, illetve a támogatás jellegétől függően a feladatkörrel rendelkező miniszter egyetértésével a IX. Helyi önkormányzatok támogatásai fejezetben – az 1. mellékletben szereplő címek, valamint a 2. és 3. mellékletben szereplő jogcímek között és azokon belül – átcsoportosíthat.

38. § Az átalakult nemzetiségi önkormányzatot települési önkormányzatként a 2. melléklet és a 3. melléklet szerinti támogatások illetik meg.

14. A települési önkormányzatokat megillető átengedett bevételek

39. § (1) A települési önkormányzatot illeti meg

a) a gépjárműadóról szóló törvény alapján a belföldi gépjárművek után a települési önkormányzat által beszedett adó 40%-a és

b) a gépjárműadóhoz kapcsolódó bírságból, pótlékból és végrehajtási költségből származó bevétel 100%-a.

(2) A termőföld bérbeadásából származó jövedelem utáni – a települési önkormányzat által beszedett – személyi jövedelemadó 100%-a a földterület fekvése szerinti települési önkormányzatot illeti meg.

40. § (1) A települési önkormányzatot illeti meg

a) a települési önkormányzat jegyzője által jogerősen kiszabott környezetvédelmi bírság 100%-a,

b) a környezetvédelmi, természetvédelmi felügyelőség által a települési önkormányzat területén – a veszélyhelyzet kihirdetését megalapozó eseménnyel összefüggésben jogerősen kiszabott környezetvédelmi bírságok kivételével – kiszabott, és abból befolyt környezetvédelmi bírságok összegének 30%-a,

c) a szabálysértésekről, a szabálysértési eljárásról és a szabálysértési nyilvántartási rendszerről szóló 2012. évi II. törvény 252. § (1) bekezdése alapján kiszabott és végrehajtott szabálysértési pénz- és helyszíni bírságból származó, a települési önkormányzat fizetési számlájára vagy annak valamely alszámlájára érkezett bevétel 100%-a,

d) a közúti közlekedésről szóló törvény felhatalmazása alapján kiadott kormányrendeletben meghatározott jogsértésre (a továbbiakban: közlekedési szabályszegés) tekintettel kiszabott – a bírságot kiszabó szervre tekintet nélkül – közigazgatási bírság behajtásából, illetve végrehajtásából származó bevétel 40%-a, ha a behajtást, illetve a végrehajtást a települési önkormányzat jegyzője önkormányzati adóhatósági jogkörében eljárva foganatosította és

e) a települési önkormányzat területén a közlekedési szabályszegések után a közterület-felügyelő által kiszabott közigazgatási bírság behajtott összegének 100%-a.

(2) A szabálysértési pénz- és helyszíni bírság, valamint a közigazgatási bírság végrehajtását kérő szerv költségminimum megelőlegezésére nem köteles.

15. A helyi önkormányzatok pénzellátásának kiegészítő szabályai

41. § (1) A támogatási igények jogosságát elbíráló és ellenőrző szerv a 3. melléklet I. pont 2. alpontja szerinti előirányzatból nyújtható támogatás iránti igények jogszerűségének elbírálása, ellenőrzése és folyósítása céljából a pályázatban megnevezett személy nevét, további természetes személyazonosító adatait, a foglalkoztatási jogviszony megszűnéséhez kapcsolódó kifizetések összegét és az azonosítására szolgáló, munkaviszonnyal kapcsolatos kódját, valamint a foglalkoztatási jogviszonyának megszüntetésével kapcsolatosan a pályázatban megnevezett személy munkaviszonya megszűnésének jogcímét, szolgálati és közszolgálati idejét, besorolását és munkakörének megnevezését, foglalkoztatási jogviszonya kezdetének és megszűnésének időpontját, munkavégzés alóli felmentése kezdő és záró időpontját, felmentése indokául szolgáló okot és a munkaviszonnyal kapcsolatos azonosító kódját megismerheti, és a támogatási döntést követő ötödik év utolsó napjáig kezelheti. A kezelt személyes adatokat az adatkezelés céljának megszűnését követően, de legfeljebb a támogatási döntést követő ötödik év utolsó napjának elteltével oly módon kell fizikailag megsemmisíteni, hogy helyreállításuk ne legyen lehetséges.

(2) A 2. melléklet I. pontja, II. pontja, III. pont 2–5. alpontja, IV. pontja és a 3. melléklet I. pont 2. alpontja alapján nyújtott támogatás folyósítása nettó finanszírozás keretében történik.

(3) A gyermekek védelméről és a gyámügyi igazgatásról szóló 1997. évi XXXI. törvény (a továbbiakban: Gyvt.) 19. § (1a) bekezdése szerinti pénzbeli ellátás esetében a települési önkormányzat januárban teljesített kifizetéseit követően, az őt megillető összeget január hónapban igényelheti jogszabályban meghatározott éven belüli elszámolási kötelezettséggel. A szociális igazgatásról és szociális ellátásokról szóló 1993. évi III. törvény (a továbbiakban: Szoctv.) alapján nyújtott, a 2. melléklet III. pont 1. alpont a), b) és d) alpontjában meghatározott ellátások esetében ha,

a) a települési önkormányzat a tárgyévet megelőző év decemberében igénylést nyújtott be, a január hónapban járó előleg folyósítása – jogszabályban meghatározott módon – igénylés nélkül történik,

b) a települési önkormányzat a tárgyévet megelőző év decemberében nem nyújtott be igénylést, első alkalommal az őt megillető havi összeg legfeljebb kétszeresét igényelheti jogszabályban meghatározott éven belüli elszámolási kötelezettséggel.

(4) A helyi önkormányzatok általános működésének és ágazati feladatainak ellátásához járó támogatás jogosulatlan igénybevételéhez kapcsolódó kamatfizetési kötelezettség kiszámítása szempontjából a 2. melléklet I. pont 2. alpontja, II. pont 1–3. alpontjai, III. pont 3–5. alpontjai szerinti támogatások együttes összegét kell figyelembe venni.

(5) Ha az állam a nemzeti köznevelésről szóló 2011. évi CXC. törvény (a továbbiakban: Nkt.) 74. §-a szerinti hozzájárulás megfizetésére kötelezi a települési önkormányzatot, annak befizetését a települési önkormányzat havonta, minden hónap 5. napjáig köteles teljesíteni. A hozzájárulás összege a XLII. A költségvetés közvetlen bevételei és kiadásai fejezet, 5. cím, 3. Köznevelési intézmények működtetésével kapcsolatos önkormányzati befizetések alcím előirányzatának bevételét növeli.

(6) A helyi önkormányzatoknak a 25 év alatti és az 55 év feletti, a képzettséget nem igénylő munkakörben foglalkoztatott munkavállalók, valamint a gyesről visszatérő és tartós munkanélküliség után elhelyezkedő munkavállalók 2014. év decemberi foglalkoztatásához kapcsolódóan a szociális hozzájárulási adóból érvényesített, kiadási megtakarítást jelentő adó kedvezményüket kötelesek befizetni a XLII. A költségvetés közvetlen bevételei és kiadásai fejezet, 5. cím, 2. alcím, 2. Helyi önkormányzatok és költségvetési szerveik jogcímcsoport előirányzata javára.

(7) A kincstár az (5) és (6) bekezdésben meghatározott befizetési kötelezettséggel érintett helyi önkormányzat számára folyósítandó támogatás havi összegéből a nettó finanszírozás során

a) levonja a helyi önkormányzatot terhelő elmaradt összeget, ha az (5) bekezdésben meghatározott befizetési kötelezettség tekintetében az elmaradt összeg két havi hozzájárulási kötelezettség összegével megegyezik vagy azt meghaladja,

b) levonja a (6) bekezdés szerinti esetben az előző havi bérszámfejtés alapján a helyi önkormányzatnál jelentkező kiadási megtakarítás összegét.

(8) Ha a helyi önkormányzatot a (2) bekezdés alapján a nettó finanszírozás keretében megillető adott havi források a (7) bekezdés szerint levonandó összegekre nem nyújtanak fedezetet, a kincstár az Áht. 83. § (3) bekezdése alapján jár el. Ha az önkormányzatnak 2015. december 15-én bármilyen elmaradása van az (5) bekezdés szerinti befizetési kötelezettsége tekintetében, a kincstár a meg nem fizetett összegre a kötelezett fizetési számlájára beszedési megbízást nyújt be.

V. FEJEZET
A KÖZPONTI ALRENDSZER ÉS AZ ÁLLAMHÁZTARTÁSON KÍVÜLI SZERVEZETEK KAPCSOLATA

16. Az egyházi jogi személyek, a nemzetiségi önkormányzatok és a magán intézmények fenntartói közcélú és egyéb tevékenységének támogatása

42. § (1) Az Országgyűlés a köznevelési közfeladat ellátására

a) átlagbéralapú támogatást állapít meg a nevelési-oktatási, valamint pedagógiai szakszolgálati intézményt fenntartó nemzetiségi önkormányzat, az egyházi és magán köznevelési intézmény fenntartója részére az általuk fenntartott nevelési-oktatási intézményben, továbbá pedagógiai szakszolgálati intézményben pedagógus és – a b) pont kivételével – nevelő-oktató munkát közvetlenül segítő munkakörben foglalkoztatottak után a 8. melléklet I. pontja, az óvoda, egységes óvoda-bölcsőde esetében a 2. melléklet II. pont 1. alpontja szerint,

b) átlagbér alapú támogatást állapít meg a pedagógus-munkakörben foglalkoztatottak után a Magyarország területén külföldi állam vagy nemzetközi szervezet oktatási programja szerint az oktatásért felelős miniszter engedélye alapján működő nevelési-oktatási intézmény Magyarországon nyilvántartásba vett fenntartója számára a 8. melléklet I. pontja szerint, az óvoda esetében a 2. melléklet II. pont 1. alpontja szerint,

c) működési támogatást állapít meg a nemzetiségi önkormányzat vagy az egyházi jogi személy által fenntartott nevelési-oktatási intézményekben és pedagógiai szakszolgálati intézményekben ellátott, gyógypedagógiai tanácsadásban, korai fejlesztésben, oktatásban és gondozásban, valamint a fejlesztő nevelésben részt vevő gyermekekre, tanulókra tekintettel a nemzetiségi önkormányzat és a bevett egyház részére a 8. melléklet II. pontja szerint,

d) tankönyvtámogatást állapít meg a köznevelési intézményt fenntartó nemzetiségi önkormányzat, továbbá az egyházi és magán köznevelési intézmény fenntartója részére a 8. melléklet III. pontja szerint,

e) a hit- és erkölcstan oktatáshoz kapcsolódóan

   ea) tankönyvtámogatást és

   eb) átlagbéralapú támogatást

   állapít meg a bevett egyház által az állami iskolában szervezett oktatáshoz a 8. melléklet IV. pontja szerint,

f) a gyermek-, tanulói étkeztetéshez az óvodai, egységes óvoda-bölcsődei, általános iskolai, középfokú iskolai, kollégiumi étkeztetés támogatására a köznevelési intézményt fenntartó nemzetiségi önkormányzat, továbbá az egyházi és magán köznevelési intézmény fenntartója részére az általa biztosított gyermek-, tanulóétkeztetéshez a 2. melléklet III. pont 5. alpont a) alpontjában meghatározott támogatással azonos összegű és azonos feltételek mellett nyújtott támogatást állapít meg.

(2) Az oktatásért felelős miniszter a kislétszámú csoportokban szervezhető hit- és erkölcstan oktatáshoz az általa vezetett minisztérium költségvetési fejezetébe tartozó előirányzat terhére további támogatást nyújthat.

43. § (1) Az Országgyűlés a szociális, gyermekjóléti, gyermekvédelmi közfeladatot ellátó intézményt, szolgáltatást fenntartó egyházi jogi személy, civil szervezet, közalapítvány, országos nemzetiségi önkormányzat, települési vagy területi nemzetiségi önkormányzat, gazdasági társaság, és a humánszolgáltatást alaptevékenységként végző, a személyi jövedelemadóról szóló törvény hatálya alá tartozó egyéni vállalkozó (a továbbiakban együtt: nem állami szociális fenntartó) részére támogatást állapít meg a következők szerint:

a) a támogatás a nem állami szociális fenntartót a települési önkormányzatok 2. melléklet III. pont 3. b)–k) alpontjában és III. 5. a) alpontjában meghatározott támogatásaival azonos jogcímeken, összegben és feltételek mellett illeti meg,

b) – a hajléktalanok átmeneti intézményei kivételével – a nem állami szociális fenntartó, ha a Szoctv. 57. § (2) bekezdése, valamint a Gyvt. 15. § (2) bekezdés c) pontja és (3) bekezdés a), illetve b) pontja szerinti feladatot lát el, a 9. melléklet I–II. pont szerinti támogatásra jogosult,

c) a személyes gondoskodást nyújtó szociális, gyermekjóléti, gyermekvédelmi közfeladatot ellátó intézményt, szolgáltatást fenntartó gazdasági társaságot – ide nem értve a nonprofit gazdasági társaságot – és egyéni vállalkozót az a) és b) pont szerinti támogatás 30%-ának megfelelő támogatás illeti meg,

d) a nem állami szociális fenntartó a 9. melléklet IV. pontja szerinti támogatásra jogosult.

(2) A Szoctv. 4. § (1) bekezdés m) pont mb) alpontjában és a Gyvt. 5. § s) pont sb) alpontjában meghatározott szociális és gyermekjóléti, gyermekvédelmi közfeladatot ellátó intézményt fenntartó egyházi jogi személy az egyházak

hitéleti és közcélú tevékenységének anyagi feltételeiről szóló törvény szerinti kiegészítő támogatásra jogosult. E kiegészítő támogatás mértéke az (1) bekezdés a) és b) pontja szerinti támogatás 71,4%-a.

(3) A nem állami szociális fenntartó az (1) bekezdés alapján megállapított támogatás teljes összegét a folyósítást követő 15 napon belül köteles annak az intézménynek átadni, amelyre tekintettel a támogatás megállapítására sor került.

(4) Az egyházi jogi személy a (2) bekezdés szerinti kiegészítő támogatást köteles elkülönítetten nyilvántartani és a támogatás teljes összegét a humánszolgáltatást ellátó intézményei, illetve azok humánszolgáltatásai támogatására fordítani.

(5) Az (1) bekezdés szerinti támogatás és a (2) bekezdés szerinti kiegészítő támogatás elszámolása a XX. Emberi Erőforrások Minisztériuma fejezet terhére, illetve javára történik.

44. § Az önkormányzati tűzoltóság a fenntartásához, működéséhez és fejlesztéséhez az átvállalt feladattal arányos költségvetési támogatást a tűz elleni védekezésről, a műszaki mentésről és a tűzoltóságról szóló 1996. évi XXXI. törvény 41. § (5) bekezdése és 34. § (1) és (3) bekezdése alapján a XIV. Belügyminisztérium fejezet, 20. cím, 10. Önkormányzati tűzoltóságok normatív támogatása alcím előirányzatából a következő feltételek és normatívák szerint veheti igénybe:

a) valamennyi önkormányzati tűzoltóság a készenléti szolgálat működéséhez azonos összegű, 25,0 millió forint alaptámogatásra jogosult,

b) az a) pont szerint felosztott támogatás után megmaradó előirányzatból minden önkormányzati tűzoltóság az általa ellátott vonulási terület veszélyeztetettsége mértékét kifejező, jogszabályban rögzített elvek alapján meghatározott pontszámok arányában részesül,

c) a tárgyévet megelőző év normatív támogatás elszámolásából bevételként visszatérülő összeg a katasztrófák elleni védekezésért felelős miniszter egyedi döntése alapján az önkormányzati tűzoltóságok működési kiadásainak finanszírozására használható fel.

45. § A személyi jövedelemadó meghatározott részének az adózó rendelkezése szerinti felhasználásáról szóló 1996. évi CXXVI. törvény 4/A. § (1) bekezdés b) pontja alapján kijelölt előirányzat felhasználási célja a 2015. évi személyi jövedelemadó-rendelkezéseknél a Nemzeti Tehetség Program. Felhasználása a 2016. évi költségvetési törvényben kerül megtervezésre.

17. A pártok és a működésüket segítő alapítványok támogatása

46. § (1) Az I. Országgyűlés fejezet, 8. Pártok támogatása címben meghatározott pártok a pártok működéséről és gazdálkodásáról szóló 1989. évi XXXIII. törvény (a továbbiakban: Ptv.) alapján részesülnek támogatásban.

(2) Az I. Országgyűlés fejezet, 9. Pártalapítványok támogatása cím terhére a pártok működését segítő tudományos, ismeretterjesztő, kutatási, oktatási tevékenységet végző alapítványok a Ptv. rendelkezései szerint részesülnek támogatásban.

VI. FEJEZET
ÁLLAMI KEZESSÉG- ÉS GARANCIAVÁLLALÁS, VISZONTGARANCIA-VÁLLALÁS ÉS KEZESI HELYTÁLLÁS

47. § (1) A Kormány a 2015. évben együttesen 100 000,0 millió forint összegű új egyedi állami kezesség és állami garancia vállalására adhat felhatalmazást.

(2) Az (1) bekezdésben meghatározott keretösszeg – a járulékos hitelköltségek és az árfolyamváltozás miatt bekövetkező emelkedést kivéve – kizárólag az Országgyűlés jóváhagyásával léphető túl.

(3) A Világbanktól, az Európai Beruházási Banktól, az Európai Újjáépítési és Fejlesztési Banktól, a német Újjáépítési és Hitelbanktól, az Északi Beruházási Banktól, illetve az Európa Tanács Fejlesztési Bankjától felveendő hitelekhez vállalható egyedi állami kezességek és állami garanciák nem terhelik az (1) bekezdés szerinti keretösszeget.

48. § (1) A 2015. évben vállalt kiállítási garanciák és kiállítási viszontgaranciák együttes, a vállalás időpontjában forintra átszámított állománya az év egyetlen napján sem haladhatja meg az 500 000,0 millió forintot.

(2) A Kormány a 2015. évben 50 000,0 millió forint összegű, a vasúti közlekedésről szóló 2005. évi CLXXXIII. törvény 29/A. §-a szerinti állami kezesség melletti forrásbevonásra adhat felhatalmazást.

49. § (1) A Magyar Fejlesztési Bank Részvénytársaságról szóló 2001. évi XX. törvény (a továbbiakban: MFB tv.) 5. § (3) bekezdés a) pontja szerinti felső határ a 2015. évben 1 800 000,0 millió forint.

(2) Az MFB tv. 5. § (3) bekezdés b) pontja szerinti felső határ a 2015. évben 750 000,0 millió forint.

(3) Az MFB tv. 5. § (3) bekezdés c) pontja szerinti felső határ a 2015. évben 2 000 000,0 millió forint.

(4) Törvény eltérő rendelkezése hiányában a (2) bekezdés szerinti kötelezettségvállalásokhoz kapcsolódó állami kezesség után az állam javára felszámítandó kezességvállalási díj mértékét a Kormány határozatban állapítja meg.

50. § (1) A Magyar Export-Import Bank Részvénytársaságról és a Magyar Exporthitel Biztosító Részvénytársaságról szóló 1994. évi XLII. törvény (a továbbiakban: Etv.) 7. § (1) bekezdés a) pontja szerinti felső határ a 2015. évben 1 200 000,0 millió forint.

(2) Az Etv. 7. § (1) bekezdés b) pontja szerinti felső határ a 2015. évben 350 000,0 millió forint.

(3) Az Etv. 7. § (1) bekezdés c) pontja szerinti felső határ a 2015. évben 600 000,0 millió forint.

51. § (1) A Garantiqa Hitelgarancia Zrt. által vállalt készfizető kezesség mögött – jogszabályban meghatározott feltételek mellett – a (2)–(8) bekezdés szerint az állam visszavonhatatlan viszontgaranciája áll fenn.

(2) Az (1) bekezdés szerinti viszontgarancia mértéke a Garantiqa Hitelgarancia Zrt. által vállalt készfizető kezesség érvényesítéséből a társaságot terhelő fizetési kötelezettség 85%-a.

(3) A Garantiqa Hitelgarancia Zrt. az (1) bekezdés szerinti viszontgaranciával

a) a kis- és középvállalkozások, valamint a Munkavállalói Résztulajdonosi Program megvalósítására – a Munkavállalói Résztulajdonosi Programról szóló törvény alapján – létrejövő szervezetek legfeljebb 25 év lejáratú hitel-, kölcsönszerződésből, garancia-szerződésből és termelési célú eszközbeszerzéshez kapcsolódó pénzügyi lízingszerződésből, továbbá faktoringszerződésből eredő kötelezettségéért vállalhat készfizető kezességet azzal, hogy a készfizető kezességvállalás legfeljebb egyéves futamidejű faktoringügyletekhez kapcsolódhat, valamint

b) készfizető kezességet vállalhat gyógyszerész vállalkozási célú, a biztonságos és gazdaságos gyógyszer- és gyógyászatisegédeszköz-ellátás, valamint a gyógyszerforgalmazás általános szabályairól szóló 2006. évi XCVIII. törvény 74. § (1) bekezdésében és 83/A. § (1) bekezdésében foglalt feltételek teljesítése érdekében történő tulajdoni hányad megszerzését szolgáló – a közforgalmú gyógyszertárakban a gyógyszerészi tulajdonarány növelésének elősegítéséről szóló kormányrendelet szerinti Patika Hitelprogram keretében – 2013. július 1-je és 2016. december 31-e között létrejött hitel vagy kölcsönszerződéséhez.

(4) Az (1) bekezdés szerinti viszontgarancia kiterjed a Garantiqa Hitelgarancia Zrt.-nek a tőkepiacról szóló törvény alapján működő kockázati tőkealapnak gazdasági társaságban fennálló kockázati tőkebefektetése értékesítéséből származó követelés 50%-áért vállalt készfizető kezességére is. A készfizető kezességgel biztosított követelés mértéke nem haladhatja meg a tulajdonszerzésre fordított összeg 50%-át.

(5) A készfizető kezesi szerződés jogosultja lehet

a) pénzügyi intézmény,

b) kockázati tőkealap,

c) a Magyar Vállalkozásfejlesztési Alapítvány az Országos Mikrohitel Alapból történő pénzkölcsön nyújtása esetén,

d) a megyei és fővárosi vállalkozásfejlesztési alapítványok mikrohitelezési tevékenység esetén.

(6) A Garantiqa Hitelgarancia Zrt. által az (1) bekezdés szerinti állami viszontgarancia mellett vállalt készfizető kezesség állománya 2015. december 31-én nem haladhatja meg az 550 000,0 millió forintot.

(7) A Garantiqa Hitelgarancia Zrt. által az (1) bekezdés szerinti állami viszontgaranciával vállalt készfizető kezesség érvényesítése esetén – törvény eltérő rendelkezésének hiányában – a társaság köteles minden szükséges jogcselekményt megtenni a (3) bekezdés szerinti kötelezettekkel szemben fennálló, reá átszálló követelés behajtására. A központi költségvetést illeti meg a társaság által behajtott – a behajtási költségekkel csökkentett – összegnek az érvényesített állami viszontgarancia mértékével megegyező százalékban kifejezett arányos része.

(8) Ha a készfizető kezességvállalás biztosítékaként a Garantiqa Hitelgarancia Zrt. biztosítást köt, a biztosító intézet térítése behajtási bevételnek minősül, és arra a (7) bekezdés szabályai az irányadók.

(9) A Garantiqa Hitelgarancia Zrt. az (1) bekezdés szerinti ügyletek bevételeit, és az ezen ügyletekhez kapcsolódó költségeket és ráfordításokat elkülönítetten köteles nyilvántartani, és az éves beszámoló kiegészítő mellékletében bemutatni.

52. § (1) Az Agrár-Vállalkozási Hitelgarancia Alapítvány (e § alkalmazásában a továbbiakban: Alapítvány) által vállalt készfizető kezesség mögött – jogszabályban meghatározott feltételek mellett – a (2)–(7) bekezdés szerint az állam visszavonhatatlan viszontgaranciája áll fenn.

(2) Az (1) bekezdés szerinti viszontgarancia mértéke az Alapítvány által vállalt készfizető kezesség érvényesítéséből az Alapítványt terhelő fizetési kötelezettség 85%-a.

(3) Az (1) bekezdésben vállalt állami viszontgarancia a mezőgazdasági tőkepótló hitelekre és az 1999. január 1-je után vállalt készfizető kezességek érvényesítésére vonatkozik.

(4) Az Alapítvány a természetes személyek, a gazdasági társaságok, a közhasznú társaságok, a szövetkezetek, a magánvállalkozások legfeljebb 25 év lejáratú hitel-, kölcsönszerződésből, garancia-szerződésből, termelési célú eszközbeszerzéshez kapcsolódó pénzügyi lízingszerződésből, továbbá faktoringszerződésből eredő kötelezettségéért vállalhat készfizető kezességet azzal, hogy a készfizető kezességvállalás legfeljebb egyéves futamidejű faktoringügyletekhez kapcsolódhat.

(5) A készfizető kezesi szerződés jogosultja lehet

a) pénzügyi intézmény,

b) a Magyar Vállalkozásfejlesztési Alapítvány az Országos Mikrohitel Alapból történő pénzkölcsön nyújtása esetén,

c) a megyei és fővárosi vállalkozásfejlesztési alapítvány mikrohitelezési tevékenység esetén.

(6) Az Alapítvány által az (1) bekezdés szerinti viszontgarancia mellett vállalt készfizető kezesség állománya 2015. december 31-én nem haladhatja meg a 140 000,0 millió forintot.

(7) Az Alapítvány által az (1) bekezdés szerinti állami viszontgaranciával vállalt készfizető kezesség érvényesítése esetén – törvény eltérő rendelkezésének hiányában – az Alapítvány köteles minden szükséges jogcselekményt megtenni a reá átszálló követelés behajtására. A központi költségvetést illeti meg az Alapítvány által behajtott – a behajtási költségekkel csökkentett – összegnek az érvényesített állami viszontgarancia mértékével megegyező százalékban kifejezett arányos része.

53. § (1) Az állam készfizető kezesként felel a Diákhitel Központ Zrt. azon fizetési kötelezettségeiért, amelyek a belföldről és külföldről, a diákhitelezési rendszer finanszírozása érdekében felvett hiteleiből, kölcsöneiből és kötvénykibocsátásaiból erednek.

(2) A Diákhitel Központ Zrt. az (1) bekezdés szerinti kötelezettségei biztosítékaként az állami készfizető kezességvállaláson túl a hitelező további biztosíték előírására nem köteles.

(3) Az állami kezességvállalásért a Diákhitel Központ Zrt.-nek kezességvállalási díjat nem kell fizetnie.

(4) A Diákhitel Központ Zrt. éves finanszírozási tervét az államháztartásért felelős miniszter hagyja jóvá.

54. § (1) A KAVOSZ Vállalkozásfejlesztési Zrt. által az autópályák, autóutak és főutak használatáért fizetendő, megtett úttal arányos díj fizetését szolgáló kölcsönnyújtás céljára pénzügyi intézményektől hitelszerződés alapján felvett kölcsöneihez kapcsolódó állami készfizető kezesség állománya 2015. december 31-én nem haladhatja meg a 6500,0 millió forintot.

(2) A KAVOSZ Vállalkozásfejlesztési Zrt. által az autópályák, autóutak és főutak használatáért fizetendő díj fizetését szolgáló hitelszerződés alapján kihelyezett kölcsönökhöz kapcsolódó állami készfizető kezesség állománya 2015. december 31-én nem haladhatja meg az 5200,0 millió forintot.

55. § (1) Ha az államnak szerződéssel, illetve jogszabállyal vállalt kezesség- vagy viszontgarancia érvényesítéséből – az 56. § szerinti viszontgarancia kivételével – olyan fizetési kötelezettsége keletkezik, amely nem szerepel az 1. mellékletben, azt a XLII. A költségvetés közvetlen bevételei és kiadásai fejezet, 33. Állam által vállalt kezesség és viszontgarancia érvényesítése cím terhére kell teljesíteni.

(2) Az Államadósság Kezelő Központ Zrt.-nek az állami kezesség, garancia melletti forrásbevonással kapcsolatos feladatokban történő közreműködésért fizetendő díjat a XLII. A költségvetés közvetlen bevételei és kiadásai fejezet, 32. cím, 1. Vegyes kiadások alcím terhére kell teljesíteni.

(3) A (2) bekezdésben meghatározott kiadások összegével a XLII. A költségvetés közvetlen bevételei és kiadásai fejezet tervezett kiadása túlléphető.

56. § (1) A Magyar Vállalkozásfinanszírozási Zrt. (e § alkalmazásában a továbbiakban: MV Zrt.) által – jogszabályban meghatározott feltételek mellett – vállalt készfizető kezesség, illetve garancia érvényesítéséből a társaságot terhelő

fizetési kötelezettségek 100%-a mögött a (2)–(6) bekezdésben meghatározottak szerint az állam visszavonhatatlan viszontgaranciája áll fenn.

(2) Az MV Zrt. az (1) bekezdés szerinti viszontgaranciával a mikro-, kis- és középvállalkozások legfeljebb 25 év lejáratú hitelszerződésein alapuló kötelezettségek legfeljebb 80%-áig vállalhat készfizető kezességet, illetve garanciát.

(3) Az MV Zrt. által a Gazdaságfejlesztés Operatív Program Pénzügyi eszközök prioritási tengelyében, illetve a Közép-magyarországi Operatív Program A tudásalapú gazdaság innováció- és vállalkozásorientált fejlesztése prioritási tengelyében a Garanciaeszközökre vállalt készfizető kezesség, illetve garancia állománya 2015. december 31-én nem haladhatja meg a 300 000,0 millió forintot.

(4) Az (1) bekezdés szerinti viszontgarancia érvényesítéséből eredő fizetési kötelezettséget a forrást biztosító azonos előirányzatból a XIX. Uniós Fejlesztések fejezet, 2. cím, 4. alcím, 1. Gazdaságfejlesztés Operatív Program jogcímcsoport vagy a 2. cím, 4. alcím, 29. Közép-magyarországi Operatív Program jogcímcsoport terhére kell teljesíteni.

(5) Ha a (4) bekezdésben meghatározott előirányzat a viszontgarancia érvényesítéséből eredő fizetési kötelezettség teljesítéséhez nem elegendő, a további kifizetések forrásának biztosítása során is fenn kell tartani az Európai Unió költségvetéséből származó támogatás és az ahhoz kapcsolódó hazai társfinanszírozás eredeti előirányzatnak megfelelő arányát.

(6) Az (1)–(3) bekezdés szerinti kezesség, illetve garancia érvényesítéséből származó, az MV Zrt. által behajtott követelés összege a Gazdaságfejlesztés Operatív Program, illetve a Közép-magyarországi Operatív Program forrását növeli.

VII. FEJEZET
A KÖZPONTI ALRENDSZER KÖLTSÉGVETÉSÉNEK VÉGREHAJTÁSÁVAL KAPCSOLATOS VEGYES RENDELKEZÉSEK

18. A nyugdíjemelés, egyes illetmények és meghatározott díjak, támogatások és járadékok alapjának mértéke

57. § A 2015 januárjában a társadalombiztosítási nyugellátásról szóló 1997. évi LXXXI. törvény 62. § (1) és (2) bekezdése alapján esedékes nyugdíjemelés meghatározásánál 1,8%-os fogyasztói árnövekedést kell figyelembe venni.

58. § (1) A Magyar Fejlesztési Bank által saját kockázatára nyújtott azon hitelek állománya, amelyekhez a Kormány határozatában forrás- és eszközoldali kamattámogatást biztosít, a 2015. év folyamán legfeljebb 500 000,0 millió forint lehet.

(2) Az (1) bekezdésben meghatározott keretet a tényleges állomány az év egyetlen napján sem haladhatja meg.

59. § (1) A közszolgálati tisztviselőkről szóló 2011. évi CXCIX. törvény 132. §-a szerinti illetményalap a 2015. évben 38 650 forint.

(2) A költségvetési szervek által foglalkoztatottak éves cafetéria-juttatásának kerete, illetve cafetéria-juttatást nem nyújtó költségvetési szervek esetében az egy foglalkoztatottnak éves szinten – az Önkéntes Kölcsönös Biztosító Pénztárakról szóló 1993. évi XCVI. törvényre is figyelemmel, a személyi jövedelemadóról szóló 1995. évi CXVII. törvény 71. § (1) bekezdés a)–f) pontjában és (3) bekezdésében meghatározott juttatások – az egyes juttatásokhoz kapcsolódó, a juttatást teljesítő munkáltatót terhelő közterheket is magában foglaló együttes összege a 2015. évben nem haladhatja meg a bruttó 200 000 forintot.

(3) A fizetési számlához kapcsolódóan törvény alapján az egy foglalkoztatottnak havonta adható bankszámla-hozzájárulás mértéke a 2015. évben legfeljebb 1000 forint.

60. § (1) A közalkalmazottak jogállásáról szóló 1992. évi XXXIII. törvény (a továbbiakban: Kjt.)

a) 66. § (1) bekezdése szerinti, a közalkalmazotti fizetési osztályok első fizetési fokozatához tartozó illetmény garantált összegét, és a növekvő számú fizetési fokozatokhoz tartozó – az első fizetési fokozat garantált illetményére épülő – legkisebb szorzószámokat a 2015. évre a 7. melléklet tartalmazza,

b) 69. §-a szerinti illetménypótlék számítási alapja a 2015. évben 20 000 forint.

(2) A Kjt. 77. § (1) bekezdése szerinti feltételek fennállása esetén nyújtott keresetkiegészítés a 2015. évben a keresetbe tartozó juttatások előző évi bázis előirányzatának 2%-a. Fel nem használt előirányzata kizárólag a keresetbe tartozó juttatások emelésére fordítható. Ez a rendelkezés nem vonatkozik az állami felsőoktatási intézményekre, a központi

költségvetési szervként vagy köztestületi költségvetési szervként működő kutatóközpontra, kutatóintézetre, a Magyar Tudományos Akadémia elnöke által irányított kutatást kiegészítő köztestületi költségvetési szervre és az olyan központi költségvetési szervre, amelynek felügyeletét a Magyar Tudományos Akadémia elnöke látja el.

61. § Az Nkt. 65. § (1) bekezdése szerinti illetményalap számításának vetítési alapja 101 500 forint.

62. § (1) A Nemzeti Közszolgálati Egyetem Rendészettudományi Kar nappali tagozatos ösztöndíjas hallgatói pénzbeli juttatásának normatívája 308 000 forint/fő/év.

(2) A Kjt. 79/E. §-a alapján az egyetemi tanári munkakör 1. fizetési fokozatának garantált illetménye 2015. január 1-jétől 437 300 forint.

(3) A Bolyai János Kutatási Ösztöndíj havi összege 124 500 forint.

(4) Az egészségügyi felsőfokú szakirányú szakképzési rendszerről szóló Korm. rendeletben meghatározott, a szakorvos jelöltek képzésével összefüggően felmerülő dologi költségek megtérítésére szolgáló támogatás összege 100 000 forint/év.

(5) A központi költségvetési szervként működő – köznevelési közfeladatot ellátó intézményt fenntartó – felsőoktatási intézményt az általa ellátott köznevelési feladatok tekintetében a 42. § (1) bekezdés d) és f) pontjában megállapított támogatások azonos jogcímen és feltételekkel illetik meg.

63. § (1) A bírák jogállásáról és javadalmazásáról szóló 2011. évi CLXII. törvény 169. § (2) bekezdése szerinti bírói illetményalap a 2015. évben 391 600 forint.

(2) A legfőbb ügyész, az ügyészek és más ügyészségi alkalmazottak jogállásáról és az ügyészi életpályáról szóló 2011. évi CLXIV. törvény 59. § (3) bekezdése szerinti ügyészi illetményalap a 2015. évben 391 600 forint.

(3) A jogi segítségnyújtásról szóló 2003. évi LXXX. törvény 1. § (3) bekezdése szerinti jogi segítői óradíj a 2015. évben 5000 forint.

(4) Az ügyvédekről szóló 1998. évi XI. törvény 131. § (2) bekezdése szerinti kirendelt ügyvédi óradíj a 2015. évben 5000 forint.

64. § (1) A Gyvt.

a) 20/A. § (2) bekezdése szerinti támogatás esetenkénti összege a 2015. évben gyermekenként 5800 forint,

b) 20/B. § (5) bekezdése szerinti pótlék esetenkénti összege a 2015. évben gyermekenként 8400 forint,

c) 66/L. §-a szerinti helyettes szülői díj legalacsonyabb összege – gyermekenként, fiatal felnőttenként – a 2015. évben 15 000 forint/hó.

(2) A Szoctv.

a) 38. § (3) bekezdésében meghatározott, a lakásfenntartás egy négyzetméterre jutó elismert havi költsége a 2015. évben 450 forint,

b) 43/A. § (4) bekezdésében meghatározott szakértői díj összege a 2015. évben esetenként 20 000 forint,

c) 44. § (1) bekezdése szerinti ápolási díj havi alapösszege a 2015. évben 29 500 forint.

(3) A fiatalok életkezdési támogatásáról szóló 2005. évi CLXXIV. törvény 4. § (2) bekezdés a) pontja szerinti első utalási összeg 42 500 forint, a 4. § (2) bekezdés b) pontja szerinti második és harmadik utalási összeg 44 600-44 600 forint, ha a gyermek a 2015. évben született.

(4) A szakképzési hozzájárulásról és a képzés fejlesztésének támogatásáról szóló 2011. évi CLV. törvény 8. § (1) bekezdés b) pontjában meghatározott alapnormatíva összege a 2015. évben 453 000 forint/fő/év.

65. § (1) A kárpótlási jegyek életjáradékra váltásáról szóló 1992. évi XXXI. törvény (a továbbiakban: Éltv.) 7. § (1) bekezdése és a termőföld állam által életjáradék fizetése ellenében történő megszerzésének ötödik üteméről szóló 259/2009. (XI. 23.) Korm. rendelet (a továbbiakban: TéR.) alapján az életjáradék összege 2015. március 1-jétől az előző évben megvalósult átlagos nyugdíjemelés százalékos mértékével emelkedik.

(2) Az Éltv. és a TéR. alapján a 2015. március 1-je után az életjáradék összegét az Éltv. és a TéR. mellékletében meghatározott összeg (1) bekezdés szerinti növekménye figyelembevételével kell megállapítani.

(3) A Párizsi Békeszerződésről szóló 1947. évi XVIII. törvény 27. cikke 2. pontjában foglaltak végrehajtásáról szóló 1997. évi X. törvény 2. § (4) bekezdése alapján az életjáradék összege 2015. március 1-jétől – 2015. január 1-jei visszamenőleges hatállyal – az előző évben megvalósult átlagos nyugdíjemelés százalékos mértékével emelkedik.

66. § A Szoctv.

a) 50/A. § (8) bekezdése szerinti egyéni gyógyszerkeret havi összege a 2015. évben 12 000 forint,

b) 50/A. § (9) bekezdése szerinti eseti keret éves összege a 2015. évben 6000 forint.

67. § Az Éhvt. 13. §-a szerinti felügyeleti díj mértéke a projekt jogszabály alapján jóváhagyott Tervdokumentumában létrehozni tervezett minden egyes kibocsátás-csökkentési egység után 38 forint.

19. A kis összegű követelés értékhatára, a filmalkotásokhoz kapcsolódó gyártási értékhatár és a közbeszerzési értékhatárok

68. § Az Áht. 97. § (3) bekezdésének alkalmazása során a kis összegű követelés értékhatára 100 000 forint.

69. § A mozgóképről szóló 2004. évi II. törvény 13. § (5) bekezdésében meghatározott gyártási költségvetési értékhatár a 2015. évben magyar filmalkotás esetén 330,3 millió forint, magyar részvételű koprodukciós filmalkotás esetén 584,8 millió forint.

70. § (1) A közbeszerzésekről szóló 2011. évi CVIII. törvény (a továbbiakban: Kbt.) 10. § (1) bekezdés b) pontja szerinti nemzeti közbeszerzési értékhatár – kivéve a Kbt. szerinti közszolgáltatói szerződésekre vonatkozó értékhatárt – 2015. január 1-jétől 2015. december 31-éig

a) árubeszerzés esetében 8,0 millió forint,

b) építési beruházás esetében 15,0 millió forint,

c) építési koncesszió esetében 100,0 millió forint,

d) szolgáltatás megrendelése esetében 8,0 millió forint,

e) szolgáltatási koncesszió esetében 25,0 millió forint.

(2) Az (1) bekezdéstől eltérően a Kbt. szerinti közszolgáltatói szerződésekre vonatkozó nemzeti közbeszerzési értékhatár 2015. január 1-jétől 2015. december 31-éig

a) árubeszerzés esetében 50,0 millió forint,

b) építési beruházás esetében 100,0 millió forint,

c) szolgáltatás megrendelése esetében 50,0 millió forint.

71. § (1) A Kbt. 10. § (1) bekezdés a) pontja szerinti, az árubeszerzésre vonatkozó uniós közbeszerzési értékhatár – kivéve a Kbt. XIV. Fejezete alkalmazásakor a közszolgáltatói szerződésekre vonatkozó értékhatárt – 2015. január 1-jétől 2015. december 31-éig

a) a Kbt. 6. § (1) bekezdés a) pontjában meghatározott ajánlatkérők esetében, valamint ezen ajánlatkérők esetében a védelem terén beszerzendő árukra akkor, ha a védelem terén a beszerzendő áru a Kbt. 2. mellékletében szerepel 134 000 euró,

b) a Kbt. 6. § (1) bekezdése szerinti egyéb ajánlatkérő esetében, valamint a 6. § (1) bekezdés a) pontjában meghatározott ajánlatkérők esetében, ha a védelem terén a beszerzendő áru a Kbt. 2. mellékletében nem szerepel 207 000 euró.

(2) A Kbt. 10. § (1) bekezdés a) pontjában meghatározott, az építési beruházásra vonatkozó uniós közbeszerzési értékhatár – kivéve a Kbt. XIV. Fejezete alkalmazásakor a közszolgáltatói szerződésekre vonatkozó értékhatárt – 2015. január 1-jétől 2015. december 31-éig 5 186 000 euró.

(3) A Kbt. 10. § (1) bekezdés a) pontja szerinti, az építési koncesszióra vonatkozó uniós közbeszerzési értékhatár 2015. január 1-jétől 2015. december 31-éig 5 186 000 euró.

(4) A Kbt. 10. § (1) bekezdés a) pontjában meghatározott, a szolgáltatás megrendelésére vonatkozó uniós közbeszerzési értékhatár – kivéve a Kbt. XIV. Fejezete alkalmazásakor a közszolgáltatói szerződésekre vonatkozó értékhatárt – 2015. január 1-jétől 2015. december 31-éig

a) a Kbt. 6. § (1) bekezdés a) pontjában meghatározott ajánlatkérők esetében, ha a szolgáltatás a Kbt. 3. mellékletében szerepel, kivéve a 8. csoportba tartozó kutatási és fejlesztési szolgáltatásokat és az 5. csoportba tartozó 7524, 7525, 7526 számú távközlési szolgáltatásokat 134 000 euró,

b) a Kbt. 6. § (1) bekezdésében meghatározott egyéb ajánlatkérő esetében, ha a szolgáltatás a Kbt. 3. mellékletében szerepel, kivéve a 8. csoportba tartozó kutatási és fejlesztési szolgáltatásokat és az 5. csoportba tartozó 7524, 7525, 7526 számú távközlési szolgáltatásokat 207 000 euró,

c) a Kbt. 3. mellékletében a 8. csoportba tartozó kutatási és fejlesztési szolgáltatások és az 5. csoportba tartozó 7524, 7525, 7526 számú távközlési szolgáltatások, valamint a Kbt. 4. melléklete szerinti szolgáltatások esetében 207 000 euró.

(5) A Kbt. 10. § (1) bekezdés a) pontjában meghatározott, a tervpályázati eljárás lefolytatására vonatkozó uniós közbeszerzési értékhatár – kivéve a Kbt. XIV. Fejezete alkalmazásakor a közszolgáltatói szerződésekre vonatkozó értékhatárt – 2015. január 1-jétől 2015. december 31-éig

a) a (4) bekezdés a)–c) pontjában meghatározott értékhatárok, ha a tervpályázati eljárás eredményeként szolgáltatás megrendelésére kerül sor,

b) a (4) bekezdés a)–c) pontjában meghatározott értékhatárok minden olyan tervpályázati eljárás esetében, amelynek pályázati díja és a pályázóknak fizetendő díjak együttes teljes összege eléri vagy meghaladja ezeket az értékhatárokat.

72. § (1) A 71. §-tól eltérően a Kbt. XIV. Fejezete alkalmazásakor a közszolgáltatói szerződések esetén irányadó, a Kbt. 10. § (1) bekezdés a) pontjában meghatározott uniós közbeszerzési értékhatár 2015. január 1-jétől 2015. december 31-éig

a) árubeszerzésre, valamint a szolgáltatás megrendelésére 414 000 euró,

b) építési beruházásra 5 186 000 euró.

(2) A Kbt. XIV. Fejezete alkalmazásakor a közszolgáltatói szerződések esetén irányadó, a Kbt. 10. § (1) bekezdés a) pontja szerinti, a tervpályázati eljárás lefolytatására vonatkozó uniós közbeszerzési értékhatár 2015. január 1-jétől 2015. december 31-éig

a) 414 000 euró, ha a tervpályázati eljárás eredményeként szolgáltatás megrendelésére kerül sor,

b) 414 000 euró, ha a tervpályázati eljárás pályázati díja és a pályázóknak fizetendő díjak együttes teljes összege eléri vagy meghaladja ezt az értékhatárt.

(3) Az (1) és (2) bekezdésben, valamint a 71. §-ban meghatározott uniós értékhatárok forintban meghatározott összegeként az Európai Unió Hivatalos Lapjában így közzétett – az Európai Bizottság által kétévente felülvizsgált – összeget kell figyelembe venni.

20. Egyes koncessziós díjak

73. § (1) A szerencsejáték szervezéséről szóló 1991. évi XXXIV. törvény (a továbbiakban: Szjtv.) 27. § (5) bekezdése szerinti koncessziós díj jogszabályi minimuma az Szjtv. 37. § 11. pontja szerinti egységenként a 2015. tárgyévre a következő:

a) Budapesten és Pest megyében I. kategóriájú játékkaszinó esetében 657,9 millió forint, II. kategóriájú játékkaszinó esetében 383,8 millió forint,

b) az a) pontban foglalt kivétellel I. kategóriájú játékkaszinó esetében 548,3 millió forint, II. kategóriájú játékkaszinó esetében 54,9 millió forint.

(2) Az Szjtv. 29/E. § (1) bekezdése szerinti koncessziós díj jogszabályi minimuma a 2015. tárgyévre a következő:

a) egy játéktípusra érvényes távszerencsejáték-szervezési engedély esetén 104,2 millió forint,

b) több játéktípusra érvényes távszerencsejáték-szervezési engedély esetén játéktípusonként 104,2 millió forint.

21. Tartozásátvállalás

74. § (1) Az állam legkésőbb 2015. december 31-ei hatállyal ellenérték nélkül átvállalja a MÁV Magyar Államvasutak Zrt. (a továbbiakban: MÁV Zrt.) legfeljebb 3,6 millió euró és legfeljebb 12 330,3 millió forint tőkeösszegű, a Gst. 3. § (1) bekezdés a) pontja szerinti adósságelemeit és azok járulékainak összegét, valamint legfeljebb 10 000,0 millió forint tőkeösszegű, a Gst. 3. § (1) bekezdés b) pontja szerinti adósságot keletkeztető ügyletből eredő, hitelviszonyt megtestesítő értékpapír lejárat előtti visszaváltásából származó fizetési kötelezettségét. Az átvállalás nem érinti az átvállalásra kerülő adósságelemek alapján fennálló, fizetési jogokon és kötelezettségeken kívüli egyéb jogokat és kötelezettségeket. A MÁV Zrt.-t ezen tartozásátvállalás tekintetében nem terheli illetékkötelezettség. Az államot az átvállalás során az államháztartásért felelős miniszter képviseli.

(2) Az Országgyűlés jóváhagyja, hogy a Nemzeti Munkaügyi Hivatalnak a már megszűnt Oktatásért Közalapítványhoz kapcsolódó, a Nemzeti Foglalkoztatási Alap jogelődjének, a Munkaerőpiaci Alap képzési alaprész terhére nyújtott követelése törlésre kerüljön.

75. § Az Országgyűlés elengedi a Budapest Főváros Önkormányzatának az állammal szemben fennálló, a Magyar Köztársaság 2013. évi költségvetéséről szóló 2012. évi CCIV. törvény 1. melléklete IX. Helyi önkormányzatok támogatásai fejezet, 29. Pannon Park projekt előkészítése címen kapott támogatás jogtalan igénybevételéhez kapcsolódó igénybevételi és késedelmi kamatfizetési kötelezettségét.

VIII. FEJEZET
ZÁRÓ RENDELKEZÉSEK

22. Felhatalmazó rendelkezések

76. § (1) Felhatalmazást kap a Kormány, hogy rendeletben állapítsa meg

a) a 4. § (1) bekezdésében meghatározott többlettámogatás igénylési feltételeit, az igény bejelentésének, megállapításának, a többlettámogatás folyósításának, elszámolásának és a felhasználás ellenőrzésének, valamint a 4. § (5) bekezdés szerinti nyilatkozat szabályait,

b) a 2. melléklet II. pont 4. alpontja szerinti támogatás igénylési feltételeinek, a támogatás folyósításának, felhasználásának, elszámolásának és a felhasználás ellenőrzésének részletes szabályait,

c) a 8. melléklet I. pont 3. alpont d) alpont szerinti támogatás folyósításának, lemondásának, pótigénylésének, elszámolásának és ellenőrzésének részletes szabályait.

(2) Felhatalmazást kap az egészségbiztosításért felelős miniszter, hogy rendeletben állapítsa meg a XX. Emberi Erőforrások Minisztériuma fejezet, 26. Gyógyszertári tulajdoni hányad állami elővásárlás kiadása cím felhasználásával kapcsolatos szabályokat.

(3) Felhatalmazást kap a helyi önkormányzat képviselő-testülete, hogy rendeletében az 5. § (6) bekezdés b)–c) pontjában meghatározott forgalmi értéktől kisebb értékhatárt határozzon meg.

23. Hatályba léptető rendelkezések

77. § Ez a törvény 2015. január 1-jén lép hatályba, és 2018. december 31-én hatályát veszti.

Áder János s. k.,	*Kövér László* s. k.,
köztársasági elnök	az Országgyűlés elnöke

1. melléklet a 2014. évi C. törvényhez

millió forintban

Cím szám	Alcím szám	Jog-cím-csop. szám	Jog-cím szám	Elő-ir. csop. szám	Kie-melt előir. szám	Cím név	Alcím név	Jog-cím-csop. név	Jog-cím név	Elő-ir. csop. név	I. FEJEZET Kiemelt előirányzat neve	2015. évi előirányzat Kiadás	Bevétel	Támogatás
						I. ORSZÁGGYŰLÉS								
1						Országgyűlés Hivatala								
	1						Országgyűlés hivatali szervei						560,0	20 860,5
				1						*Működési költségvetés*				
					1						Személyi juttatások	11 216,2		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	2 651,9		
					3						Dologi kiadások	4 108,5		
					4						Ellátottak pénzbeli juttatásai	91,5		
					5						Egyéb működési célú kiadások	40,0		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	1 430,7		
					7						Felújítások	1 881,7		
2						Állambiztonsági Szolgálatok Történeti Levéltára							5,0	755,8
				1						*Működési költségvetés*				
					1						Személyi juttatások	421,5		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	116,3		
					3						Dologi kiadások	164,3		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	58,7		
3						Országgyűlési Őrség								2 584,9
				1						*Működési költségvetés*				
					1						Személyi juttatások	2 053,7		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	531,2		
4						Fejezeti kezelésű előirányzatok								
	3						Az Országgyűlés elnökének közcélú felajánlásai, adományai					73,0		73,0
	4						A Kárpát-medencei Magyar Képviselők Fóruma							
		2						Magyar Nemzeti Közösségek Európai Érdekképviseletéért Alapítvány támogatása				80,0		80,0
	8						Volt köztársasági elnökök közcélú felajánlásai, adományai							
		1						Göncz Árpád közcélú felajánlásai, adományai				73,0		73,0
		2						Schmitt Pál közcélú felajánlásai, adományai				73,0		73,0
		3						Sólyom László közcélú felajánlásai, adományai				73,0		73,0
	13						Fejezeti tartalék					477,8		477,8
											1 - 4. cím összesen:	25 616,0	565,0	25 051,0
5						Közbeszerzési Hatóság								
	1						Közbeszerzési Hatóság						2 144,7	140,0
				1						*Működési költségvetés*				
					1						Személyi juttatások	665,5		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	177,4		
					3						Dologi kiadások	961,5		
					5						Egyéb működési célú kiadások	2,8		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	477,5		
											5. cím összesen:	2 284,7	2 144,7	140,0
8						Pártok támogatása								
	1						Országos listán mandátumot szerzett pártok támogatása							

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név / Alcím név / Jogcím-csop. név / Jogcím név / Előir. csop. név — I. FEJEZET — Kiemelt előirányzat neve	2015. évi előirányzat — Kiadás	Bevétel	Támogatás
		1				FIDESZ - Magyar Polgári Szövetség	876,6		
		2				Magyar Szocialista Párt	427,0		
		3				Jobbik Magyarországért Mozgalom - Párt	475,8		
		4				Lehet Más a Politika	173,7		
		5				Kereszténydemokrata Néppárt	152,7		
		6				Együtt - A Korszakváltók Pártja	133,6		
		7				Demokratikus Koalíció	132,0		
		8				Párbeszéd Magyarországért Párt	106,7		
		9				Magyar Liberális Párt	70,8		
9						**Pártalapítványok támogatása**			
	1					Szövetség a Polgári Magyarországért Alapítvány	529,7		
	2					Táncsics Mihály Alapítvány	234,2		
	3					Gyarapodó Magyarországért Alapítvány	266,2		
	4					Ökopolisz Alapítvány	67,6		
	5					Barankovics István Alapítvány	53,8		
	8					Együtt Magyarországért Alapítvány	41,3		
	9					Megújuló Magyarországért Alapítvány	23,6		
	10					Liberális Magyarországért Alapítvány	4,3		
	11					Új Köztársaságért Alapítvány	40,2		
						8 - 9. cím összesen:	3 809,8		
10						**Közszolgálati médiaszolgáltatás támogatása**			
	1					Közszolgálati hozzájárulás	69 861,0		
						10. cím összesen:	69 861,0		
21						**Nemzeti Adatvédelmi és Információszabadság Hatóság**			
	1					Nemzeti Adatvédelmi és Információszabadság Hatóság			507,0
				1		*Működési költségvetés*			
					1	Személyi juttatások	311,2		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	87,6		
					3	Dologi kiadások	90,5		
					5	Egyéb működési célú kiadások	2,7		
				2		*Felhalmozási költségvetés*			
					6	Beruházások	15,0		
	2					Fejezeti kezelésű előirányzatok			
		2				Fejezeti tartalék	9,5		9,5
						21. cím összesen:	516,5		516,5
22						**Egyenlő Bánásmód Hatóság**			
	1					Egyenlő Bánásmód Hatóság		1,0	317,2
				1		*Működési költségvetés*			
					1	Személyi juttatások	143,3		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	38,5		
					3	Dologi kiadások	120,5		
					5	Egyéb működési célú kiadások	0,3		
				2		*Felhalmozási költségvetés*			
					6	Beruházások	15,6		
	2					Fejezeti kezelésű előirányzatok			

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Elő-ir. csop. szám	Kiemelt előir. szám	Cím név / Alcím név / Jogcím-csop. név / Jogcím név / Elő-ir. csop. név / Kiemelt előirányzat neve — I. FEJEZET	2015. évi előirányzat Kiadás	Bevétel	Támogatás
		1				Fejezeti tartalék	4,2		4,2
						22. cím összesen:	322,4	1,0	321,4
23						**Magyar Energetikai és Közmű-szabályozási Hivatal**			
	1					Magyar Energetikai és Közmű-szabályozási Hivatal		7 100,0	
				1		*Működési költségvetés*			
					1	Személyi juttatások	3 092,0		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	877,4		
					3	Dologi kiadások	889,7		
					5	Egyéb működési célú kiadások	2 039,4		
				2		*Felhalmozási költségvetés*			
					6	Beruházások	201,5		
						23. cím összesen:	7 100,0	7 100,0	
24						**Nemzeti Választási Iroda**			
	1					Nemzeti Választási Iroda			1 262,4
				1		*Működési költségvetés*			
					1	Személyi juttatások	659,6		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	176,3		
					3	Dologi kiadások	376,5		
				2		*Felhalmozási költségvetés*			
					6	Beruházások	50,0		
	2					Fejezeti kezelésű előirányzatok			
		1				Időközi és nemzetiségi választások lebonyolítása	458,0		458,0
		2				A választási rendszerek működtetése	1 500,0		1 500,0
						24. cím összesen:	3 220,4		3 220,4
25						**Nemzeti Emlékezet Bizottságának Hivatala**			
	1					Nemzeti Emlékezet Bizottságának Hivatala			608,0
				1		*Működési költségvetés*			
					1	Személyi juttatások	305,4		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	85,6		
					3	Dologi kiadások	217,0		
						25. cím összesen:	608,0		608,0
						I. fejezet összesen:	113 338,8	9 810,7	29 857,3
						II. KÖZTÁRSASÁGI ELNÖKSÉG			
1						**Köztársasági Elnöki Hivatal**			1 422,4
				1		*Működési költségvetés*			
					1	Személyi juttatások	748,6		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	205,7		
					3	Dologi kiadások	411,5		
				2		*Felhalmozási költségvetés*			
					6	Beruházások	51,6		
					7	Felújítások	3,0		
					8	Egyéb felhalmozási célú kiadások	2,0		

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név / Alcím név / Jogcím-csop. név / Jogcím név / Előir. csop. név — II. FEJEZET — Kiemelt előirányzat neve	2015. évi előirányzat Kiadás	Bevétel	Támogatás
2						**Fejezeti kezelésű előirányzatok**			
	2					Célelőirányzatok			
		1				Állami kitüntetések	436,7		436,7
		2				Köztársasági elnök közcélú felajánlásai, adományai	73,0		73,0
		3				Államfői Protokoll kiadásai			
			1			Államfői Protokoll kiadásai	355,0		355,0
	4					Fejezeti tartalék	26,3		26,3
						II. fejezet összesen:	**2 313,4**		**2 313,4**
						III. ALKOTMÁNYBÍRÓSÁG			
1						**Alkotmánybíróság**			1 761,6
				1		*Működési költségvetés*			
					1	Személyi juttatások	1 079,3		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	307,6		
					3	Dologi kiadások	289,6		
					4	Ellátottak pénzbeli juttatásai	37,1		
				2		*Felhalmozási költségvetés*			
					6	Beruházások	48,0		
2						**Fejezeti kezelésű előirányzatok**			
	2					Fejezeti tartalék	35,5		35,5
						III. fejezet összesen:	**1 797,1**		**1 797,1**
						IV. ALAPVETŐ JOGOK BIZTOSÁNAK HIVATALA			
1						**Alapvető Jogok Biztosának Hivatala**			1 302,4
				1		*Működési költségvetés*			
					1	Személyi juttatások	825,6		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	225,9		
					3	Dologi kiadások	208,4		
					5	Egyéb működési célú kiadások	1,5		
				2		*Felhalmozási költségvetés*			
					6	Beruházások	41,0		
2						**Fejezeti kezelésű előirányzatok**			
	2					Fejezeti tartalék	22,8		22,8
						IV. fejezet összesen:	**1 325,2**		**1 325,2**
						V. ÁLLAMI SZÁMVEVŐSZÉK			
1						**Állami Számvevőszék**		20,0	8 304,5
				1		*Működési költségvetés*			
					1	Személyi juttatások	5 466,2		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	1 494,5		
					3	Dologi kiadások	1 146,9		
					5	Egyéb működési célú kiadások	2,0		
				2		*Felhalmozási költségvetés*			
					6	Beruházások	178,9		
					7	Felújítások	36,0		

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név / Alcím név / Jogcím-csop. név / Jogcím név / Előir. csop. név — V. FEJEZET — Kiemelt előirányzat neve	2015. évi előirányzat Kiadás	Bevétel	Támogatás
						V. fejezet összesen:	8 324,5	20,0	8 304,5
						VI. BÍRÓSÁGOK			
1						**Bíróságok**		2 066,0	74 195,3
				1		*Működési költségvetés*			
					1	Személyi juttatások	48 770,0		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	12 323,3		
					3	Dologi kiadások	14 589,0		
				2		*Felhalmozási költségvetés*			
					6	Beruházások	313,0		
					7	Felújítások	266,0		
2						**Kúria**		192,0	2 637,5
				1		*Működési költségvetés*			
					1	Személyi juttatások	2 027,8		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	508,0		
					3	Dologi kiadások	289,7		
				2		*Felhalmozási költségvetés*			
					6	Beruházások	4,0		
3						**Fejezeti kezelésű előirányzatok**			
	1					Beruházás			
		1				Budapest Környéki Törvényszék épület rekonstrukciója	1 005,1		1 005,1
		2				Igazságszolgáltatás beruházásai	7 083,0		7 083,0
	3					Igazságszolgáltatás működtetése	1 561,9		1 561,9
	16					Fejezeti tartalék	1 070,2		1 070,2
						VI. fejezet összesen:	89 811,0	2 258,0	87 553,0
						VIII. ÜGYÉSZSÉG			
1						**Ügyészségek**		102,0	38 987,5
				1		*Működési költségvetés*			
					1	Személyi juttatások	25 723,2		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	7 074,5		
					3	Dologi kiadások	3 348,5		
					5	Egyéb működési célú kiadások	6,8		
				2		*Felhalmozási költségvetés*			
					6	Beruházások	2 836,5		
					7	Felújítások	30,0		
					8	Egyéb felhalmozási célú kiadások	70,0		
3						**Fejezeti kezelésű előirányzatok**			
	3					EU-tagságból eredő feladatok	42,0		42,0
	4					Jogerősen megállapított kártérítések célelőirányzata	30,0		30,0
	6					Fejezeti tartalék	720,4		720,4
						VIII. fejezet összesen:	39 881,9	102,0	39 779,9
						IX. HELYI ÖNKORMÁNYZATOK TÁMOGATÁSAI			
1						**A helyi önkormányzatok általános működésének és ágazati feladatainak támogatása**			
	1					A helyi önkormányzatok működésének általános támogatása	150 994,9		

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név / Alcím név / Jogcím-csop. név / Jogcím név / Előir. csop. név / Kiemelt előirányzat neve — IX. FEJEZET	2015. évi előirányzat Kiadás	Bevétel	Támogatás
	2					A települési önkormányzatok egyes köznevelési feladatainak támogatása	165 485,3		
	3					A települési önkormányzatok szociális, gyermekjóléti és gyermekétkeztetési feladatainak támogatása	192 094,4		
	4					A települési önkormányzatok kulturális feladatainak támogatása	30 765,3		
2						**A helyi önkormányzatok kiegészítő támogatásai**	109 924,7		
						IX. fejezet összesen:	649 264,6		
						X. IGAZSÁGÜGYI MINISZTÉRIUM			
1						**Igazságügyi Minisztérium igazgatása**		664,2	4 586,7
				1		*Működési költségvetés*			
					1	Személyi juttatások	3 106,6		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	782,7		
					3	Dologi kiadások	1 320,1		
					4	Ellátottak pénzbeli juttatásai	6,0		
					5	Egyéb működési célú kiadások	4,0		
				2		*Felhalmozási költségvetés*			
					6	Beruházások	31,5		
2						**Szellemi Tulajdon Nemzeti Hivatala**		4 220,0	
				1		*Működési költségvetés*			
					1	Személyi juttatások	1 369,5		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	371,5		
					3	Dologi kiadások	1 801,7		
					5	Egyéb működési célú kiadások	202,8		
				2		*Felhalmozási költségvetés*			
					6	Beruházások	455,5		
					7	Felújítások	19,0		
3						**Igazságügyi Hivatal**			921,1
				1		*Működési költségvetés*			
					1	Személyi juttatások	428,5		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	117,1		
					3	Dologi kiadások	369,7		
				2		*Felhalmozási költségvetés*			
					6	Beruházások	5,8		
9						**Igazságügyi Szakértői és Kutató Intézetek**		1 484,3	1 223,0
				1		*Működési költségvetés*			
					1	Személyi juttatások	1 244,2		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	338,4		
					3	Dologi kiadások	939,7		
				2		*Felhalmozási költségvetés*			
					6	Beruházások	185,0		
20						**Fejezeti kezelésű előirányzatok**			
	2					Célelőirányzatok			
		1				IM felügyelete alá tartozó szervezetek és szakmai programok támogatása	653,1		653,1
		3				IM társadalom- és szakpolitikai célkitűzéseinek megvalósítása	300,0		300,0
		4				Igazságszolgáltatási szervek részvétele a jogszabályelőkészítésben	163,5		163,5
		10				Igazságügyi regionális együttműködés 2015	30,0		30,0

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név / Alcím név / Jogcím-csop. név / Jogcím név / Előir. csop. név — X. FEJEZET — Kiemelt előirányzat neve	2015. évi előirányzat — Kiadás	Bevétel	Támogatás
		17				A büntetőeljárásról szóló törvény alapján megállapított kártalanítás	120,0		120,0
		18				Jogi segítségnyújtás	249,0		249,0
		19				Magyar alkotmányos identitás kifejezésre juttatása, nemzettudat, jogvédelem és jogérvényesítés	50,0		50,0
		20				Bűncselekmények áldozatainak kárenyhítése	100,0		100,0
		27				Nemzetközi kötelezettségek teljesítése	27,7		27,7
	25					Fejezeti általános tartalék	108,0		108,0
						X. fejezet összesen:	14 900,6	6 368,5	8 532,1
						XI. MINISZTERELNÖKSÉG			
1						**Miniszterelnökség**		6 256,3	21 926,6
				1		*Működési költségvetés*			
					1	Személyi juttatások	10 292,6		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	2 893,3		
					3	Dologi kiadások	8 607,7		
					5	Egyéb működési célú kiadások	72,3		
				2		*Felhalmozási költségvetés*			
					6	Beruházások	6 061,8		
					7	Felújítások	233,7		
					8	Egyéb felhalmozási célú kiadások	21,5		
2						**Információs Hivatal**		150,0	11 800,2
				1		*Működési költségvetés*			
					1	Személyi juttatások	4 377,3		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	1 100,8		
					3	Dologi kiadások	5 813,9		
				2		*Felhalmozási költségvetés*			
					6	Beruházások	439,0		
					7	Felújítások	107,3		
					8	Egyéb felhalmozási célú kiadások	111,9		
3						**Nemzetstratégiai Kutató Intézet**			1 200,0
				1		*Működési költségvetés*			
					1	Személyi juttatások	689,6		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	213,5		
					3	Dologi kiadások	256,9		
				2		*Felhalmozási költségvetés*			
					6	Beruházások	40,0		
6						**Rendszerváltás Történetét Kutató Intézet és Archívum**			300,0
				1		*Működési költségvetés*			
					1	Személyi juttatások	192,9		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	52,1		
					3	Dologi kiadások	50,0		
				2		*Felhalmozási költségvetés*			
					6	Beruházások	5,0		
7						**Nemzeti Örökség Intézete**		4,2	317,6
				1		*Működési költségvetés*			
					1	Személyi juttatások	192,4		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	55,6		

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Előir. csop. név	XI. FEJEZET	2015. évi előirányzat		
											Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
					3						Dologi kiadások	67,3		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	6,5		
8						VERITAS Történetkutató Intézet								260,0
				1						*Működési költségvetés*				
					1						Személyi juttatások	192,4		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	55,6		
					3						Dologi kiadások	12,0		
9						Eszterháza Kulturális, Kutató- és Fesztiválközpont							49,0	838,7
				1						*Működési költségvetés*				
					1						Személyi juttatások	260,8		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	71,2		
					3						Dologi kiadások	471,2		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	84,5		
10						Magyar Nyelvstratégiai Intézet								133,3
				1						*Működési költségvetés*				
					1						Személyi juttatások	66,7		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	18,0		
					3						Dologi kiadások	28,6		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	20,0		
12						Fővárosi, megyei kormányhivatalok és járási kormányhivatalok							42 283,7	114 455,7
				1						*Működési költségvetés*				
					1						Személyi juttatások	102 465,0		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	28 315,9		
					3						Dologi kiadások	19 090,6		
					5						Egyéb működési célú kiadások	5 940,6		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	668,3		
					7						Felújítások	258,5		
					8						Egyéb felhalmozási célú kiadások	0,5		
13						Közigazgatási és Igazságügyi Hivatal							77,5	1 453,4
				1						*Működési költségvetés*				
					1						Személyi juttatások	1 000,4		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	160,7		
					3						Dologi kiadások	236,5		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	133,2		
					7						Felújítások	0,1		
14						Nemzeti Közszolgálati Egyetem							3 531,2	3 888,1
				1						*Működési költségvetés*				
					1						Személyi juttatások	3 344,7		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	971,2		
					3						Dologi kiadások	2 609,4		
					4						Ellátottak pénzbeli juttatásai	171,6		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	322,4		

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Előir. csop. név	XI. FEJEZET Kiemelt előirányzat neve	2015. évi előirányzat Kiadás	Bevétel	Támogatás
15						Forster Gyula Nemzeti Örökségvédelmi és Vagyongazdálkodási Központ							1 100,7	3 934,1
				1						Működési költségvetés				
					1						Személyi juttatások	1 350,8		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	361,4		
					3						Dologi kiadások	1 803,9		
				2						Felhalmozási költségvetés				
					6						Beruházások	283,7		
					7						Felújítások	1 235,0		
17						Nemzeti Kommunikációs Hivatal								439,7
				1						Működési költségvetés				
					1						Személyi juttatások	218,3		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	59,3		
					3						Dologi kiadások	142,1		
				2						Felhalmozási költségvetés				
					6						Beruházások	20,0		
30						Fejezeti kezelésű előirányzatok								
	1						Célelőirányzatok							
		1						Kormányfői protokoll				500,0		500,0
		2						Kormányzati kommunikációval kapcsolatos feladatok				1 090,0		1 090,0
		3						Konzultációk kiadásai				600,0		600,0
		6						Nemzeti Sírkerthez és Emlékhelyekhez kapcsolódó kiadások				75,0		75,0
		7						A Versenyszféra és a Kormány Állandó Konzultációs Fórumával kapcsolatos kiadások				600,0		600,0
		8						Antall József Politika- és Társadalomtudományi Tudásközpont Alapítvány támogatása				100,0		100,0
		9						"Az Élet Menete" Alapítvány támogatása				50,0		50,0
		10						Az Országos Közszolgálati Érdekegyeztető Tanács tevékenységében közreműködő szervezetek támogatása				300,0		300,0
		14						The Hungary Initiatives Foundation támogatása				612,4		612,4
		17						Magyarországi Zsidó Örökség Közalapítvány működéséhez és feladatainak ellátásához szükséges hozzájárulás				58,0		58,0
		18						Holocaust Dokumentációs Központ és Emlékgyűjtemény Közalapítvány				220,0		220,0
		19						Alapítvány a Kelet- és Közép-európai Kutatásért és Képzésért				150,0		150,0
		32						Bocuse d'Or szakácsverseny 2016. évi európai döntője				301,6		301,6
		34						Nagykovácsi Kastélypark Komplexum fejlesztése				1 405,0		1 405,0
		37						Országos Építésügyi és Területrendezési e-Nyilvántartás				266,0		266,0
		38						Építésügyi, építészeti és területrendezési feladatok				595,0		595,0
		39						Dokumentációs Központ fenntartása és fejlesztése/az elektronikus Területrendezési és Építésügyi Nyilvántartás Működtetése				150,0		150,0
		40						Örökségvédelmi feladatok				1 900,0		1 900,0
		42						Közép- és Kelet-európai Történelem és Társadalom Kutatásért Közalapítvány támogatása				510,0		510,0
		44						Világörökségi törvényből adódó feladatok ellátása				198,0		198,0
		45						Magyar Kormánytisztviselői Kar működésének támogatása				50,0		50,0
		46						Ludovika Campus				4 010,0		4 010,0
		47						Határon Átnyúló Kezdeményezések Közép-európai Segítő Szolgálata				70,0		70,0
		48						Nemzeti emlékhelyekkel kapcsolatos feladatok ellátása				33,4		33,4
		50						Határontúli műemlék-felújítási program				8,0		8,0

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Előir. csop. név	XI. FEJEZET Kiemelt előirányzat neve	2015. évi előirányzat Kiadás	Bevétel	Támogatás
		53						Hozzájárulás egyes humán feladatok ellátásához				83,6		83,6
		54						Nemzeti Táncszínház új játszóhelye kialakításának támogatása				2 669,0		2 669,0
		55						Településrendezési feladatok				50,0		50,0
		56						Holokauszt emlékévvel kapcsolatos kiemelt projektek támogatása				4 435,0		4 435,0
		57						Kulturális fejlesztési, örökségvédelmi és egyéb feladatok ellátásának támogatása gazdasági társaságok részére				2 314,1		2 314,1
		58						Örökségvédelmi civil szervezetek támogatása				3,7		3,7
		59						Közép-kelet európai regionális együttműködés				30,0		30,0
		60						Fővárosi és megyei kormányhivatalok működésével kapcsolatos egyéb feladatok				1 000,0		1 000,0
		61						Szigetszentmiklósi Járási Hivatal kialakítása				4 014,3		4 014,3
		62						Bicskei Járási Kormányhivatal felújítása				400,0		400,0
		63						Szabadságharcosokért Közalapítvány támogatása				200,0		200,0
		64						Német-magyar barátság évéhez kapcsolódó programsorozat				400,0		400,0
		65						Erzsébet liget sportlétesítmény rekonstrukció				300,0		300,0
		66						Kormányablak program megvalósítása				7 900,4		7 900,4
	2						Fejezeti általános tartalék					4 878,9		4 878,9
	3						Határon túli magyarok programjainak támogatása							
		1						Nemzetpolitikai tevékenység támogatása				5 816,4		5 816,4
	5						Fővárosi és megyei kormányhivatalok peres ügyei					10,0		10,0
											1 - 30. cím összesen:	262 757,8	53 452,6	209 305,2
31						Kormányzati Ellenőrzési Hivatal								
	1						Kormányzati Ellenőrzési Hivatal						3,0	1 045,0
				1						*Működési költségvetés*				
					1						Személyi juttatások	661,1		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	174,3		
					3						Dologi kiadások	169,6		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	43,0		
											31. cím összesen:	1 048,0	3,0	1 045,0
32						Rendkívüli kormányzati intézkedések						100 000,0		
33						Országvédelmi Alap						30 000,0		
34						Céltartalékok								
	1						Közszférában foglalkoztatottak bérkompenzációja					46 700,0		
	2						Különféle kifizetések					49 000,0		
	3						Központi költségvetési szervek tartozásállományának csökkentése					60 000,0		
											32 - 34. cím összesen:	285 700,0		
35						Tulajdonosi joggyakorlással kapcsolatos bevételek és kiadások								
	2						Tulajdonosi joggyakorlással kapcsolatos kiadások							
		1						A Miniszterelnökség tulajdonosi joggyakorlásával kapcsolatos kiadások						
			1						Paks II Atomerőmű Fejlesztő Zrt. tőkeemelése			28 166,0		
			2						Az MFB Zrt. működésének támogatása			300,0		
			3						Millenáris Széllkapu NKft. tőkeemelés			1 500,0		
		2						Az MFB Zrt. rábízott vagyonába tartozó tulajdonosi joggyakorlással kapcsolatos kiadások						

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Előir. csop. név	XI. FEJEZET Kiemelt előirányzat neve	2015. évi előirányzat Kiadás	 Bevétel	 Támogatás
			1						Az MFB Zrt. rábízott vagyonába tartozó társaságok tőkeemelése			2 300,0		
			2						Az MFB Zrt. rábízott vagyonához kapcsolódó tanácsadói, értékbecslői, jogi képviseleti kiadások			100,0		
											XI. fejezet összesen:	581 871,8	53 455,6	210 350,2
											XII. FÖLDMŰVELÉSÜGYI MINISZTÉRIUM			
1						**Földművelésügyi Minisztérium igazgatása**							144,6	6 197,2
				1						*Működési költségvetés*				
					1						Személyi juttatások	4 264,0		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	1 202,5		
					3						Dologi kiadások	837,5		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	10,0		
					8						Egyéb felhalmozási célú kiadások	27,8		
2						**Nemzeti Élelmiszerlánc-biztonsági Hivatal**							15 434,5	
				1						*Működési költségvetés*				
					1						Személyi juttatások	6 010,5		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	1 690,3		
					3						Dologi kiadások	5 049,1		
					5						Egyéb működési célú kiadások	300,0		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	1 634,6		
					7						Felújítások	750,0		
3						**Földmérési és Távérzékelési Intézet**							2 085,0	622,0
				1						*Működési költségvetés*				
					1						Személyi juttatások	1 310,6		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	351,3		
					3						Dologi kiadások	1 043,1		
					5						Egyéb működési célú kiadások	1,5		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	0,5		
4						**Állami Ménesgazdaság**							273,3	228,1
				1						*Működési költségvetés*				
					1						Személyi juttatások	116,0		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	36,3		
					3						Dologi kiadások	318,8		
					5						Egyéb működési célú kiadások	0,3		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	30,0		
5						**Mezőgazdasági és Vidékfejlesztési Hivatal**							50,0	14 746,5
				1						*Működési költségvetés*				
					1						Személyi juttatások	6 452,0		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	1 890,5		
					3						Dologi kiadások	3 239,8		
					5						Egyéb működési célú kiadások	3 144,6		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	69,6		
6						**Mezőgazdasági középfokú szakoktatás intézményei**							5 163,6	16 590,3

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Előir. csop. név	XII. FEJEZET	2015. évi előirányzat		
											Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
				1						*Működési költségvetés*				
					1						Személyi juttatások	14 003,4		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	3 542,3		
					3						Dologi kiadások	4 040,4		
					4						Ellátottak pénzbeli juttatásai	124,3		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	30,3		
					7						Felújítások	12,6		
					8						Egyéb felhalmozási célú kiadások	0,6		
7						**Közművelődési intézmények**							101,0	430,9
				1						*Működési költségvetés*				
					1						Személyi juttatások	347,9		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	95,1		
					3						Dologi kiadások	88,4		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	0,5		
8						**Agrárkutató Intézetek**							1 933,3	2 197,0
				1						*Működési költségvetés*				
					1						Személyi juttatások	2 055,4		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	559,4		
					3						Dologi kiadások	1 498,2		
					5						Egyéb működési célú kiadások	0,9		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	16,4		
9						**Tokaji Borvidék Szőlészeti és Borászati Kutatóintézet**							4,0	73,2
				1						*Működési költségvetés*				
					1						Személyi juttatások	40,9		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	13,8		
					3						Dologi kiadások	19,5		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	3,0		
10						**Génmegőrzési Intézmények**							177,0	498,6
				1						*Működési költségvetés*				
					1						Személyi juttatások	361,6		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	89,3		
					3						Dologi kiadások	208,7		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	16,0		
12						**Országos Meteorológiai Szolgálat**							1 115,0	502,1
				1						*Működési költségvetés*				
					1						Személyi juttatások	789,1		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	227,1		
					3						Dologi kiadások	543,5		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	54,4		
					8						Egyéb felhalmozási célú kiadások	3,0		
13						**Nemzeti Környezetügyi Intézet**							4,8	419,5
				1						*Működési költségvetés*				

millió forintban

Cím szám	Al-cím szám	Jog-cím-csop. szám	Jog-cím szám	Elő-ir. csop. szám	Kie-melt előir. szám	Cím név	Al-cím név	Jog-cím-csop. név	Jog-cím név	Elő-ir. csop. név	XII. FEJEZET	2015. évi előirányzat		
											Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
					1						Személyi juttatások	259,5		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	83,4		
					3						Dologi kiadások	76,2		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	5,2		
14						**Nemzeti park igazgatóságok**							4 580,9	2 168,5
				1						*Működési költségvetés*				
					1						Személyi juttatások	3 080,7		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	806,6		
					3						Dologi kiadások	2 293,8		
					5						Egyéb működési célú kiadások	86,7		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	466,3		
					7						Felújítások	9,9		
					8						Egyéb felhalmozási célú kiadások	5,4		
15						**Környezetvédelmi és természetvédelmi hatósági szervek**							2 849,3	5 106,9
				1						*Működési költségvetés*				
					1						Személyi juttatások	4 827,6		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	1 315,7		
					3						Dologi kiadások	1 530,9		
					5						Egyéb működési célú kiadások	2,5		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	271,5		
					8						Egyéb felhalmozási célú kiadások	8,0		
17						**Nemzeti Földalapkezelő Szervezet**								2 449,8
				1						*Működési költségvetés*				
					1						Személyi juttatások	1 325,2		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	369,0		
					3						Dologi kiadások	625,2		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	130,4		
18						**Nemzeti Agrárszaktanácsadási, Képzési és Vidékfejlesztési Intézet**							1 246,7	172,3
				1						*Működési költségvetés*				
					1						Személyi juttatások	449,2		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	93,8		
					3						Dologi kiadások	874,2		
					5						Egyéb működési célú kiadások	1,0		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	0,8		
19						**Agrárgazdasági Kutató Intézet**							127,6	636,8
				1						*Működési költségvetés*				
					1						Személyi juttatások	476,6		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	142,8		
					3						Dologi kiadások	144,9		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	0,1		
20						**Fejezeti kezelésű előirányzatok**								

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Elő-ir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Elő-ir. csop. név	XII. FEJEZET Kiemelt előirányzat neve	2015. évi előirányzat Kiadás	Bevétel	Támogatás
	1						Beruházás							
		21						Szilvásváradi Lovasközpont fejlesztése				830,0		830,0
		22						Cséry-telepre vonatkozó kárelhárítási és rekultivációs terv elkészítése és kivitelezése				40,0		40,0
		23						Fábiánsebestyéni Kinizsi Park fejlesztése				44,5		44,5
	2						Környezetvédelmi célelőirányzatok							
		9						Természetvédelmi kártalanítás				1 550,0		1 550,0
		10						Természetvédelmi pályázatok támogatása				251,8		251,8
		11						Hulladék-gazdálkodási feladatok támogatása				12 747,2		12 747,2
		14						Állami feladatok átvállalása a Nemzeti Környezetvédelmi Program megvalósításában				81,0		81,0
		21						Kisméretű szálló por (PM10) koncentrációjának csökkentésével kapcsolatos kiadások				54,0		54,0
	3						Agrár célelőirányzatok							
		2						Agrárkutatás támogatása				68,2		68,2
		4						Határon átnyúló vidékfejlesztési feladatok támogatása				45,7		45,7
		5						Tanyafejlesztési Program				1 415,2		1 415,2
		6						Hungarikumok és a nemzeti értéktár megőrzésének, népszerűsítésének támogatása				359,4		359,4
		8						Állami feladatok átvállalása az agrár- és vidékfejlesztési programok megvalósításában				107,5		107,5
		10						Parlagfű elleni közérdekű védekezés végrehajtásának támogatása				46,1		46,1
		13						Osztatlan földtulajdon kimérésének költségei				3 000,0		3 000,0
		16						Ágazati gazdasági és hivatásrendi kamarák állami feladatainak támogatása				12,6		12,6
		19						Állami génmegőrzési feladatok támogatása				93,8		93,8
		20						Hegyközségek Nemzeti Tanácsa				600,0		600,0
		25						Nemzetközi szervezetek tagsági díjai				1 405,3		1 405,3
		31						Magyar Agrár-, Élelmiszergazdasági és Vidékfejlesztési Kamara közfeladatainak támogatása				1 785,6		1 785,6
		33						Lovas rendezvények támogatása				107,5		107,5
	4						Uniós programok kiegészítő támogatása							
		6						Méhészeti Nemzeti Program				682,5		682,5
		7						Igyál tejet program				2 300,0		2 300,0
		8						Egyes speciális szövetkezések (TÉSZ) támogatása				4 512,8		4 512,8
		9						Egyes állatbetegségek megelőzésének és felszámolásának támogatása				536,5		536,5
		11						Iskolagyümölcs program				1 726,0		1 726,0
	5						Nemzeti támogatások							
		3						Állattenyésztési feladatok				815,7		815,7
		4						A sertéságazat helyzetét javító stratégiai intézkedések támogatása				1 400,0		1 400,0
		5						Vadgazdálkodás támogatása				76,2		76,2
		6						Nemzeti Erdőprogram						
			3						Erdőfelújítás			131,4		131,4
			4						Erdőtelepítés, erdőszerkezet-átalakítás, fásítás			181,3		181,3
		7						Fejlesztési típusú támogatások				21,4		21,4
		8						Folyó kiadások és jövedelemtámogatások				77 731,2		77 731,2
		9						Állami halgazdálkodási feladatok támogatása				620,0	620,0	
		10						Nemzeti agrár kárenyhítés				8 600,0	4 300,0	4 300,0
		11						Erdei kisvasutak üzemeltetési támogatása				25,0		25,0
	6						Állat, növény- és GMO-kártalanítás					1 000,0		1 000,0

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név / Alcím név / Jogcím-csop. név / Jogcím név / Előir. csop. név — XII. FEJEZET — Kiemelt előirányzat neve	2015. évi előirányzat — Kiadás	Bevétel	Támogatás
	7					Árfolyamkockázat és egyéb, EU által nem térített kiadások			
		1				Uniós programok árfolyam-különbözete	200,0		200,0
		2				Egyéb EU által nem térített kiadások	500,0		500,0
	8					Állami tulajdonú társaságok szakmai feladatainak támogatása			
		1				Állami ménesbirtokok szakmai feladatainak támogatása	750,0		750,0
		2				Állami erdőgazdasági társaságok szakmai feladatainak támogatása	500,0		500,0
	13					Peres ügyek	100,0		100,0
	14					Fejezeti általános tartalék	130,4		130,4
						1 - 20. cím összesen:	215 516,1	40 210,6	175 305,5
21						**Tulajdonosi joggyakorlással kapcsolatos bevételek és kiadások**			
	2					Tulajdonosi joggyakorlással kapcsolatos kiadások			
		1				Állami erdőgazdasági társaságok tőkeemelése	550,0		
						XII. fejezet összesen:	216 066,1	40 210,6	175 305,5
						XIII. HONVÉDELMI MINISZTÉRIUM			
1						**Honvédelmi Minisztérium**			
	1					Honvédelmi Minisztérium igazgatása			4 279,5
				1		*Működési költségvetés*			
					1	Személyi juttatások	3 027,6		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	822,7		
					3	Dologi kiadások	391,0		
					4	Ellátottak pénzbeli juttatásai	11,7		
				2		*Felhalmozási költségvetés*			
					6	Beruházások	21,0		
					8	Egyéb felhalmozási célú kiadások	5,5		
	2					Egyéb HM szervezetek		3 783,3	73 572,4
				1		*Működési költségvetés*			
					1	Személyi juttatások	4 099,9		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	1 023,6		
					3	Dologi kiadások	69 321,5		
					4	Ellátottak pénzbeli juttatásai	349,5		
				2		*Felhalmozási költségvetés*			
					6	Beruházások	218,1		
					7	Felújítások	764,7		
					8	Egyéb felhalmozási célú kiadások	1 578,4		
2						**Magyar Honvédség**			
	1					Honvéd Vezérkar közvetlen szervezetei		5 291,4	49 126,8
				1		*Működési költségvetés*			
					1	Személyi juttatások	19 497,6		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	5 128,8		
					3	Dologi kiadások	22 193,2		
					4	Ellátottak pénzbeli juttatásai	100,8		
					5	Egyéb működési célú kiadások	6,0		
				2		*Felhalmozási költségvetés*			
					6	Beruházások	5 837,6		
					7	Felújítások	1 504,2		

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Előir. csop. név	XIII. FEJEZET Kiemelt előirányzat neve	2015. évi előirányzat Kiadás	Bevétel	Támogatás
					8						Egyéb felhalmozási célú kiadások	150,0		
	2						MH ÖHP és alárendelt szervezetei						487,8	63 996,6
				1						*Működési költségvetés*				
					1						Személyi juttatások	45 578,3		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	11 799,2		
					3						Dologi kiadások	6 641,9		
					4						Ellátottak pénzbeli juttatásai	297,4		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	167,6		
3						**Katonai Nemzetbiztonsági Szolgálat**							150,0	10 915,3
				1						*Működési költségvetés*				
					1						Személyi juttatások	5 828,2		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	1 465,7		
					3						Dologi kiadások	3 671,0		
					4						Ellátottak pénzbeli juttatásai	21,4		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	79,0		
6						**MH Egészségügyi Központ**							22 235,5	4 145,8
				1						*Működési költségvetés*				
					1						Személyi juttatások	14 499,3		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	3 985,2		
					3						Dologi kiadások	7 609,9		
					4						Ellátottak pénzbeli juttatásai	71,9		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	215,0		
7						**Kratochvil Károly Honvéd Középiskola és Kollégium**								270,1
				1						*Működési költségvetés*				
					1						Személyi juttatások	205,4		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	64,0		
					3						Dologi kiadások	0,1		
					4						Ellátottak pénzbeli juttatásai	0,6		
8						**Fejezeti kezelésű előirányzatok**								
	2						Ágazati célelőirányzatok							
		1						NATO és EU felajánlás alapján kialakításra kerülő készenléti alegységek alkalmazásának kiadásai (NRF, Battle Group és DCM)				100,0		100,0
		3						Honvédelem érdekében tevékenykedő civil szervezetek támogatása						
			6						Honvédelem érdekében tevékenykedő civil szervezetek pályázati támogatása			40,0		40,0
			19						Honvédelem érdekében tevékenykedő civil szervezetek támogatása			129,5		129,5
		5						Nonprofit korlátolt felelősségű társaságok támogatása				1 435,0		1 435,0
		25						Hozzájárulás a NATO Biztonsági Beruházási Programjához				2 290,5		2 290,5
		39						Alapítványok, közalapítványok támogatása						
			1						Magyar Futball Akadémia Alapítvány támogatása			50,0		50,0
			2						MH Szociálpolitikai Közalapítvány által ellátott feladatok támogatása			53,7		53,7
			3						Hozzájárulás a hadigondozásról szóló törvényt végrehajtó közalapítványhoz			2 995,0		2 995,0
		40						Nemzetközi tagdíjak, tagdíj jellegű befizetések						

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név / Alcím név / Jogcím-csop. név / Jogcím név / Előir. csop. név / Kiemelt előirányzat neve — XIII. FEJEZET	2015. évi előirányzat Kiadás	Bevétel	Támogatás
			1			Hozzájárulás a NATO költségvetéséhez	4 010,1		4 010,1
			2			Hozzájárulás az EU védelmi célú közös finanszírozású védelmi alapjaihoz	350,0		350,0
		42				Nemzeti és kiemelt ünnepek, egyéb rendezvények, események támogatása	760,0		760,0
						XIII. fejezet összesen:	250 468,3	31 948,0	218 520,3
						XIV. BELÜGYMINISZTÉRIUM			
1						**Belügyminisztérium igazgatása**		25,5	5 119,8
				1		*Működési költségvetés*			
					1	Személyi juttatások	3 217,8		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	781,2		
					3	Dologi kiadások	965,5		
					5	Egyéb működési célú kiadások	146,1		
				2		*Felhalmozási költségvetés*			
					6	Beruházások	34,7		
2						**Nemzeti Védelmi Szolgálat**			4 055,8
				1		*Működési költségvetés*			
					1	Személyi juttatások	2 785,0		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	730,1		
					3	Dologi kiadások	509,8		
				2		*Felhalmozási költségvetés*			
					6	Beruházások	30,9		
4						**Terrorelhárítási Központ**		123,0	12 332,8
				1		*Működési költségvetés*			
					1	Személyi juttatások	7 218,8		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	1 971,2		
					3	Dologi kiadások	1 957,4		
				2		*Felhalmozási költségvetés*			
					6	Beruházások	908,4		
					7	Felújítások	400,0		
5						**Büntetés-végrehajtás**		2 715,6	54 200,0
				1		*Működési költségvetés*			
					1	Személyi juttatások	27 148,9		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	6 152,2		
					3	Dologi kiadások	18 644,5		
					4	Ellátottak pénzbeli juttatásai	2,7		
					5	Egyéb működési célú kiadások	2,0		
				2		*Felhalmozási költségvetés*			
					6	Beruházások	4 694,6		
					7	Felújítások	157,7		
					8	Egyéb felhalmozási célú kiadások	113,0		
6						**Közszolgálati Személyzetfejlesztési Főigazgatóság**		22,2	661,7
				1		*Működési költségvetés*			
					1	Személyi juttatások	448,0		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	114,9		
					3	Dologi kiadások	121,0		
7						**Rendőrség**		5 301,6	254 444,3

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Előir. csop. név	XIV. FEJEZET Kiemelt előirányzat neve	2015. évi előirányzat Kiadás	Bevétel	Támogatás
				1						*Működési költségvetés*				
					1						Személyi juttatások	166 899,4		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	44 368,0		
					3						Dologi kiadások	42 044,4		
					5						Egyéb működési célú kiadások	811,2		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	5 233,0		
					7						Felújítások	284,9		
					8						Egyéb felhalmozási célú kiadások	105,0		
8						Alkotmányvédelmi Hivatal							47,4	6 977,9
				1						*Működési költségvetés*				
					1						Személyi juttatások	4 822,2		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	1 313,3		
					3						Dologi kiadások	814,0		
					5						Egyéb működési célú kiadások	0,3		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	55,5		
					8						Egyéb felhalmozási célú kiadások	20,0		
9						Nemzetbiztonsági Szakszolgálat							170,6	17 654,5
				1						*Működési költségvetés*				
					1						Személyi juttatások	10 135,5		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	2 635,4		
					3						Dologi kiadások	2 304,9		
					5						Egyéb működési célú kiadások	0,4		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	2 705,0		
					8						Egyéb felhalmozási célú kiadások	43,9		
10						Szervezett Bűnözés Elleni Koordinációs Központ								194,7
				1						*Működési költségvetés*				
					1						Személyi juttatások	88,4		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	25,4		
					3						Dologi kiadások	61,3		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	19,6		
12						BM Országos Katasztrófavédelmi Főigazgatóság							2 633,2	52 812,6
				1						*Működési költségvetés*				
					1						Személyi juttatások	36 923,6		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	9 175,4		
					3						Dologi kiadások	4 997,5		
					5						Egyéb működési célú kiadások	18,4		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	3 706,2		
					7						Felújítások	606,7		
					8						Egyéb felhalmozási célú kiadások	18,0		
13						Bevándorlási és Állampolgársági Hivatal							104,4	8 906,6
				1						*Működési költségvetés*				
					1						Személyi juttatások	3 491,8		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	934,4		

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név / Alcím név / Jogcím-csop. név / Jogcím név / Előir. csop. név / Kiemelt előirányzat neve (XIV. FEJEZET)	2015. évi előirányzat Kiadás	Bevétel	Támogatás
					3	Dologi kiadások	3 600,0		
					4	Ellátottak pénzbeli juttatásai	103,7		
					5	Egyéb működési célú kiadások	675,9		
				2		*Felhalmozási költségvetés*			
					6	Beruházások	205,2		
15						BM Nemzetközi Oktatási Központ		414,5	532,8
				1		*Működési költségvetés*			
					1	Személyi juttatások	309,6		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	83,7		
					3	Dologi kiadások	525,6		
					5	Egyéb működési célú kiadások	15,4		
				2		*Felhalmozási költségvetés*			
					6	Beruházások	5,0		
					7	Felújítások	8,0		
17						Vízügyi Igazgatóságok		2 940,7	20 056,0
				1		*Működési költségvetés*			
					1	Személyi juttatások	9 378,6		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	2 553,5		
					3	Dologi kiadások	10 257,8		
				2		*Felhalmozási költségvetés*			
					6	Beruházások	806,8		
18						Közigazgatási és Elektronikus Közszolgáltatások Központi Hivatala		9 423,6	20 670,3
				1		*Működési költségvetés*			
					1	Személyi juttatások	3 026,7		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	750,1		
					3	Dologi kiadások	23 204,9		
				2		*Felhalmozási költségvetés*			
					6	Beruházások	3 025,6		
					7	Felújítások	86,6		
20						Fejezeti kezelésű előirányzatok			
	1					Ágazati célfeladatok			
		2				Energia-racionalizálás	100,3	100,3	
		27				Európai Uniós és nemzetközi projektek/programok megvalósításához kapcsolódó kiadások	1 043,0	410,0	633,0
		50				Víz-, környezeti és természeti katasztrófa kárelhárítás	260,0		260,0
		56				Kormányzati infokommunikációs szolgáltatások	18 743,2		18 743,2
		57				Regionális víziközmű rendszerek állami kötelezettségei és a pályázati fejlesztéséhez szükséges önerő	7,5		7,5
		58				Balatoni regionális víziközmű-hálózat fejlesztése	7,5		7,5
		59				Ivóvízbázis-védelmi Program végrehajtása	20,5		20,5
		60				Ivóvíz-minőség javító program	41,1		41,1
	2					Alapítványok és társadalmi önszerveződések támogatása			
		2				Társadalmi önszerveződések támogatása			
			3			Országos Polgárőr Szövetség	1 050,0		1 050,0
			5			Önkéntes tűzoltóegyesületek és mentőszervezetek támogatása	500,0		500,0
			11			Társadalmi szervezetek, alapítványok támogatása	172,0		172,0
	9					Szolidaritási programok			
		1				Európai Menekültügyi Alap	143,5	109,8	33,7

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név / Alcím név / Jogcím-csop. név / Jogcím név / Előir. csop. név — XIV. FEJEZET — Kiemelt előirányzat neve	2015. évi előirányzat Kiadás	Bevétel	Támogatás
		2				Integrációs Alap	201,8	154,7	47,1
		3				Visszatérési Alap	269,9	207,2	62,7
		4				Külső Határok Alap	2 144,5	1 906,9	237,6
		5				Szolidaritási programokhoz kapcsolódó technikai költségek	242,9	242,9	
		6				Szolidaritási programokhoz kapcsolódó céltartalék	10,0		10,0
	10					Önkormányzati tűzoltóságok normatív támogatása	1 963,0		1 963,0
	11					Duna Művész Együttesek támogatása	300,0		300,0
	18					Magyar Rendvédelmi Kar	50,0		50,0
	19					A Nemzeti Bűnmegelőzési Stratégia feladatrendszerének támogatása	700,0		700,0
	20					Belügyi Alapok			
		1				Belső Biztonsági Alap	1 822,0	1 722,0	100,0
		2				Menekültügyi, Migrációs és Integrációs Alap	1 025,3	925,3	100,0
		3				Belügyi Alapok technikai költségkerete	75,0	25,0	50,0
						1 - 20. cím összesen:	513 435,1	29 726,4	483 708,7
21						K-600 hírrendszer működtetésére	55,0		
						21. cím összesen:	55,0		
22						Tulajdonosi joggyakorlással kapcsolatos bevételek és kiadások			
	2					Tulajdonosi joggyakorlással kapcsolatos kiadások			
		1				Magyar Gáz Tranzit Zrt. tőkeemelése	4 000,0		
						XIV. fejezet összesen:	517 490,1	29 726,4	483 708,7
						XV. NEMZETGAZDASÁGI MINISZTÉRIUM			
1						Nemzetgazdasági Minisztérium igazgatása		9 261,5	9 686,6
				1		*Működési költségvetés*			
					1	Személyi juttatások	11 579,6		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	3 586,8		
					3	Dologi kiadások	3 095,9		
					5	Egyéb működési célú kiadások	32,3		
				2		*Felhalmozási költségvetés*			
					6	Beruházások	612,4		
					7	Felújítások	2,8		
					8	Egyéb felhalmozási célú kiadások	38,3		
3						Magyar Kereskedelmi Engedélyezési Hivatal		1 700,0	360,0
				1		*Működési költségvetés*			
					1	Személyi juttatások	1 136,5		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	303,4		
					3	Dologi kiadások	501,1		
					5	Egyéb működési célú kiadások	2,0		
				2		*Felhalmozási költségvetés*			
					6	Beruházások	70,0		
					7	Felújítások	47,0		
5						Közbeszerzési és Ellátási Főigazgatóság		4 620,4	7 879,9
				1		*Működési költségvetés*			
					1	Személyi juttatások	2 129,5		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	617,0		

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név / Alcím név / Jogcím-csop. név / Jogcím név / Előir. csop. név — XV. FEJEZET — Kiemelt előirányzat neve	2015. évi előirányzat Kiadás	Bevétel	Támogatás
					3	Dologi kiadások	8 976,1		
					5	Egyéb működési célú kiadások	5,0		
				2		*Felhalmozási költségvetés*			
					6	Beruházások	622,7		
					7	Felújítások	150,0		
6						**Nemzeti Szakképzési és Felnőttképzési Hivatal**		786,4	493,9
				1		*Működési költségvetés*			
					1	Személyi juttatások	567,7		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	112,9		
					3	Dologi kiadások	449,7		
				2		*Felhalmozási költségvetés*			
					6	Beruházások	150,0		
8						**Magyar Államkincstár**		9 628,9	19 243,9
				1		*Működési költségvetés*			
					1	Személyi juttatások	15 286,4		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	4 650,2		
					3	Dologi kiadások	5 586,0		
					5	Egyéb működési célú kiadások	3,5		
				2		*Felhalmozási költségvetés*			
					6	Beruházások	2 941,2		
					7	Felújítások	383,7		
					8	Egyéb felhalmozási célú kiadások	21,8		
16						**Európai Támogatásokat Auditáló Főigazgatóság**		427,8	729,8
				1		*Működési költségvetés*			
					1	Személyi juttatások	719,6		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	208,6		
					3	Dologi kiadások	220,5		
				2		*Felhalmozási költségvetés*			
					6	Beruházások	8,9		
25						**Fejezeti kezelésű előirányzatok**			
	2					Ágazati célelőirányzatok			
		5				Kárrendezési célelőirányzat			
			1			Függő kár kifizetés	410,0		410,0
			2			Járadék kifizetés	3 550,0		3 550,0
			3			Tőkésítésre kifizetés	40,0		40,0
		7				Hozzájárulás a könyvvizsgálói közfelügyeleti rendszer működtetéséhez	4,3		4,3
		8				Országos Foglalkoztatási Közhasznú Nonprofit Kft. támogatása	302,5		302,5
	3					Turisztikai feladatok			
		2				Agrármarketing célelőirányzat	1 855,9		1 855,9
		3				Turisztikai célelőirányzat	4 929,0		4 929,0
	4					Területfejlesztési feladatok			
		1				Területfejlesztéssel összefüggő feladatok	475,4		475,4
	5					Belgazdasági feladatok			
		1				Gazdasági Zöldítési Rendszer	4 886,3		4 886,3
		2				NER300 projekt megvalósítása	2 356,8	2 356,8	
		3				Teljesítésigazolási Szakértői Szerv működési támogatása	153,0		153,0
		4				Az ágazat védelmi felkészítésének állami feladatai a honvédelmi törvény alapján	4,2		4,2

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név / Alcím név / Jogcím-csop. név / Jogcím név / Előir. csop. név — XV. FEJEZET — Kiemelt előirányzat neve	2015. évi előirányzat Kiadás	Bevétel	Támogatás
		5				Nemzetközi szabványosítási és akkreditálási feladatok	58,4		58,4
		6				MKIK támogatása	50,0		50,0
		7				Nemzetgazdasági támogatások	3 000,0		3 000,0
	7					Egyéb fejezeti kezelésű előirányzatok			
		1				Magán és egyéb jogi személyek kártérítése	34,0		34,0
		2				Nemzetközi tagdíjak, nemzetközi kapcsolattal összefüggő feladatok	520,6		520,6
		3				Szervezetátalakítási alap	793,3		793,3
		7				Fejezeti általános tartalék	518,1		518,1
	8					Európai Területi Együttműködés (2014-2020)			
		1				Duna Transznacionális Együttműködési Program	694,4	341,1	353,3
		2				Közép-európai Transznacionális Együttműködési Program 2020	114,5		114,5
		3				INTERREG VC Interregionális Együttműködési Program	62,1		62,1
		4				INTERACT III Interregionális Együttműködési Program	22,8		22,8
						XV. fejezet összesen:	89 654,7	29 122,9	60 531,8
						XVI. NEMZETI ADÓ- ÉS VÁMHIVATAL			
1						**Nemzeti Adó- és Vámhivatal igazgatása**		2 951,1	124 667,2
				1		*Működési költségvetés*			
					1	Személyi juttatások	71 010,1		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	19 147,4		
					3	Dologi kiadások	33 360,8		
					5	Egyéb működési célú kiadások	59,8		
				2		*Felhalmozási költségvetés*			
					6	Beruházások	2 295,4		
					7	Felújítások	1 500,0		
					8	Egyéb felhalmozási célú kiadások	244,8		
2						**Bűnügyi Főigazgatóság**		23,8	8 166,7
				1		*Működési költségvetés*			
					1	Személyi juttatások	5 252,7		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	1 381,7		
					3	Dologi kiadások	1 396,0		
				2		*Felhalmozási költségvetés*			
					6	Beruházások	160,1		
3						**Képzési, Egészségügyi és Kulturális Intézet**		257,2	2 220,4
				1		*Működési költségvetés*			
					1	Személyi juttatások	1 294,0		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	359,4		
					3	Dologi kiadások	730,4		
					5	Egyéb működési célú kiadások	0,1		
				2		*Felhalmozási költségvetés*			
					6	Beruházások	68,7		
					7	Felújítások	25,0		
						XVI. fejezet összesen:	138 286,4	3 232,1	135 054,3
						XVII. NEMZETI FEJLESZTÉSI MINISZTÉRIUM			
1						**Nemzeti Fejlesztési Minisztérium igazgatása**		11 498,9	6 492,3

millió forintban

Cím szám	Al-cím szám	Jog-cím-csop. szám	Jog-cím szám	Elő-ir. csop. szám	Kie-melt előir. szám	Cím név	Al-cím név	Jog-cím-csop. név	Jog-cím név	Elő-ir. csop. név	XVII. FEJEZET Kiemelt előirányzat neve	2015. évi előirányzat Kiadás	Bevétel	Támogatás
				1						*Működési költségvetés*				
					1						Személyi juttatások	7 032,1		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	1 898,7		
					3						Dologi kiadások	9 049,4		
				2						*Felhalmozási költségvetés*				
					8						Egyéb felhalmozási célú kiadások	11,0		
3						**Nemzeti Információs Infrastruktúra Fejlesztési Intézet**							913,3	1 628,8
				1						*Működési költségvetés*				
					1						Személyi juttatások	391,5		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	100,5		
					3						Dologi kiadások	2 048,1		
					5						Egyéb működési célú kiadások	0,7		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	1,3		
4						**Országos Atomenergia Hivatal**							2 405,6	392,6
				1						*Működési költségvetés*				
					1						Személyi juttatások	832,5		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	224,8		
					3						Dologi kiadások	1 024,1		
					5						Egyéb működési célú kiadások	678,3		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	38,5		
5						**Magyar Bányászati és Földtani Hivatal**							2 467,7	
				1						*Működési költségvetés*				
					1						Személyi juttatások	760,7		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	197,3		
					3						Dologi kiadások	596,1		
					5						Egyéb működési célú kiadások	909,3		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	4,3		
7						**Nemzeti Közlekedési Hatóság**							31 098,4	
				1						*Működési költségvetés*				
					1						Személyi juttatások	3 047,9		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	761,0		
					3						Dologi kiadások	5 304,1		
					4						Ellátottak pénzbeli juttatásai	0,3		
					5						Egyéb működési célú kiadások	21 230,0		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	645,1		
					7						Felújítások	100,0		
					8						Egyéb felhalmozási célú kiadások	10,0		
8						**Közlekedésfejlesztési Koordinációs Központ**							819,0	2 629,4
				1						*Működési költségvetés*				
					1						Személyi juttatások	967,4		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	253,9		
					3						Dologi kiadások	1 941,1		
					5						Egyéb működési célú kiadások	191,6		
				2						*Felhalmozási költségvetés*				

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Előir. csop. név	XVII. FEJEZET Kiemelt előirányzat neve	2015. évi előirányzat Kiadás	Bevétel	Támogatás
					6						Beruházások	90,4		
					8						Egyéb felhalmozási célú kiadások	4,0		
10						Közlekedésbiztonsági Szervezet								488,3
				1						*Működési költségvetés*				
					1						Személyi juttatások	263,4		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	72,8		
					3						Dologi kiadások	133,6		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	18,5		
11						Kormányzati Informatikai Fejlesztési Ügynökség							60,0	430,6
				1						*Működési költségvetés*				
					1						Személyi juttatások	319,0		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	80,6		
					3						Dologi kiadások	82,6		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	8,4		
14						Magyar Földtani és Geofizikai Intézet							395,0	606,4
				1						*Működési költségvetés*				
					1						Személyi juttatások	585,7		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	158,0		
					3						Dologi kiadások	250,2		
					5						Egyéb működési célú kiadások	3,7		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	3,8		
15						Nemzeti Fogyasztóvédelmi Hatóság							18,8	1 021,2
				1						*Működési költségvetés*				
					1						Személyi juttatások	548,1		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	148,0		
					3						Dologi kiadások	293,9		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	40,0		
					7						Felújítások	10,0		
20						Fejezeti kezelésű előirányzatok								
	31						Kiemelt célú beruházások támogatása							
		12						Korábbi közútfejlesztési feladatok végrehajtása				2 194,5		2 194,5
		13						Győr-Gönyű kikötőfejlesztés				100,9		100,9
	32						Közlekedési ágazati programok							
		1						A közösségi közlekedés összehangolása				433,5		433,5
		2						Közúthálózat fenntartás és működtetés				56 667,2	1 181,0	55 486,2
		3						Útdíj rendszerek működtetése				16 336,4		16 336,4
		4						Nemzeti Infrastruktúra Fejlesztő Zrt. működési támogatása				3 607,7		3 607,7
		5						TEN-T projektek				2 088,0	249,0	1 839,0
		6						Belvízi hajózási alapprogram				0,1		0,1
		11						Közúti közlekedésbiztonság javítása és szakképzési feladatok				1 820,8	1 600,0	220,8
		12						Közúti közlekedéssel összefüggő környezetvédelmi feladatok				175,0	175,0	
		13						Zajtérképezés EU tagállami feladatai				69,8		69,8
		27						CEF projektek				4 406,5		4 406,5
	33						Hazai fejlesztési programok							

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Elő-ir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Elő-ir. csop. név	XVII. FEJEZET	2015. évi előirányzat		
											Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
		2						Hungaroring Sport Zrt. támogatása				10 049,9		10 049,9
		3						Gazdaságfejlesztést szolgáló célelőirányzat				1 460,0		1 460,0
		4						Hazai fejlesztési programok célelőirányzat				232,8		232,8
		6						Balaton fejlesztési feladatok támogatása				70,0		70,0
		20						Intézményi kezességi díjtámogatások				1 114,8		1 114,8
	34						Infokommunikációs ágazati programok							
		1						Infokommunikációs szolgáltatások, konszolidáció				1 078,6		1 078,6
		2						Nemzeti Infokommunikációs Stratégia (NIS) végrehajtásához kapcsolódó feladatok				83,9		83,9
	35						Klíma-, energia- és zöldgazdaság-politikai ágazati programok							
		1						Uránércbánya hosszú távú környezeti kárelhárítás				680,1		680,1
		3						Épületenergetikai és energiahatékonysági célelőirányzat				654,5		654,5
		4						Zöldgazdaság Finanszírozási Rendszer				4 886,3		4 886,3
	36						PPP-programok							
		1						Autópálya rendelkezésre állási díj				114 276,9		114 276,9
		6						Hozzájárulás a Művészetek Palotájának működtetéséhez				11 576,6		11 576,6
		7						Hozzájárulás a sportlétesítmények PPP bérleti díjához				828,5		828,5
	37						Közreműködő szervezetek közhasznú tevékenységének támogatása							
		3						ÉMI Nonprofit Kft. támogatása				167,7		167,7
	38						Egyéb feladatok							
		1						Nemzetközi tagdíjak				221,5		221,5
		2						Magán és egyéb jogi személyek kártérítése				55,8		55,8
		3						Kormányzati szakpolitikai feladatok				1 276,8		1 276,8
		10						Az NFP Nemzeti Fejlesztési Programiroda Nonprofit Kft. működtetése				200,0		200,0
		12						A Nemzeti Dohánykereskedelmi Nonprofit Zrt. működtetése				445,3		445,3
		14						Megyei (fővárosi) kereskedelmi és iparkamarák mellett működő békéltető testületek támogatása				360,0		360,0
		15						Fogyasztói érdekek képviseletét ellátó egyesületek támogatása				71,3		71,3
											1 - 20. cím összesen:	301 058,0	52 881,7	248 176,3
21						Vállalkozások folyó támogatása								
	1						Egyedi támogatások, ellentételezések							
		2						Bányabezárás				1 000,0		
		5						A vasúti pályahálózat működtetésének költségtérítése				72 970,2		
		6						Vasúti személyszállítási közszolgáltatások költségtérítése				154 400,0		
		7						Autóbusszal végzett személyszállítási közszolgáltatások költségtérítése				33 504,5		
		8						Vasúti személyszállítás korábbi költségtérítéseinek elszámolása				12 071,8		
		9						Autóbusszal végzett személyszállítás korábbi költségtérítéseinek elszámolása				4 527,6		
25						Peres ügyek						1 500,0		
											21 - 25. cím összesen:	279 974,1		
26						Tulajdonosi joggyakorlással kapcsolatos bevételek és kiadások								
	1						Tulajdonosi joggyakorlással kapcsolatos bevételek							
		1						Osztalékbevétel					1 000,0	
											XVII. fejezet összesen:	581 032,1	53 881,7	248 176,3

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név / Alcím név / Jogcím-csop. név / Jogcím név / Előir. csop. név — XVIII. FEJEZET — Kiemelt előirányzat neve	2015. évi előirányzat Kiadás	Bevétel	Támogatás
						XVIII. KÜLGAZDASÁGI ÉS KÜLÜGYMINISZTÉRIUM			
1						**Külgazdasági és Külügyminisztérium központi igazgatása**		265,3	7 350,2
				1		*Működési költségvetés*			
					1	Személyi juttatások	4 700,4		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	1 304,4		
					3	Dologi kiadások	1 347,9		
					4	Ellátottak pénzbeli juttatásai	49,3		
					5	Egyéb működési célú kiadások	6,0		
				2		*Felhalmozási költségvetés*			
					6	Beruházások	151,5		
					8	Egyéb felhalmozási célú kiadások	56,0		
2						**Külképviseletek igazgatása**		7 087,7	39 304,3
				1		*Működési költségvetés*			
					1	Személyi juttatások	22 957,9		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	6 150,8		
					3	Dologi kiadások	16 569,5		
				2		*Felhalmozási költségvetés*			
					6	Beruházások	601,2		
					8	Egyéb felhalmozási célú kiadások	112,6		
3						**Külügyi és Külgazdasági Intézet**		2,0	154,2
				1		*Működési költségvetés*			
					1	Személyi juttatások	76,4		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	21,7		
					3	Dologi kiadások	48,1		
				2		*Felhalmozási költségvetés*			
					6	Beruházások	10,0		
4						**Balassi Intézet**		790,5	4 427,0
				1		*Működési költségvetés*			
					1	Személyi juttatások	2 748,8		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	523,3		
					3	Dologi kiadások	1 644,9		
					4	Ellátottak pénzbeli juttatásai	220,0		
					5	Egyéb működési célú kiadások	2,0		
				2		*Felhalmozási költségvetés*			
					6	Beruházások	78,5		
5						**Nemzeti Befektetési Ügynökség**		80,0	2 900,0
				1		*Működési költségvetés*			
					1	Személyi juttatások	1 141,4		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	321,7		
					3	Dologi kiadások	1 426,9		
				2		*Felhalmozási költségvetés*			
					6	Beruházások	70,0		
					8	Egyéb felhalmozási célú kiadások	20,0		
7						**Fejezeti kezelésű előirányzatok**			
	1					Célelőirányzatok			
		1				Beruházás ösztönzési célelőirányzat	10 470,8		10 470,8
		2				Kötött segélyhitelezés	585,2		585,2

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Előir. csop. név	XVIII. FEJEZET Kiemelt előirányzat neve	2015. évi előirányzat Kiadás	Bevétel	Támogatás
		3						Nemzetközi befektetéseket támogató célelőirányzat				500,0		500,0
		5						A Stipendium Hungaricum ösztöndíjak és ösztöndíjprogram működtetése				1 500,0		1 500,0
		6						Külgazdasági és Külügyminisztérium felügyelete alá tartozó szervezetek és szakmai programok támogatása				862,2		862,2
		7						EU utazási költségtérítések				479,7	479,5	0,2
	2						Államháztartáson kívüli szervezetek támogatása							
		1						Európai Területi Társulások támogatása				126,9		126,9
		3						Demokrácia Központ Közalapítvány-Tom Lantos Intézet támogatása				50,0		50,0
	3						Nemzetközi tagdíjak és európai uniós befizetések							
		1						Nemzetközi tagdíjak és kötelező jellegű, önkéntes hozzájárulások				7 577,0		7 577,0
		2						Európai uniós befizetések				5 453,2		5 453,2
		3						Az afgán nemzeti biztonsági erők fenntartásához szükséges pénzügyi hozzájárulás				120,0		120,0
	4						Nemzetközi fejlesztési együttműködés és humanitárius segélyezés							
		1						Nemzetközi Fejlesztési Együttműködés				13,7		13,7
		2						Humanitárius segélyezés				10,0		10,0
	7						Fejezeti tartalék							
		1						Fejezeti általános tartalék				1 000,0		1 000,0
						XVIII. fejezet összesen:						**91 109,9**	**8 705,0**	**82 404,9**
						XIX. UNIÓS FEJLESZTÉSEK								
2						Fejezeti kezelésű előirányzatok								
	4						Nemzeti Stratégiai Referenciakeret							
		1						Gazdaságfejlesztés Operatív Program				190 000,0	119 061,0	70 939.0
		2						Közlekedés Operatív Program				521 082,7	372 538,2	148 544,5
		3						Társadalmi Megújulás Operatív Program				164 340.1	119 971,5	44 368.6
		8						Társadalmi Megújulás Operatív Program - Nemzeti Foglalkoztatási Alap				11 064,6	11 064,6	
		14						Társadalmi Infrastruktúra Operatív Program				145 352,9	118 100,5	27 252,4
		19						Környezet és Energia Operatív Program				454 667,0	336 589,3	118 077.7
		20						Államreform Operatív Program				6 741,4	3 883,4	2 858,0
		21						Elektronikus Közigazgatás Operatív Program				31 189,1	22 317,1	8 872,0
		22						Végrehajtás Operatív Program				17 682,1	8 739,4	8 942,7
		23						Nyugat-dunántúli Operatív Program				26 228,4	14 170,1	12 058,3
		24						Közép-dunántúli Operatív Program				31 118,6	17 475,6	13 643,0
		25						Dél-dunántúli Operatív Program				33 931,7	15 835,5	18 096,2
		26						Dél-alföldi Operatív Program				40 726,0	21 900,7	18 825,3
		27						Észak-alföldi Operatív Program				65 207,5	38 257,0	26 950,5
		28						Észak-magyarországi Operatív Program				63 625,3	38 009,0	25 616,3
		29						Közép-magyarországi Operatív Program				46 231,2	15 131,3	31 099.9
	5						Területi Együttműködés							
		1						Európai Területi Együttműködés						
			1						ETE HU-SK			4 620,5	4 119,5	501,0
			2						ETE HU-RO			5 941,5	5 536,2	405,3
			3						ETE HU-SER			1 181,9	1 091,2	90,7
			4						ETE HU-CRO			1 414,2	1 153,6	260,6
			5						ETE SEES			1 589,1	1 539,2	49,9

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Előir. csop. név	XIX. FEJEZET Kiemelt előirányzat neve	2015. évi előirányzat Kiadás	 Bevétel	 Támogatás
			6						ETE AU-HU			121,4	17,5	103,9
			7						ETE SLO-HU			42,5	5,7	36,8
			8						ETE CES			120,7		120,7
			9						INTERREG IVC			39,5		39,5
			10						ENPI HU-SK-RO-UA együttműködési program			1 357,9	1 245,8	112,1
	6						Egyéb uniós előirányzatok							
		3						Svájci Alap támogatásából megvalósuló projektek				8 621,0	7 677,6	943,4
		6						EGT, Norvég Alap támogatásból megvalósuló projektek 2009-2014				13 450,1	11 915,2	1 534,9
		7						Rászoruló Személyeket Támogató OP (RSZTOP)				2 300,0	1 955,0	345,0
	7						Szakmai fejezeti kezelésű előirányzatok							
		1						EU támogatások felhasználásához szükséges technikai segítségnyújtás				337,5		337,5
		2						Közreműködői intézményrendszer támogatása				1 000,0		1 000,0
		8						Állami költségvetési kedvezményezettek sajáterő támogatása				30 831,8		30 831,8
		11						Budapest 4-es metróvonal építésének támogatása				15 000,0		15 000,0
		13						EU Önerő Alap				26 364,5		26 364,5
	8						Európai uniós programokhoz kapcsolódó tartalék					5 000,0		5 000,0
	9						2014-2020 közötti kohéziós politikai operatív programok							
		1						Gazdaságfejlesztés és Innovációs OP (GINOP)				39 774,8	36 592,8	3 182,0
		2						Versenyképes Közép-Magyarország OP (VEKOP)				12 356,6	6 178,3	6 178,3
		3						Terület- és Településfejlesztési OP (TOP)				52 952,8	45 804,2	7 148,6
		4						Integrált Közlekedésfejlesztési OP (IKOP)				63 000,0	48 510,0	14 490,0
		5						Környezet és Energetikai Hatékonysági OP (KEHOP)				77 792,9	69 235,7	8 557,2
		6						Emberi Erőforrás Fejlesztési OP (EFOP)				19 386,6	17 254,1	2 132,5
		7						Közigazgatás- és Közszolgáltatás Fejlesztési OP (KÖFOP)				20 375,5	14 378,4	5 997,1
	10						Európai Területi Együttműködés (2014-2020)							
		6						ETE határmenti programok 2014-2020				4 698,0	3 549,1	1 148,9
	11						Vidékfejlesztési és halászati programok							
		2						Új Magyarország Vidékfejlesztési Program (II. NVT)						
			1						I. tengely: A mezőgazdaság és erdészeti ágazat versenyképességének javítása			121 874,5	61 535,7	60 338,8
			2						II. tengely: A környezet és a vidék fejlesztése			38 321,9	19 349,2	18 972,7
			3						III. tengely: Az életminőség javítása a vidéki területeken és a diverzifikáció ösztönzése			45 501,2	22 974,1	22 527,1
			4						IV. tengely: Leader programok			25 129,1	12 687,9	12 441,2
			5						Technikai segítségnyújtás			8 305,4	4 193,5	4 111,9
		3						Halászati Operatív Program						
			1						Akvakultúra, belvízi halászat és a halászati és akvakultúra termékek feldolgozása és forgalmazása (II. tengely)			2 466,9	1 311,1	1 155,8
			2						Közös érdekeket célzó intézkedések (III. tengely)			650,0	487,5	162,5
			3						Technikai segítségnyújtás (V. tengely)			150,0	112,5	37,5
	12						Vidékfejlesztési és halászati programok 2014-2020							
		1						Vidékfejlesztési Program				59 283,9	50 391,3	8 892,6
		2						Magyar Halgazdálkodási Operatív Program				785,6	589,2	196,4
	13						Uniós Programok ÁFA fedezete					710,0		710,0
	14						Árfolyamkockázat és egyéb, EU által nem térített kiadások							
		1						Uniós programok árfolyam-különbözete				100,0		100,0
		2						Egyéb EU által nem térített kiadások				100,0		100,0

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Előir. csop. név	XIX. FEJEZET Kiemelt előirányzat neve	2015. évi előirányzat Kiadás	Bevétel	Támogatás
						XIX. fejezet összesen:						2 562 238,4	1 724 435,3	837 803,1
						XX. EMBERI ERŐFORRÁSOK MINISZTÉRIUMA								
1						Emberi Erőforrások Minisztériuma igazgatása							722,8	10 502,3
				1						*Működési költségvetés*				
					1						Személyi juttatások	6 320,3		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	1 677,3		
					3						Dologi kiadások	2 740,6		
					5						Egyéb működési célú kiadások	435,8		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	51,1		
2						Szociális és gyermekvédelmi intézményrendszer								
	3						Szociális és gyermekvédelmi, gyermekjóléti feladatellátás és irányítás intézményei						23 504,1	85 015,4
				1						*Működési költségvetés*				
					1						Személyi juttatások	65 045,8		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	15 743,5		
					3						Dologi kiadások	24 188,8		
					4						Ellátottak pénzbeli juttatásai	3 066,6		
					5						Egyéb működési célú kiadások	42,9		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	421,9		
					7						Felújítások	10,0		
	4						Nemzeti Rehabilitációs és Szociális Hivatal						166,0	2 127,4
				1						*Működési költségvetés*				
					1						Személyi juttatások	1 479,2		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	376,1		
					3						Dologi kiadások	323,5		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	112,3		
					7						Felújítások	2,3		
	5						Nemzeti Család- és Szociálpolitikai Intézet						111,4	678,6
				1						*Működési költségvetés*				
					1						Személyi juttatások	475,2		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	132,7		
					3						Dologi kiadások	180,6		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	1,5		
4						Egyéb kulturális intézmények							1 585,5	2 638,9
				1						*Működési költségvetés*				
					1						Személyi juttatások	2 036,3		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	576,2		
					3						Dologi kiadások	1 292,6		
					5						Egyéb működési célú kiadások	134,3		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	179,2		
					7						Felújítások	4,6		
					8						Egyéb felhalmozási célú kiadások	1,2		

millió forintban

Cím szám	Alcím szám	Jog-cím-csop. szám	Jog-cím szám	Elő-ir. csop. szám	Kie-melt előir. szám	Cím név	Alcím név	Jog-cím-csop. név	Jog-cím név	Elő-ir. csop. név	XX. FEJEZET Kiemelt előirányzat neve	2015. évi előirányzat Kiadás	Bevétel	Támogatás
5						**Egyetemek, főiskolák**							282 735,3	152 285,9
				1						*Működési költségvetés*				
					1						Személyi juttatások	177 186,1		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	48 960,3		
					3						Dologi kiadások	142 703,7		
					4						Ellátottak pénzbeli juttatásai	30 299,3		
					5						Egyéb működési célú kiadások	1 917,5		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	25 018,2		
					7						Felújítások	8 864,9		
					8						Egyéb felhalmozási célú kiadások	71,2		
6						**Egyéb oktatási intézmények**								
	1						Oktatási Hivatal						1 750,0	2 864,1
				1						*Működési költségvetés*				
					1						Személyi juttatások	1 590,1		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	442,1		
					3						Dologi kiadások	2 573,9		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	8,0		
	2						Oktatáskutató és Fejlesztő Intézet						3 950,0	1 878,3
				1						*Működési költségvetés*				
					1						Személyi juttatások	2 525,9		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	706,7		
					3						Dologi kiadások	2 185,7		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	406,0		
					7						Felújítások	4,0		
7						**Egészségügyi Engedélyezési és Közigazgatási Hivatal**							355,0	3 507,9
				1						*Működési költségvetés*				
					1						Személyi juttatások	3 331,4		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	403,3		
					3						Dologi kiadások	100,1		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	28,1		
8						**Betegjogi, dokumentációs és készletgazdálkodási feladatokat ellátó intézmények**							314,0	1 386,0
				1						*Működési költségvetés*				
					1						Személyi juttatások	676,0		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	176,8		
					3						Dologi kiadások	731,3		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	80,9		
					7						Felújítások	35,0		
9						**Türr István Képző és Kutató Intézet**							7 450,0	846,5
				1						*Működési költségvetés*				
					1						Személyi juttatások	3 647,3		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	915,0		
					3						Dologi kiadások	1 284,2		

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név / Alcím név / Jogcím-csop. név / Jogcím név / Előir. csop. név — XX. FEJEZET — Kiemelt előirányzat neve	2015. évi előirányzat — Kiadás	Bevétel	Támogatás
				2		*Felhalmozási költségvetés*			
					6	Beruházások	450,0		
					7	Felújítások	2 000,0		
10						**Gyógyító-megelőző ellátás szakintézetei**			
	1					Gyógyszerészeti és Egészségügyi Minőség- és Szervezetfejlesztési Intézet		3 304,9	4 078,1
				1		*Működési költségvetés*			
					1	Személyi juttatások	4 466,5		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	1 060,0		
					3	Dologi kiadások	1 756,5		
				2		*Felhalmozási költségvetés*			
					6	Beruházások	100,0		
	2					Gyógyító-megelőző ellátás intézetei		508 332,7	982,9
				1		*Működési költségvetés*			
					1	Személyi juttatások	221 344,9		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	59 655,0		
					3	Dologi kiadások	219 396,4		
					4	Ellátottak pénzbeli juttatásai	56,7		
					5	Egyéb működési célú kiadások	590,6		
				2		*Felhalmozási költségvetés*			
					6	Beruházások	6 977,4		
					7	Felújítások	1 245,7		
					8	Egyéb felhalmozási célú kiadások	48,9		
11						**Közgyűjtemények**		4 711,3	12 365,5
				1		*Működési költségvetés*			
					1	Személyi juttatások	8 267,1		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	2 255,7		
					3	Dologi kiadások	5 669,8		
					5	Egyéb működési célú kiadások	6,1		
				2		*Felhalmozási költségvetés*			
					6	Beruházások	741,2		
					7	Felújítások	136,9		
12						**Művészeti intézmények**		5 840,0	10 672,1
				1		*Működési költségvetés*			
					1	Személyi juttatások	7 604,8		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	2 034,5		
					3	Dologi kiadások	5 998,9		
					5	Egyéb működési célú kiadások	0,5		
				2		*Felhalmozási költségvetés*			
					6	Beruházások	773,4		
					7	Felújítások	100,0		
13						**Sportintézmények**			
	2					Nemzeti Sportközpontok		2 500,0	4 517,6
				1		*Működési költségvetés*			
					1	Személyi juttatások	1 943,7		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	542,2		
					3	Dologi kiadások	3 299,1		
				2		*Felhalmozási költségvetés*			

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Elő-ir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Elő-ir. csop. név	XX. FEJEZET	2015. évi előirányzat		
											Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
					6						Beruházások	1 232,6		
14						Országos Mentőszolgálat							32 727,7	633,0
				1						*Működési költségvetés*				
					1						Személyi juttatások	20 023,3		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	5 593,6		
					3						Dologi kiadások	7 493,8		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	250,0		
15						Design Terminál Nemzeti Kreatívipari Központ							70,8	594,3
				1						*Működési költségvetés*				
					1						Személyi juttatások	250,0		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	67,5		
					3						Dologi kiadások	287,6		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	60,0		
16						Országos Tisztifőorvosi Hivatal és intézményei, valamint egyéb népegészségügyi intézetek							2 754,1	12 655,1
				1						*Működési költségvetés*				
					1						Személyi juttatások	4 114,8		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	1 083,6		
					3						Dologi kiadások	9 831,1		
					5						Egyéb működési célú kiadások	285,8		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	88,6		
					7						Felújítások	5,3		
17						Országos Vérellátó Szolgálat							12 130,5	1 643,3
				1						*Működési költségvetés*				
					1						Személyi juttatások	4 234,6		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	1 073,9		
					3						Dologi kiadások	7 915,3		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	480,0		
					7						Felújítások	70,0		
18						Klebelsberg Intézményfenntartó Központ							12 000,0	532 716,1
				1						*Működési költségvetés*				
					1						Személyi juttatások	386 868,7		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	104 415,3		
					3						Dologi kiadások	53 432,1		
19						Emberi Erőforrás Támogatáskezelő							26,0	989,1
				1						*Működési költségvetés*				
					1						Személyi juttatások	630,4		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	167,6		
					3						Dologi kiadások	217,1		
20						Fejezeti kezelésű előirányzatok								
	2						Normatív finanszírozás							
		2						Nem állami felsőoktatási intézmények támogatása				16 946,8		16 946,8
		3						Köznevelési célú humánszolgáltatás és működési támogatás				167 574,6		167 574,6
		4						Hit- és erkölcstan oktatás és tankönyvtámogatás				1 992,1		1 992,1

millió forintban

Cím szám	Alcím szám	Jog-cím-csop. szám	Jog-cím szám	Elő-ir. csop. szám	Kie-melt előir. szám	Cím név / Alcím név / Jog-cím-csop. név / Jog-cím név / Elő-ir. csop. név — XX. FEJEZET — Kiemelt előirányzat neve	2015. évi előirányzat Kiadás	Bevétel	Támogatás
		5				Köznevelési szerződések	4 000,0		4 000,0
	3					Felsőoktatási feladatok támogatása			
		1				Felsőoktatás speciális feladatai	418,6		418,6
		2				Lakitelek Népfőiskola támogatása	300,0		300,0
		3				Kiválósági támogatások	9 850,0		9 850,0
		4				Felsőoktatási Struktúraátalakítási Alap	9 194,1		9 194,1
		5				Francia Egyetem kialakítása a Szegedi Tudományegyetemen	40,0		40,0
	4					Köznevelési feladatok támogatása			
		4				Köznevelés speciális feladatainak támogatása	71,7		71,7
		5				Nemzeti Tehetség Program	2 816,2		2 816,2
		8				Szakmai, tanügy-igazgatási informatikai feladatok támogatása	440,0		440,0
		11				Kislétszámú hit- és erkölcstan oktatás kiegészítő támogatása	400,0		400,0
		12				Erzsébet program támogatása	4 500,0		4 500,0
	5					Egyéb feladatok támogatása			
		1				I. világháborús centenáriumi megemlékezések	500,0		500,0
		18				Határon túli oktatási és kulturális feladatok támogatása			
			1			Határon túli felsőoktatási feladatok támogatása	351,4		351,4
			2			Határon túli kulturális feladatok támogatása	42,6		42,6
			3			Határtalanul! program támogatása	1 227,6		1 227,6
			4			Határon túli köznevelési feladatok támogatása	281,6		281,6
		19				Szociális ágazati fejlesztések, szolgáltatások és programok támogatása	35,3		35,3
	8					Nemzetközi kulturális és oktatási kapcsolatok programjai			
		1				Nemzetközi kétoldalú oktatási és képzési programok	155,8		155,8
		2				Európai Uniós és nemzetközi oktatási és képzési programok	300,7		300,7
		5				Kétoldalú munkatervi feladatok			
			2			Kétoldalú kulturális munkatervi feladatok	4,0		4,0
		10				Kulturális és oktatási szakdiplomáciai feladatok			
			2			Kulturális szakdiplomáciai feladatok	10,4		10,4
	9					EU-tagsággal kapcsolatos feladatok			
		6				EU-tagságból eredő együttműködések			
			2			EU-tagságból eredő kulturális együttműködések	12,3		12,3
	11					Kulturális feladatok és szervezetek támogatása			
		1				Filmszakmai támogatások	69,8		69,8
		3				Az Ópusztaszeri Nemzeti Történeti Emlékpark támogatása	228,8		228,8
		17				Liszt Ferenc Zeneművészeti Egyetem (Zeneakadémia) történeti orgonáinak restaurálása	400,0		400,0
		18				Zeneakadémia működésének kiegészítő támogatása	500,0		500,0
		20				A 2015. évi Milánói Világkiállításon való részvételhez kapcsolódó feladatok	704,0		704,0
	12					Közkultúra, kulturális vidékfejlesztés és nemzetiségi kultúra			
		7				Közkultúra, kulturális vidékfejlesztés és nemzetiségi kultúra támogatása			
			1			Közgyűjteményi szakmai feladatok - közgyűjtemények nemzeti értékmentő programja	262,1		262,1
			2			Közművelődési szakmai feladatok	583,8		583,8
	13					Művészeti tevékenységek			
		4				Művészeti tevékenységek és egyéb fejezeti feladatok támogatása	1 293,9		1 293,9
		5				Előadóművészeti törvény végrehajtásából adódó feladatok (működési és művészeti pályázatok)	1 386,2		1 386,2

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Elő-ir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Elő-ir. csop. név	XX. FEJEZET	2015. évi előirányzat		
											Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
		9						Közkönyvtári kölcsönzési jogdíjak				79,2		79,2
		10						Művészeti nyugdíjsegélyek megtérítése				1 555,0		1 555,0
		11						A Budapesti Tavaszi Fesztivál és a Budapesti Őszi Fesztivál megrendezésének támogatása				1 529,2		1 529,2
		12						Egyéb színházi támogatások				55,8		55,8
	14						A kábítószer-fogyasztás megelőzésével kapcsolatos feladatok					355,0		355,0
	15						Gyermek és ifjúsági szakmai feladatok							
		3						Ifjúságpolitikai feladatok támogatása						
			2						Gyermek és ifjúsági szakmafejlesztési célok			28,7		28,7
			3						Báthory István Magyar-Litván Együttműködési Alap			3,0		3,0
			4						Gyermek és Ifjúsági Alapprogram támogatása			65,0		65,0
			5						Új Nemzedék Központ Nonprofit Közhasznú Kft. támogatása			170,4		170,4
	16						Szociális szolgáltatások és egyéb szociális feladatok támogatása							
		1						Szociális és gyermekjóléti szolgáltatások fejlesztése, szakmai feladatok támogatása				42,9		42,9
		3						Család- és ifjúságügyi fejlesztések, szolgáltatások és programok támogatása				35,3		35,3
		6						Családpolitikai Programok				1 113,0		1 113,0
		7						Családpolitikai célú pályázatok				83,0		83,0
		8						Család- és ifjúságügyi szolgáltatások fejlesztése, szakmai feladatok támogatása				25,0		25,0
	17						Egyes szociális pénzbeli támogatások							
		1						Gyermekvédelmi Lakás Alap				1 540,0		1 540,0
		6						Mozgáskorlátozottak szerzési és átalakítási támogatása				900,0		900,0
		7						GYES-en és GYED-en lévők hallgatói hitelének célzott támogatása				690,0		690,0
	18						Gyermekvédelmi szolgáltatások fejlesztése					115,0		115,0
	19						Szociális célú humánszolgáltatások							
		1						Szociális célú nem állami humánszolgáltatások támogatása				77 763,1		77 763,1
		4						Támogató szolgáltatások, közösségi ellátások, utcai szociális munka, krízisközpont és a Biztos Kezdet Gyerekház finanszírozása				5 808,7		5 808,7
		7						Szociális, gyermekjóléti és gyermekvédelmi feladatok ellátási szerződésekkel történő finanszírozása				528,9		528,9
		8						Szociális humánszolgáltatók részére biztosított szociális- és gyermekvédelmi ágazati pótlék				3 154,5		3 154,5
		9						Állami és köztestületi szociális intézmények részére biztosított ágazati pótlék				5,0		5,0
	20						Társadalmi kohéziót erősítő tárcaközi integrációs szociális programok							
		3						Család, esélyteremtési és önkéntes házak, továbbá egyéb esélyteremtési programok támogatása				165,6		165,6
		6						Fogyatékos személyek esélyegyenlőségét elősegítő programok támogatása				112,6		112,6
		8						Jelnyelvi tolmácsszolgáltatás és elemi látásrehabilitáció támogatása				509,6		509,6
		12						Hajléktalanokhoz kapcsolódó közfeladatok ellátása				450,9		450,9
		13						Autista otthonok, értelmi sérült és halmozottan fogyatékosokat ellátó lakóotthonok támogatása				190,0		190,0
	22						Egészségügyi ágazati előirányzatok							
		2						Egészségügyi ellátási és fejlesztési feladatok				201,6		201,6
		3						Légimentés eszközpark bérlésével összefüggő kiadások				2 087,2		2 087,2
		6						Nem központi fenntartású Egészségfejlesztési Irodák támogatása				535,1		535,1

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Elő-ir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Elő-ir. csop. név	XX. FEJEZET Kiemelt előirányzat neve	2015. évi előirányzat Kiadás	Bevétel	Támogatás
		13						Kisforgalmú gyógyszertárak működtetési támogatása				700,0		700,0
		19						Patika hitelprogram kamattámogatása				370,0		370,0
		20						Egészségügyi szakképzési (rezidens) rendszer működésének támogatása				3 926,7		3 926,7
		24						Egészségügyi intézmények rendkívüli támogatása				5 510,2	5 510,2	
	23						Sporttevékenység támogatása							
		4						Versenysport támogatása				672,1		672,1
		5						Országos sportági szakszövetségek akadémia rendszerének kialakítása, továbbá az MLSZ feladatainak támogatása				1 704,8		1 704,8
		6						Az olimpiai mozgalommal összefüggő, valamint egyéb, a sport stratégiai fejlesztését szolgáló feladatok támogatására						
			1						Versenysport és olimpiai felkészülés szakmai támogatása			2 010,0		2 010,0
			2						Sporteredmények, sportszakmai tevékenység anyagi elismerése			2 645,8		2 645,8
			4						Doppingellenes tevékenység sportszakmai feladatai			187,7		187,7
			7						Utánpótlás-nevelési feladatok			1 994,7		1 994,7
			8						Fogyatékosok sportjának támogatása			327,0		327,0
			9						Speciális világjátékok támogatása			186,0		186,0
			10						Nem olimpiai sportágak szakmai támogatása			376,0		376,0
		7						Sportteljesítmények elismerése, megbecsülése				140,2		140,2
		9						Sportegészségügyi ellátás támogatása				131,4		131,4
		23						Szabadidősport támogatása				477,4		477,4
		24						Diák- és hallgatói sport támogatása				410,7		410,7
		25						Sport népszerűsítésével összefüggő kiadások				22,0		22,0
		28						Stratégiai és sporttudományi innovációs folyamatok működtetése és projektjei				32,7		32,7
		29						Sportági fejlesztési koncepciók megvalósításával összefüggő feladatok támogatása				12 479,4		12 479,4
		30						Kiemelt sportegyesületek működésének támogatása				1 650,0		1 650,0
	24						Sportlétesítmények fejlesztése és kezelése							
		11						Sportlétesítmények fejlesztése és fenntartása						
			2						Állami, önkormányzati és egyéb sportlétesítmények fejlesztése, fenntartása			661,1		661,1
			3						XIV. Nyári Európai Ifjúsági Olimpiai Fesztiválhoz (EYOF) kapcsolódó fejlesztések			1 624,5		1 624,5
		12						Magyar Sport Háza támogatása				266,2		266,2
		14						Nemzeti Stadionfejlesztési Program megvalósítása						
			1						Budapest Bozsik Stadion labdarúgó sportlétesítmény-fejlesztése			2 100,0		2 100,0
			2						Győri ETO Futball Club labdarúgó sportlétesítmény-fejlesztése			240,0		240,0
			3						Budapest Szusza Ferenc Stadion labdarúgó sportlétesítmény-fejlesztése			240,0		240,0
			4						Pécs labdarúgó sportlétesítmény-fejlesztése			500,0		500,0
			5						Nyíregyháza labdarúgó sportlétesítmény-fejlesztése			500,0		500,0
			6						Budapest Illovszky Rudolf Stadion labdarúgó sportlétesítmény-fejlesztése			500,0		500,0
			7						Zalaegerszeg labdarúgó sportlétesítmény-fejlesztése			500,0		500,0
			8						Kaposvár labdarúgó sportlétesítmény-fejlesztése			240,0		240,0
			9						Kecskemét labdarúgó sportlétesítmény-fejlesztése			240,0		240,0
			10						Budapest Hidegkuti Nándor Stadion labdarúgó sportlétesítmény-fejlesztése			240,0		240,0
			11						Paks labdarúgó sportlétesítmény-fejlesztése			240,0		240,0
			12						Pápa labdarúgó sportlétesítmény-fejlesztése			240,0		240,0
			13						Békéscsaba labdarúgó sportlétesítmény-fejlesztése			240,0		240,0

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	XX. FEJEZET (Cím név, Alcím név, Jogcím-csop. név, Jogcím név, Előir. csop. név) Kiemelt előirányzat neve	2015. évi előirányzat Kiadás	Bevétel	Támogatás
			14			Mezőkövesd labdarúgó sportlétesítmény-fejlesztése	180,0		180,0
			26			Kisvárda labdarúgó sportlétesítmény-fejlesztése	800,0		800,0
			27			Nemzeti Stadionfejlesztési Program tartalékkerete	420,0		420,0
		15				Nemzeti Olimpiai Központ beruházás támogatása	41 272,2		41 272,2
		16				Tüskecsarnok és új uszodakomplexum beruházás támogatása	1 451,2		1 451,2
		17				Nemzeti Kézilabda Akadémia támogatása	1 496,3		1 496,3
		18				A 16 kiemelt sportág sportlétesítmény-fejlesztésének támogatása	4 020,6		4 020,6
		19				A 2021. évi Úszó-, Vízilabda-, Műugró, Műúszó és Nyíltvízi Világbajnokság megrendezéséhez kötődő sportlétesítmény-fejlesztések támogatása	6 146,5		6 146,5
		20				Szombathelyi sportcélú beruházások támogatása (Szombathelyi Haladás Stadion fejlesztésének támogatása)	4 974,2		4 974,2
		21				Székesfehérvári Sóstói Stadion fejlesztésének támogatása	4 500,0		4 500,0
		22				Diósgyőri Stadion fejlesztésének támogatása	2 750,0		2 750,0
		29				Tornaterem-építési program	3 000,0		3 000,0
		30				Tanuszoda-fejlesztési program	3 000,0		3 000,0
		31				A nyugat-magyarországi utánpótlás-nevelési centrum beruházása	2 435,9		2 435,9
		32				A dél-pesti utánpótlás-nevelési centrum beruházása	2 185,2		2 185,2
		33				A pécsi Nemzeti Kosárlabda Akadémia beruházás	1 722,2		1 722,2
		34				Gödöllői uszoda beruházás	3 474,9		3 474,9
		35				Tatabányai multifunkcionális csarnok beruházás	300,0		300,0
		36				Kiemelt sportegyesületek sportlétesítmény-fejlesztéseinek támogatása	3 997,5		3 997,5
		37				Csepeli Birkózó Club csarnokának felújítása	400,0		400,0
	25					Felújítások központi támogatása, egyéb fejlesztési támogatások			
		13				Nevelési, oktatási intézmények felújítása, beruházása	3 000,0		3 000,0
		19				Győri Evangélikus Egyházközség Insula Lutherana fejlesztése	950,0		950,0
		20				Izsáki iskola beruházás	4 479,0		4 479,0
		21				Dunakeszi iskola beruházás	4 698,0		4 698,0
	26					Alapítványok, közalapítványok által ellátott feladatok és általuk fenntartott intézmények támogatása			
		1				Oktatási alapítványok, közalapítványok			
			2			Közalapítvány a Budapesti Német Nyelvű Egyetemért	184,3		184,3
			14			Autizmus Alapítvány	30,8		30,8
			19			Határon túli magyar felsőoktatási intézmények támogatása	250,0		250,0
		2				Kulturális alapítványok, közalapítványok			
			10			Egyéb kulturális alapítványok működési és programtámogatása	1 196,8		1 196,8
			12			Trianon Múzeum Alapítvány (Várpalotai Trianon Múzeum) támogatása	44,0		44,0
	27					Nemzeti Pedagógus Kar működtetésének támogatása	44,0		44,0
	28					Gazdasági társaságok által ellátott feladatok támogatása			
		2				Gazdasági társaságok által ellátott kulturális feladatok támogatása	8 095,3		8 095,3
		3				Gazdasági társaságok által ellátott szociális feladatok támogatása			
			1			Fogyatékos Személyek Esélyegyenlőségéért Közhasznú NKft. támogatása	252,2		252,2
			2			Pro Rekreatione Közhasznú NKft. támogatása	134,7		134,7
		4				Gazdasági társaságok által ellátott köznevelési feladatok támogatása	531,1		531,1
	30					Társadalmi, civil és non-profit szervezetek működési támogatása			
		23				Kulturális társadalmi, civil és non-profit szervezetek			

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Elő-ir. csop. szám	Kiemelt előir. szám	XX. FEJEZET Cím név / Alcím név / Jogcím-csop. név / Jogcím név / Elő-ir. csop. név / Kiemelt előirányzat neve	2015. évi előirányzat Kiadás	Bevétel	Támogatás
			2			Kulturális társadalmi, civil szervezetek, szövetségek, egyesületek támogatása	97,3		97,3
			3			Területi Művelődési Intézmények Egyesülete (TEMI) támogatása	396,0		396,0
			4			Magyar Írószövetség támogatása	30,0		30,0
			5			Tudományos Ismeretterjesztő Társulat támogatása	22,0		22,0
		24				Egészségügyi társadalmi, civil és non-profit szervezetek			
			1			Magyar Vöröskereszt támogatása	100,1		100,1
			2			Magyar Rákellenes Liga támogatása	30,0		30,0
			3			Egészségügyi társadalmi, civil és non-profit szervezetek működési támogatása	51,3		51,3
			4			Magyar ILCO Szövetség támogatása	30,0		30,0
			5			Magyar Gyermekonkológiai Hálózat	20,0		20,0
			6			Daganatos Betegek Rehabilitációs Lelki Otthona	20,0		20,0
			7			Rákbetegek Országos Szövetsége	20,0		20,0
		25				Szociális társadalmi, civil és non-profit szervezetek			
			5			Fogyatékos személyek érdekvédelmi szervezetei; közösségi, szolidaritási és esélyteremtési programok támogatása	149,5		149,5
			6			Értelmi Fogyatékossággal Élők és Segítőik Országos Érdekvédelmi Szövetsége	143,3		143,3
			7			Siketek és Nagyothallók Országos Szövetsége	181,8		181,8
			8			Mozgáskorlátozottak Egyesületeinek Országos Szövetsége	176,4		176,4
			9			Magyar Vakok és Gyengénlátók Országos Szövetsége	181,8		181,8
			10			Magyar Szervátültetettek Országos Sport, Kulturális és Érdekvédelmi Szövetsége	21,0		21,0
			11			Autisták Országos Szövetsége	55,1		55,1
			12			Siketvakok Országos Egyesülete	22,0		22,0
			13			Értelmi Sérülteket Szolgáló Társadalmi Szervezetek és Alapítványok Országos Szövetsége	57,0		57,0
			21			Karitatív tevékenységet végző szervezetek támogatása	616,7		616,7
			23			Dévény Anna Alapítvány	60,0		60,0
			24			Kézenfogva Alapítvány	10,0		10,0
			25			Pszichiátriai Érdekvédelmi Fórum	10,0		10,0
			26			Afázia Egyesület	5,0		5,0
			27			Démoszthenész Beszédhibások és Segítőik Országos Érdekvédelmi Egyesülete	5,0		5,0
		26				Sport-, társadalmi, civil és non-profit szervezetek			
			2			Magyar Olimpiai Bizottság	372,2		372,2
	35					Hozzájárulás a lakossági energiaköltségekhez	100,0	100,0	
	39					Szociális intézményi foglalkoztatás támogatása	2 074,4		2 074,4
	46					Megváltozott munkaképességűek foglalkoztatásával összefüggő bértámogatás	360,0		360,0
	47					Megváltozott munkaképességű munkavállalók foglalkoztatásának támogatása	29 333,5		29 333,5
	48					Kincstári díj és pénzügyi tranzakciós illeték	26,3		26,3
	50					Kulturális szakmai feladatok támogatása			
		3				Emlékpont Központ támogatása	22,0		22,0
		7				Liget Budapest projekt előkészítése és megvalósítása	8,8		8,8
	51					Fejezeti általános tartalék	1 192,4		1 192,4
	54					Nemzeti Együttműködési Alap	5 406,0		5 406,0
	55					Egyházi célú központi költségvetési hozzájárulások			

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név / Alcím név / Jogcím-csop. név / Jogcím név / Előir. csop. név / Kiemelt előirányzat neve — XX. FEJEZET	2015. évi előirányzat Kiadás	Bevétel	Támogatás
		1				Egyházi kulturális tevékenységek támogatása (közgyűjtemények, közművelődési intézmények, kulturális programok)			
			1			Egyházi közgyűjtemények és közművelődési intézmények támogatása	2 846,0		2 846,0
		2				Egyházi hit- és egyéb oktatási tevékenység támogatása			
			1			Hittanoktatás támogatása	3 100,0		3 100,0
		3				Egyházi alapintézmény-működés, SZJA rendelkezés és kiegészítése	8 900,0		8 900,0
		4				Átadásra nem került ingatlanok utáni járadék	17 650,0		17 650,0
		5				Kistelepülési és szórvány egyházi támogatások			
			1			Az 5000 lakosnál kisebb településeken szolgálatot teljesítő egyházi személyek jövedelempótléka - Bevett egyházak	1 440,0		1 440,0
			4			Külhonban szolgálatot teljesítő egyházi személyek jövedelempótléka - Határon túli egyház és annak belső egyházi jogi személye	210,0		210,0
		7				Egyházi épített örökség védelme és egyéb beruházások	1 350,0		1 350,0
		9				Egyházi közösségi célú programok és beruházások támogatása	650,0		650,0
		10				Lakitelek Népfőiskola épületeinek rekonstrukciója és fejlesztése	2 000,0		2 000,0
		11				A debreceni református oktatási-nevelési intézményrendszer infrastrukturális fejlesztése	1 147,0		1 147,0
		12				Vallási tevékenységet végző szervezetek támogatása	121,2		121,2
		13				Határon túli egyházi köznevelési intézmények fejlesztésének támogatása	300,0		300,0
		14				Egyházak hitéleti támogatásának kiegészítése	1 720,0		1 720,0
		16				A soproni Szent Orsolya Római Katolikus Általános Iskola, Gimnázium és Kollégium rekonstrukciója	276,0		276,0
		17				A Karácsfalvai Sztojka Sándor Görögkatolikus Líceum kollégiumbővítése és tornaterem építése	120,0		120,0
		18				A székesfehérvári Szent István Bazilika rekonstrukciója	293,6		293,6
		19				A Gödöllői Premontrei Perjelség által hangverseny- és előadóterem létrehozása	50,0		50,0
		20				A zsámbéki Josephinum épület felújításának befejező munkálatai	86,0		86,0
		21				Egyházi személyek eszközellátásának támogatása	200,0		200,0
	56					Nemzetiségi támogatások	639,4		639,4
	57					Országos nemzetiségi önkormányzatok és média támogatása			
		1				Bolgár Országos Önkormányzat és Média	55,2		55,2
		2				Magyarországi Görögök Országos Önkormányzata és Média	62,9		62,9
		3				Országos Horvát Önkormányzat és Média	178,0		178,0
		4				Magyarországi Németek Országos Önkormányzata és Média	256,9		256,9
		5				Magyarországi Románok Országos Önkormányzata és Média	107,5		107,5
		6				Országos Roma Önkormányzat és Média	361,2		361,2
		7				Országos Lengyel Önkormányzat és Média	54,0		54,0
		8				Országos Örmény Önkormányzat és Média	52,5		52,5
		9				Országos Szlovák Önkormányzat és Média	151,0		151,0
		10				Országos Szlovén Önkormányzat és Média	80,0		80,0
		11				Szerb Országos Önkormányzat és Média	100,7		100,7
		12				Országos Ruszin Önkormányzat és Média	59,6		59,6
		13				Ukrán Országos Önkormányzat és Média	62,2		62,2
	58					Országos nemzetiségi önkormányzatok által fenntartott intézmények támogatása			
		1				Bolgár Országos Önkormányzat által fenntartott intézmények támogatása	50,8		50,8

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Elő-ir. csop. szám	Kiemelt előir. szám	Cím név / Alcím név / Jogcím-csop. név / Jogcím név / Elő-ir. csop. név / Kiemelt előirányzat neve (XX. FEJEZET)	2015. évi előirányzat Kiadás	Bevétel	Támogatás
		2				Magyarországi Görögök Országos Önkormányzata által fenntartott intézmények támogatása	19,5		19,5
		3				Országos Horvát Önkormányzat által fenntartott intézmények támogatása	104,4		104,4
		4				Magyarországi Németek Országos Önkormányzata által fenntartott intézmények támogatása	178,0		178,0
		5				Magyarországi Románok Országos Önkormányzata által fenntartott intézmények támogatása	40,8		40,8
		6				Országos Roma Önkormányzat által fenntartott intézmények támogatása	165,9		165,9
		7				Országos Lengyel Önkormányzat által fenntartott intézmények támogatása	30,8		30,8
		8				Országos Örmény Önkormányzat által fenntartott intézmények támogatása	27,0		27,0
		9				Országos Szlovák Önkormányzat által fenntartott intézmények támogatása	159,5		159,5
		10				Országos Szlovén Önkormányzat által fenntartott intézmények támogatása	58,4		58,4
		11				Szerb Országos Önkormányzat által fenntartott intézmények támogatása	69,2		69,2
		12				Országos Ruszin Önkormányzat által fenntartott intézmények támogatása	13,5		13,5
		13				Ukrán Országos Önkormányzat által fenntartott intézmények támogatása	14,5		14,5
	59					Társadalmi felzárkózást segítő programok			
		4				Roma kultúra támogatása	52,8		52,8
		5				Társadalmi, gazdasági, területi hátránykiegyenlítést elősegítő programok, szakkollégiumok	440,9		440,9
		6				Felzárkózás-politika koordinációja	30,0		30,0
		7				Roma ösztöndíj programok	659,5		659,5
	60					Nemzetiségi intézmények támogatása beruházásra, felújításra, pályázati önrészre	441,2		441,2
						1 - 20. cím összesen:	2 325 001,2	912 652,3	1 412 348,9
21						Nemzeti Család- és Szociálpolitikai Alap			
	1					Családi támogatások			
		1				Családi pótlék	326 950,0		
		2				Anyasági támogatás	5 197,0		
		3				Gyermekgondozási segély	62 193,2		
		4				Gyermeknevelési támogatás	12 929,7		
		5				Gyermekek születésével kapcsolatos szabadság megtérítése	1 574,8		
		6				Életkezdési támogatás	5 638,5		
		7				Pénzbeli és természetbeni gyermekvédelmi támogatások	6 078,9		
		8				Gyermektartásdíjak megelőlegezése	1 847,3		
	2					Korhatár alatti ellátások			
		1				Szolgálati járandóság	80 921,0		
		2				Korhatár előtti ellátás, balettművészeti életjáradék	53 478,0		
	3					Jövedelempótló és jövedelemkiegészítő szociális támogatások			
		1				Átmeneti bányászjáradék, szénjárandóság kiegészítése és keresetkiegészítése	9 188,2		
		2				Mezőgazdasági járadék	2 431,2		
		3				Fogyatékossági támogatás és a vakok személyi járadéka	33 877,4		
		4				Politikai rehabilitációs és más nyugdíj-kiegészítések	14 640,7		
		5				Házastársi pótlék	3 217,1		

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név / Alcím név / Jogcím-csop. név / Jogcím név / Előir. csop. név / Kiemelt előirányzat neve — XX. FEJEZET	2015. évi előirányzat Kiadás	Bevétel	Támogatás
		6				Egyéb támogatások (Cukorbetegek támogatása, Lakbértámogatás)	46,7		
		7				Megváltozott munkaképességűek kereset-kiegészítése	368,1		
		8				Járási szociális feladatok ellátása	61 895,9		
	4					Különféle jogcímen adott térítések			
		1				Közgyógyellátás	18 331,5		
		2				Egészségügyi feladatok ellátásával kapcsolatos hozzájárulás	5 400,0		
		4				Folyósított ellátások utáni térítés	1 720,0		
						21. cím összesen:	707 925,2		
22						Települési és területi nemzetiségi önkormányzatok támogatása	2 352,8		
26						Gyógyszertári tulajdoni hányad állami elővásárlás kiadása	250,0		
27						Gyógyszertári tulajdoni hányad értékesítéséből származó bevétel		1,0	
						22 - 27. cím összesen:	2 602,8	1,0	
28						Tulajdonosi joggyakorlással kapcsolatos bevételek és kiadások			
	1					Tulajdonosi joggyakorlással kapcsolatos bevételek			
		1				A Gyógyszerészeti és Egészségügyi Minőség- és Szervezetfejlesztési Intézet tulajdonosi joggyakorlásával kapcsolatos bevételek			
			1			Ingatlanvagyon értékesítéséből befolyó bevételek		2,0	
			2			Egyéb vagyonnal kapcsolatos bevételek		2,0	
	2					Tulajdonosi joggyakorlással kapcsolatos kiadások			
		1				A Gyógyszerészeti és Egészségügyi Minőség- és Szervezetfejlesztési Intézet tulajdonosi joggyakorlásával kapcsolatos kiadások			
			1			Ingatlanok fenntartásával járó kiadások	1,0		
			2			A Gyógyszerészeti és Egészségügyi Minőség- és Szervezetfejlesztési Intézet rábízott vagyonába tartozó társaságok tőkeemelése	1,0		
			3			A Gyógyszerészeti és Egészségügyi Minőség- és Szervezetfejlesztési Intézet rábízott vagyonába tartozó társaságokhoz kapcsolódó egyéb kiadások	1,0		
						XX. fejezet összesen:	3 035 532,2	912 657,3	1 412 348,9
						XXX. GAZDASÁGI VERSENYHIVATAL			
1						Gazdasági Versenyhivatal igazgatása		49,6	2 108,5
				1		*Működési költségvetés*			
					1	Személyi juttatások	1 064,2		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	295,4		
					3	Dologi kiadások	638,5		
					5	Egyéb működési célú kiadások	33,0		
				2		*Felhalmozási költségvetés*			
					6	Beruházások	127,0		
2						Fejezeti kezelésű előirányzatok			
	1					OECD ROK	167,0	29,2	137,8
	2					Fejezeti tartalék	45,8		45,8
						XXX. fejezet összesen:	2 370,9	78,8	2 292,1
						XXXI. KÖZPONTI STATISZTIKAI HIVATAL			

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Előir. csop. név	XXXI. FEJEZET Kiemelt előirányzat neve	2015. évi előirányzat Kiadás	Bevétel	Támogatás
1						**Központi Statisztikai Hivatal**							986,1	8 262,2
				1						*Működési költségvetés*				
					1						Személyi juttatások	5 058,4		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	1 425,9		
					3						Dologi kiadások	2 033,9		
					5						Egyéb működési célú kiadások	20,3		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	654,6		
					7						Felújítások	20,0		
					8						Egyéb felhalmozási célú kiadások	35,2		
4						**KSH Könyvtár**							6,4	180,2
				1						*Működési költségvetés*				
					1						Személyi juttatások	122,4		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	32,2		
					3						Dologi kiadások	32,0		
5						**KSH Népességtudományi Kutató Intézet**							44,7	123,5
				1						*Működési költségvetés*				
					1						Személyi juttatások	96,4		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	26,0		
					3						Dologi kiadások	20,9		
					5						Egyéb működési célú kiadások	24,9		
6						**Fejezeti kezelésű előirányzatok**								
	1						Statisztikai Elemző Központ Korlátolt Felelősségű Társaság támogatása					483,4		483,4
											XXXI. fejezet összesen:	10 086,5	1 037,2	9 049,3
											XXXIII. MAGYAR TUDOMÁNYOS AKADÉMIA			
1						**MTA Titkárság Igazgatása, tiszteletdíjak és köztestületi feladatok**							39,2	8 384,5
				1						*Működési költségvetés*				
					1						Személyi juttatások	6 501,7		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	1 669,6		
					3						Dologi kiadások	174,4		
					4						Ellátottak pénzbeli juttatásai	35,0		
					5						Egyéb működési célú kiadások	3,0		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	25,0		
					8						Egyéb felhalmozási célú kiadások	15,0		
2						**MTA Könyvtár és Információs Központ**								
	1						MTA Könyvtár és Információs Központ						230,7	547,9
				1						*Működési költségvetés*				
					1						Személyi juttatások	406,1		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	104,4		
					3						Dologi kiadások	250,1		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	18,0		
3						**MTA kutatóközpontok, kutatóintézetek**							15 182,1	14 195,7
				1						*Működési költségvetés*				
					1						Személyi juttatások	14 992,3		

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Elő-ir. csop. szám	Kiemelt előir. szám	Cím név / Alcím név / Jogcím-csop. név / Jogcím név / Elő-ir. csop. név / Kiemelt előirányzat neve — XXXIII. FEJEZET	2015. évi előirányzat Kiadás	Bevétel	Támogatás
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	4 018,2		
					3	Dologi kiadások	8 833,1		
					5	Egyéb működési célú kiadások	117,0		
				2		*Felhalmozási költségvetés*			
					6	Beruházások	1 303,6		
					7	Felújítások	103,6		
					8	Egyéb felhalmozási célú kiadások	10,0		
4						MTA Támogatott Kutatóhelyek		15,0	2 691,6
				1		*Működési költségvetés*			
					1	Személyi juttatások	1 900,3		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	479,1		
					3	Dologi kiadások	322,0		
				2		*Felhalmozási költségvetés*			
					6	Beruházások	5,2		
5						MTA egyéb intézmények			
	1					MTA Létesítménygazdálkodási Központ		743,0	718,9
				1		*Működési költségvetés*			
					1	Személyi juttatások	349,9		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	94,3		
					3	Dologi kiadások	974,4		
				2		*Felhalmozási költségvetés*			
					6	Beruházások	43,3		
	2					MTA Jóléti intézmények		253,2	231,7
				1		*Működési költségvetés*			
					1	Személyi juttatások	218,8		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	69,4		
					3	Dologi kiadások	195,7		
				2		*Felhalmozási költségvetés*			
					6	Beruházások	1,0		
	3					MTA Területi Akadémiai Bizottságok Titkársága		64,1	159,4
				1		*Működési költségvetés*			
					1	Személyi juttatások	119,3		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	32,3		
					3	Dologi kiadások	71,9		
	4					Széchenyi Irodalmi és Művészeti Akadémia		1,5	12,1
				1		*Működési költségvetés*			
					1	Személyi juttatások	9,1		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	2,4		
					3	Dologi kiadások	2,1		
7						Fejezeti kezelésű előirányzatok			
	1					Társadalmi szervezetek és alapítványok támogatása (tudományos társaságok, Nagy Imre Alapítvány, Bolyai Műhely Alapítvány)	80,9		80,9
	2					Határon túli magyar tudósok és tudományos szervezetek támogatása	46,6		46,6
	3					Kolozsvári Akadémiai Bizottság támogatása	10,0		10,0
	5					Tudományos könyv- és folyóirat-kiadás támogatása	198,5		198,5
	6					Európai Uniós és hazai kutatóintézeti pályázatok támogatása	1 076,9		1 076,9
	7					Infrastruktúra fejlesztés	1 742,0		1 742,0
	8					Lendület Program	3 768,0		3 768,0

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Előir. csop. név	XXXIII. FEJEZET Kiemelt előirányzat neve	2015. évi előirányzat Kiadás	Bevétel	Támogatás
	9						Fiatal kutatók pályázatos támogatása					898,3		898,3
	10						Nemzetközi kapcsolatok és nemzetközi tagdíjak					337,9		337,9
	11						Posztdoktori pályázatok támogatása					845,0		845,0
	12						Szakmai feladatok teljesítése					419,6		419,6
	13						Kiválósági központok támogatása					300,0		300,0
	14						Központi kezelésű felújítások					723,8		723,8
	15						MTA Bölcsészet és Társadalomtudományok Kutatóháza létrehozása					2 400,0		2 400,0
											XXXIII. fejezet összesen:	56 318,1	16 528,8	39 789,3
											XXXIV. MAGYAR MŰVÉSZETI AKADÉMIA			
1						MMA Titkársága								
	1						MMA Titkárság Igazgatása							1 521,3
				1						*Működési költségvetés*				
					1						Személyi juttatások	565,8		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	160,0		
					3						Dologi kiadások	659,5		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	136,0		
	2						MMA köztestületi feladatok							2 364,5
				1						*Működési költségvetés*				
					1						Személyi juttatások	1 706,0		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	312,0		
					3						Dologi kiadások	346,5		
	3						Művészetelméleti és Módszertani Kutatóintézet							174,4
				1						*Működési költségvetés*				
					1						Személyi juttatások	95,3		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	27,2		
					3						Dologi kiadások	31,9		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	20,0		
4						Fejezeti kezelésű előirányzatok								
	1						Országos művészeti társaságok, szövetségek támogatása					100,0		100,0
	2						Magyar Művészetek Háza programok					153,0		153,0
	3						Nemzetközi programok, konferenciák, nemzetközi tagdíjak					10,0		10,0
	6						Kutatási tevékenység támogatása					50,0		50,0
	7						Pályázati alapok					160,0		160,0
	8						Vigadó Galéria kiállításai					13,0		13,0
	10						Fejezeti tartalék					39,4		39,4
	11						Gazdasági társaságok által ellátott kulturális feladatok támogatása					600,0		600,0
	13						Nemzeti Szalon programjai					80,0		80,0
											XXXIV. fejezet összesen:	5 265,6		5 265,6
											XXXV. NEMZETI KUTATÁSI, FEJLESZTÉSI ÉS INNOVÁCIÓS HIVATAL			
1						NKFI Hivatal							2 998,9	1 808,1
				1						*Működési költségvetés*				
					1						Személyi juttatások	1 876,2		

millió forintban

Cím szám	Al-cím szám	Jog-cím-csop. szám	Jog-cím szám	Elő-ir. csop. szám	Kie-melt előir. szám	Cím név	Al-cím név	Jog-cím-csop. név	Jog-cím név	Elő-ir. csop. név	XXXV. FEJEZET Kiemelt előirányzat neve	2015. évi előirányzat Kiadás	Bevétel	Támogatás
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	502,4		
					3						Dologi kiadások	2 001,3		
					5						Egyéb működési célú kiadások	12,1		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	415,0		
2						**Fejezeti kezelésű előirányzatok**								
	1						Nemzetközi tagdíjak					1 663,3		1 663,3
	2						Európai Innovációs és Technológiai Intézet működésének támogatása					460,4		460,4
											XXXV. fejezet összesen:	6 930,7	2 998,9	3 931,8
						XLI. ADÓSSÁGSZOLGÁLATTAL KAPCSOLATOS BEVÉTELEK ÉS KIADÁSOK								
1						**Devizában fennálló adósság és követelések kamatelszámolásai**								
	1						Devizahitelek kamatelszámolásai							
		1						Nemzetközi pénzügyi szervezetektől és külföldi pénzintézetektől felvett hitelek kamatelszámolásai						
			2						EBB hitelek kamatelszámolásai			21 170,7		
			3						KfW hitelek kamatelszámolásai			66,5		
			4						ET Fejlesztési Bank hiteleinek kamatelszámolásai			2 680,0		
			6						MÁV-tól és a GySEV-től 2002-ben átvállalt hitelek kamatelszámolásai			277,9		
			7						ÁAK Rt-től 2002-ben átvállalt devizahitelek kamatelszámolásai			276,3		
			9						EB/IMF hitelek kamatelszámolásai			12 820,4		
			11						Önkormányzatoktól 2011-ben átvállalt devizahitelek kamata (külföldi bank felé)			72,3		
			12						Önkormányzatoktól 2013-ban átvállalt devizahitelek kamatkiadásai			3 656,6		
			13						Önkormányzatoktól 2014-ben átvállalt devizahitelek kamatkiadásai			786,9		
		2						Belföldi devizahitelek kamata						
			1						Önkormányzatoktól 2011-ben átvállalt devizahitelek kamata			782,6		
			2						Önkormányzatoktól 2014-ben átvállalt devizahitelek kamata			2 946,4		
	2						Devizakötvények kamatelszámolásai							
		1						Külföld felé						
			1						1999-től kibocsátott devizakötvények kamatelszámolásai			267 286,3	2 098,7	
			5						Devizaszámla kamatelszámolásai				31,2	
			6						Az önkormányzatoktól 2013-ban átvállalt devizakötvények kamatkiadásai			361,9		
2						**A forintban fennálló adósság és követelések kamatelszámolásai**								
	1						Forinthitelek kamatelszámolásai							
		2						Egyéb hitelek kamatelszámolásai						
			18						EBB forint hitelek kamatelszámolásai			29 338,4		
			19						ET Fejlesztési Bank Hiteleinek kamatelszámolásai			389,5		
			20						MÁV-tól 2011-ben átvállalt forint hitelek kamata			140,1		
			21						Az önkormányzatoktól 2013-ban átvállalt forint hitelek kamatkiadásai			2 861,9		
			22						Önkormányzatoktól 2014-ben átvállalt forinthitelek kamata			1 507,1		
	2						Államkötvények kamatelszámolása							
		1						Piaci értékesítésű államkötvények kamatelszámolásai						

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név / Alcím név / Jogcím-csop. név / Jogcím név / Előir. csop. név — XLI. FEJEZET — Kiemelt előirányzat neve	2015. évi előirányzat Kiadás	Bevétel	Támogatás
			1			Hiányt finanszírozó és adósságmegújító államkötvények kamatelszámolásai	670 029,2	65 544,0	
		2				Nem piaci értékesítésű államkötvények kamatelszámolása			
			1			Lakással kapcsolatos államkötvények kamatelszámolásai	135,5		
			2			Konszolidációval kapcsolatos államkötvények kamatelszámolásai	198,9		
			4			Kamatmentes adósság kötvényesítésével kapcsolatos államkötvények kamatelszámolásai	2 851,4		
	3					Kincstárjegyek kamatelszámolásai			
		1				Diszkont kincstárjegyek kamatelszámolása	46 418,7		
		2				Lakossági kincstárjegyek kamatelszámolása	45 175,4		
	4					Kincstári egységes számla forintbetét kamatelszámolásai		14 926,1	
3						Adósság és követeléskezelés egyéb kiadásai			
	1					Jutalékok és egyéb költségek			
		1				Deviza elszámolások			
			1			Piaci kibocsátások, hitelfelvételek, átvállalások elszámolásai	1 955,7		
		2				Forint elszámolások	23 133,9		
	2					Állampapírok értékesítését támogató kommunikációs kiadások	1 600,0		
	3					Adósságkezelés költségei	1 094,9		
						XLI. fejezet összesen:	**1 140 015,4**	**82 600,0**	
						XLII. A KÖLTSÉGVETÉS KÖZVETLEN BEVÉTELEI ÉS KIADÁSAI			
1						**Vállalkozások költségvetési befizetései**			
	1					Társasági adó		341 400,0	
	3					Hitelintézeti járadék		15 420,0	
	4					Pénzügyi szervezetek különadója		144 200,0	
	5					Cégautóadó		28 800,0	
	6					Egyszerűsített vállalkozói adó		83 800,0	
	7					Bányajáradék		49 000,0	
	8					Játékadó		39 700,0	
	9					Ökoadó			
		1				Energiaadó		15 500,0	
		2				Környezetterhelési díj		6 000,0	
	10					Egyéb befizetések		27 000,0	
	11					Energiaellátók jövedelemadója		44 700,0	
	12					Rehabilitációs hozzájárulás		65 000,0	
	14					Kisadózók tételes adója		56 300,0	
	15					Kisvállalati adó		16 400,0	
	16					Közműadó		54 000,0	
	17					Korkedvezmény-biztosítási járulék		1 500,0	
	18					Reklámadó		6 600,0	
2						**Fogyasztáshoz kapcsolt adók**			
	1					Általános forgalmi adó		3 172 385,0	
	2					Jövedéki adó		913 500,0	
	3					Regisztrációs adó		19 600,0	
	4					Távközlési adó		56 400,0	
	5					Pénzügyi tranzakciós illeték		206 200,0	
	6					Biztosítási adó		28 600,0	

millió forintban

Cím szám	Al-cím szám	Jog-cím-csop. szám	Jog-cím szám	Elő-ir. csop. szám	Kie-melt előir. szám	Cím név	Al-cím név	Jog-cím-csop. név	Jog-cím név	Elő-ir. csop. név	XLII. FEJEZET Kiemelt előirányzat neve	2015. évi előirányzat Kiadás	 Bevétel	 Támogatás
3						**Lakosság költségvetési befizetései**								
	1						Személyi jövedelemadó						1 639 700,0	
	2						Egyéb lakossági adók						500,0	
	4						Lakossági illetékek						120 000,0	
	5						Gépjárműadó						45 500,0	
	6						Magánszemélyek jogviszony megszűnéséhez kapcsolódó egyes jövedelmeinek különadója						900,0	
4						**Egyéb költségvetési bevételek**								
	1						Vegyes bevételek							
		8						Egyéb vegyes bevételek					4 366,0	
		9						Kezesség-visszatérülés					4 500,0	
	2						Központosított bevételek							
		1						Bírságbevételek					38 558,5	
		2						Termékdíjak					63 389,0	
		3						Egyéb központosított bevételek					16 169,1	
		4						Megtett úttal arányos útdíj					149 000,0	
		5						Hulladéklerakási járulékból származó bevétel					9 000,0	
		6						Időalapú útdíj (HD)					34 515,8	
5						**Költségvetési befizetések**								
	1						Központi költségvetési szervek						45 699,9	
	2						Munkahelyvédelmi akciótervvel összefüggő befizetések							
		1						Központi költségvetési szervek					100,0	
		2						Helyi önkormányzatok és költségvetési szerveik					450,0	
	3						Köznevelési intézmények működtetésével kapcsolatos önkormányzati befizetések						8 004,0	
	4						Nemzeti Kutatási, Fejlesztési és Innovációs Alap befizetése						10 000,0	
7						**Egyéb uniós bevételek**								
	2						Vámbeszedési költség megtérítése						11 000,0	
	3						Cukorágazati hozzájárulás beszedési költség megtérítése						187,5	
	4						Uniós támogatások utólagos megtérülése							
		4						Kohéziós Alap					42 087,7	
		5						Strukturális Alapok					1 000,0	
8						**Tőke követelések visszatérülése**								
	1						Kormányhitelek visszatérülése						29,9	
28						**Diákhitel 2 konstrukció kamattámogatása**						902,0		
29						**Lakástámogatások**								
	1						Egyéb lakástámogatások					128 900,0		
30						**Vállalkozások folyó támogatása**								
	2						Egyéb vállalati támogatások							
		1						Termelési támogatás						
			2						Mecseki uránbányászok baleseti járadékainak és egyéb kártérítési kötelezettségeinek átvállalása			225,0		
			7						Egyéb megszűnt jogcímek miatt járó támogatás			5,0		
	3						Normatív támogatások							
		3						Eximbank Zrt. kamatkiegyenlítése				23 000,0		
	4						Fuvarozók kamattámogatása					50,0		
31						**Szociálpolitikai menetdíj támogatás**						104 000,0		
32						**Egyéb költségvetési kiadások**								
	1						Vegyes kiadások							

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Elő-ir. csop. szám	Kiemelt előir. szám	XLII. FEJEZET (Cím név / Alcím név / Jogcím-csop. név / Jogcím név / Elő-ir. csop. név / Kiemelt előirányzat neve)	2015. évi előirányzat Kiadás	Bevétel	Támogatás
		4				Felszámolásokkal kapcsolatos kiadások	3 000,0		
		5				Szanálással kapcsolatos kiadások	1,0		
		6				Magán- és egyéb jogi személyek kártérítése	500,0		
		7				Védelmi felkészítés előirányzatai			
			1			Honvédelmi- és gazdasági felkészülés központi kiadásai	497,0		
			2			Honvédelmi Tanács és a Kormány speciális működési feltételeinek biztosítása	1 100,0		
		11				Egyéb vegyes kiadások	4 200,0		
		12				1% SZJA közcélú felhasználása	8 800,0		
		19				Mehib és Eximbank behajtási jutaléka	30,0		
		21				Ügyfélnek visszajáró vámbiztosíték, egyéb vámvisszatérítések	1,0		
		22				Gazdálkodó szervezetek által befizetett termékdíj-visszaigénylés	1 620,0		
		25				Átmeneti hulladék-közszolgáltatással kapcsolatos kiadások	4 000,0		
33						**Állam által vállalt kezesség és viszontgarancia érvényesítése**			
	3					Eximbank Zrt. által vállalt garanciaügyletekből eredő fizetési kötelezettség	500,0		
	4					MEHIB Zrt. általi biztosítási tevékenységből eredő fizetési kötelezettség	6 000,0		
	5					Garantiqa Hitelgarancia Zrt. garanciaügyleteiből eredő fizetési kötelezettség	14 838,2		
	7					Agrár-Vállalkozási Hitelgarancia Alapítvány garanciaügyleteiből eredő fizetési kötelezettség	1 500,0		
	10					A közszférában dolgozók lakáshiteleihez vállalt kezességből eredő fizetési kötelezettség	500,0		
	13					Agrárhitelekhez vállalt kezességekből eredő fizetési kötelezettség	20,0		
	14					A "fészekrakó" programhoz vállalt kezességből eredő fizetési kötelezettség	3 000,0		
	15					MFB Zrt. által nyújtott hitelekből és vállalt garanciaügyletekből eredő fizetési kötelezettség	360,0		
	16					Áthidaló hitelprogramra vállalt kezességekből eredő fizetési kötelezettség	50,0		
	19					Gyűjtőszámla hitelprogramra vállalt kezességekből eredő fizetési kötelezettség	50,0		
	20					E-útdíj fizetési célú hitelprogramhoz vállalat kezességekből eredő fizetési kötelezettség	170,0		
34						**Kormányzati rendkívüli kiadások**			
	2					Pénzbeli kárpótlás			
		1				Pénzbeli kárpótlás	1 505,5		
		2				Az 1947-es párizsi békeszerződésből eredő kárpótlás	2 599,1		
		3				Pénzbeli kárpótlás folyósítási költségei	65,9		
35						**Garancia és hozzájárulás a társadalombiztosítási ellátásokhoz**			
	2					Egészségbiztosítási Alap támogatása			
		4				Járulék címen átadott pénzeszköz	374 224,0		
		5				Rokkantsági, rehabilitációs ellátások részbeni fedezetére átadott pénzeszköz	172 743,3		
		9				Kiadások támogatására pénzeszköz-átadás	30 000,0		
36						**Nemzetközi elszámolások kiadásai**			
	1					Nemzetközi tagdíjak			
		1				IBRD alaptőkeemelés	1 535,9		
		2				IBRD alaptőke értékállóságának biztosítása	1 150,5		
		3				CEB tagdíj	3,7		
		4				Bruegel tagdíj	31,5		

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név / Alcím név / Jogcím-csop. név / Jogcím név / Előir. csop. név / XLII. FEJEZET / Kiemelt előirányzat neve	2015. évi előirányzat Kiadás	Bevétel	Támogatás
		5				EIB tőkeemelés	5 601,8		
		6				IFC tőkeemelés	192,1		
		7				NBB alaptőke hozzájárulás	3 101,0		
	2					Nemzetközi multilaterális segélyezési tevékenység			
		1				IDA alaptőke-hozzájárulás	1 630,9		
		2				IMF HIPC segélyprogramban való részvétel kamattámogatása	45,0		
		3				Hozzájárulás az EBRD által kezelt Nyugat-Balkáni Alaphoz	38,8		
		4				EU Szomszédsági Beruházási Eszköz	103,3		
	3					Egyéb kiadások	40,0		
37						Hozzájárulás az EU költségvetéséhez			
	1					ÁFA alapú hozzájárulás	37 524,9		
	2					GNI alapú hozzájárulás	237 521,4		
	3					Brit korrekció	20 513,2		
38						A települési önkormányzatok adósságkonszolidációjához kapcsolódó állami támogatások	1 500,0		
41						Követeléskezelés költségei	1,7		
42						Alapok támogatása			
	1					Nemzeti Foglalkoztatási Alap támogatása			
		1				Költségvetési támogatás	8 449,0		
		2				Munkahelyvédelmi akciótervvel összefüggő hozzájárulás NFA-nak	100 541,7		
	2					Bethlen Gábor Alap támogatása	11 407,5		
	3					Központi Nukleáris Pénzügyi Alap támogatása	5 662,8		
	4					Wesselényi Miklós Ár- és Belvízvédelmi Kártalanítási Alap támogatása	5,4		
	5					Nemzeti Kutatási, Fejlesztési és Innovációs Alap támogatása	7 686,0		
						XLII. fejezet összesen:	1 333 245,1	7 636 662,4	
						XLIII. AZ ÁLLAMI VAGYONNAL KAPCSOLATOS BEVÉTELEK ÉS KIADÁSOK			
1						Az állami vagyonnal kapcsolatos bevételek			
	1					Értékesítési bevételek			
		1				Ingatlan értékesítésből származó bevételek		8 300,0	
		2				Egyéb eszközök értékesítésből származó bevételek		70,0	
		3				Kibocsátási egységek értékesítéséből származó bevételek			
			1			Egyéb kibocsátási egységek értékesítési bevétele		19 068,5	
			2			Légiközlekedési kibocsátási egységek értékesítési bevétele		238,3	
		4				Nemzeti Eszközkezelő Zrt. vagyonkezelésében lévő ingatlanok értékesítési bevétele		64,3	
	2					Hasznosítási bevételek			
		1				Bérleti díjak			
			1			Központi költségvetési szervek elhelyezésével kapcsolatos továbbszámlázott bérleti díj		68,0	
			3			Egyéb bérleti díj		528,0	
			4			Nemzeti Eszközkezelő Zrt. vagyonkezelésében lévő ingatlanok bérleti díja		1 692,9	
		2				Vagyonkezelői díj		2 424,3	
		3				Osztalékbevételek		26 487,5	
		4				Koncessziós díjak			
			1			Szerencsejáték koncessziós díj		4 222,0	

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Elő-ir. csop. szám	Kie-melt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Elő-ir. csop. név	XLIII. FEJEZET Kiemelt előirányzat neve	2015. évi előirányzat Kiadás	Bevétel	Támogatás
			2						Infrastruktúra koncessziókból származó díj				265,5	
			3						Bányakoncessziós díj				1 635,5	
			4						Dohánytermékek kiskereskedelmének koncessziós díja				1 040,0	
	3						Egyéb bevételek							
		1						Egyéb értékesítési és hasznosítási bevételek					169 000,0	
		2						Vegyes bevételek					1 000,0	
2						Az állami vagyonnal kapcsolatos kiadások								
	1						Felhalmozási jellegű kiadások							
		1						Ingatlan-beruházások, ingatlanvásárlás						
			1						A Nemzeti Eszközkezelő Zrt. által végrehajtott ingatlanvásárlások és ingatlan beruházások			30 300,0		
			2						Az MNV Zrt. ingatlan-beruházásai, ingatlanvásárlásai			21 965,0		
			3						Ferencvárosi labdarúgó stadion fejlesztése			60,0		
		2						Egyéb eszközök vásárlása				500,0		
		4						Állami tulajdoni részesedések növekedését eredményező kiadások						
			1						Részesedésvásárlás, tőkeemelés, pótbefizetés			11 000,0		
			3						Nemzeti Eszközkezelő Zrt. tulajdonosi joggyakorlásával kapcsolatos kifizetések			1 000,0		
			4						Az MVM Zrt. tőkeemelése			18 000,0		
		5						A 2015. évi Milánói Világkiállítás magyar pavilonjának megvalósításával kapcsolatos kiadások				1 000,0		
		7						Európai Uniós pályázatokhoz önrész biztosítása				2 100,0		
		8						Nemzeti Lovarda fejlesztésével kapcsolatos kiadások				1 400,0		
		9						A Rubik kocka motívuma és gondolatisága által ihletett kiállítási központ létrehozásával kapcsolatos kiadások				600,0		
	2						Hasznosítással kapcsolatos folyó kiadások							
		2						Ingatlanok fenntartásával járó kiadások						
			1						Üzemeltetés, fenntartás, karbantartás, javítás			3 300,0		
			2						Ingatlanok őrzése			2 500,0		
			3						A Nemzeti Eszközkezelő Zrt. által kezelt ingatlanok fenntartása, karbantartása			1 700,0		
		3						Egyéb vagyonkezelési kiadások				1 900,0		
		4						Állami tulajdonú társaságok támogatása						
			1						Az MNV Zrt. tulajdonosi joggyakorlásával kapcsolatos kifizetések			22 400,0		
			2						A Magyar Nemzeti Filmalap Zrt. támogatása			5 100,0		
	3						Az államot korábbi tulajdonosi döntéseihez kapcsolódóan terhelő kiadások							
		1						Jótállással, szavatossággal kapcsolatos kifizetések				30,0		
		2						Kezesi felelősségből eredő kifizetések				225,0		
		3						Konszernfelelősség alapján történő kifizetések				10,0		
		5						Az állam tulajdonosi felelősségével kapcsolatos környezetvédelmi feladatok finanszírozása				5 500,0		
		6						Egyéb bírósági döntésből eredő kiadások				1 500,0		
		7						Egyéb szerződéses kötelezettségek				330,0		
		8						Egyéb jogszabályból eredő kiadások						
			1						Kárpótlási jegyek életjáradékra váltása			1 450,0		
	4						A vagyongazdálkodás egyéb kiadásai							
		1						Tanácsadók, értékbecslők és jogi képviselők díja						
			1						Az MNV Zrt. tevékenységével kapcsolatos restitúciós perek kiadásai			700,0		

millió forintban

Cím szám	Al-cím szám	Jog-cím-csop. szám	Jog-cím szám	Elő-ir. csop. szám	Kie-melt előir. szám	Cím név	Al-cím név	Jog-cím-csop. név	Jog-cím név	Elő-ir. csop. név	XLIII. FEJEZET Kiemelt előirányzat neve	2015. évi előirányzat Kiadás	Bevétel	Támogatás
			2						Az MNV Zrt. tevékenységével kapcsolatos egyéb kiadások			1 700,0		
		2						Eljárási költségek				40,0		
		3						A tulajdonosi joggyakorló szervezetek működésének támogatása						
			1						Az MNV Zrt. működésének támogatása			7 200,0		
		4						Átváltoztatható kötvény kamatfizetése				9 600,0		
		5						Állami tulajdonú ingatlanvagyon felmérése				1 000,0		
		7						A Nemzeti Eszközkezelő Zrt. működésének támogatása és tevékenységével kapcsolatos egyéb kiadások				2 500,0		
	5						Fejezeti tartalék					4 000,0		
	6						Tulajdonosi kölcsönök elszámolása					500,0		
	8						ÁFA elszámolás					1 000,0		
											XLIII. fejezet összesen:	162 110,0	236 104,8	
											XLIV. A NEMZETI FÖLDALAPPAL KAPCSOLATOS BEVÉTELEK ÉS KIADÁSOK			
1						A Nemzeti Földalappal kapcsolatos bevételek								
	1						Értékesítési bevételek							
		1						Ingatlan értékesítéséből származó bevételek						
			1						Termőföld értékesítésből származó bevételek				250,0	
			3						Egyéb ingatlanok értékesítéséből származó bevételek				10,0	
	2						Hasznosítási bevételek							
		1						Haszonbérleti díj					8 200,0	
	3						Egyéb bevételek						300,0	
2						A Nemzeti Földalappal kapcsolatos kiadások								
	1						Felhalmozási jellegű kiadások							
		1						Ingatlan vásárlás						
			1						Termőföld vásárlás			2 000,0		
	2						Hasznosítással kapcsolatos folyó kiadások							
		1						Életjáradék termőföldért				9 900,0		
		2						Ingatlanok fenntartásával járó kiadások						
			1						Hasznosítási kötelezettség kiadásai			394,0		
		3						Egyéb vagyonkezelési kiadások				933,0		
	3						A vagyongazdálkodás egyéb kiadásai							
		1						Tanácsadók, értékbecslők és jogi képviselők díja				700,0		
		2						Eljárási költségek, díjak				450,0		
		3						Állami tulajdonú ingatlanvagyon felmérés				400,0		
		4						Állami tulajdonú ingatlanvagyon jogi rendezése				800,0		
		5						Bírósági döntésből eredő kiadások				33,0		
	4						Fejezeti tartalék					500,0		
											XLIV. fejezet összesen:	16 110,0	8 760,0	
											LXII. NEMZETI KUTATÁSI, FEJLESZTÉSI ÉS INNOVÁCIÓS ALAP			
1						Hazai innováció támogatása						46 834,5		
2						A nemzetközi együttműködésben megvalósuló innováció támogatása						5 984,2		
3						Befizetés a központi költségvetésbe						10 000,0		
4						Alapkezelőnek átadott pénzeszköz						2 988,9		

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Elő-ir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Elő-ir. csop. név	LXII. FEJEZET Kiemelt előirányzat neve	2015. évi előirányzat Kiadás	Bevétel	Támogatás
5						**Európai Együttműködő Államok Terve (PECS) programban való részvétel támogatása**						613,0		
6						**Kutatási témapályázatok támogatása**						7 686,0		
19						**Innovációs járulék**							69 100,0	
20						**Egyéb bevételek**							1 165,6	
23						**Költségvetési támogatás**							7 686,0	
											LXII. fejezet összesen:	74 106,6	77 951,6	
											LXIII. NEMZETI FOGLALKOZTATÁSI ALAP			
1						**Aktív támogatások**								
	1						Foglalkoztatási és képzési támogatások					14 000,0		
2						**Szakképzési és felnőttképzési támogatások**						16 000,0		
4						**Passzív kiadások**								
	1						Álláskeresési ellátások					50 000,0		
	4						Nyugdíjbiztosítási Alapnak átadás					400,0		
5						**Bérgarancia kifizetések**						6 150,0		
6						**Működtetési célú kifizetések**						3 050,0		
8						**Start-munkaprogram**						270 000,0		
14						**EU-s elő- és társfinanszírozás**								
	1						TÁMOP 1.1 Munkaerőpiaci szolgáltatások és támogatások					7 500,0		
	3						Foglalkoztathatóság és Alkalmazkodóképesség EU-s társfinanszírozása					11 064,6		
	4						2014-2020-as időszak munkaerőpiaci programjainak előfinanszírozása					49 200,0		
25						**TÁMOP intézkedések bevételei**							43 000,0	
26						**Egyéb bevétel**								
	1						Területi egyéb bevétel						1 000,0	
	2						Központi egyéb bevétel						1 000,0	
	3						Szakképzési és felnőttképzési egyéb bevétel						800,0	
31						**Szakképzési hozzájárulás**							63 134,0	
33						**Bérgarancia támogatás törlesztése**							1 000,0	
35						**Egészségbiztosítási és munkaerőpiaci járulék Nemzeti Foglalkoztatási Alapot megillető hányada**							141 772,9	
36						**Költségvetési támogatás**							8 449,0	
39						**Munkahelyvédelmi akciótervvel összefüggő hozzájárulás**							100 541,7	
											LXIII. fejezet összesen:	427 364,6	360 697,6	
											LXV. BETHLEN GÁBOR ALAP			
2						**Költségvetési támogatás**								
	3						Eseti támogatás						11 407,5	
4						**Alapból nyújtott támogatások**								
	1						Oktatás-nevelési támogatás					4 820,0		
	3						Magyarság Háza program támogatása					216,0		
	5						Nemzeti jelentőségű intézmények támogatása					4 126,3		
	6						Egyéb támogatások					1 835,2		
5						**Alapkezelő működési költségei**						810,0		
											LXV. fejezet összesen:	11 807,5	11 407,5	

millió forintban

Cím szám	Al-cím szám	Jog-cím-csop. szám	Jog-cím szám	Elő-ir. csop. szám	Kie-melt előir. szám	Cím név	Al-cím név	Jog-cím-csop. név	Jog-cím név	Elő-ir. csop. név	LXVI. FEJEZET Kiemelt előirányzat neve	2015. évi előirányzat Kiadás	 Bevétel	 Támogatás
						LXVI. KÖZPONTI NUKLEÁRIS PÉNZÜGYI ALAP								
1						Kis- és közepes aktivitású radioaktívhulladék-tárolók beruházása, fejlesztése								
	1						Bátaapáti Nemzeti Radioaktívhulladék-tároló (NRHT) beruházása					4 034,6		
	2						Püspökszilágyi Radioaktív Hulladék Feldolgozó és Tároló (RHFT) beruházási munkái és biztonságnövelő programja					336,8		
2						Nagy aktivitású radioaktívhulladék-tároló telephely kiválasztása						401,0		
3						Kiégett Kazetták Átmeneti Tárolójának bővítése, felújítása						4 072,4		
4						Nukleáris létesítmények leszerelésének előkészítése								
	1						Paksi Atomerőmű leszerelésének előkészítése					88,0		
5						RHK Kft. működése, radioaktívhulladék-tárolók és a KKÁT üzemeltetési kiadásai						5 092,1		
6						Ellenőrzési és információs célú önkormányzati társulások támogatása						1 171,6		
7						Alapkezelőnek működési célra						143,9		
9						Nemzeti program előkészítése és a nukleárisüzemanyag-ciklus lezárása						150,9		
15						Nukleáris létesítmények befizetései								
	1						MVM Paksi Atomerőmű Zrt. befizetése						21 294,1	
16						Radioaktív hulladékok végleges, eseti elhelyezése							6,7	
18						Költségvetési támogatás							5 662,8	
						LXVI. fejezet összesen:						15 491,3	26 963,6	
						LXVII. NEMZETI KULTURÁLIS ALAP								
1						Nemzeti és egyetemes értékek létrehozásának, megőrzésének, terjesztésének támogatása						2 900,0		
2						Évfordulók, hazai fesztiválok és rendezvények, valamint azokon való részvétel támogatása						1 600,0		
3						Nemzetközi fesztiválok, rendezvények és azokon való részvétel támogatása						1 200,0		
4						Művészeti alkotások új irányzatai, új kulturális kezdeményezések támogatása						510,0		
5						Kultúrával kapcsolatos tudományos kutatások támogatása						7,0		
6						Épített örökség, építőművészet támogatása						200,0		
7						Kultúrateremtő, -közvetítő, valamint egyéni és közösségi tevékenységek támogatása						708,5		
8						Szakmai díjazáshoz való hozzájárulás						30,0		
9						Nemzetközi tagdíjak						15,0		
10						Működési kiadások						955,0		
13						Kulturális célú központi költségvetési szervek működési kiadásainak támogatása						774,5		
22						Egyéb bevételek							200,0	
24						Játékadó NKA-t megillető része							9 000,0	
26						Kulturális adó							100,0	
27						Szerzői jogi törvény alapján a közös jogkezelőktől származó befizetések							400,0	
						LXVII. fejezet összesen:						8 900,0	9 700,0	
						LXVIII. WESSELÉNYI MIKLÓS ÁR- ÉS BELVÍZVÉDELMI KÁRTALANÍTÁSI ALAP								
1						Rendszeres befizetés							4,6	

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név / Alcím név / Jogcím-csop. név / Jogcím név / Előir. csop. név — LXVIII. FEJEZET — Kiemelt előirányzat neve	2015. évi előirányzat Kiadás	Bevétel	Támogatás
3						Költségvetési támogatás		5,4	
6						Működési kiadások	9,0		
7						Káreseménnyel összefüggő kártalanítás kifizetése	1,0		
						LXVIII. fejezet összesen:	10,0	10,0	
						LXXI. NYUGDÍJBIZTOSÍTÁSI ALAP			
1						Nyugdíjbiztosítási ellátások fedezetéül szolgáló bevételek			
	1					Szociális hozzájárulási adó Ny. Alapot megillető része és munkáltatói nyugdíjbiztosítási járulék		2 043 538,5	
	2					Biztosítotti nyugdíjjárulék			
		1				Biztosított által fizetett nyugdíjjárulék		952 410,0	
	3					Egyéb járulékok és hozzájárulások			
		2				Megállapodás alapján fizetők járulékai		1 050,0	
		5				Egyszerűsített foglalkoztatás utáni közteher		11 271,9	
	5					Késedelmi pótlék, bírság		11 965,7	
	7					Nyugdíjbiztosítási tevékenységgel kapcsolatos egyéb bevételek			
		3				Kifizetések visszatérülése és egyéb bevételek		2 500,0	
2						Nyugdíjbiztosítási ellátások kiadásai			
	1					Nyugellátások			
		1				Öregségi nyugdíj	2 440 510,1		
		3				Hozzátartozói nyugellátás			
			1			Árvaellátás	36 676,1		
			2			Özvegyi nyugellátás	344 332,7		
		4				Egyösszegű méltányossági kifizetések			
			2			Egyszeri segély	500,0		
		6				Szolgálatfüggő nyugellátás	185 208,5		
	4					Nyugdíjbiztosítás egyéb kiadásai			
		4				Egyéb, ellátáshoz kapcsolódó kiadások			
			2			Postaköltség	4 525,0		
			3			Egyéb kiadások	2 215,1		
3						Vagyongazdálkodás			
	1					Ellátások fedezetére szolgáló vagyongazdálkodás	29,3	1,5	
						1 - 3. cím összesen:	3 013 996,8	3 022 737,6	
5						Nyugdíjbiztosítási költségvetési szervek			
	1					Központi hivatali szerv		1 830,0	3 648,9
				1		*Működési költségvetés*			
					1	Személyi juttatások	1 699,0		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	476,5		
					3	Dologi kiadások	3 115,1		
					5	Egyéb működési célú kiadások	7,2		
				2		*Felhalmozási költségvetés*			
					6	Beruházások	181,1		
	2					Igazgatási szervek		30,0	5 091,9
				1		*Működési költségvetés*			
					1	Személyi juttatások	3 800,6		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	1 059,0		
					3	Dologi kiadások	262,3		

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Előir. csop. név	LXXI. FEJEZET Kiemelt előirányzat neve	2015. évi előirányzat Kiadás	Bevétel	Támogatás
											5. cím összesen:	10 600,8	1 860,0	8 740,8
						LXXI. fejezet összesen:						3 024 597,6	3 024 597,6	8 740,8
						LXXII. EGÉSZSÉGBIZTOSÍTÁSI ALAP								
1						Egészségbiztosítási ellátások fedezetéül szolgáló bevételek								
	1						Szociális hozzájárulási adó E. Alapot megillető része és munkáltatói egészségbiztosítási járulék						347 625,9	
	2						Biztosítotti egészségbiztosítási járulék						639 362,0	
	3						Egyéb járulékok és hozzájárulások							
		1						Egészségügyi szolgáltatási járulék					28 159,7	
		2						Megállapodás alapján fizetők járulékai					301,3	
		4						Munkáltatói táppénz hozzájárulás					16 734,6	
		5						Egyszerűsített foglalkoztatás utáni közteher					147,6	
	4						Egészségügyi hozzájárulás						161 754,0	
	5						Késedelmi pótlék, bírság						4 438,5	
	6						Költségvetési hozzájárulások							
		2						Egészségügyi feladatok ellátásával kapcsolatos költségvetési hozzájárulás					5 400,0	
		6						Járulék címen átvett pénzeszköz					374 224,0	
		7						Rokkantsági, rehabilitációs ellátások részbeni fedezetére átvett pénzeszköz					172 743,3	
		10						Tervezett pénzeszköz-átvétel					30 000,0	
	7						Egészségbiztosítási tevékenységgel kapcsolatos egyéb bevételek							
		1						Terhességmegszakítás egyéni térítési díja					545,0	
		2						Baleseti és egyéb kártérítési megtérítések					5 548,1	
		3						Kifizetések visszatérítése és egyéb bevételek					1 527,0	
		7						Gyógyszergyártók és forgalmazók befizetései						
			1						Szerződések szerinti gyógyszergyártói és forgalmazói befizetések				7 000,0	
			2						Folyamatos gyógyszerellátást biztosító gyógyszergyártói és forgalmazói befizetések és egyéb gyógyszerforgalmazással kapcsolatos bevételek				51 000,0	
		8						Nemzetközi egyezményből eredő ellátások megtérítése						
			1						EU tagállamokkal kapcsolatos elszámolások				2 137,8	
			2						Nem EU tagállamokkal kapcsolatos elszámolások				2,0	
		11						Egészségügyi szolgáltatók visszafizetése						
			1						Gyógyszertámogatással, gyógyászati segédeszköz támogatással kapcsolatos ellenőrzésekből eredő visszafizetések				150,0	
			2						Egészségügyi szolgáltatók egyéb visszafizetése				300,0	
		12						Baleseti adó					23 454,7	
		13						Népegészségügyi termékadó					26 351,0	
		14						Dohányipari vállalkozások 2015. évi egészségügyi hozzájárulása					11 500,0	
2						Egészségbiztosítási ellátások kiadásai								
	2						Egészségbiztosítás pénzbeli ellátásai							
		1						Csecsemőgondozási díj, Terhességi-gyermekágyi segély				42 400,0		
		2						Táppénz						
			1						Táppénz			58 028,2		
			2						Gyermekápolási táppénz			3 015,2		
			3						Baleseti táppénz			7 456,6		

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Előir. csop. név	LXXII. FEJEZET Kiemelt előirányzat neve	2015. évi előirányzat Kiadás	Bevétel	Támogatás
		3						Betegséggel kapcsolatos segélyek						
			4						Egyszeri segély			450,0		
		4						Kártérítési járadék				844,1		
		5						Baleseti járadék				7 668,0		
		6						Gyermekgondozási díj				109 500,0		
		7						Rokkantsági, rehabilitációs ellátások				336 000,0		
	3						Természetbeni ellátások							
		1						Gyógyító-megelőző ellátás						
			1						Háziorvosi, háziorvosi ügyeleti ellátás			97 047,5		
			2						Védőnői szolgáltatás, anya-, gyermek- és ifjúságvédelem			22 448,2		
			3						Fogászati ellátás			25 946,8		
			5						Betegszállítás és orvosi rendelvényű halottszállítás			6 196,9		
			8						Művesekezelés			23 171,1		
			9						Otthoni szakápolás			4 596,8		
			11						Működési költségelőleg			2 000,0		
			13						Célelőirányzatok			67 737,1		
			15						Mentés			29 471,2		
			17						Laboratóriumi ellátás			21 191,3		
			18						Összevont szakellátás			628 823,7		
			21						Gyógyító-megelőző ellátás céltartalék			10 000,0		
			22						Háziorvosi ellátórendszer megújításának I. üteme			10 000,0		
		2						Gyógyfürdő és egyéb gyógyászati ellátás támogatása				4 200,0		
		3						Anyatej-ellátás				200,0		
		4						Gyógyszertámogatás						
			1						Gyógyszertámogatás kiadásai			224 414,0		
			2						Speciális beszerzésű gyógyszerkiadás			15 700,0		
			4						Gyógyszertámogatási céltartalék			58 000,0		
		5						Gyógyászati segédeszköz támogatás						
			1						Kötszertámogatás			6 200,0		
			2						Gyógyászati segédeszköz kölcsönzés támogatása			200,0		
			3						Egyéb gyógyászati segédeszköz támogatás			44 900,0		
		6						Utazási költségtérítés				5 334,3		
		7						Nemzetközi egyezményből eredő és külföldön történő, tervezett ellátások kiadásai						
			1						Sürgősségi ellátás EGT-n, Svájcon belül			8 856,6		
			2						Sürgősségi ellátás EGT-n kívül			193,4		
			3						Külföldön tervezett egészségügyi ellátások megtérítése			1 000,0		
			4						Külföldön történt speciális egészségügyi ellátások			224,0		
			5						Külföldön igénybevett Magyarországon nem elérhető egészségügyi szolgáltatások			1 730,6		
		8						Természetbeni ellátások céltartaléka				3 641,1		
	4						Egészségbiztosítás egyéb kiadásai							
		4						Egyéb, ellátásokhoz kapcsolódó kiadások						
			1						Kifizetőhelyeket megillető költségtérítés			1 371,5		
			2						Postaköltség			2 931,8		
			3						Egyéb kiadások			800,0		
			5						Gyógyszergyártók ellentételezése, elszámolási különbözet rendezése			10,0		
			7						Gyógyszertárak juttatása			3 600,0		

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Előir. csop. név	LXXII. FEJEZET Kiemelt előirányzat neve	2015. évi előirányzat Kiadás	 Bevétel	 Támogatás
			8						Gyógyszertárak szolgáltatási díja			4 500,0		
3						Vagyongazdálkodás								
	1						Ellátások fedezetére szolgáló vagyongazdálkodás					12,0	9,0	
											1 - 3. cím összesen:	1 902 012,0	1 910 415,5	
5						Egészségbiztosítási költségvetési szervek								
	1						Központi hivatali szerv						424,6	8 403,5
				1						*Működési költségvetés*				
					1						Személyi juttatások	5 033,0		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	1 269,2		
					3						Dologi kiadások	2 150,9		
					5						Egyéb működési célú kiadások	175,0		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	200,0		
											5. cím összesen:	8 828,1	424,6	8 403,5
											LXXII. fejezet összesen:	1 910 840,1	1 910 840,1	8 403,5

2. melléklet a 2014. évi C. törvényhez

A helyi önkormányzatok általános működésének és ágazati feladatainak támogatása

I. A HELYI ÖNKORMÁNYZATOK MŰKÖDÉSÉNEK ÁLTALÁNOS TÁMOGATÁSA

1. A települési önkormányzatok működésének támogatása

a) Önkormányzati hivatal működésének támogatása

FAJLAGOS ÖSSZEG: 4 580 000 forint/fő

A központi költségvetés támogatást biztosít az önkormányzati hivatal működési kiadásaihoz a Magyarország helyi önkormányzatairól szóló 2011. évi CLXXXIX. törvény (a továbbiakban: Mötv.) szerint 2015. január 1-jén működő, illetve a Mötv. 85. § (3a) bekezdés alapján történő kijelölés szerinti hivatali struktúrának megfelelően. Amennyiben bírósági döntés alapján év közben változik a közös hivatali struktúra, azt az érintett székhely önkormányzatok egymás között pénzeszközátadással rendezik.

A támogatás meghatározása az elismert hivatali létszám alapján a személyi és dologi kiadások elismert átlagos költségei figyelembevételével történik. Közös önkormányzati hivatal esetében a támogatásra a székhely önkormányzat jogosult.

Az elismert hivatali létszám a számított alaplétszám korrekciós tényezőkkel korrigált összege. Önálló polgármesteri hivatal esetében az elismert hivatali létszám megegyezik a számított alaplétszámmal. Budapest Főváros Önkormányzata esetében az elismert hivatali létszám 470 fő.

A számított alaplétszám az alábbi képlet alapján határozható meg:

SZAL = c + (ÖL - a)/(b - a) * (d - c), két tizedesre kerekítve

ahol:

SZAL = számított alaplétszám,

ÖL = az önkormányzat(ok) lakosságszáma, amennyiben a közös hivatalt fenntartó önkormányzatok együttes lakosságszáma nem éri el a 2 000 főt, úgy 2 000 főként kell a számításkor figyelembe venni,

a = az elismert hivatali létszám a Kiegészítő szabályok 3. *a)* alpontja alapján a település típusa szerint az adott lakosságszám-kategória alsó határa,

b = az elismert hivatali létszám a Kiegészítő szabályok 3. *a)* alpontja alapján a település típusa szerint az adott lakosságszám-kategória felső határa,

c = az elismert hivatali létszám a Kiegészítő szabályok 3. *a)* alpontja alapján a település típusa szerint az adott lakosságszám-kategóriához tartozó elismert köztisztviselői létszám minimuma,

d = az elismert hivatali létszám a Kiegészítő szabályok 3. *a)* alpontja alapján a település típusa szerint az adott lakosságszám-kategóriához tartozó elismert köztisztviselői létszám maximuma.

A közös hivatal esetében az elismert hivatali létszám a korrekciós tényezők figyelembevételével a következő képlet alapján határozható meg:

EHL = SZAL * (1 + Ka + Kb + Kc), két tizedesre kerekítve

ahol:

EHL = elismert hivatali létszám,

SZAL = számított alaplétszám,
Ka = a Kiegészítő szabályok 3. *ba)* alpontja szerinti korrekciós tényező,
Kb = a Kiegészítő szabályok 3. *bb)* alpontja szerinti korrekciós tényező,
Kc = a Kiegészítő szabályok 3. *bc)* alpontja szerinti korrekciós tényező.

A közös hivatal esetében a közös hivatalt alkotó hetedik és minden további település után, az elismert hivatali létszám településenként 1 fővel nő. A járási székhely önkormányzat, illetve az 5 000 fő lakosságszám feletti község, nagyközség önkormányzata esetében az elismert hivatali létszám 2 fővel emelkedik függetlenül attól, hogy önállóan vagy közös hivatal útján gondoskodik a hivatali feladatok ellátásáról.

b) Település-üzemeltetéshez kapcsolódó feladatellátás támogatása

A települési önkormányzatok település-üzemeltetési feladataik ellátásához az alábbi jogcímek alapján részesülnek támogatásban.

ba) A zöldterület-gazdálkodással kapcsolatos feladatok ellátásának támogatása

FAJLAGOS ÖSSZEG: 22 300 forint/hektár

A támogatás a települési önkormányzatokat a zöldterületek, és az azokhoz kapcsolódó építmények kialakításához és fenntartásához kapcsolódóan a belterület nagysága alapján illeti meg. Budapest Főváros Önkormányzata e jogcímen 550 millió forint támogatásra jogosult.
A belterületre vonatkozóan a Földmérési és Távérzékelési Intézet által a Magyar Közigazgatási Határadatbázisban (a továbbiakban: FÖMI határadatbázis) nyilvántartott 2013. december 31-ei állapotnak megfelelő adatokat kell figyelembe venni.

bb) Közvilágítás fenntartásának támogatása

A támogatás a települési önkormányzatokat a településen történő közvilágítás biztosításához kapcsolódóan illeti meg. A támogatás meghatározása a településen kiépített kisfeszültségű hálózat kilométerben meghatározott hossza alapján történik, az alábbi a 2013. évi országosan összesített önkormányzati beszámolóban szereplő

- a 8414021 Közvilágítás szakmai tevékenység (közfeladat) esetén,
- a 8414022 Közvilágítás szabad kapacitás terhére végzett nem haszonszerzési célú tevékenység esetén,
- a 8414025 Közvilágítás államháztartáson kívüli támogatás esetén,
- a 8414026 Közvilágítás államháztartáson belüli támogatás esetén

szakfeladatok alapján településkategóriánként számított átlagos, egy kilométerre jutó nettó működési kiadások figyelembevételével.

Településkategóriánként a támogatás fajlagos összege az alábbi:

Főváros, megyei jogú város, 40 000 fő feletti város	415 000 Ft/km
10 001-40 000 fő közötti település	400 000 Ft/km
10 001 fő alatti település	320 000 Ft/km

A településen kiépített kisfeszültségű hálózat hossza tekintetében a Központi Statisztikai Hivatal 2013. december 31-ei állapotnak megfelelően elkészített Országos Statisztikai Adatgyűjtési Program (a továbbiakban: OSAP) 1058 „Jelentés a települések villamosenergia-ellátásáról" adatgyűjtés szerinti adatokat kell figyelembe venni azzal, hogy Budapest Főváros Önkormányzata tekintetében a kiépített kisfeszültségű hálózat hossza megegyezik a budapesti kerületeknél rögzített adatok összegével.

bc) Köztemető fenntartással kapcsolatos feladatok támogatása

A támogatás a települési önkormányzatokat a köztemető fenntartásával kapcsolatos feladataihoz kapcsolódóan illeti meg, a 2013. évi országosan összesített önkormányzati beszámolóban szereplő

- a 9603021 Köztemető-fenntartás és működtetés szakmai tevékenység (közfeladat) esetén,
- a 9603022 Köztemető-fenntartás és működtetés szabad kapacitás terhére végzett nem haszonszerzési célú tevékenység esetén,
- a 9603023 Köztemető-fenntartás és működtetés vállalkozási tevékenység esetén,
- a 9603025 Köztemető-fenntartás és működtetés államháztartáson kívüli támogatás esetén,
- a 9603026 Köztemető-fenntartás és működtetés államháztartáson belüli támogatás esetén,
- a 9603011 Hadisírok létesítése, gondozása szakmai tevékenység (közfeladat) esetén,
- a 9603012 Hadisírok létesítése, gondozása szabad kapacitás terhére végzett nem haszonszerzési tevékenység esetén,
- a 9603015 Hadisírok létesítése, gondozása államháztartáson kívüli támogatás esetén, és
- a 9603016 Hadisírok létesítése, gondozása államháztartáson belüli támogatás esetén

szakfeladatok településkategóriánként számított egy négyzetméterre eső nettó működési kiadásai figyelembevételével. Az így meghatározott támogatás összege legalább 100 000 forint.

Ugyancsak 100 000 forint támogatás illeti meg azon önkormányzatokat, melyeknek a fenti szakfeladatokon mutatkozó nettó kiadása nem haladja meg a 100 000 forintot, illetve az OSAP adatszolgáltatás alapján naturális mutatóval rendelkeznek, de a fenti szakfeladatokon nettó kiadásuk nem mutatkozott. Nem részesülnek támogatásban azon önkormányzatok, melyek az OSAP adatszolgáltatásban nem szerepeltettek temetőt és 2014. november 14-éig sem jelentik le az adatokat a KSH felé, de a Magyar Államkincstár (a továbbiakban: Kincstár) előzetes vizsgálata alapján temetővel rendelkeznek. A november 14-ei határidővel adatot szolgáltató önkormányzatok az adatszolgáltatásuk alapján részesülnek támogatásban.
Azon önkormányzatok, melyek temetővel nem rendelkeznek, de megállapodás alapján köztemető fenntartásához hozzájárulnak vagy a feladatot ellátják, és a fenti szakfeladatokon nettó működési kiadásuk a Kincstár által ellenőrzött és igazolt módon meghaladja a 100 000 forintot, a nettó kiadásuk 90%-ának megfelelő összegű támogatásra, de legalább 100 000 forintra jogosultak.

E támogatásban a fővárosi kerületek nem részesülnek.

Budapest Főváros Önkormányzata esetében a támogatás összege 18,3 millió forint.

Településkategóriánként a támogatás fajlagos összege az alábbi:

Megyei jogú város, 40 000 fő feletti város	70 Ft/m^2
10 001-40 000 fő közötti település	104 Ft/m^2
10 001 fő alatti település	69 Ft/m^2

A településen lévő köztemető nagyságát az OSAP 1616 „Jelentés az önkormányzatok tulajdonában lévő ingatlanvagyonról „T" adatlap 01-04. sorok" adatai alapján kell figyelembe venni.

bd) Közutak fenntartásának támogatása

A támogatás a települési önkormányzatokat a közutak fenntartásával kapcsolatos feladataihoz kapcsolódóan illeti meg, a 2013. évi országosan összesített önkormányzati beszámolóban szereplő

- az 5220011 Közutak, hidak, alagutak üzemeltetése, fenntartása szakmai tevékenység (közfeladat) esetén,
- az 5220012 Közutak, hidak, alagutak üzemeltetése, fenntartása szabad kapacitás terhére végzett nem haszonszerzési célú tevékenység esetén,
- az 5220015 Közutak, hidak, alagutak üzemeltetése, fenntartása gondozása államháztartáson kívüli támogatás esetén,
- az 5220016 Közutak, hidak, alagutak üzemeltetése, fenntartása gondozása államháztartáson belüli támogatás esetén,
- az 5220031 Parkoló, garázs üzemeltetése, fenntartása szakmai tevékenység (közfeladat) esetén,
- az 5220032 Parkoló, garázs üzemeltetése, fenntartása szabad kapacitás terhére végzett nem haszonszerzési célú tevékenység esetén, és
- az 5220033 Parkoló, garázs üzemeltetése, fenntartása vállalkozási tevékenység esetén

szakfeladatok alapján településkategóriánként számított nettó működési kiadások figyelembevételével.

Településkategóriánként a támogatás fajlagos összege az alábbi:

Főváros, fővárosi kerületek, megyei jogú város, 40 000 fő feletti város	470 000 Ft/km
10 001-40 000 fő közötti település	295 000 Ft/km
10 001 fő alatti település	227 000 Ft/km

A településen lévő belterületi út hosszát az OSAP 1390 „Helyi közutak és hidak adatai" alapján kell figyelembe venni.

c) Egyéb önkormányzati feladatok támogatása

FAJLAGOS ÖSSZEG: 2 700 forint/fő,

de

a) az 1 000 fő lakosságszám és az alatti azon települések esetében, ahol az egy lakosra jutó adóerő-képesség nem éri el a 20 000 forintot, településenként legalább 4 000 000 forint,
b) 1 000 fő lakosságszám feletti azon települések esetében, ahol az egy lakosra jutó adóerő-képesség nem éri el a 20 000 forintot, településenként legalább 5 000 000 forint,
c) egyéb településenként legalább 3 000 000 forint.

A központi költségvetés támogatást biztosít a települési önkormányzatok számára a Mötv. 13. §-ában meghatározott egyes – az 1. *a)-b)* alpontokban nem nevesített – feladatok ellátására.

E mellékletben az adóerő-képesség a 2014. II. negyedéves költségvetési jelentés alapján a helyi iparűzési adóalap 1,4%-át jelenti. Az adóerő-képesség figyelembe vételére vonatkozó szabályokat a Kiegészítő szabályok 1. c) alpontja tartalmazza.

d) Lakott külterülettel kapcsolatos feladatok támogatása

FAJLAGOS ÖSSZEG: 2 550 forint/külterületi lakos

A központi költségvetés támogatást biztosít a lakott külterülettel rendelkező települési önkormányzatoknak a 2014. január 1-jei külterületi lakosok száma alapján.

e) Üdülőhelyi feladatok támogatása

FAJLAGOS ÖSSZEG: 1,55 forint/idegenforgalmi adóforint

A központi költségvetés támogatást biztosít a települési önkormányzatnak az üdülővendégek tartózkodási ideje alapján beszedett idegenforgalmi adó 2013. évi tény adatai alapján. Késedelmi pótlék, bírság alapján nem igényelhető a hozzájárulás.

2. Nem közművel összegyűjtött háztartási szennyvíz ártalmatlanítása

ELŐIRÁNYZAT: 76,3 millió forint

FAJLAGOS ÖSSZEG: 100 forint/m^3

A támogatás az összegyűjtött és a hatóságilag kijelölt lerakóhelyeken igazoltan elhelyezett, nem közművel összegyűjtött háztartási szennyvíz mennyisége (m^3) után illeti meg azon települési önkormányzatokat, amelyek
a) a vízgazdálkodásról szóló 1995. évi LVII. törvény alapján szervezett közszolgáltatás ellátásáról közszolgáltatóval kötött, hatályos szerződés útján,

b) a környezet és a vízbázisok védelme érdekében a közműves csatornahálózattal el nem látott településrészein keletkezett nem közművel összegyűjtött háztartási szennyvíz gyűjtéséről ártalmatlanítás céljából

gondoskodnak. Az összeg a fajlagos lakossági ráfordítások (díjak) csökkentéséhez járul hozzá.

A támogatást a települési önkormányzatok a nem közművel összegyűjtött háztartási szennyvíz becsült évi mennyisége (m^3) alapján, a Kiegészítő szabályok 2. a)-b) alpontjai szerint igénylik, és annak tényleges, közszolgáltatási szerződés szerint összegyűjtött mennyisége alapján számolnak el. A támogatás folyósítása négy egyenlő részletben, minden negyedév utolsó hónapjában történik.

3. Budapest Főváros Önkormányzatának kiegészítő támogatása

ELŐIRÁNYZAT: 2 000,0 millió forint

Budapest Főváros Önkormányzatát támogatás illeti meg a Mötv. 23. § (4) bekezdésében meghatározott feladatainak ellátásához.

4. Határátkelőhelyek fenntartásának támogatása

ELŐIRÁNYZAT: 87,0 millió forint
FAJLAGOS ÖSSZEG: 2 forint/ki- és belépési adatok

Az előirányzat a 2014. december 31-ei schengeni külső határszakaszokon (a magyar-ukrán, a magyar-román, a magyar-szerb és a magyar-horvát határszakaszokon) közúti határátkelőhelyet fenntartó települési önkormányzatok támogatását szolgálja. A támogatás a 2013. évi közúti ki- és belépési (személyi- és járműforgalmi) adatok alapján kerül megállapításra, folyósítására egy alkalommal, január hónapban kerül sor.

5. Megyei önkormányzatok feladatainak támogatása

ELŐIRÁNYZAT: 4 891,3 millió forint

Az előirányzat a megyei önkormányzatok feladataihoz közvetlenül kapcsolódó kiadások támogatását szolgálja.

millió forint

Megyei önkormányzatok	Támogatás
Baranya Megyei Önkormányzat	247,0
Bács-Kiskun Megyei Önkormányzat	279,4
Békés Megyei Önkormányzat	239,9
Borsod-Abaúj-Zemplén Megyei Önkormányzat	318,1
Csongrád Megyei Önkormányzat	254,4
Fejér Megyei Önkormányzat	255,4
Győr-Moson-Sopron Megyei Önkormányzat	261,2
Hajdú-Bihar Megyei Önkormányzat	283,0
Heves Megyei Önkormányzat	226,8
Jász-Nagykun-Szolnok Megyei Önkormányzat	245,9
Komárom-Esztergom Megyei Önkormányzat	227,6

Nógrád Megyei Önkormányzat	201,2
Pest Megyei Önkormányzat	452,1
Somogy Megyei Önkormányzat	229,2
Szabolcs-Szatmár-Bereg Megyei Önkormányzat	286,8
Tolna Megyei Önkormányzat	208,3
Vas Megyei Önkormányzat	214,6
Veszprém Megyei Önkormányzat	238,6
Zala Megyei Önkormányzat	221,8
Összesen	4 891,3

6. A 2014. évről áthúzódó bérkompenzáció támogatása

Előirányzat: 1 000,0 millió forint

Az előirányzat szolgál a helyi önkormányzati intézményrendszerben foglalkoztatottak 2014. december havi keresete után járó bérkompenzációjának támogatására.
A támogatás a helyi önkormányzatokat a költségvetési szerveknél és az egyházak közcélú tevékenységet folytató intézményeinél foglalkoztatottak 2014. évi kompenzációjáról szóló 495/2013. (XII. 29.) Korm. rendeletben foglaltak szerint illeti meg.
A támogatás folyósítása január hónap végén a nettó finanszírozás keretében történik.

II. A TELEPÜLÉSI ÖNKORMÁNYZATOK EGYES KÖZNEVELÉSI FELADATAINAK TÁMOGATÁSA

1. Óvodapedagógusok, és az óvodapedagógusok nevelő munkáját közvetlenül segítők bértámogatása

ELŐIRÁNYZAT:	139 830,0 millió forint
ÓVODAPEDAGÓGUSOK ÁTLAGBÉRÉNEK ÉS KÖZTERHEINEK ELISMERT ÖSSZEGE:	4 152 000 forint/számított létszám/év
ÓVODAPEDAGÓGUSOK ÁTLAGBÉRÉNEK ÉS KÖZTERHEINEK ELISMERT PÓTLÓLAGOS ÖSSZEGE A 2015/2016. NEVELÉSI ÉVRE	35 000 forint/számított létszám/3 hónap
ÓVODAPEDAGÓGUSOK NEVELŐ MUNKÁJÁT KÖZVETLENÜL SEGÍTŐK ÁTLAGBÉRÉNEK ÉS KÖZTERHEINEK ELISMERT ÖSSZEGE:	1 800 000 forint/létszám/év

A központi költségvetés a közalkalmazottak jogállásáról szóló 1992. évi XXXIII. törvény (a továbbiakban: Kjt.), a nemzeti köznevelésről szóló 2011. évi CXC. törvény (a továbbiakban: Nkt.), valamint a Kjt. végrehajtását a köznevelési intézményekben szabályozó kormányrendelet, továbbá egyéb, a kereseteket meghatározó jogszabályok alapján elismert átlagbér alapú támogatást biztosít az óvodát fenntartó települési önkormányzat részére az általa

foglalkoztatott óvodapedagógusok, és az óvodapedagógusok nevelő munkáját közvetlenül segítők béréhez és az ehhez kapcsolódó, 27% mértékkel számított szociális hozzájárulási adóhoz.
A támogatás a települési önkormányzatot az általa fenntartott óvodaintézmény(ek)ben foglalkoztatott, a Nkt. nevelés-szervezési paraméterei szerint számított pedagógus-, valamint segítői létszám után illeti meg. Egy óvodaintézménynek kell tekinteni az egy OM azonosítóval és alapító okirattal rendelkező intézményt, beleértve az óvoda valamennyi feladat ellátási helyét (székhely, tagintézmény, telephely) akkor is, ha az alapító okiratban a tagintézményként vagy telephelyként nevesített feladat ellátási hely a fenntartótól eltérő településen van.

Az óvodapedagógusok átlagbérének és közterheinek elismert pótlólagos összegének folyósítása három egyenlő részletben, szeptember hónaptól havonta, az államháztartásról szóló törvény végrehajtásáról szóló Korm. rendeletben (a továbbiakban: Ávr.) meghatározott időpontokban történik.

a) Az óvodai nevelésben részesülő gyermekek számának meghatározása (beleértve a sajátos nevelési igényű gyermekeket is)

Az óvodai nevelésben részesülő gyermekek számának meghatározása a 2014/2015. és 2015/2016. nevelési évek köznevelési statisztikai tényleges nyitó létszám adatai alapján történik.

Számításba kell venni továbbá mindazon gyermekeket,
- akik 2014. december 31-éig, vagy – a Nkt. 8. § (1) bekezdésében foglalt feltételek megléte esetén – a felvételüktől számított hat hónapon belül a harmadik életévüket betöltik és a 2014/2015. nevelési évben legkésőbb december 31-éig első alkalommal veszik igénybe az óvodai nevelést,
- akik negyedik, illetve ötödik életévüket betöltik és a 2014/2015. nevelési évben legkésőbb december 31-éig az óvodai nevelést első alkalommal veszik igénybe,
- akik 2015. december 31-éig, vagy – a Nkt. 8. § (1) bekezdésében foglalt feltételek megléte esetén – a felvételüktől számított hat hónapon belül a harmadik életévüket betöltik és a 2015/2016. nevelési évben legkésőbb december 31-éig első alkalommal veszik igénybe az óvodai nevelést, valamint
- akik negyedik, illetve ötödik életévüket betöltik és a 2015/2016. nevelési évben legkésőbb december 31-éig az óvodai nevelést első alkalommal veszik igénybe.

Nem igényelhető támogatás
- a 2014/2015. nevelési évre azon gyermekek után, akik a hetedik életévüket 2014. augusztus 31-éig betöltötték,
- a 2015/2016. nevelési évre azon gyermekek után, akik a hetedik életévüket 2015. augusztus 31-éig betöltik,
kivéve, ha a Nkt. 45. § (2) bekezdése alapján a gyermekek óvodai nevelése meghosszabbítható.
Az óvodai nevelésben részesülő gyermekek számát a Nkt. 47. § (7) bekezdésében meghatározottak szerint kell figyelembe venni.

Nem igényelhető támogatás továbbá azon gyermekek után, akik esetében az intézmény óvodai neveléshez kapcsolódó tandíjat állapít meg, továbbá akinek a jegyző vagy a fenntartó felmentést adott a kötelező óvodai nevelésben való részvétel alól.

Az első nevelési évet kezdő óvodások között két gyermekként kell figyelembe venni azokat a bölcsődés korú, második életévüket 2014. december 31-éig betöltő gyermekeket is, akiknek a gondozását a Nkt. 20. § (10) bekezdése szerint egységes óvoda-bölcsőde intézmény keretei között, a nevelési-oktatási intézmények működéséről és a köznevelési intézmények névhasználatáról szóló rendeletben meghatározott feltételek szerint biztosítják, és a gyermek 2014. szeptember 1-je és december 31-e között igénybe veszi az ellátást.

Az első nevelési évet kezdő óvodások között két gyermekként kell figyelembe venni azokat a bölcsődés-korú, második életévüket 2015. december 31-éig betöltő gyermekeket is, akiknek a gondozását a Nkt. 20. § (10) bekezdése szerint egységes óvoda-bölcsőde intézmény keretei között, a nevelési-oktatási intézmények működéséről és a köznevelési intézmények névhasználatáról szóló rendeletben meghatározott feltételek szerint biztosítják, és a gyermek 2015. szeptember 1-je és december 31-e között igénybe veszi az ellátást. 2015. szeptember 1-jétől egy gyermekként lehet figyelembe venni azt a 2014/2015. nevelési évben bölcsődés-korúnak minősülő és az egységes óvoda-bölcsődei ellátást igénybevevő gyermeket, aki 2015. december 31-éig betölti harmadik életévét.

b) A számított óvodapedagógus, és az óvodapedagógus nevelő munkáját közvetlenül segítők létszámának meghatározása

Az óvodapedagógus létszám meghatározása a következő képlettel történik:

2014/2015. nevelési évre:

$Psz_1 = (L_1 / Cs) * Feh_1 + V_{k1} + Op_1$

2015/2016. nevelési évre:

$Psz_2 = (L_2/Cs) * Feh_2 + V_{k2} + Op_2$

ahol:

Psz_1; Psz_2 = 2014/2015., illetve 2015/2016. nevelési évre számított óvodapedagógusok létszáma, egy tizedesre kerekítve,

L_1; L_2 = 2014/2015., illetve 2015/2016. nevelési évben szervezett csoport(ok)ban az *a)* alpont szerinti összes gyermeklétszám,

Cs = az egységes óvodai-bölcsődei, az óvodai nevelési évekre a Kiegészítő szabályok 4. pontja szerint meghatározott csoport átlaglétszám,

Feh_1; Feh_2 = foglalkozási együttható (két tizedesre kerekítve), azaz

- a Nkt.-ben az átlagos csoportlétszámra meghatározott heti óvodai (egységes óvodai-bölcsődei gondozási), nevelési foglalkoztatási időkeret (órában), és
- a Nkt.-ben meghatározott pedagógus heti kötelező óraszám, illetve kötött munkaidő

hányadosa (az egységes óvoda-bölcsőde esetében is az óvoda-pedagógusok kötelező heti óraszáma, illetve kötött munkaideje alapozza meg a számítást), korrigálva az intézménytípus-együtthatóval,

V_{k1}; V_{k2} = vezetői órakedvezmény miatti pedagógus többletlétszám a 2014/2015., illetve 2015/2016. nevelési évben (két tizedesre kerekítve).

Op_1; Op_2 = a Nkt. 61. § (3) bekezdése alapján az intézmény alapító okirata szerint 500 fő férőhelyet elérő vagy azt meghaladó intézményeknél kötelezően alkalmazandó óvodapszichológusok létszáma a 2014/2015., illetve a 2015/2016. nevelési évben (egy tizedesre kerekítve).

A támogatás igénylése szempontjából az óvodapedagógusok nevelő munkáját közvetlenül segítők száma a Nkt. 2. melléklete, valamint a nevelési-oktatási intézmények működéséről és a köznevelési intézmények névhasználatáról szóló 20/2012. (VIII. 31.) EMMI rendelet 179. § (1) bekezdés b) pontja szerint elismerhető – a Kjt. alapján foglalkoztatott – létszám, de legfeljebb

- 2015. év első 8 hónapjában a ténylegesen foglalkoztatott segítők átlagos száma,
- 2015. év utolsó 4 hónapjában az erre az időszakra becsült segítők átlagos száma,

egy tizedesre kerekítve.

Az óvodapedagógusok nevelő munkáját közvetlenül segítők létszámának meghatározásakor a Nkt. 2. melléklete szerinti pedagógus asszisztens csak azon intézményeknél vehető figyelembe, ahol legalább 3 csoport működik.

Az év végi elszámolás mindkét nevelési év tekintetében a havonta, a Nkt. 2. melléklete, valamint a nevelési-oktatási intézmények működéséről és a köznevelési intézmények névhasználatáról szóló 20/2012. (VIII. 31.) EMMI rendelet 179. § (1) bekezdés b) pontja szerint elismerhető – a Kjt. alapján – ténylegesen foglalkoztatott segítők egy tizedesre kerekített átlagos létszáma alapján történik.

A pszichopedagógus a segítők létszámában nem vehető figyelembe.

c) Az óvodapedagógusok és az óvodapedagógusok nevelő munkáját közvetlenül segítők bértámogatásának összege

A bértámogatás az alábbiak szerint kerül meghatározásra:

2014/2015. nevelési évre:

$Tp_1 = Psz_1 * ÁBp * 8/12$

$Ts_1 = S_1 * ÁBs * 8/12$

2015/2016. nevelési évre:

$Tp_2 = Psz_2 * ÁBp * 4/12$

$Ts_2 = S_2 * ÁBs * 4/12$

ahol:

$Tp_1; Tp_2$ = 2014/2015., illetve 2015/2016. nevelési évben az óvodapedagógusok átlagbér alapú támogatása,

Ts_1, Ts_2 = 2014/2015., illetve 2015/2016. nevelési évben az óvodapedagógusok nevelő munkáját közvetlenül segítők átlagbér alapú támogatása,

$S_1; S_2$ = 2014/2015., illetve 2015/2016. nevelési évben az óvodapedagógusok nevelő munkáját közvetlenül segítők *b)* alpont szerinti száma,

ÁBp = óvodapedagógus átlagbér elismert összege,

ÁBs = óvodapedagógusok nevelő munkáját közvetlenül segítők átlagbérének elismert összege.

A 2014/2015. nevelési év átlagbér alapú támogatási összege 4%-ának folyósítása január első munkanapján, 12%-ának folyósítása január végén, ezt követően havonta egyenlő részletekben, az Ávr.-ben meghatározott időpontokban történik. A 2015/2016. nevelési év átlagbér alapú

támogatásának folyósítása négy egyenlő részletben, szeptember hónaptól havonta, az Ávr.-ben meghatározott időpontokban történik.

2. Óvodaműködtetési támogatás

ELŐIRÁNYZAT: 20 293,2 millió forint
FAJLAGOS ÖSSZEG: 70 000 forint/fő/év

A támogatás a települési önkormányzatot a nem a közvetlen szakmai feladatellátásban dolgozók béréhez, az óvodai nevelést biztosító, jogszabályban foglalt eszközök és felszerelések beszerzéséhez, valamint a feladatellátásra szolgáló épület és annak infrastruktúrája folyamatos működtetéséhez szükséges kiadásokhoz kapcsolódóan illeti meg az általa fenntartott óvodában nevelt – az 1. *a)* alpontban figyelembe vett – gyermeklétszám után.

A létszám meghatározásakor minden gyermeket egy főként kell figyelembe venni.

A 2014/2015. nevelési évre jutó támogatási összeg 4%-ának folyósítása január első munkanapján, 12%-ának folyósítása január végén, ezt követően havonta egyenlő részletekben, az Ávr.-ben meghatározott időpontokban történik. A 2015/2016. nevelési évre jutó támogatásnak folyósítása négy egyenlő részletben, szeptember hónaptól havonta, az Ávr.-ben meghatározott időpontokban történik.

3. Társulás által fenntartott óvodákba bejáró gyermekek utaztatásának támogatása

ELŐIRÁNYZAT: 501,7 millió forint
FAJLAGOS ÖSSZEG: 181 000 forint/fő/év

A támogatás a Mötv. alapján létrehozott társulás által fenntartott óvodákba járó – az 1. *a)* alpontban figyelembe vett – gyermeklétszámból azon gyermekek után igényelhető, akik a lakóhelyüktől, ennek hiányában tartózkodási helyüktől eltérő településen veszik igénybe az óvodai ellátást és utaztatásuk autóbusz működtetésével, iskolabusz-szolgáltatás vagy különcélú menetrendszerinti autóbusz szolgáltatás vásárlásával biztosított. A létszám meghatározásakor minden gyermeket egy főként kell figyelembe venni. E támogatás szempontjából iskolabusz-szolgáltatás vásárlásnak minősül a menetrendtől függetlenül kizárólag e célból indított járat(ok) igénybevétele. A támogatás igénybevételének további feltétele, hogy az utaztatott gyermekek mellett kísérő utazzon.

A 2014/2015. nevelési évre jutó támogatási összeg 4%-ának folyósítása január első munkanapján, 12%-ának folyósítása január utolsó munkanapján, ezt követően havonta egyenlő részletekben, az Ávr.-ben meghatározott időpontokban történik. A 2015/2016. nevelési évre jutó támogatásnak folyósítása négy egyenlő részletben, szeptember hónaptól havonta, az Ávr.-ben meghatározott időpontokban történik.

Az elszámolásnál a 2014/2015. nevelési évben és a 2015/2016. nevelési évben utaztatott gyermekek számát kell figyelembe venni a köznevelési intézmények vezetőjének adatszolgáltatása alapján.

4. A köznevelési intézmények működtetéséhez kapcsolódó támogatás

ELŐIRÁNYZAT: 2 500,0 millió forint

A központi költségvetés hozzájárulást biztosít a települési önkormányzatok számára a nemzeti köznevelésről szóló 2011. évi CXC. törvény 74.§-76.§ alapján vállalt működtetési feladataik ellátására, a hozzájárulás megfizetésére.

5. Kiegészítő támogatás az óvodapedagógusok minősítéséből adódó többletkiadásokhoz

ELŐIRÁNYZAT: 2 360,4 millió forint

ALAPFOKOZATÚ VÉGZETTSÉGŰ ÓVODAPEDAGÓGUSOK

- PEDAGÓGUS II. KATEGÓRIÁBA SOROLT ÓVODAPEDAGÓGUSOK KIEGÉSZÍTŐ TÁMOGATÁSA: 352 000 forint/fő/11 hónap
- MESTERPEDAGÓGUS KATEGÓRIÁBA SOROLT ÓVODAPEDAGÓGUSOK KIEGÉSZÍTŐ TÁMOGATÁSA: 1 286 000 forint/fő/11 hónap

MESTERFOKOZATÚ VÉGZETTSÉGŰ ÓVODAPEDAGÓGUSOK

- PEDAGÓGUS II. KATEGÓRIÁBA SOROLT ÓVODAPEDAGÓGUSOK KIEGÉSZÍTŐ TÁMOGATÁSA: 386 000 forint/fő/11 hónap
- MESTERPEDAGÓGUS KATEGÓRIÁBA SOROLT ÓVODAPEDAGÓGUSOK KIEGÉSZÍTŐ TÁMOGATÁSA: 1 415 000 forint/fő/11 hónap

A központi költségvetés kiegészítő támogatást biztosít a Nkt. 64.§-a szerinti előmeneteli rendszer keretén belül lebonyolított minősítési eljárás során a Pedagógus II. vagy Mesterpedagógus fokozatot elért óvodapedagógusok béréhez. A támogatás az önkormányzatot az általa fenntartott intézményben 2015. január 1-jén foglalkoztatott, 2014. december 31-éig minősítést elnyert pedagógusok száma alapján illeti meg. A minősítést elnyert pedagógusok fenntartónkénti adatait a Köznevelési Információs Rendszer adatszolgáltatása alapozza meg. Ha a támogatást megalapozó adatok az önkormányzat által fenntartott intézményben ténylegesen foglalkoztatott, minősítést elnyert pedagógusok számával nem egyeznek meg, azok önkormányzat általi módosítására az Ávr. szerinti értesítőben meghatározott módon és határnapig kerülhet sor.

A támogatás folyósítása január hónaptól havonta egyenlő részletekben, az Ávr.-ben meghatározott időpontokban történik.

III. A TELEPÜLÉSI ÖNKORMÁNYZATOK SZOCIÁLIS, GYERMEKJÓLÉTI ÉS GYERMEKÉTKEZTETÉSI FELADATAINAK TÁMOGATÁSA

1. Pénzbeli szociális ellátások kiegészítése

ELŐIRÁNYZAT: 25 850,1 millió forint

A támogatás
a) a szociális igazgatásról és szociális ellátásokról szóló 1993. évi III. törvény (a továbbiakban: Szoctv.) 35. § (1) bekezdése alapján 2015. január–március hónapokban folyósított foglalkoztatást helyettesítő támogatásra kifizetett összegek 80%-ának,
b) az önkormányzat által 2015. évben fizetendő, a Szoctv. 2014. december 31-én hatályban lévő rendelkezései alapján, a Szoctv. 37.§ (1) bekezdés a)-d) pontjaiban szabályozott rendszeres szociális segély 90%-ának,
c) a 2015. március 1-jét megelőzően megállapított, a 2015. február 28-án hatályos Szoctv.
ca) 38. § (2) és (5) bekezdése alapján járó lakásfenntartási támogatásra (figyelembe véve a Szoctv. 134/C. §-ában foglaltakat is),
cb) 55/A. § alapján járó adósságcsökkentési támogatásra
kifizetett összegek 90%-ának,
d) a „Sikeres Magyarországért Panel Plusz" Hitelprogram keretében lakásszövetkezet, illetve társasház által felvett kölcsönhöz kapcsolódó támogatás nyújtásáról szóló 156/2005. (VIII. 15.) Korm. rendelet alapján kamattámogatásra jogosultak számára kifizetett összeg,
e) a gyermekek védelméről és a gyámügyi igazgatásról szóló 1997. évi XXXI. törvény (a továbbiakban: Gyvt.) 20/C. §-a szerinti óvodáztatási támogatás 100%-ának
igénylésére szolgál.

A hajléktalan személyek részére Budapest Főváros Önkormányzata által kifizetett a) és b) pont szerinti ellátások, valamint a kamattámogatásban részesülők esetében a kiegészítés a kifizetett ellátások 100%-a után igényelhető.

Az előirányzatból támogatás igényelhető az 1945 és 1963 között törvénysértő módon elítéltek, az 1956-os forradalommal és szabadságharccal összefüggésben elítéltek, valamint a korábbi nyugdíjcsökkentés megszüntetéséről, továbbá az egyes személyes szabadságot korlátozó intézkedések hatálya alatt állt személyek társadalombiztosítási és munkajogi helyzetének rendezéséről szóló 93/1990. (XI. 21.) Korm. rendelet alapján a személyes szabadság korlátozása miatti kárpótlás címén kifizetett összegek 100%-ára.

Az előirányzatból a Tokaj-hegyalján 2005. év május 4-én lehullott nagy mennyiségű csapadék miatt keletkezett károk enyhítéséről, valamint a Mátra északi térségében 2005. év április 18-a és 20-a között lehullott nagy mennyiségű csapadék miatt keletkezett károk enyhítéséről szóló 88/2005. (V. 5.) Korm. rendelet módosításáról szóló 93/2005. (V. 21.) Korm. rendelet alapján, a Tokaj-hegyalján 2005. év május 4-én, valamint a Mátra északi térségében 2005. év április 18-a és 20-a között lehullott nagy mennyiségű csapadék miatt keletkezett károk enyhítéséről szóló 1050/2005. (V. 21.) Korm. határozatban megjelölt települések a rendkívüli időjárás miatti lakossági károk enyhítésére felvett – és a magánszemélyek számára kamatmentes visszatérítendő támogatásként nyújtott – hitel kamatterhének 100%-át visszaigényelhetik.

2. A települési önkormányzatok szociális feladatainak egyéb támogatása

ELŐIRÁNYZAT: 30 124,3 millió forint

A támogatás a 32 000 forint egy lakosra jutó adóerő-képesség alatti települési önkormányzatok egyes szociális jellegű feladataihoz járul hozzá.

A támogatás
- 60%-a az önkormányzatok által a III.1. *a)* és *b)* alpontokban szereplő ellátásokhoz 2014. február, június és szeptember hónapokban biztosított önrész,
- 40%-a a települések lakosságszáma
elismert százalékos arányában illeti meg a települési önkormányzatokat.

A települési önkormányzatok egy lakosra jutó adóerő-képessége alapján elismert százalékos arányok:

No.	Kategóriák a települési önkormányzat egy lakosra jutó adóerő-képessége szerint (forint)		Elismert százalék
	alsó határ	felső határ	
1.	0	18 000	100
2.	18 001	24 000	50
3.	24 001	32 000	25

Az adóerő-képesség figyelembevételére vonatkozó szabályokat a Kiegészítő szabályok 1.*c)* alpontja tartalmazza.

3. Egyes szociális és gyermekjóléti feladatok támogatása

ELŐIRÁNYZAT: 49 733,3 millió forint

a) Szociális és gyermekjóléti alapszolgáltatások általános feladatai

A támogatás a települési önkormányzatoknak a Szoctv.-ben, valamint a Gyvt.-ben meghatározott szociális és gyermekjóléti alapellátási kötelezettségei körébe tartozó szolgáltatások és intézményeik működési kiadásaihoz kapcsolódik.
Ezek a feladatok különösen:
- a Szoctv. 64. §-ában meghatározott családsegítés,
- a Gyvt. 39. §-ában meghatározott gyermekjóléti szolgáltatás, a 40. §-ában meghatározott gyermekjóléti szolgálat, a 44. §-ában meghatározott házi gyermekfelügyelet, valamint a 44/A. §-ában nevesített alternatív napközbeni ellátás.

aa) A támogatásra az a családsegítést és/vagy gyermekjóléti szolgáltatást működtető települési önkormányzat jogosult, amelynek lakosságszáma nem haladja meg a 70 000 főt. A támogatás (T) a települési önkormányzatot lakosságszáma (L) alapján illeti meg a következő képlet szerint:
T = (L/5 000) x 3 950 000 forint

ab) A támogatásra a családsegítést és/vagy gyermekjóléti szolgáltatást működtető, 70 001 – 110 000 fő lakosságszámú települési önkormányzat jogosult. A támogatás (T) a települési önkormányzatot lakosságszáma (L) alapján illeti meg a következő képlet szerint:
T = (L/7 000) x 3 950 000 forint

ac) A támogatásra a családsegítést és/vagy gyermekjóléti szolgáltatást működtető, 110 000 főnél nagyobb lakosságszámú települési önkormányzat jogosult. A támogatás (T)

a települési önkormányzatot lakosságszáma (L) alapján illeti meg a következő képlet szerint:
T = (L/8000) x 3 950 000 forint

ad) FAJLAGOS ÖSSZEG: 300 forint/fő
A támogatás az *aa)-ac)* alpontok szerinti támogatások kiegészítéseként igényelhető a családsegítés, gyermekjóléti szolgáltatás – a Kiegészítő szabályok 5.*f)* alpontnak megfelelő – társult formában történő ellátása esetén, szolgáltatásonként a következők szerint:
- családsegítésnél a feladat ellátásában részt vevő települések lakosságszáma alapján,
- a fajlagos összeg négyszerese igényelhető a gyermekjóléti ellátás feladat ellátásában részt vevő települések 0-17 éves korcsoportba tartozó lakosainak száma alapján.

Ha az önkormányzat az *aa)-ac)* alpontok szerinti támogatások esetén csak az egyik szolgáltatást működteti, akkor e szolgáltatáshoz kapcsolódóan az adott jogcímen a támogatás 50%-a igényelhető.

b) Gyermekjóléti központ

FAJLAGOS ÖSSZEG: 2 099 400 forint/központ

A támogatás a Gyvt. 40. § (1)-(3) bekezdésében meghatározott gyermekjóléti szolgáltatásokat biztosító gyermekjóléti központok működési kiadásaihoz kapcsolódik.
A támogatás a gyermekjóléti központot működtető legalább 40 000 fő lakosságszámú települési önkormányzatot és megyei jogú város önkormányzatát a fenntartott központok száma szerint illeti meg.

c) Szociális étkeztetés

FAJLAGOS ÖSSZEG: 55 360 forint/fő

A támogatás a települési önkormányzatoknak a Szoctv. 62. §-a alapján és a külön jogszabályban foglalt szakmai szabályoknak megfelelően nyújtott szociális étkeztetés feladataihoz kapcsolódik.
A támogatás a települési önkormányzatot a szociális étkeztetésben ellátottak száma szerint illeti meg. Ezen a jogcímen igényelhető támogatás a népkonyhai étkeztetésben részesülők után is.
A támogatás nem vehető igénybe a III.5. pont szerinti jogcímeken gyermekétkeztetésben részesülők után.
Az ellátottak számának meghatározása: tervezéskor az ellátottak éves becsült száma, elszámoláskor az étkeztetésben részesülők étkeztetésre vonatkozó igénybevételi naplója alapján naponta összesített ellátottak száma osztva 251-gyel. Egy ellátott naponta csak egyszer vehető figyelembe.
Amennyiben a szociális étkeztetés feladatának ellátásáról – a Kiegészítő szabályok 5.*f)* alpontnak megfelelő – társulás gondoskodik, úgy az ellátottak után a fajlagos összeg 110%-a igényelhető.

d) Házi segítségnyújtás

FAJLAGOS ÖSSZEG: 145 000 forint/fő

A támogatásra az a települési önkormányzat jogosult, amely a házi segítségnyújtást a Szoctv. 63. §-a alapján és a külön jogszabályban foglalt szakmai szabályoknak megfelelően működteti.
A támogatás a települési önkormányzatot a házi segítségnyújtás keretében ellátott személyek száma szerint illeti meg. A támogatás legfeljebb egymást követő 60 napig igényelhető arra az ellátotti létszámra is, amely a külön jogszabályban foglalt szociális gondozói létszámra meghatározott maximális ellátotti számot meghaladja.
Az ellátottak számának meghatározása: tervezéskor az ellátottak éves becsült száma, elszámoláskor a házi segítségnyújtásban részesülők gondozási naplója alapján naponta összesített ellátottak száma osztva 251-gyel. Egy ellátott naponta csak egyszer vehető figyelembe.
Amennyiben a házi segítségnyújtás feladatának ellátásáról – a Kiegészítő szabályok 5.*f)* alpontnak megfelelő – társulás gondoskodik, úgy az ellátottak után a fajlagos összeg 130%-a igényelhető.

e) Falugondnoki vagy tanyagondnoki szolgáltatás

FAJLAGOS ÖSSZEG: 2 500 000 forint/szolgálat

A támogatásra az a települési önkormányzat jogosult, amely a falugondnoki vagy a tanyagondnoki szolgáltatást a Szoctv. 60. §-a és a külön jogszabályban foglalt szakmai szabályoknak megfelelően tartja fenn.
A támogatás a települési önkormányzatot az ellátást biztosító szolgálat száma alapján illeti meg.

f) Időskorúak nappali intézményi ellátása

FAJLAGOS ÖSSZEG: 109 000 forint/fő

A támogatást azok a települési önkormányzatok vehetik igénybe, amelyek a Szoctv. 65/F. §-a alapján és külön jogszabályban foglalt szakmai szabályoknak megfelelően időskorúak nappali ellátását biztosító intézményt tartanak fenn. A támogatás az önkormányzatokat az ellátottak száma szerint illeti meg.
Azon ellátott után, akire vonatkozóan a külön jogszabályban meghatározott intézményen belüli foglalkoztatási támogatást, vagy a megváltozott munkaképességű munkavállalókat foglalkoztató munkáltatók akkreditációjáról, valamint a megváltozott munkaképességű munkavállalók foglalkoztatásához nyújtható költségvetési támogatásokról szóló 327/2012. (XI. 16.) Korm. rendelet (a továbbiakban: 327/2012. (XI. 16.) Korm. rendelet) alapján az akkreditált foglalkoztatónak támogatást folyósítanak, a fenntartó az adott napra csak a támogatás 40%-át igényelheti.
Az ellátottak számának meghatározása: tervezéskor az ellátottak éves becsült száma, elszámolásnál a nappali ellátásban részesülők látogatási és eseménynaplója alapján naponta összesített ellátottak száma – a heti 6, illetve heti 7 napon nyújtott szolgáltatásoknál a 6, illetve 7 nap alapul vételével – osztva 251-gyel. Nem vehetők figyelembe a kizárólag étkeztetésben részesülők.
Amennyiben az időskorúak nappali intézményi ellátásáról – a Kiegészítő szabályok 5.*f)* alpontnak megfelelő – társulás gondoskodik, úgy az ellátottak után a fajlagos összeg 150%-a igényelhető.

g) Fogyatékos és demens személyek nappali intézményi ellátása

FAJLAGOS ÖSSZEG: 500 000 forint/fő

A támogatást azok a települési önkormányzatok vehetik igénybe, amelyek a Szoctv.-ben szabályozott módon és külön jogszabályban meghatározott szakmai szabályok szerint fogyatékosok nappali ellátását, illetve demens ellátást biztosító intézményt tartanak fenn. A demens személyek nappali intézményében a támogatás igénybevételének feltétele, hogy az ellátásban részesülő személy rendelkezzen az Nemzeti Rehabilitációs és Szociális Hivatal, vagy a Pszichiátriai/Neurológiai Szakkollégium által befogadott demencia centrum, vagy pszichiáter, neurológus, geriáter szakorvos demencia kórképet megállapító szakvéleményével.

A támogatás az önkormányzatokat az ellátottak száma szerint illeti meg. Azon ellátott után, akikre vonatkozóan a külön jogszabályban meghatározott intézményen belüli foglalkoztatási támogatást, vagy a 327/2012. (XI. 16.) Korm. rendelet alapján az akkreditált foglalkoztatónak támogatást folyósítanak, a fenntartó az adott napra csak e támogatás 40%-át igényelheti.

Az ellátottak számának meghatározása: tervezéskor az ellátottak éves becsült száma, elszámolásnál a nappali ellátásban részesülők látogatási és eseménynaplója alapján naponta összesített ellátottak száma – a heti 6, illetve heti 7 napos nyitvatartással működő intézmények esetén a 6, illetve 7 nap alapul vételével – osztva 251-gyel. Nem vehetők figyelembe a kizárólag étkezésben részesülők.

Amennyiben a fogyatékos és demens személyek nappali intézményi ellátásáról – a Kiegészítő szabályok 5.*f)* alpontnak megfelelő – társulás gondoskodik, úgy az ellátottak után a fajlagos összeg 110%-a igényelhető.

h) Pszichiátriai és szenvedélybetegek nappali intézményi ellátása

FAJLAGOS ÖSSZEG: 310 000 forint/fő

A támogatást azok a települési önkormányzatok vehetik igénybe, amelyek a Szoctv. 65/F. §-a alapján és külön jogszabályban foglalt szakmai szabályoknak megfelelően pszichiátriai és szenvedélybetegek számára nappali ellátást biztosító intézményt tartanak fenn.

A támogatás az önkormányzatokat az ellátottak száma szerint illeti meg. Azon ellátott után, akikre vonatkozóan a külön jogszabályban meghatározott intézményen belüli foglalkoztatási támogatást, vagy a 327/2012. (XI. 16.) Korm. rendelet alapján az akkreditált foglalkoztatónak támogatást folyósítanak, a fenntartó az adott napra csak e támogatás 40%-át igényelheti.

Az ellátottak számának meghatározása: tervezéskor az ellátottak éves becsült száma, elszámolásnál az ellátásban részesülők látogatási és eseménynaplója alapján naponta összesített, a Szoctv. szerint az intézménnyel megállapodást kötött ellátottak száma – a heti 6, illetve heti 7 napos nyitvatartással működő intézmények esetén a 6, illetve 7 nap alapul vételével – osztva 251-gyel. Nem vehetők figyelembe a kizárólag étkezésben részesülők és a 30 napnál folyamatosan hosszabb ideig távolmaradók.

Amennyiben a pszichiátriai és szenvedélybetegek nappali intézményi ellátásáról – a Kiegészítő szabályok 5.*f)* alpontnak megfelelő – társulás gondoskodik, úgy az ellátottak után a fajlagos összeg 120%-a igényelhető.

i) Hajléktalanok nappali intézményi ellátása

FAJLAGOS ÖSSZEG: 206 100 forint/számított férőhely

A támogatást azok a települési önkormányzatok vehetik igénybe, amelyek a Szoctv. 65/F. §-a alapján és külön jogszabályban foglalt szakmai szabályoknak megfelelően hajléktalanok számára nappali ellátást biztosító intézményt tartanak fenn.

A támogatás a számított férőhelyek után igényelhető.

A számított férőhelyek számának meghatározása:

Fh = L/251

Ahol:

Fh = a számított férőhelyszám, egész számra kerekítve,

L = az eseménynapló alapján összesített éves létszám, a heti 6, illetve heti 7 napos nyitvatartással működő intézmények esetén a 6, illetve 7 nap alapul vételével. Elszámolásnál a napi átlagos ellátotti létszám nem haladhatja meg a szolgáltatói nyilvántartásba bejegyzett férőhelyek 120%-át.

Amennyiben a hajléktalanok nappali intézményi ellátásáról – a Kiegészítő szabályok 5.*f)* alpontnak megfelelő – társulás gondoskodik, úgy az ellátottak után a fajlagos összeg 120%-a igényelhető.

j) Gyermekek napközbeni ellátása
ja) Bölcsődei ellátás

FAJLAGOS ÖSSZEG: 494 100 forint/fő

A támogatás a Gyvt. alapján szervezett, a települési önkormányzat által fenntartott (napos, hetes) bölcsődébe, valamint a Nkt. szerint létrehozott óvoda-bölcsőde többcélú intézmény esetében a bölcsőde intézményegységbe beíratott és ellátott gyermekek után vehető igénybe. Ha az önkormányzat egy szervezeti egység keretében napos és hetes bölcsődét is üzemeltet, akkor az ellátásban részesülő gyermeket csak egy intézménytípusnál lehet számításba venni.

A bölcsődében ellátott:
- fogyatékos gyermek után a fajlagos összeg 150%-a,
- hátrányos helyzetű gyermek után a fajlagos összeg 105%-a,
- halmozottan hátrányos helyzetű gyermek után a fajlagos összeg 110%-a

igényelhető.

Az ellátottak számának meghatározása:
- tervezéskor a beíratott gyermekek naponként figyelembe vett éves becsült létszáma osztva 235-tel,
- elszámoláskor a beíratott gyermekek naponként figyelembe vett éves tényleges létszáma osztva 235-tel.

A beíratott és a támogatás szempontjából figyelembe vett gyermekek létszáma egyetlen alkalommal és összesen sem haladhatja meg a szolgáltatói nyilvántartásban szereplő

férőhelyszámot. Az adott hónapban valamennyi nyitvatartási napon figyelembe vehető az a gyermek, aki 10 napnál többet a hónapban nem hiányzott. Nem vehető figyelembe ugyanakkor az adott hónap egyetlen nyitvatartási napján sem az a gyermek, aki a hónapban 10 napnál többet hiányzott.

jb) Családi napközi ellátás és -gyermekfelügyelet

FAJLAGOS ÖSSZEG: 268 200 forint/fő

A támogatás a Gyvt. 43. §-a alapján szervezett, a települési önkormányzat által fenntartott családi napköziben beíratott és ellátott – legfeljebb 14 éves – gyermekek után vehető igénybe. Ez a támogatás igényelhető a Gyvt. 43/A. §-a alapján szervezett, a települési önkormányzat által fenntartott családi gyermekfelügyelet keretében ellátott, a Gyvt.-ben meghatározott életkorú gyermekek után is.

Általános iskolába járó gyermek után a támogatás csak az iskola nyitvatartási idején kívül szervezett ellátás vonatkozásában igényelhető, kivéve a Nkt. 27. § (7) bekezdése szerinti magántanulókat, akik után a fenntartó iskolaidőben is jogosult a támogatásra. 2015. szeptember 1-jétől a Nkt. 8. § (2) bekezdése és a Nkt. 8.§ (5) bekezdése szerinti esetek kivételével az óvodáskorú gyermek után a támogatás csak az óvoda nyitvatartási idején kívül szervezett ellátás vonatkozásában igényelhető.

A támogatás 50%-át veheti igénybe a fenntartó:
- ha a napi nyitvatartási idő összességében nem éri el a heti 20 órát, továbbá
- azon óvodáskorú és általános iskolás korú gyermekek után, akik esetében az ellátás ideje összességében nem éri el a heti 20 órát.

Az ellátottak számának meghatározása: tervezéskor az ellátottak éves becsült számának figyelembevételével meghatározott gondozási napok száma osztva 240-nel, elszámolásnál a havi jelentőlapok szerinti, naponta ténylegesen ellátásban részesülő gyermekek száma alapján összesített éves gondozási napok száma osztva 240-nel.
Amennyiben a családi napközi ellátás és gyermekfelügyeletről – a Kiegészítő szabályok 5.*f)* alpontnak megfelelő – társulás gondoskodik, úgy az ellátottak után a fajlagos összeg 130%-a igényelhető.

k) Hajléktalanok átmeneti intézményei

FAJLAGOS ÖSSZEG: 468 350 forint/férőhely

A támogatást azok a települési önkormányzatok vehetik igénybe, amelyek a Szoctv.-ben szabályozott módon átmeneti szállást és éjjeli menedékhelyet tartanak fenn hajléktalanok részére. A támogatás a települési önkormányzatot a hajléktalanok átmeneti szállásán a ténylegesen betöltött, éjjeli menedékhelyén a működő férőhelyek száma, továbbá a hajléktalanok kórházi ellátás előtti és utáni gondozását szolgáló olyan férőhelyek alapján illeti meg, amelyeket az OEP is finanszíroz.
A támogatásból forrás biztosítható a hajléktalanokat ellátó átmeneti intézményből kikerülő hajléktalan személy egyéb lakhatása megoldásának segítéséhez.

A férőhelyek számának meghatározása: tervezéskor a gondozási napokon rendelkezésre álló férőhelyek éves becsült összege osztva 365-tel, elszámolásnál az átmeneti szállás esetében a gondozási napokon ténylegesen betöltött férőhelyek, éjjeli menedékhely esetében a rendelkezésre álló férőhelyek éves összege osztva 365-tel.

Amennyiben a hajléktalanok átmeneti intézményi ellátásáról – a Kiegészítő szabályok 5.*f)* alpontnak megfelelő – társulás gondoskodik, úgy az ellátottak után a fajlagos összeg 110%-a igényelhető.

4. A települési önkormányzatok által biztosított egyes szociális szakosított ellátások, valamint a gyermekek átmeneti gondozásával kapcsolatos feladatok támogatása

ELŐIRÁNYZAT: 22 325,8 millió forint

A települési önkormányzatokat kötött felhasználású támogatás illeti meg az általuk fenntartott, a Szoctv. és Gyvt. szabályainak megfelelően működtetett

- időskorúak átmeneti és tartós bentlakásos ellátását,
- a hajléktalan személyek tartós bentlakásos ellátását, illetve
- a gyermekek és családok átmeneti gondozását

biztosító intézmények egyes kiadásaihoz.

a) A finanszírozás szempontjából elismert szakmai dolgozók bértámogatása

SZAKMAI DOLGOZÓK ÁTLAGBÉRÉNEK ÉS KÖZTERHEINEK ELISMERT ÖSSZEGE: 2 606 040 forint/számított létszám/év

A központi költségvetés a Kjt., valamint a Kjt. szociális ágazatban történő végrehajtását szabályozó kormányrendelet, továbbá egyéb, a kereseteket meghatározó jogszabályok alapján elismert átlagbér-alapú támogatást biztosít az időskorúak átmeneti és tartós, a hajléktalan személyek tartós bentlakást nyújtó szociális intézményeit fenntartó, valamint a gyermekek és családok átmeneti gondozását biztosító települési önkormányzatok részére, az általuk foglalkoztatott szakmai munkatársak béréhez, valamint az ehhez kapcsolódó, 27% mértékkel számított szociális hozzájárulási adó kifizetéséhez.

A támogatás a települési önkormányzatot a Kiegészítő szabályok 5.*l)* pontja szerint számított segítői létszám után illeti meg.

Az átlagbér alapú támogatás azon települési önkormányzatokat is megilleti, amelyek a gyermekek átmeneti gondozásának biztosítására a Gyvt-ben szabályozott módon helyettes szülői jogviszonyt létrehozó írásbeli megállapodást kötöttek, és a helyettes szülői tevékenység folytatására a szolgáltatói nyilvántartásba történő bejegyzés alapján jogosultak, illetve a külön jogszabályban meghatározottak szerinti önálló helyettes szülői ellátást biztosítanak írásbeli megállapodás alapján. A támogatás ebben az esetben a helyettes szülői ellátással kapcsolatos költségekre fordítható.

aa) Az ellátottak számának meghatározása

A települési önkormányzatok a Kiegészítő szabályok 2.*a)* alpontja szerinti igénylés keretében adatot szolgáltatnak az ellátottak létszámáról, amely éves szinten nem lehet több a szolgáltatói

nyilvántartásban szereplő létszám 100%-nál. Az ellátottak között 1,2-szeres szorzóval kell figyelembe venni azokat a személyeket, akik rendelkeznek a Nemzeti Rehabilitációs és Szociális Hivatal, vagy a Pszichiátriai/Neurológiai Szakkollégium által befogadott demencia centrum, vagy pszichiáter, neurológus, geriáter szakorvos demencia kórkép súlyos fokozatát megállapító szakvéleményével. Az ellátottak számának meghatározása:

- tervezéskor az intézményben ellátottak éves becsült gondozási napjainak száma osztva 365-tel,
- elszámolásnál az ellátottak gondozási napokra vonatkozó nyilvántartása szerint összesített éves gondozási napok száma osztva 365-tel.

ab) A számított segítői munkatárs létszám meghatározása

Gsz = L/4

ahol:

Gsz = adott évre számított, elismert segítő munkatársak együttes létszáma, egész számra felfelé, illetve helyettes szülői ellátás esetén két tizedesre kerekítve,

L = adott évre elismert *aa)* alpont szerinti összes ellátotti létszám.

ac) A szakmai dolgozók bértámogatásának meghatározása:

Tsz = Gsz * ÁBsz

ahol:

Tsz = a finanszírozás szempontjából elismert szakmai dolgozók átlagbér alapú támogatása,

ÁBsz = a finanszírozás szempontjából elismert szakmai dolgozók átlagbérének elismert összege.

b) Intézmény-üzemeltetési támogatás

A központi költségvetés támogatást biztosít a települési önkormányzatoknak az általuk fenntartott időskorúak átmeneti és tartós, a hajléktalan személyek tartós bentlakását, valamint a gyermekek és családok átmeneti gondozását biztosító intézményeiben – ide nem értve a helyettes szülői ellátást – az intézményvezető és a nem a közvetlen szakmai feladatellátásban dolgozók béréhez, az ehhez kapcsolódó, 27% mértékkel számított szociális hozzájárulási adóhoz, a szakmai dologi kiadásokhoz, valamint a feladatellátásra szolgáló épület és annak infrastruktúrája folyamatos működtetéséhez szükséges kiadásokhoz, az intézményi térítési bevételek figyelembe vételével.

A támogatás összege (a továbbiakban: T) – a Kincstár által ellenőrzött helyi önkormányzati adatszolgáltatás alapján – legfeljebb az alábbiak szerint meghatározott mérték lehet:

T <= Ösz + (Iv * ÁBsz) – Szt

ahol:

Ösz = éves összes várható intézmény-üzemeltetési kiadás,

Iv = a finanszírozás szempontjából elismert intézményvezető száma a Kiegészítő szabályok 5. *l)* pontja szerint,

Szt = személyi térítési díjakból származó bevétel várható éves összege.

Az intézmény-üzemeltetési támogatás megállapításához szükséges adatszolgáltatás rendjét a Kiegészítő szabályok 2.*a)* alpontja, tartalmát az államháztartásért felelős miniszter által kiadott útmutató rögzíti, amelyet az elszámolás során is figyelembe kell venni.

Az intézmény-üzemeltetési támogatás önkormányzatonkénti meghatározásáról és annak összegéről – az önkormányzati adatszolgáltatás alapján – a szociális ügyekért felelős miniszter,

az államháztartásért felelős miniszter és a helyi önkormányzatokért felelős miniszter (a továbbiakban: miniszterek) 2015. január 5-éig döntenek. A Kiegészítő szabályok 2.*b)* alpontja szerinti májusi adatszolgáltatás alapján a miniszterek döntésüket módosíthatják.

5. Gyermekétkeztetés támogatása

ELŐIRÁNYZAT: 58 000,0 millió forint

A települési önkormányzatokat kötött felhasználású támogatás illeti meg az általuk a bölcsődében, a fogyatékos személyek nappali intézményében elhelyezett gyermekek számára biztosított, továbbá az óvodai, iskolai, kollégiumi és externátusi gyermekétkeztetés egyes kiadásaihoz.

a) A finanszírozás szempontjából elismert dolgozók bértámogatása

DOLGOZÓK ÁTLAGBÉRÉNEK ÉS
KÖZTERHEINEK ELISMERT ÖSSZEGE: 1 632 000 forint/számított létszám/év

A központi költségvetés a Kjt., a Nkt., a Kjt. végrehajtását a köznevelési intézményekben és a szociális ágazatban történő végrehajtását szabályozó kormányrendelet, továbbá egyéb, a kereseteket meghatározó jogszabályok alapján elismert átlagbér-alapú támogatást biztosít a gyermekétkeztetést biztosító települési önkormányzatok részére, az önkormányzat által foglalkoztatottak béréhez és az ehhez kapcsolódó, 27% mértékkel számított szociális hozzájárulási adóhoz.

A számított dolgozói létszám alapján megállapított bértámogatás megilleti azon önkormányzatokat is, melyek a feladatot vásárolt szolgáltatás útján látják el, ekkor e támogatás a szerződés szerinti szolgáltatási díj ellentételezését szolgálja.

aa) Az ellátottak számának meghatározása

A települési önkormányzat az általa étkeztetett, bölcsődében, óvodában, nappali rendszerű köznevelésben, továbbá a kollégiumi ellátásban részesülő gyermekek, tanulók, fogyatékos személyek nappali intézményében elhelyezett gyermekek esetén az ellátottak számának meghatározása a Kiegészítő szabályok 5.*n)* pontja figyelembe vételével történik. Ugyanazon gyermek, tanuló csak egy feladat ellátási helyen megvalósított étkeztetésnél vehető figyelembe.

ab) A számított dolgozói létszám meghatározása

A számított dolgozói létszám a – kollégiumi, externátusi étkeztetettek számán kívüli – ellátottak számától függően az alábbi ellátotti kategóriák szerint a következő

ha L értéke 1-100 közötti:
$Dsz = (L/25+L_k/25)*F$

ha L értéke 101-500 közötti:

$Dsz = (100/25+(L-100)/60+L_k/25)*F$

ha L értéke 501-1 000 közötti:
$Dsz = (100/25+(500-100)/60+(L-500)/70+L_k/25)*F$

ha L értéke 1 001-1 500 közötti:
$Dsz = (100/25+(500-100)/60+(1\,000-500)/70+(L-1\,000)/75+L_k/25)*F$

ha L értéke 1 500 feletti:
$Dsz = (100/25+(500-100)/60+(1\,000-500)/70+(1\,500-1\,000)/75+(L-1\,500)/80+L_k/25)*F$

ahol:
Dsz = adott évre számított dolgozók létszáma, két tizedesre kerekítve,
L = adott évre elismert – kollégiumi, externátusi étkeztetettek kivételével – *aa)* alpont szerinti összes ellátotti létszám,
L_k = az adott évre elismert kollégiumi, externátusi létszám,
F = a gyermekétkeztetési feladatellátási helyek számától függő tényező, melynek értéke

1 feladatellátási hely esetén:	1,0
2-3 feladatellátási hely esetén:	1,1
4-6 feladatellátási hely esetén:	1,2
6 feladatellátási hely felett:	1,3

ac) A dolgozók bértámogatásának meghatározása:
Tsz = Dsz * ÁBd
ahol:
Tsz = a finanszírozás szempontjából elismert szakmai dolgozók átlagbér alapú támogatása,
ÁBd = a finanszírozás szempontjából elismert dolgozók átlagbérének elismert összege.

b) Gyermekétkeztetés üzemeltetési támogatása
A központi költségvetés támogatást biztosít a települési önkormányzatoknak az általuk biztosított gyermekétkeztetési feladattal összefüggésben felmerülő nyersanyag- és dologi kiadásokhoz a személyi térítési díjból származó elvárt bevételek figyelembevételével.
A támogatás összege (a továbbiakban: T) – a Kincstár által ellenőrzött helyi önkormányzati adatszolgáltatás alapján – legfeljebb az alábbiak szerint meghatározott mérték lehet:
$T <= Kgy - Szt$
ahol:
Kgy = a gyermekétkeztetés várható éves nyersanyag- és dologi kiadása (vásárolt szolgáltatás esetében a vásárolt szolgáltatás útján ellátottakra számított *ac)* alpont szerinti támogatással csökkentett éves nyersanyag- és dologi kiadás összege),
Szt = személyi térítési díjakból származó bevétel elvárt éves összege.

A gyermekétkeztetés üzemeltetési támogatásának összege nem haladhatja meg az önkormányzat által jelzett nettó kiadások bértámogatással csökkentett összegét.
A gyermekétkeztetés üzemeltetési támogatásának megállapításához szükséges adatszolgáltatás rendjét a Kiegészítő szabályok 2.*a)* alpontja, tartalmát az államháztartásért felelős miniszter által kiadott útmutató rögzíti, amelyet az elszámolás során is figyelembe kell venni.

A gyermekétkeztetés üzemeltetési támogatásának önkormányzatonkénti meghatározásáról és annak összegéről – az önkormányzati adatszolgáltatás alapján, a települések típusát és az egy lakosra jutó adóerő-képességét is figyelembe véve – a miniszterek 2015. január 5-éig döntenek. A Kiegészítő szabályok 2.*b)* alpontja szerinti májusi adatszolgáltatás alapján a miniszterek döntésüket módosíthatják.

6. Szociális ágazati pótlék

Előirányzat: 6 060,9 millió forint

A központi költségvetés támogatást biztosít a közalkalmazottak jogállásáról szóló 1992. évi XXXIII. törvénynek a szociális, valamint a gyermekjóléti és gyermekvédelmi ágazatban történő végrehajtásáról szóló 257/2000. (XII. 26.) Korm. rendelet (a továbbiakban: Kjtvhr.) 15/A. §-a szerinti, 2015. január-december hónapokban kifizetendő ágazati pótlékhoz és annak közterheihez.

A települési önkormányzat a támogatásra akkor jogosult, ha a Kjtvhr. 15/A. §-a szerinti ágazati pótlék teljes összege tényleges bérnövekedésként jelenik meg a foglalkoztatott számára. Nem nyújtható támogatás az ágazati pótléknak a Kjtvhr. 5. számú mellékletében meghatározott összegén felül nyújtott összege és annak közterhei kifizetéséhez.

A helyi önkormányzat a támogatást – éven belüli elszámolási kötelezettséggel – negyedévente igényli. Az igényléshez kapcsolódó adatszolgáltatás formáját, tartalmát és rendjét az államháztartásért felelős miniszter által – a szociális ügyekért felelős miniszter és a helyi önkormányzatokért felelős miniszter véleményének kikérésével – kiadott útmutató rögzíti.

A 34/2014. (II. 18.) Korm. rendelet alapján benyújtott, 2014. IV. negyedévi elszámolás adatai alapján a helyi önkormányzatot előleg illeti meg a 2015. I. negyedévében fizetendő – 2014. december, valamint 2015. január-február hónapokra járó – ágazati pótlék kifizetéséhez, melynek folyósítása 2015. év első munkanapján történik. Az előleg elszámolása, illetve a további negyedévekre járó támogatás igénylése, folyósítása és elszámolása a Kincstár útján az alábbiak szerint történik:

No.	Megnevezés	A támogatási kérelem és elszámolás határideje	A támogatás folyósításának időpontja
1.	a II. negyedévi kifizetésekre vonatkozó igénylés és az előleg elszámolása	2015. március 13.	2015. április 3.
2.	a III. negyedévi kifizetésekre vonatkozó igénylés és a II. negyedév elszámolása	2015. június 12.	2015. július 3.
3.	a IV. negyedévi kifizetésekre vonatkozó igénylés és a III. negyedév elszámolása	2015. szeptember 11.	2015. október 2.
4.	a IV. negyedév elszámolása	2015. december 8.	amennyiben a IV. negyedévi tényleges kifizetések a 3. pont szerint igényelt támogatást meghaladják, a különbözet tekintetében 2015. december 18.

A támogatási kérelem benyújtására vonatkozó határidő elmulasztása jogvesztő.

IV. A TELEPÜLÉSI ÖNKORMÁNYZATOK KULTURÁLIS FELADATAINAK TÁMOGATÁSA

1. Könyvtári, közművelődési és múzeumi feladatok támogatása

ELŐIRÁNYZAT: 19 426,7 millió forint

Az előirányzat a települési önkormányzatokat a muzeális intézmények fenntartásához, a nyilvános könyvtári ellátás és közművelődési feladatok ellátásához illeti meg.

a) Megyei hatókörű városi múzeumok feladatainak támogatása

ELŐIRÁNYZAT: 2 595,0 millió forint

A támogatás a megyeszékhely megyei jogú városok önkormányzatát, Szentendre Város Önkormányzatát és Tata Város Önkormányzatát a megyei hatókörű városi múzeumok fenntartásához az alábbiak szerint illeti meg.

millió forint

Fenntartó önkormányzat	Megyei hatókörű városi múzeum	Támogatás
Békéscsaba	Munkácsy Mihály Múzeum	98,1
Debrecen	Déri Múzeum	150,2
Eger	Dobó István Vármúzeum	174,5
Győr	Rómer Flóris Művészeti és Történeti Múzeum	89,8
Kaposvár	Rippl-Rónai Megyei Hatókörű Városi Múzeum	121,2
Kecskemét	Kecskeméti Katona József Múzeum	105,5
Miskolc	Herman Ottó Múzeum	193,2
Nyíregyháza	Jósa András Múzeum	131,2
Pécs	Janus Pannonius Múzeum	185,9
Salgótarján	Dornyay Béla Múzeum	99,0
Szeged	Móra Ferenc Múzeum	138,5
Székesfehérvár	Szent István Király Múzeum	221,2
Szekszárd	Wosinsky Mór Megyei Múzeum	129,6
Szentendre	Ferenczy Múzeum	189,3
Szolnok	Damjanich János Múzeum	115,9
Szombathely	Savaria Megyei Hatókörű Városi Múzeum	139,8
Tata	Kuny Domokos Múzeum	97,2
Veszprém	Laczkó Dezső Múzeum	112,7
Zalaegerszeg	Göcseji Múzeum	102,2
Összesen:		2 595,0

b) Megyei könyvtárak feladatainak támogatása

ELŐIRÁNYZAT: 2 851,5 millió forint

A támogatás a megyeszékhely megyei jogú városok önkormányzatát és Szentendre Város Önkormányzatát illeti meg a megyei könyvtárak fenntartásához az alábbiak szerint. (A megyei könyvtár biztosítja egyben a megyeszékhely megyei jogú város települési nyilvános könyvtári ellátását is.)

millió forint

Fenntartó önkormányzat	Megyei könyvtár	Támogatás
Békéscsaba	Békés Megyei Könyvtár	116,1
Debrecen	Méliusz Juhász Péter Könyvtár	233,8
Eger	Bródy Sándor Megyei és Városi Könyvtár	132,3
Győr	Dr. Kovács Pál Megyei Könyvtár és Közösségi Tér	162,0
Kaposvár	Takáts Gyula Megyei és Városi Könyvtár	100,8
Kecskemét	Bács-Kiskun Megyei Katona József Könyvtár	245,9
Miskolc	II. Rákóczi Ferenc Megyei és Városi Könyvtár	191,2
Nyíregyháza	Móricz Zsigmond Megyei és Városi Könyvtár	195,8
Pécs	Csorba Győző Könyvtár	209,6
Salgótarján	Balassi Bálint Megyei Könyvtár	94,1
Szeged	Somogyi Károly Városi és Megyei Könyvtár	203,5
Székesfehérvár	Vörösmarty Mihály Megyei Könyvtár	134,3
Szekszárd	Tolna Megyei Illyés Gyula Megyei Könyvtár	109,2
Szentendre	Pest Megyei Könyvtár	105,3
Szolnok	Verseghy Ferenc Könyvtár és Közművelődési Intézmény	129,1
Szombathely	Berzsenyi Dániel Megyei és Városi Könyvtár	119,4
Tatabánya	Tatabánya Megyei Jogú Város József Attila Megyei és Városi Könyvtár	125,5
Veszprém	Eötvös Károly Megyei Könyvtár	131,0
Zalaegerszeg	Deák Ferenc Megyei és Városi Könyvtár	112,6
Összesen:		2 851,5

c) Megyeszékhely megyei jogú városok és Szentendre Város Önkormányzata közművelődési feladatainak támogatása

ELŐIRÁNYZAT: 705,7 millió forint
FAJLAGOS ÖSSZEG: 400 forint/fő

A támogatás a megyeszékhely megyei jogú városok és Szentendre Város Önkormányzatát lakosságszám alapján illeti meg a Mötv., valamint a muzeális intézményekről, a nyilvános könyvtári ellátásról és a közművelődésről szóló 1997. évi CXL. törvényben (a továbbiakban: Kult. tv.) meghatározott közművelődési feladatainak ellátásához.

d) Települési önkormányzatok nyilvános könyvtári és közművelődési feladatainak támogatása

ELŐIRÁNYZAT: 8 721,0 millió forint
FAJLAGOS ÖSSZEG: 1 140 forint/fő de településenként legalább 1 200 000 forint

A támogatás a települési önkormányzatokat lakosságszám alapján illeti meg a Mötv.-ben, valamint a Kult. tv.-ben meghatározott nyilvános könyvtári és közművelődési feladatainak ellátásához.

A támogatásból a megyeszékhely megyei jogú városok önkormányzata, Szentendre Város Önkormányzata, Budapest Főváros Önkormányzata, és a fővárosi kerületek önkormányzatai nem részesülhetnek.

e) Települési önkormányzatok muzeális intézményi feladatainak támogatása

ELŐIRÁNYZAT: 985,0 millió forint

A támogatás a muzeális intézményeket fenntartó települési önkormányzatokat illeti meg, a muzeális intézményekről, a nyilvános könyvtári ellátásról és a közművelődésről szóló 1997. évi CXL. törvény módosításáról szóló 2012. évi CLII. törvény 30. § (3) bekezdése alapján önkormányzati fenntartásba került muzeális intézmények fenntartásához.

Az egyes települési önkormányzatokat megillető támogatás összegét a kultúráért felelős miniszter 2015. január 15-éig határozza meg, az alábbi szempontok figyelembe vételével:

- a 2009-2013. évek közötti időszak átlagos látogatószáma, illetve a két utolsó lezárt év változása,
- leltározott gyűjtemény nagysága,
- szakmai besorolás,
- muzeális intézmények száma,
- az önkormányzat területi elhelyezkedése.

A támogatásból a megyeszékhely megyei jogú városok önkormányzatai (Tatabánya Megyei Jogú Város Önkormányzatának kivételével), Szentendre Város Önkormányzata, Tata Város Önkormányzata, Budapest Főváros Önkormányzata, és a fővárosi kerületek önkormányzatai nem részesülhetnek.

A támogatás folyósítása egy összegben, 2015. február hónapban történik.

f) Budapest Főváros Önkormányzata múzeumi, könyvtári és közművelődési feladatainak támogatása

ELŐIRÁNYZAT: 679,4 millió forint

A támogatás Budapest Főváros Önkormányzatát illeti meg a Mötv.-ben, valamint a Kult. tv.-ben meghatározott könyvtári, múzeumi és közművelődési feladatainak ellátásához.

g) Fővárosi kerületi önkormányzatok közművelődési feladatainak támogatása

ELŐIRÁNYZAT: 679,4 millió forint
FAJLAGOS ÖSSZEG: 400 forint/fő

A támogatás a fővárosi kerületek önkormányzatait lakosságszám alapján illeti meg a Mötv.-ben, valamint Kult. tv.-ben meghatározott közművelődési feladatainak ellátásához.

h) Megyei könyvtár kistelepülési könyvtári célú kiegészítő támogatása

ELŐIRÁNYZAT: 1 909,7 millió forint

A támogatást a megyei könyvtárat fenntartó megyeszékhely megyei jogú város és Szentendre Város Önkormányzata igényelheti a könyvtár által az 5 000 főnél kisebb lakosságszámú – könyvtári szolgáltató helyet működtető – településsel 2014. november 17-éig kötött megállapodások alapján, a következők szerint:

ha) 1 000 fő lakosságszámú vagy az alatti település

FAJLAGOS ÖSSZEG: 668 300 Ft/település

hb) 1 001 – 1 500 fő lakosságszám közötti település

FAJLAGOS ÖSSZEG: 1 060 760 Ft/település

hc) 1 501 – 5 000 fő lakosságszám közötti település

FAJLAGOS ÖSSZEG: 1 002 460 Ft/település

A támogatás megállapításához szükséges adatszolgáltatás rendjét a Kiegészítő szabályok 2.*a)* pontja tartalmazza. A támogatás folyósítása február 1-jéig egy összegben történik.

i) A települési önkormányzatok könyvtári célú érdekeltségnövelő támogatása

ELŐIRÁNYZAT: 300,0 millió forint

A Kult. tv. 64. § (2) bekezdés a) pontja szerint nyilvános könyvtárat fenntartó települési önkormányzatot vissza nem térítendő támogatás illeti meg a települési nyilvános könyvtár állománygyarapítására és a nyilvános könyvtár technikai, informatikai, műszaki eszközeinek, berendezési tárgyainak gyarapítására.

A támogatás összegét a települési nyilvános könyvtárat, illetve megyei könyvtárat fenntartó önkormányzatok által a 2014. évben a saját bevételeik terhére biztosított állománygyarapításra fordított összegek (a továbbiakban: 2014. évi önkormányzati hozzájárulás) arányában kell megállapítani.

A 2014. évi önkormányzati hozzájárulás megállapításakor nem vehetők figyelembe az állami támogatások – a Magyarország 2014. évi központi költségvetéséről szóló 2013. évi CCXXX. törvény 2. melléklet IV.1.*d)* pontja szerinti támogatás kivételével –, a pályázati forrásból és az Országos Dokumentum-ellátási Rendszer támogatásából származó összeg.

A támogatás az alábbiak szerint kerül meghatározásra:

$T = K_i*(Ei/\sum K)$

ahol:

T = az önkormányzatot megillető támogatás összege
K_i= a 2014. évi önkormányzati hozzájárulás összege
Ei = az előirányzat összege
$\sum K$= a K_i országosan összesített összege.

Egy önkormányzatot ezen a jogcímen legfeljebb 30 000 000 forint támogatás illet meg.

Nem részesülhet támogatásban az az önkormányzat, amelynél a fenti képlet szerint a támogatás számított összege nem éri el a 10 000 forintot. Ezen önkormányzatok kiadásait a végső támogatás meghatározásánál nem kell figyelembe venni. Az emiatt fennmaradó összeget a támogatásban részesülő önkormányzatok között kell felosztani.

A támogatás folyósítása 2015. április hónapban egy összegben történik.

2. A települési önkormányzatok által fenntartott, illetve támogatott előadó-művészeti szervezetek támogatása

ELŐIRÁNYZAT: 11 338,6 millió forint

Az előirányzat az előadó-művészeti szervezetek támogatásáról és sajátos foglalkoztatási szabályairól szóló 2008. évi XCIX. törvény (a továbbiakban: Emtv.) 11. és 12. §-ában meghatározott, települési önkormányzatok által fenntartott, illetve támogatott nemzeti vagy kiemelt minősítésű előadó-művészeti szervezetek művészeti és létesítménygazdálkodási célú működési támogatására szolgál az alábbiak szerint.

a) Színházművészeti szervezetek támogatása

ELŐIRÁNYZAT: 9 476,0 millió forint

aa) A nemzeti minősítésű színházművészeti szervezetek művészeti és létesítmény-gazdálkodási célú működési támogatása

ELŐIRÁNYZAT: 2 493,8 millió forint

millió forint

Települési önkormányzat	Színházművészeti szervezet	Művészeti támogatás	Működési támogatás
Debrecen	Csokonai Színház	314,4	209,6
Győr	Győri Nemzeti Színház	300,5	200,3
Miskolc	Miskolci Nemzeti Színház Nonprofit Kft.	307,3	204,8
Pécs	Pécsi Nemzeti Színház Nonprofit Kft.	263,9	176,0
Szeged	Szegedi Nemzeti Színház	310,2	206,8
Összesen:		1 496,3	997,5

ab) A kiemelt minősítésű színházművészeti szervezetek művészeti és létesítmény-gazdálkodási célú működési támogatása

ELŐIRÁNYZAT: 6 982,2 millió forint

millió forint

Települési önkormányzat	Színházművészeti szervezet	Művészeti támogatás	Működési támogatás
Békéscsaba	Békéscsabai Jókai Színház	166,9	126,8
	Békéscsabai Napsugár Bábszínház	23,3	
Budaörs	Budaörsi Latinovits Színház	46,9	31,3
Budapest Főváros	Budapest Bábszínház Nonprofit Kft.	213,0	1 285,0
	Centrál Színház Színházművészeti Nonprofit Kft.	84,0	
	József Attila Színház Nonprofit Kft.	123,9	
	Katona József Színház Nonprofit Kft.	228,1	
	Kolibri Gyermek- és Ifjúsági Színház Nonprofit Kft.	138,5	
	Madách Színház Nonprofit Kft.	120,0	
	Örkény István Színház Nonprofit Kft.	153,4	
	Radnóti Miklós Színház Nonprofit Kft.	134,5	
	Thália Színház Nonprofit Kft.	121,2	
	Trafó Kortárs Művészetek Háza Nonprofit Kft.	134,5	
	Új Színház Nonprofit Kft.	148,1	
	Vígszínház Nonprofit Kft.	328,6	
Budapest XI. kerület	Karinthy és Karinthy Kulturális Szolgáltató Nonprofit Kft.	19,6	13,1
Debrecen	Vojtina Bábszínház	34,9	23,2
Dunaújváros	Bartók Kamaraszínház és Művészetek Háza	45,5	30,3
Eger	Gárdonyi Géza Színház	120,5	95,3
	Harlekin Bábszínház	22,6	
Győr	Vaskakas Bábszínház	43,6	29,1
Kaposvár	Csiky Gergely Színház Közhasznú Nonprofit Kft.	169,9	113,3
Kecskemét	Katona József Színház	154,9	127,5
	Ciróka Bábszínház	36,4	
Miskolc	Miskolci Csodamalom Bábszínház Nonprofit Kft.	26,8	17,9
Nyíregyháza	Móricz Zsigmond Színház Nonprofit Kft.	215,1	143,4
Pécs	Bóbita Bábszínház Nonprofit Kft.	27,7	32,0
	Pécsi Harmadik Színház Nonprofit Kft.	20,3	
Sopron	Pro Kultúra Sopron Nonprofit Kft.	122,5	81,7
Szeged	Kövér Béla Bábszínház	15,1	10,0

Székesfehérvár	Vörösmarty Színház	181,1	120,7
Szolnok	Szigligeti Színház	197,2	131,5
Szombathely	Mesebolt Bábszínház	39,0	110,1
	Weöres Sándor Színház Nonprofit Kft.	126,1	
Tatabánya	Tatabánya Megyei Jogú Város Jászai Mari Színház, Népház	81,6	54,4
Veszprém	Veszprémi Petőfi Színház	150,5	117,6
	Kabóca Bábszínház és Gyermek Közművelődési Intézmény	26,2	
Zalaegerszeg	Hevesi Sándor Színház	120,7	98,4
	Griff Bábszínház	26,9	
Összesen:		4 189,6	2 792,6

b) Táncművészeti szervezetek támogatása

ELŐIRÁNYZAT: 122,9 millió forint

ba) A nemzeti minősítésű táncművészeti szervezetek művészeti és létesítmény-gazdálkodási célú működési támogatása

millió forint

Települési önkormányzat	Táncművészeti Szervezet	Művészeti támogatás	Működési támogatás
Győr	Győri Balett	37,0	20,0

bb) A kiemelt minősítésű táncművészeti szervezetek művészeti és létesítmény-gazdálkodási célú működési támogatása

millió forint

Települési önkormányzat	Táncművészeti Szervezet	Művészeti támogatás	Működési támogatás
Balatonföldvár	Előadó-és Alkotóművészeti Alapítvány	11,4	0,0
Budapest XIII. kerület	Rivalda Stúdió Művészeti Iroda Közhasznú Nonprofit Kft.	1,0	5,0
Tápiószele	Bozsik Yvette Alapítvány	39,0	0,0
Törökbálint	Univers' Art Művészeti Egyesület	9,5	0,0
Összesen:		60,9	5,0

c) Zeneművészeti szervezetek támogatása

ELŐIRÁNYZAT: 1 739,7 millió forint

ca) Zenekarok támogatása

ELŐIRÁNYZAT: 1 588,4 millió forint

caa) A nemzeti minősítésű zenekarok támogatása

millió forint

Települési önkormányzat	Zenekar	Támogatás
Budapest XIII. kerület	Liszt Ferenc Kamarazenekar Alapítvány	46,0
Debrecen	Kodály Filharmónia - Kodály Filharmonikusok	174,4
Győr	Győri Filharmonikus Zenekar	165,6
Miskolc	Miskolci Szimfonikus Zenekar Nonprofit Kft.	186,8
Pécs	Pannon Filharmonikus Zenekar Nonprofit Kft.	195,5
Szeged	Szegedi Szimfonikus Zenekar	190,9
Szombathely	Savaria Szimfonikus Zenekar	164,4
Összesen:		1 123,6

cab) A kiemelt minősítésű zenekarok támogatása

millió forint

Települési önkormányzat	Zenekar	Támogatás
Budapest III. kerület	Óbudai Danubia Zenekar Nonprofit Kft.	40,0
Budapest IX. kerület	MÁV Szimfonikus Zenekari Alapítvány	124,9
Budapest XI. kerület	Budapesti Vonósok Alapítványa	20,2
Budapest XIV. kerület	Zuglói Filharmónia Nonprofit Kft.	64,9
Budapest XXII. kerület	Budafoki Dohnányi Ernő Szimfonikus Zenekar Nonprofit Kft.	124,5
Szolnok	Szolnoki Szimfonikus Zenekar Nonprofit Kft.	70,6
Veszprém	Mendelssohn Kamarazenekar Egyesület	19,7
Összesen:		464,8

cb) Énekkarok támogatása

ELŐIRÁNYZAT: 151,3 millió forint

cba) A nemzeti minősítésű énekkarok támogatása

millió forint

Települési önkormányzat	Énekkar	Támogatás
Debrecen	Kodály Filharmónia - Kodály Kórus	81,5
Nyíregyháza	Nyíregyházi Cantemus Kórus	45,0
Összesen:		126,5

cbb) A kiemelt minősítésű énekkarok támogatása

millió forint

Települési önkormányzat	Énekkar	Támogatás
Szolnok	Szolnoki Szimfónikus Zenekar Nonprofit Kft- Bartók Béla Kamarakórus	24,8

V. BESZÁMÍTÁS, KIEGÉSZÍTÉS

A települési önkormányzatot a következő sorrend szerint az e melléklet I.1.c), I.1.d), I.1.e), I.1.ba), I.1.bb), I.1.bc), I.1.bd) és I.1.a) jogcímeken megillető támogatás összegéig (a továbbiakban: beszámítás, kiegészítés alapja) a számított bevételével összefüggő támogatáscsökkentés terheli, illetve kiegészítő támogatás illeti meg. A támogatáscsökkentés és kiegészítés a nettó finanszírozás során kerül érvényesítésre. A számított bevétel a 2013. évi iparűzési adóalap 0,55%-a, az alábbi differenciálás szerint:

No.	Kategóriák a települési önkormányzat egy lakosra jutó adóerő-képessége szerint (forint)		Támogatáscsökkentés mértéke a számított bevétel százalékában	Kiegészítés a beszámítás, kiegészítés alapjának százalékában
	alsó határ	felső határ		
1.	1	5000	0	25
2.	5 001	8 500	0	15
3.	8 501	10 000	10	0
4.	10 001	12 000	20	0
5.	12 001	15 000	40	0
6.	15 001	18 000	60	0
7.	18 001	24 000	85	0
8.	24 001	36 000	95	0
9.	36 001	42 000	100	0
10.	42 001	60 000	105	0
11.	60 001	100 000	110	0
12.	100 001		120	0

Amennyiben a település közös hivatal székhelye, a rá irányadó %-os támogatáscsökkentés a 3-12. kategóriákban 10 százalékponttal kisebb.

A számított bevétel számítása során az iparűzési adóalap a fővárosi és a kerületi önkormányzatok között a fővárosi önkormányzat és a kerületi önkormányzatok közötti forrásmegosztásról szóló 2006. évi CXXXIII. törvény 3. §-a, illetve a törvény melléklete szerint kerül megosztásra. Az adóerő-képesség figyelembe vételére vonatkozó szabályokat a Kiegészítő szabályok 1.*c)* alpontja tartalmazza. Budapest Főváros lakosságszámaként az egy főre jutó adóerő-képesség számításakor a fővárosi kerületek együttes lakosságszámát kell figyelembe venni.

Kiegészítő szabályok:

1. *Általános szabályok*

a) Az e melléklet szerinti támogatások 2015. december 31-ig használhatók fel.
b) A települési önkormányzatok közigazgatási státuszát a 2014. november 1-jei állapotnak megfelelő, a lakosságszámra és korcsoportba tartozók esetében pedig a 2014. január 1-jei állapotnak megfelelő, a Közigazgatási és Elektronikus Közszolgáltatások Központi Hivatala adatait kell figyelembe venni.

c) Az I.1.c), III.2., III.5.b) és V. pontok szerinti adóerő-képesség figyelembe vétele a következők szerint történik:
A 2013. július 1-jén hatályos iparűzési adórendelettel rendelkező települési önkormányzat a 2014. II. negyedéves költségvetési jelentés keretében szolgáltatott adatot a 2013. évi iparűzési adóalap összegéről. A 2014. II. negyedéves költségvetési jelentés keretében adatot nem szolgáltató községi, nagyközségi önkormányzat esetében az egy lakosra jutó elvárt iparűzési adó megegyezik az adatot szolgáltató községi, nagyközségi önkormányzatok egy lakosra jutó iparűzési adóalapja – a legalacsonyabb és legmagasabb egy lakosra jutó iparűzési adóalapú községi, nagyközségi önkormányzatok egy-egy tizede figyelmen kívül hagyásával – számított átlagával.
2014. évben, a Mötv. 98. §-a szerint, megalakult önálló község önkormányzatának (a továbbiakban: 2014. évben megalakult önkormányzat) egy lakosra jutó iparűzési adóerő-képessége megegyezik azon települési önkormányzat egy lakosra jutó iparűzési adóerő-képességével, amelyből megalakult (a továbbiakban: kiválással érintett önkormányzat). A kiválással érintett önkormányzat iparűzési adóalapját az érintett önkormányzatok között lakosságszám szerint kell megosztani.

d) A II., III.3., III.4. és III.5. pontjai szerinti támogatások a Mötv. alapján létrehozott társulások útján ellátott feladatok után is igényelhetők.

e) A helyi önkormányzatokért felelős miniszter az általa üzemeltetett elektronikus rendszeren keresztül 2015. január 5-éig a települési önkormányzatok számára elérhetővé teszi az e melléklet I.1–I.4. pontok, II.1-II.3. és II.5. pontok, III.2–III.5. pontok és IV.1.*h)* alpont szerinti, 2015. január 31-éig az e melléklet IV.1.*e)* pont szerinti, valamint 2015. március 31-éig az e melléklet IV.1.*i)* pont szerinti támogatások települési önkormányzatokat megillető összegét.

f) Az e melléklet szerinti támogatások igénylési és döntési eljárására nem kell alkalmazni a közigazgatási hatósági eljárás és szolgáltatás általános szabályairól szóló 2004. évi CXL. törvény szabályait.

2. *Az e melléklet szerinti támogatások meghatározásához, módosításához, a helyi önkormányzatok egymás közötti, illetve a helyi önkormányzati körön kívüli szervezetnek történő feladat-, illetve intézmény átadás-átvételéhez kapcsolódó eljárásrend:*

a) Támogatások meghatározása

No.	Adatszolgáltatás időpontja	Támogatás jogcíme	Adatszolgáltatás alapja	Adatszolgáltatás célja
1.	az Ávr. szerint	I.2.	a nem közművel összegyűjtött háztartási szennyvíz becsült évi mennyisége (m^3) alapján	a lakossági díjak csökkentését célzó támogatás megalapozása
2.	az Ávr. szerint	II.1. és II.2.	gyermeklétszám a 2014/2015. nevelési évi nyitó (október 1-jei) tényleges, a 2014. december 31-ei állapotra becsült adatok, a 2015/2016. nevelési évi becsült adatok alapján, illetve a vezetői	a felmért gyermeklétszám, vezetői órakedvezmény miatti pedagógus többletlétszám, illetve segítők létszáma alapján a 2015. évi bértámogatás és óvodaműködtetési

			órakedvezmény miatti pedagógus többletlétszám, valamint a segítők létszáma a becsült adatok alapján	támogatás megalapozása
3.	az Ávr. szerint	II.3.	e tábla 2. pont szerinti gyermeklétszámából a 2014/2015. nevelési évben ténylegesen utaztatott gyermekek, továbbá 2015/2016. nevelési évben az utaztatott gyermekek becsült száma	utaztatott gyermekek támogatásának megalapozása
4.	az Ávr. szerint	III.3.	éves becsült ellátotti adatok	a III.3. szerinti jogcímek támogatásának megalapozása
5.	az Ávr. szerint	III.4.	a bértámogatás megállapításához az ellátottak éves becsült száma; az intézmény-üzemeltetési támogatáshoz a 2014. évi igénylés, valamint az időarányos teljesítés és a 2015. évi paraméterek figyelembevételével 2015. évre becsült adatok	2015. évi szakmai dolgozók bértámogatása és az intézmény-üzemeltetési támogatás megalapozása
6.	az Ávr. szerint	III.5.	a bértámogatás megállapításához az éves becsült ellátotti adatok és feladatellátási helyek száma; az üzemeltetési támogatás megállapításához a 2015. évi feladatellátás becsült adatai	a dolgozók bértámogatása és a gyermekétkeztetési üzemeltetési támogatás megalapozása
7.	az Ávr. szerint	IV.1.*h)*	2014. november 17-ei tényadatok	a megyei könyvtárral 2014. november 17-éig megállapodást kötő önkormányzatok számának felmérése a megyei jogú városok adatszolgáltatása alapján
8.	2015. február 27.	IV.1.*i)*	Az önkormányzat által 2014. évben saját bevételei terhére könyvtári állománygyarapításra fordított összeg	A települési önkormányzatok könyvtári célú érdekeltségnövelő támogatásának megalapozása

b) Támogatások évközi módosítása

No.	Adatszolgáltatás időpontja	Támogatás jogcíme	Adatszolgáltatás alapja	Finanszírozás kezdő hónapja
1.	2015. május 15.	I.2., II.1., II.2., II.3., III.3., III.4., III.5.	a nem közművel összegyűjtött háztartási szennyvíz becsült évi mennyisége (m^3) módosítható; az óvodások száma, a vezetői órakedvezmény miatti pedagógus többletlétszám, illetve a segítők létszáma, valamint a szociális jogcímek esetében a becsült éves ellátotti adatok módosíthatók; a III.4. és III.5. jogcímnél a becsült éves ellátotti adatok, és az üzemeltetési támogatás megállapításához a 2015. évi feladatellátás becsült adatai módosíthatók	I.2. esetében 2015. szeptember; II.1., II.2., II.3., III.3., III.4.*a)* és III.5.*a)* esetében 2015. július; III.4.*b)* és III.5.*b)* esetében 2015. augusztus
2.	2015. október 1.	I.2., II.1., II.2., II.3., III.3., III.4.*a)*, III.5.*a)*	a nem közművel összegyűjtött háztartási szennyvíz becsült évi mennyisége (m^3) módosítható; az óvodások száma, a vezetői órakedvezmény miatti pedagógus többletlétszám, illetve a segítők létszáma, valamint szociális és gyermekétkeztetési jogcímek esetében a becsült éves ellátotti adatok módosíthatók	2015. december

c) A települési önkormányzatok egymás közötti, illetve települési önkormányzaton kívüli (a továbbiakban: körön kívüli) szervezetnek történő feladat-, illetve intézmény átadás-átvétele

No.	Adat-szolgáltatás időpontja	Támogatás jogcíme	Adatszolgáltatás alapja	Finanszírozás kezdő hónapja

1.	2015. május 15.	II.1., II.2., II.3., II.5., III.5.	2015. szeptember 1-jével történő fenntartóváltozás jelzése, az *a)* pont szerinti felmérés során megadott adatok megbontásával, továbbá a II.5. jogcím esetében a minősített pedagógusok intézményváltásának jelzése	2015. szeptember
		III.3., III.4.	2015. július 1-jével történő fenntartó-változás jelzése, az *a)* pont szerinti felmérés során megadott ellátotti adatok megjelölésével	2015. július; III.4. esetében 2015. augusztus
2.	2015. október 1.	II.5., III.3., III.4.*a)*, III.5.*a)*	2015. december 1-jével történő fenntartóváltozás jelzése, az *a)* pont szerinti felmérés során megadott adatok megbontásával, továbbá a II.5. jogcím esetében a minősített pedagógusok intézményváltásának jelzése	2015. december

A települési önkormányzat körön kívüli szervezetnek történő átadás-átvétel esetén az átadást, átvételt tanúsító okmányokat a felmérés lezárását követően a Kincstárnak küldi meg. A kérelemhez mellékelni kell az átadó és az átvevő között kötött megállapodást, az átadás-átvételről szóló képviselő-testületi, illetve társulási tanácsi határozat kivonatát, az átvevő feladatellátáshoz szükséges működési engedélyét (szociális ellátások esetében a szolgáltatói nyilvántartásba történő bejegyzést igazoló dokumentumot), valamint a feladatot átadó és átvevő nyilatkozatát arra vonatkozóan, hogy az e törvény alapján számára biztosított támogatások igényléséről vagy lemondásáról gondoskodott.

A települési önkormányzatok, a települési, területi nemzetiségi önkormányzatok, az országos nemzetiségi önkormányzatok, a központi költségvetési szervek valamint a nem állami szervezetek közötti feladat-, illetve intézmény átadása-átvétele esetén, amennyiben az intézmény átadás-átvételének időpontja (tényleges átadás-átvétel) nem esik egybe a fenti táblázatban szereplő fenntartóváltási időpontokkal (finanszírozási átadás-átvétel), úgy ezen időpontig az érintett felek a finanszírozást pénzeszköz-átadással, -átvétellel egymás közötti megállapodás útján rendezik. A finanszírozási átadás-átvétel időpontjáig időarányos támogatás abban az esetben illeti meg a feladatot, intézményt átadó települési önkormányzatot, ha a feladatot átvevő az intézmény, szolgáltatás tekintetében a tényleges átadás-átvétel időpontjától kezdve működési engedéllyel (szociális ellátások esetében a szolgáltatói nyilvántartásba történő bejegyzést igazoló dokumentummal) rendelkezik. Ellenkező esetben a feladatot, intézményt átadó települési önkormányzat köteles lemondani a tényleges átadás-átvétel időpontjától a finanszírozási átadás-átvétel időpontjáig tartó időszakra jutó időarányos támogatásról.

Az ellátottak arányában kell megosztani:
- a III.4.*b)* alpont szerinti támogatást az időskorúak átmeneti és tartós, a hajléktalanok tartós bentlakást nyújtó szociális intézményeinek, illetve a gyermekek átmeneti gondozásával kapcsolatos feladatok,
- a III.5.*b)* alpont szerinti támogatást a gyermekétkeztetési feladat

települési önkormányzatok közötti átadás-átvétele esetén.

Ha a települési önkormányzat körön kívüli szervezetnek ad át
- óvodaintézményt, úgy a II.2. és II.3. pontok szerinti,
- III.4. pont szerinti intézményt, úgy a III.4.*b)* alpont szerinti,
- gyermekétkeztetési feladatot, úgy a III.5.*b)* alpont szerinti

támogatásról, vagy annak az átadással érintett ellátottakkal arányos, illetve időarányos részéről le kell mondania.

A III.3.*ad)* alpont szerinti támogatás esetében nincs lehetőség átadás-átvételre. Amennyiben a fenntartó-változás következtében a települési önkormányzat nem, vagy alacsonyabb összegű támogatásra jogosult e jogcímeken, úgy a különbözet lemondásnak minősül.

3. *Az I. pont szerinti támogatásra vonatkozó speciális kiegészítő szabályok*

a) A I.1.*a)* alpont szerinti számított alaplétszám számításakor a település típusára, a lakosságszám-kategóriákra és az elismert köztisztviselői létszámra vonatkozó adatokat az alábbi táblázat szerint kell figyelembe venni:

No.	Lakosságszám alsó és felső határa		Elismert köztisztviselői létszám	
			minimum	maximum
	a	b	c	d
A.	Községek			
A.1.	2 000-3 000		6	8
A.2.	3 001-5 000		8	14
A.3.	5 001-11 000		14	23
B.	Városok			
B.1.	1 105-5 000		10	19
B.2.	5 001-10 000		19	26
B.3.	10 001-20 000		26	40
B.4.	20 001-34 900		40	58
B.5.	34 901-42 200		58	85
C.	Megyei jogú városok			
C.1.	34 040-60 000		76	135
C.2.	60 001-100 000		135	200
C.3.	100 001-205 000		200	282
D.	Fővárosi kerületek			
D.1.	22 281-60 000		64	112
D.2.	60 001-100 000		112	131
D.3.	100 001-134 400		131	157

b) A I.1.*a)* alpont szerinti jogcímhez kapcsolódó korrekciós tényezők a következők:

ba) közös hivatalt fenntartó önkormányzatok száma és együttes lakosságszáma alapján:

Megnevezés	Fenntartó önkormányzatok együttes lakosságszáma	Fenntartó önkormányzatok száma	Korrekciós tényező
ba.1)	3 000 fő alatt	2-5 önkormányzat	0,13
		6-7 önkormányzat	0,15
		8-9 önkormányzat	0,17
		10 vagy több önkormányzat	0,19
ba.2)	3 000-5 000 fő között	3-5 önkormányzat	0,12
		6-7 önkormányzat	0,14
		8-9 önkormányzat	0,16
		10 vagy több önkormányzat	0,18
ba.3)	5 000 fő felett	3-5 önkormányzat	0,06
		6-7 önkormányzat	0,08
		8-9 önkormányzat	0,10
		10 vagy több önkormányzat	0,12

bb) közös hivatalt fenntartó településeken működő nemzetiségi önkormányzatok 2014. december 1-jei állapotnak megfelelő száma alapján (ide nem értve az átalakult nemzetiségi önkormányzatot):

bb.1) 2-3 nemzetiségi önkormányzat: 0,04,

bb.2) 4 vagy több nemzetiségi önkormányzat: 0,07,

bc) közös hivatal székhelye járási székhely önkormányzat: 0,04.

c) Az I.1. jogcím beszámítással csökkentett összegének folyósítására vonatkozó szabályok:

ca) az I.1. jogcím szerinti támogatás beszámítás előtti összegének meghatározásakor 2015. január és február hónapokban az önkormányzatot I.1.*a)* jogcímen megillető támogatás helyett a Magyarország 2014. évi központi költségvetéséről szóló 2013. évi CCXXX. törvény (a továbbiakban: 2014. évi költségvetési törvény) 2. melléklet I.1.*a)* alpontja szerint megállapított támogatást kell figyelembe venni. Az így meghatározott éves támogatás beszámítás utáni összege (a továbbiakban: ideiglenes támogatás) időarányos összegének folyósítása az Ávr.-ben január és február hónapokra meghatározott mértékben és időpontokban történik.

cb) A 2015. március havi nettó finanszírozás keretében egy összegben kell érvényesíteni az I.1. jogcím szerinti támogatás beszámítás utáni, 2015. január és február hónapra jutó arányos összege és az ideiglenes támogatás január és február hónapban folyósított összege közötti különbséget. Ezt követő hónapokban az I.1. jogcím szerinti támogatás időarányos

összegének folyósítása a nettó finanszírozás keretében az Ávr.-ben meghatározottak szerint történik.

d) Az I.1. pont szerinti támogatás, valamint a 2014. évi költségvetési törvény 3. melléklet 3. pontja szerinti támogatás elszámolásának államháztartásról szóló jogszabályok szerinti felülvizsgálata során, ahhoz kapcsolódóan a Kincstár betekinthet az önkormányzatnál rendelkezésre álló, adótitkot is tartalmazó okiratokba, dokumentumokba, az idegenforgalmi adó és iparűzési adó bevallásokba.

e) Amennyiben az OSAP I.1.*bb)-bd)* alpont szerinti támogatást megalapozó adatok magasabbak, mint az ezen időpont szerinti tényleges adatok, úgy az OSAP adatszolgáltatás – 2015. június 30-áig történő – javítása alapján az I.1. *bb)-bd)* alpontokhoz kapcsolódó támogatásokban történő változások finanszírozása augusztus hónaptól történik.

f) Az I.1.*b)* alpont szerinti támogatások megállapításakor a kiválással érintett önkormányzatnak a FÖMI határadatbázis I.1.*ba)* alpont szerinti és az OSAP I.1.*bb)-bd)* alpont szerinti adatait lakosságarányosan meg kell osztani a 2014. évben megalakult önkormányzattal.

g) Az I.1.*e)* alpont szerinti támogatás megállapításakor a kiválással érintett önkormányzat 2013. évi idegenforgalmi adóbevételének tényadatát lakosságarányosan meg kell osztani a 2014. évben megalakult önkormányzattal.

h) Az I. pontban szereplő támogatásokra vonatkozó felhasználási szabályok:

ha) Az I.1.*a)-e)* alpontok szerinti támogatások e melléklet V. pontja szerinti Beszámítással csökkentett, kiegészítéssel növelt együttes összege kizárólag az igazgatással, település-üzemeltetéssel és egyéb önkormányzati feladatokkal kapcsolatos működési kiadásokra, illetve turisztikai kiadásokra használható fel.

Turisztikai kiadások alatt különösen a turisztikai fejlesztések, helyi/térségi turisztikai desztinációs menedzsment szervezetnek működésre és fejlesztésre történő forrásátadás, a település közigazgatási területén található turisztikai vonzerőkkel, szolgáltatásokkal kapcsolatos marketing kiadások (kutatás, promóció, oktatás), turisztikai vonzerővel bíró rendezvényekkel, garantált programokkal kapcsolatos költségek, műemlékek turisztikai célú felújítása, látogathatóvá tétele, továbbá a turizmus által érintett területek, a turisztikai vonzerők és szolgáltató helyek környezetében infrastrukturális (utak, parkolók, turisztikai információs táblák, kerékpárutak, jelzett turistaútvonalak) és városképi (zöldfelületek, díszkivilágítás, díszburkolat) elemek létesítése, karbantartása, fenntartása ismerhető el.

hb) Az I.2. pont szerinti támogatás kizárólag a támogatás céljának megfelelően, a lakossági ráfordítások (díjak) csökkentésére fordítható. A támogatás szempontjából kizárólag a „Szennyvíz gyűjtése, tisztítása és elhelyezése", valamint a „Szennyvíziszap kezelése, ártalmatlanítása" kormányzati funkciókon elszámolt kiadások vehetők figyelembe.

hc) Az I.3., I.5. és I.6. pontok szerinti támogatások az adott pontban leírtak szerint használható fel.

hd) Az I.4. pont szerinti támogatás a határátkelőhely tisztántartása, megközelíthetősége érdekében felmerülő működési célú kiadásokra használható fel, a személyi jellegű kiadások kivételével. A támogatás szempontjából kizárólag a „Közutak, hidak, alagutak üzemeltetése, fenntartása", valamint a „Város-, községgazdálkodási egyéb szolgáltatások" kormányzati funkciókon elszámolt kiadások vehetők figyelembe.

4. *A II. pont szerinti támogatásra vonatkozó speciális kiegészítő szabályok*

a) Az óvodapedagógusok, és óvodapedagógusok nevelő munkáját közvetlenül segítők bértámogatása az alábbi adatszolgáltatások, nevelés-szervezési paraméterek és számítások figyelembevételével történik.

aa) Nevelési-szervezési paraméterek:

Foglalkozás-szervezés	Gyermekek heti foglalkoztatási időkerete	Csoport átlaglétszám	Óvodapedagógus kötött munkaidő	Intézménytípus-együttható
1	2	3	4	5
gyermekek nevelése a napi 8 órát nem éri el	30,5	20	32	0,85
gyermekek nevelése a napi 8 órát eléri vagy meghaladja	61,0	20	32	0,85

A gyermekeket aszerint kell a megfelelő csoportban figyelembe venni, hogy a gyermek havonta átlagosan hány órát tartózkodik az óvodában.

ab) Vezetői órakedvezmény miatti pedagógus többletlétszám számítása
2014/2015. nevelési évre:

$$V_{k1} = V_1 * \left(1 - \frac{V_{l1}}{V_1 * 32}\right)$$

2015/2016. nevelési évre:

$$V_{k2} = V_2 * \left(1 - \frac{V_{l2}}{V_2 * 32}\right)$$

ahol:
V_{k1}; V_{k2} = a 2014/2015., illetve a 2015/2016. nevelési évben a vezetői órakedvezményből adódó létszámtöbblet,
V_1; V_2 = a Nkt. 1. melléklete szerinti vezetők kötelező létszáma, de legfeljebb
- 2015. év első 8 hónapjában a 2014/2015. nevelési évi nyitó (októberi 1-jei) köznevelési statisztika szerint ténylegesen foglalkoztatott,
- 2015. év utolsó 4 hónapjában a 2015/2016. nevelési évi nyitó (októberi 1-jei) köznevelési statisztikai állapotra becsült
vezetői létszám.

Az év végi elszámolás mindkét nevelési év tekintetében a köznevelési statisztikában szerepeltetett vezetői létszám alapján történik.
V_{i1}; V_{i2} = a V_1 és V_2 vezetői létszámra – a Nkt. 5. mellékletében – megállapított kötelező nevelési óraszámának, óvodai foglalkozásai számának összege.

b) A Nkt. szerint létrehozott óvoda-bölcsőde többcélú intézmény esetében a II.1.-II.3. alpontok szerinti támogatásokat kizárólag az óvoda intézményegységre vonatkozó létszámadatok alapján kell megállapítani.

c) A II. pont szerinti támogatásokra vonatkozó felhasználási szabályok

A II.1.-II.3. és II.5. pontok szerinti támogatások kizárólag a támogatással érintett óvodaintézmények működési és felhalmozási kiadásaira, valamint az óvodai nevelésben részt vevő gyermekek étkeztetési kiadásaira használhatók fel. A támogatás szempontjából kizárólag a „Óvodai nevelés, ellátás szakmai feladatai", a „Sajátos nevelési igényű gyermekek óvodai nevelésének, ellátásának szakmai feladatai", a „Nemzetiségi óvodai nevelés, ellátás szakmai feladatai", az „Óvodai nevelés, ellátás működtetési feladatai", valamint a „Gyermekétkeztetés" kormányzati funkciókon elszámolt kiadások vehetők figyelembe.

5. *A III. pont szerinti támogatásra vonatkozó speciális kiegészítő szabályok*

a) Gondozási nap: egy ellátott egy napi intézményi ellátása (idős és hajléktalan személyeket ellátó tartós és átmeneti szociális intézményben, valamint gyermekek átmeneti gondozását biztosító intézményben), amely az intézménybe történő felvétel napjával kezdődik és annak végleges elhagyásával fejeződik be. A gondozási napok számításánál az ideiglenesen – egészségügyi vagy egyéb okból – távollévőket is figyelembe kell venni. Az intézményi jogviszony egy év folyamatos távollét esetén megszűnik.

b) A települési önkormányzatok kötelező feladatainak a Szoctv. 120-122. §-a, illetve a Gyvt. 97. §-a szerinti ellátási szerződés, illetve az önkormányzatok egymás közötti, a Mötv. 41. § (6) bekezdése alapján kötött szerződés keretében történő ellátása esetén a támogatás igénylésére a szolgáltatás, illetve az intézmény szolgáltatói nyilvántartásba bejegyzett fenntartója jogosult. E szabály alól kivételt képez a III.3.*a)* alpont szerinti jogcím, amely esetében – szerződés esetén is – az a települési önkormányzat jogosult a támogatás igénylésére, amely számára szerződés alapján más önkormányzat vagy fenntartó biztosítja az ellátást.

c) A III.2. pont szerinti támogatás megállapításakor a kiválással érintett önkormányzatnak járó támogatást lakosságarányosan meg kell osztani a 2014. évben megalakult önkormányzattal.

d) A III.3. és III.4. pontokban szereplő támogatásokat azok a települési önkormányzatok vehetik igénybe, amelyek

- az adott szociális szolgáltatás, illetve gyermekjóléti szolgáltató tevékenység tekintetében a szolgáltatói nyilvántartásba bejegyzésre kerültek, és
- a Szoctv. 58/A. §-a, illetve a Gyvt. 145. §-a alapján az adott szociális, gyermekjóléti szolgáltatóra, intézményre, hálózatra, ellátotti létszámra, férőhelyszámra befogadást nyertek, vagy a támogatásra befogadás nélkül is jogosultak.

e) A Mötv. szerinti társulás keretében történő működtetés esetén

- a III.3.*a)* alpont szerinti támogatás összegének számításánál a társult települések összlakosságszámát kell figyelembe venni,
- a III.3.*b)* alpont alatti támogatás akkor vehető igénybe, ha a társult települések lakosságszáma együttesen meghaladja a 40 000 főt.

f) A III.3. pont szerinti feladatok esetében a társulásoknak járó magasabb támogatás akkor igényelhető, ha

- a feladat ellátásáról a Mötv. szerinti önkormányzati társulás saját fenntartású intézménye, szolgáltatója útján gondoskodik, és
- a feladat ellátásában részt vevő települési önkormányzatok önállóan az adott feladat ellátását nem biztosítják, az adott feladat tekintetében nincs szolgáltatójuk, intézményük bejegyezve a szolgáltatói nyilvántartásba, valamint
- a társult és ellátott települési önkormányzatok lakosságszáma
  = az *a)*, *c)-d)*, és *f)-i)* alpontok szerinti feladatok esetében együttesen legalább 3 000 fő,
  = a *jb)-k)* alpontok szerinti feladatok esetében együttesen legalább 5 000 fő,
- az adott feladathoz járó alaptámogatás igénylésére az önkormányzat jogosult.

Egy települési önkormányzat ugyanazon feladat ellátása tekintetében a támogatás szempontjából kizárólag egy társulásban vehető figyelembe.

g) A III.3. és III.4. pontokban szereplő támogatások igénybevételének feltétele az ellátott adatainak – a Szoctv. 20/C. § (1)-(4) bekezdései, illetve a Gyvt. 139. § (2) és (3) bekezdései szerinti – nyilvántartásba vétele, valamint a külön jogszabály szerinti időszakos jelentési kötelezettség teljesítése. A támogatás igénybevételére a fenntartó attól az időponttól jogosult, amikor a nyilvántartásba vettek ellátását az időszakos jelentés szerint ténylegesen megkezdte. Ha a települési önkormányzatok egymás közötti és körön kívüli feladat-, illetve intézmény átadása-átvétele következtében az érintett felek a finanszírozást – a Kiegészítő szabályok 2.*c)* alpontja szerint – pénzeszköz-átadással, -átvétellel egymás közötti megállapodás útján rendezik, úgy a nyilvántartásba vétel és az időszakos jelentési kötelezettség teljesítése az átvevő fenntartó tekintetében vizsgálandó.

h) A III.3. és III.4. pontokban szereplő támogatások teljes összege abban az esetben jár, ha a szolgáltatás, intézmény a tárgyév egészében szerepel a szolgáltatói nyilvántartásban.

Amennyiben a III.3. és III.4. pontok szerinti szolgáltatás, intézmény nem egész évben működik, a támogatás a működés megkezdését követő hónap 1-jétől, illetve megszűnése hónapjának utolsó napjáig időarányosan jár. Amennyiben a szolgáltatói nyilvántartásba történő bejegyzés adott hónap első napjától érvényes, és a szolgáltatás, intézmény ezen időponttól jogszerűen működik, e hónapra a támogatás igénybe vehető.

i) A szociális, gyermekjóléti és gyermekvédelmi szolgáltatások egyidejű igénybevételére vonatkozó szabályok:

ia) Ha az ellátott ugyanazon a napon több szolgáltatótól, intézménytől, hálózattól, illetve székhelytől, telephelytől (a továbbiakban együtt: engedélyes) is ugyanabban – a III.3. *b)-d)* és *f)-k)* pontjai szerint támogatott és a Szoctv. 20/C. § (2) bekezdésének és a Gyvt. 139. § (3) bekezdésének hatálya alá nem tartozó (e melléklet alkalmazása során a továbbiakban:

adatszolgáltatási kötelezettséggel járó és támogatott) – a szociális vagy gyermekjóléti szolgáltatásban részesül, a támogatás szempontjából az adott napon ellátottként csak annál az engedélyesnél vehető figyelembe, amelyik az ellátottról előbb teljesítette a *g)* alpont szerinti időszakos jelentést.

ib) Az *ia)* alpont szerinti rendelkezést kell alkalmazni akkor is, ha az ellátott ugyanazon a napon több, adatszolgáltatási kötelezettséggel járó és támogatott gyermekek átmeneti gondozásába tartozó ellátásban részesül.

ic) Ha az ellátott ugyanazon a napon több engedélyestől részesül hajléktalan személyek nappali ellátásában, a támogatás szempontjából az ellátott valamennyi engedélyesnél figyelembe vehető.

id) Szociális étkeztetés esetén – a népkonyha kivételével – a támogatás szempontjából nem vehető figyelembe az ellátott arra a napra, amelyen

ida) a demens személy időskorúak nappali ellátásában,

idb) fogyatékos személyek nappali ellátásában,

idc) pszichiátriai betegek nappali ellátásában,

idd) szenvedélybetegek nappali ellátásában vagy

ide) hajléktalan személyek nappali ellátásában

is részesül.

ie) Házi segítségnyújtás esetén a támogatás szempontjából nem vehető figyelembe az ellátott arra a napra, amelyen nappali ellátásban is részesül.

if) Adatszolgáltatási kötelezettséggel járó és támogatott szociális alapszolgáltatás esetén a támogatás szempontjából nem vehető figyelembe az ellátott arra a napra, amelyen adatszolgáltatási kötelezettséggel járó és támogatott gyermekjóléti alapellátásban, gyermekvédelmi szakellátásban vagy szociális szakosított ellátásban is részesül, az *ig)* alpontban foglalt kivételekkel.

ig) Hajléktalan személyek nappali ellátása esetén a támogatás szempontjából figyelembe kell venni az ellátottat, ha ugyanazon a napon éjjeli menedékhelyen vagy hajléktalan személyek átmeneti szállásán bentlakásos szociális intézményi ellátásban is részesül.

ih) Családi gyermekfelügyelet esetén a támogatás szempontjából nem vehető figyelembe az ellátott arra a napra, amelyen bölcsődei ellátásban, hetes bölcsődei ellátásban vagy családi napközi ellátásban is részesül.

ii) Családi napközi esetén a támogatás szempontjából nem vehető figyelembe az ellátott arra a napra, amelyen bölcsődei ellátásban vagy hetes bölcsődei ellátásban is részesül.

ij) Bölcsődei ellátás esetén a támogatás szempontjából nem vehető figyelembe az ellátott arra a napra, amelyen hetes bölcsődei ellátásban is részesül.

ik) Hetes bölcsődei ellátás esetén a támogatás szempontjából nem vehető figyelembe az ellátott arra a napra, amelyen gyermekek átmeneti otthonában vagy családok átmeneti otthonában nyújtott átmeneti gondozásban, vagy helyettes szülői ellátásban is részesül.

il) Adatszolgáltatási kötelezettséggel járó és támogatott gyermekjóléti alapellátás esetén a támogatás szempontjából nem vehető figyelembe az ellátott arra a napra, amelyen adatszolgáltatási kötelezettséggel járó és támogatott szociális szakosított ellátásban vagy a Gyvt. 139. § (3) bekezdésének hatálya alá nem tartozó gyermekvédelmi szakellátásban is részesül, az *im)* alpontban foglalt kivételekkel.

im) Bölcsődei ellátás és családi napközi ellátás esetén a támogatás szempontjából figyelembe kell venni az ellátottat, ha ugyanazon a napon otthont nyújtó ellátásban is részesül.

in) Ugyanarra a napra ugyanazon ellátott a támogatás szempontjából nem vehető figyelembe több, adatszolgáltatási kötelezettséggel járó és támogatott szociális szakosított ellátás esetén.

j) A III.3.*ja)* alpont esetében

ja) a bölcsődébe beíratottnak az a gyermek minősül, akit az intézménybe felvettek, beírattak és megjelenik a napi nyilvántartási rendszerben;

jb) a nevelés nélküli munkanapon, valamint a nyári zárvatartás idején az ügyeletet biztosító intézményben kell jelenteni az áthelyezett, beíratott gyermeket (továbbiakban: ügyeletes ellátás). Abban a hónapban, amikor a beíratott gyermek ügyeletes ellátást is igénybe vesz, – a III.3.*ja)* alpontban előírt legfeljebb 10 napos hiányzási határérték szempontjából – a beíratása szerinti és az ügyeletes intézmény szerinti hiányzási napokat egybe kell számítani. Az ügyeletet biztosító intézményben a gyermekek létszáma egyetlen napon sem haladhatja meg a szolgáltatói nyilvántartásban szereplő férőhelyszám 120%-át;

jc) amennyiben a gyermek az intézményben nem egész hónapra jelenik meg beíratottként, akkor a támogatás – III.3.*ja)* alpontban előírt legfeljebb 10 napos hiányzási határérték figyelmen kívül hagyásával – a ténylegesen igénybe vett napok száma alapján jár, feltéve, hogy ezeken a napokon a gyermek jogviszonyban is állt az intézménnyel.

k) A nappali, illetve a bentlakásos intézményi ellátást nyújtó intézményekben – kivéve a hajléktalanok nappali intézményét – a Szoctv. 92/K. § (5)-(6) bekezdései alapján az ellátottak száma egyetlen napon sem haladhatja meg:

- nappali intézmény esetén – a nappali melegedő kivételével – a szolgáltatói nyilvántartásban meghatározott férőhelyszám 110%-át,
- bentlakásos intézmény esetén a szolgáltatói nyilvántartásban meghatározott férőhelyszám 105%-át,

éves átlagban pedig a férőhelyszám 100%-át.

Házi segítségnyújtás esetében az ellátottak száma egyetlen napon sem haladhatja meg a szolgáltatói nyilvántartásban meghatározott ellátotti létszám 110%-át, éves átlagban pedig annak 100%-át.

l) A III.4.*a)* alpontban a segítő munkatársak, illetve a III.4.*b)* alpontban az elismert intézményvezető létszámának meghatározása az alábbi paraméterek figyelembevételével történik:

Megnevezés	Finanszírozás szempontjából elismert létszám
Intézményvezető/Szakmai vezető	1 fő
Segítő:	4 ellátottra 1 fő

- időskorúak átmeneti és tartós, valamint hajléktalan személyek tartós bentlakásos ellátása esetén: a személyes gondoskodást nyújtó szociális intézmények szakmai feladatairól és működésük feltételeiről szóló 1/2000. (I.7.) SzCsM rendelet 2. számú melléklete szerint az adott ellátásra vonatkozó, kötelező létszámnormában szereplő munkakörök (intézményvezető kivételével) - gyermekek átmeneti gondozása esetén: a személyes gondoskodást nyújtó gyermekjóléti, gyermekvédelmi intézmények, valamint személyek szakmai feladatairól és működésük feltételeiről szóló 15/1998. (IV.30.) NM rendelet 1. számú melléklete szerint az adott ellátásra vonatkozó, kötelező létszámnormában szereplő munkakörök (intézményvezető/szakmai vezető kivételével)	

m) Amennyiben a III.4. pont szerinti szociális szakosított ellátást, gyermekek átmeneti gondozását biztosító intézmény egyéb ellátotti csoportokról – pl. fogyatékos személyekről, pszichiátriai és szenvedélybetegségben szenvedőkről, gyermekvédelmi szakellátásban részesülőkről – is gondoskodik, úgy az intézmény-üzemeltetési támogatáshoz az intézmény-üzemeltetési kiadást meg kell osztani, és az adatszolgáltatás során kizárólag az időskorúak átmeneti és tartós, a hajléktalan személyek tartós bentlakásos ellátásának, illetve a gyermekek átmeneti gondozásának adatait lehet szerepeltetni.

n) A III.5. pont szempontjából az óvodai, iskolai, kollégiumi és externátusi étkeztetést igénybe vevő gyermekek, tanulók 2015. évi becsült átlaglétszáma és az étkezési napok száma alapján tervezhető, illetve igényelhető. Az étkeztetésben részt vevők számának megállapításánál egy fő – függetlenül attól, hogy többszöri étkezésben is részt vesz – csak egy létszámként és egy intézménynél szerepelhet. Az igényjogosultság szempontjából egy fő létszámnak az a gyermek, tanuló számít, akinek naponta legalább a déli, többfogásos, meleg főétkezés biztosított. Az elszámolás dokumentuma az élelmezési nyilvántartás illetve térítési díj-kedvezményre való jogosultság esetén az azt alátámasztó irat is.

Az étkezésben részt vevők naptári évre, naponként összesített éves létszámát el kell osztani óvodai étkeztetés esetén 220 nappal, kollégiumi, externátusi étkeztetés esetén 200 nappal, iskolai étkeztetés esetén 185 nappal. A nyári szünidőben szervezett napközi ellátáshoz (üdültetéshez, táboroztatáshoz, egyéb szabadidős programhoz) kapcsolódóan biztosított szervezett étkeztetésben részt vevők létszáma az előbbi számításokban nem vehető figyelembe.

A Gyvt. alapján szervezett, a települési önkormányzat által fenntartott (napos, hetes) bölcsődében elhelyezett gyermekek esetében a gyermekétkeztetésben ellátottak számának meghatározása: tervezéskor az ellátottak éves becsült számának figyelembevételével meghatározott gondozási napok száma osztva 235-tel, elszámolásnál a havi jelentőlapok szerinti, naponta ténylegesen ellátásban részesülő gyermekek száma alapján összesített éves gondozási napok száma osztva 235-tel.

A települési önkormányzat által fenntartott fogyatékos személyek nappali intézményében elhelyezett gyermekek étkeztetése esetén az ellátottak számának meghatározása: tervezéskor az ellátottak éves becsült száma, elszámolásnál a nappali ellátásban részesülők látogatási és eseménynaplója alapján naponta összesített ellátottak száma – a heti 6, illetve heti 7 napos

nyitva tartással működő intézmények a 6, illetve 7 nap alapul vételével – osztva 251-gyel. Nem vehetők figyelembe a kizárólag étkezésben részesülők.

o) A III. pont szerinti támogatásokra vonatkozó felhasználási szabályok

A támogatások kizárólag a támogatás céljaként meghatározott feladatokra használhatók fel, a következők mellett:

oa) a III.1. pont szerinti támogatás kizárólag az abban meghatározott célokra fordítható. A támogatás szempontjából kizárólag az egységes rovatrend „Ellátottak pénzbeli juttatásai" megfelelő rovatain elszámolt kiadások vehetők figyelembe,

ob) a III.2. pont szerinti támogatás a III.1. pontban szereplő ellátások önrészére, a III.3. és III.5. pontok szerinti feladatokra, a közfoglalkoztatási feladatok egyéb állami támogatással nem fedezett részére, a gyermekétkeztetés térítési díjának szociális alapon történő egyedi mérséklésére vagy elengedésére, az önkormányzati helyi hatáskörű pénzbeli és természetbeni ellátások nyújtására, valamint az állampolgárok lakáshoz jutásának települési önkormányzatok általi, szociális alapon történő támogatására használható. A támogatás szempontjából kizárólag az „Ellátottak pénzbeli juttatásai" megfelelő rovatain, illetve a „Rövid időtartamú közfoglalkoztatás", a „Start-munka program - Téli közfoglalkoztatás", a „Hosszabb időtartamú közfoglalkoztatás", a „Közfoglalkoztatás mobilitását szolgáló támogatás (közhasznú kölcsönző részére)", az „Országos közfoglalkoztatási program", a „Közfoglalkoztatási mintaprogram", a „Lakáshoz jutást segítő támogatások", a „Lakóingatlan szociális célú bérbeadása, üzemeltetése", a „Lakásfenntartással, lakhatással összefüggő ellátások" kormányzati funkciókon, valamint az *oc)* és *oe)* pontokban szereplő kormányzati funkciókon elszámolt kiadások vehetők figyelembe,

oc) a III.3.*a)-k)* alpontok között átcsoportosítás hajtható végre. A támogatás szempontjából kizárólag a „Családsegítés", a „Gyermekjóléti szolgáltatások", a „Szociális étkeztetés", a „Házi segítségnyújtás", a „Falugondnoki, tanyagondnoki szolgáltatás", az „Idősek, demens betegek nappali ellátása", a „Fogyatékossággal élők nappali ellátása", a „Pszichiátriai betegek nappali ellátása", a „Szenvedélybetegek nappali ellátása", a „Hajléktalanok nappali ellátása", a „Gyermekek napközbeni ellátása", a „Hajléktalanok átmeneti ellátása" kormányzati funkciókon elszámolt kiadások vehetők figyelembe,

od) a III.4. pont szerinti támogatás a támogatással érintett intézmények szakmai dolgozóinak béreire, valamint a III.4.*b)* alpont szerinti útmutatóban szereplő működési és felújítási kiadásokra fordítható, azzal, hogy a III.4.*a)* és III.4.*b)* alpontok között átcsoportosítás hajtható végre. E támogatást az önkormányzat a családok átmeneti otthonából év közben kikerülők otthontalanságának megszüntetéséhez is felhasználhatja. A támogatás szempontjából kizárólag a „Gyermekek átmeneti ellátása", az „Időskorúak, demens betegek tartós bentlakásos ellátása", „Hajléktalanok tartós bentlakásos ellátása" kormányzati funkciókon elszámolt kiadások vehetők figyelembe,

oe) a III.5. pont szerinti támogatás kizárólag az étkeztetés teljes önköltségére (annak megszervezésével összefüggő valamennyi költségre, ideértve a felhalmozási jellegű kiadásokat is) számolható el, azzal, hogy a III.5.*a)* és III.5.*b)* alpontok szerinti támogatások egymás között átcsoportosíthatók. A támogatás szempontjából kizárólag

a „Gyermekétkeztetés" kormányzati funkción elszámolt kiadások vehetők figyelembe.

of) a III.6. pont szerinti támogatást a települési önkormányzat kizárólag a 2015. évi január-december hónapokban kifizetendő ágazati pótlékra és annak közterheire használhatja fel.

6. A IV. pont szerinti támogatásra vonatkozó speciális kiegészítő szabályok

a) A IV.1.*a)* alpont szerinti támogatás jogszerű felhasználásának feltétele, hogy a megyei hatókörű városi múzeumot fenntartó települési önkormányzat költségvetési rendeletében saját bevételei terhére kiegészítő hozzájárulást biztosítson a múzeumi feladatok ellátásához.

A támogatás felhasználását a Kult. tv. 45. § (5) bekezdés *d)* pontja szerinti beszámolóban is szerepeltetni szükséges.

b) A IV.1.*b)* alpont szerinti támogatás felhasználását a Kult. tv. 68. § (3) bekezdés *d)* pontja szerinti beszámolóban is szerepeltetni szükséges.

A támogatás jogszerű felhasználásának feltétele, hogy a megyei könyvtárat fenntartó települési önkormányzat költségvetési rendeletében saját bevételei terhére kiegészítő hozzájárulást biztosítson a városi könyvtári feladatok ellátásához.

c) A IV.1.*d)* alpont szerinti támogatás jogszerű felhasználásának feltétele, hogy a települési önkormányzat biztosítsa

- a nyilvános könyvtár, könyvtári szolgáltató hely és a közművelődési intézmény, közösségi színtér nyitva tartását a hét valamely szabadnapján vagy munkaszüneti napján is,
- a közművelődési intézmény nyitva tartását hetente legalább egy alkalommal 21 óráig,
- a közösségi színtér nyitva tartását havonta legalább egy alkalommal 21 óráig.

d) A IV.1.*a)*, *d)*, *h)* és *i)* alpontok szerinti támogatások felhasználásáról az önkormányzat 2016. február 29-éig adatszolgáltatást köteles teljesíteni, amelynek formáját, tartalmát és rendjét a kultúráért felelős miniszter által kiadott Útmutató rögzíti.

e) A IV. pont szerinti támogatásokra vonatkozó felhasználási szabályok

A támogatások kizárólag a támogatás céljaként meghatározott feladatokra használhatók fel, a következők mellett:

ea) A IV.1.*a)* és IV.1.*e)* alpontok szerinti támogatások szempontjából kizárólag a „Múzeumi gyűjteményi tevékenység", a „Múzeumi tudományos feldolgozó és publikációs tevékenység", a „Múzeumi kiállítási tevékenység", valamint a „Múzeumi közművelődési, közönségkapcsolati tevékenység" kormányzati funkciókon elszámolt kiadások vehetők figyelembe.

eb) A IV. 1. *a)* alpont szerinti támogatás legalább 20%-át a Kult. tv. 45/A. § (2) bekezdés *b)* pont *bh)* alpontjában meghatározott feladatok ellátása érdekében a következő tevékenységekre kell fordítani:

– módszertani műhelygyakorlat megszervezésére legalább évente kétszer

- restaurálási és műtárgyvédelmi tevékenység körében gyakorlati bemutatóval egybekötve,
- szakáganként gyűjteménykezelési, nyilvántartási, gyűjtemény-feldolgozási, különösen digitalizálási tevékenység témakörben,
- múzeumpedagógia területén óvodapedagógusoknak és pedagógusoknak a Klebelsberg Intézményfenntartó Központ megyeközponti tankerületével egyeztetett tematika alapján, a kerettantervi kapcsolódások bemutatása érdekében,

– a múzeum felsőfokú végzettségű, a Múzeumi Állományvédelmi Bizottság éves akkreditált továbbképzését elvégzett állományvédelmi felelőse helyszíni bejárására a megye területén lévő muzeális intézményekbe legalább évente egyszer, valamint

– a múzeum két szakmai munkakört betöltő munkatársának beiskolázására legalább 30 órás, a miniszter által akkreditált vagy az Országos Képzési Jegyzékben szereplő képzésre, vagy legalább 30 órás képzés megtartására a módszertani műhelygyakorlattal érintett tevékenységek valamelyikéhez kapcsolódva.

A fentiekről készített költségkalkulációt a Kult. tv. 45. § (5) bekezdés *e)* pontja szerinti feladatalapú költségvetés részeként – legkésőbb 2015. március 31-éig – az önkormányzat megküldi a kultúráért felelős miniszter részére.

ec) A IV.1.*b)* alpont szerinti támogatás a Kult. tv. 66. §-ában foglalt feladatok megvalósításához kapcsolódó személyi juttatások és azok járulékai, dologi kiadások és felhalmozási kiadások finanszírozására használható fel. A támogatás terhére elszámolhatóak a könyvtári szakpolitikai programok területi szintű koordinációjának és megvalósításának kiadásai is.

A támogatás szempontjából kizárólag a „Könyvtári állomány gyarapítása, nyilvántartása", a „Könyvtári állomány feltárása, megőrzése és védelme", valamint a „Könyvtári szolgáltatások" kormányzati funkciókon elszámolt kiadások vehetők figyelembe.

A támogatás legalább 10%-át könyvtári dokumentum vásárlására kell fordítani, ideértve a nemzetiségi nyelvű könyvtári dokumentumok beszerzését is.

A támogatásból biztosítani kell továbbá legalább

– egy fő szakmai munkakörben foglalkoztatott könyvtáros szakmai továbbképzését, továbbá

– évente egy alkalommal a megye könyvtárosai számára a könyvtári szolgáltatások megvalósításával kapcsolatos információs szakmai műhelynap megszervezését.

ed) A IV.1.*c)* és IV.1.*g)* alpontok szerinti támogatások szempontjából kizárólag a „Közművelődés - közösségi és társadalmi részvétel fejlesztése", a „Közművelődés - hagyományos közösségi kulturális értékek gondozása", a „Közművelődés - egész életre kiterjedő tanulás, amatőr művészetek", valamint a „Közművelődés - kulturális alapú gazdaságfejlesztés" kormányzati funkciókon elszámolt kiadások vehetők figyelembe.

ee) A IV.1.*d)* alpont szerinti támogatásra vonatkozó szabályok:

eea) a támogatás szempontjából kizárólag az *ec)* és *ed)* pontokban szereplő kormányzati funkciókon elszámolt kiadások vehetők figyelembe,

eeb) a támogatás legalább 10%-át közművelődési intézmény, közösségi színtér működtetésére kell felhasználni,

eec) a Kult. tv. 64. § (2) bekezdés *a)* pontja alapján a nyilvános könyvtárat fenntartó önkormányzatnak a támogatás legalább 10%-át könyvtári dokumentum vásárlására kell felhasználnia,

eed) az 1200 fő és az alatti lakosságszámú önkormányzatnak a támogatás legalább 15 %-át könyvtári szolgáltatásokhoz szükséges infrastruktúra megújítására és a Kult. tv. 76. § (2) bekezdés *e)* pontjában foglalt közművelődési tevékenységhez kapcsolódó kiadásokra kell felhasználnia.

ef) A IV.1.*f)* alpont szerinti támogatásra vonatkozó szabályok:

efa) a támogatás szempontjából kizárólag az *ea)*, *ec)* és *ed)* pontokban szereplő kormányzati funkciókon elszámolt kiadások vehetők figyelembe,

efb) Budapest Főváros Önkormányzatának a támogatást a Budapesti Művelődési Központ, a Fővárosi Szabó Ervin Könyvtár és a Budapesti Történeti Múzeum működésének és feladatellátásának biztosításához kapcsolódó működési és felhalmozási kiadásokra kell felhasználnia,

efc) a Fővárosi Szabó Ervin Könyvtárra jutó támogatás legalább 10%-át könyvtári dokumentum vásárlására, további legalább 10%-át módszertani szakirányítási feladat ellátására kell fordítani. A támogatásból biztosítani kell továbbá legalább egy fő szakmai munkakörben foglalkoztatott könyvtáros szakmai továbbképzését.

eg) A IV.1.*h)* alpont szerinti támogatásra vonatkozó szabályok:

ega) a támogatás szempontjából kizárólag az *ec)* pontban szereplő kormányzati funkciókon elszámolt kiadások vehetők figyelembe,

egb) a támogatást az 5000 főnél kisebb lakosságszámmal rendelkező települési önkormányzat által a megyei könyvtárral kötött kistelepülési megállapodás alapján igénybe vett, a Könyvtári Szolgáltató Rendszer (a továbbiakban: KSZR) által nyújtott szolgáltatások teljesítéséhez kapcsolódó kiadásokra lehet felhasználni,

egc) ha a megyei könyvtár a KSZR szolgáltatás megszervezéséhez megállapodást köt a városi könyvtárral, a városi könyvtár által ellátott feladatok költségeinek fedezetéről e támogatás keretei között a megyei könyvtár gondoskodik.

eh) A IV.1.*i)* alpont szerinti támogatásra vonatkozó szabályok:

eha) a támogatás szempontjából kizárólag az *ec)* pontban szereplő kormányzati funkciókon elszámolt kiadások vehetők figyelembe,

ehb) a nyilvános könyvtár technikai, informatikai, műszaki eszközeinek, berendezési tárgyainak gyarapítására fordított összeg a támogatás 30%-át nem haladhatja meg.

ei) A IV.2.*a)* alpont szerinti támogatás szempontjából kizárólag a „Színházak tevékenysége" kormányzati funkciókon elszámolt kiadások vehetők figyelembe.

ej) A IV.2.*b)* és IV.2.*c)* alpontok szerinti támogatások szempontjából kizárólag a „Művészeti tevékenységek (kivéve: színház)" kormányzati funkciókon elszámolt kiadások vehetők figyelembe.

3. melléklet a 2014. évi C. törvényhez

A helyi önkormányzatok kiegészítő támogatásai

I. Helyi önkormányzatok működési célú költségvetési támogatásai

1. Lakossági víz- és csatornaszolgáltatás támogatása

Előirányzat: 4 500,0 millió forint

Az előirányzat azon települési önkormányzat támogatására szolgál, amelynek az önkormányzati, az állami és egyéb szolgáltatók által végzett lakossági közműves ivóvízellátás és szennyvízszolgáltatás, valamint a más víziközmű társaságtól vásárolt, illetve átvett lakossági célú ivóvíz ráfordításai magasak.

A támogatást a települési önkormányzatok pályázati úton igényelhetik. A támogatás elosztása a pályázók között a tárgyévet megelőző egyéves időszak lakossági fogyasztásának mennyisége, az ebben várható változások és a szolgáltatás tényleges, illetve várható ráfordításai figyelembevételével történik. A támogatás településenkénti összegének megállapítása során figyelembe kell venni az adott önkormányzat lakosainak szociális helyzetét is.

Az előirányzat szolgál részbeni fedezetül az egészséges ivóvízzel való ellátás ideiglenes módozatai ráfordításainak támogatására is azon települési önkormányzatok esetén, amelyek az Állami Népegészségügyi és Tisztiorvosi Szolgálat határozata alapján kötelesek a településen élők részére az egészséges ivóvizet zacskós vagy palackos kiszerelésben, illetve tartálykocsis szállítással biztosítani.

A támogatásról tárcaközi bizottság javaslata alapján a vízgazdálkodásért felelős miniszter dönt. A vissza nem térítendő támogatás folyósítása előfinanszírozás keretében, egy összegben történik, felhasználásának határideje tárgyév december 31-e.

2. Helyi szervezési intézkedésekhez kapcsolódó többletkiadások támogatása

Előirányzat: 1 200,0 millió forint

A központi költségvetés hozzájárulást biztosít a települési önkormányzatnak az általa fenntartott intézményben biztosított feladatellátás ésszerű megszervezése folytán felszabaduló létszám miatti, 2014. szeptember 30. napját követően hozott döntéseikhez kapcsolódó 2014. és 2015. években esedékes jogszabályi kötelezettségeik teljesítéséhez.

A támogatás feltétele, hogy a települési önkormányzati, illetve társulási szintű létszámcsökkentéssel kapcsolatban meghozott döntés egyidejűleg az álláshely megszüntetését is jelentse. További feltétel, hogy a megszüntetett álláshely legalább öt évig nem állítható vissza, kivéve, ha jogszabályból (ide nem értve a települési önkormányzat rendeletét, illetve a társulás határozatát) adódó többletfeladatok ezt indokolttá teszik. Támogatásra csak az az önkormányzat jogosult, amely saját forrásból a jogszabályban meghatározott juttatásokat nem képes teljesíteni.

A pályázat benyújtása három ütemben történik: I. ütem 2015. április 10., II. ütem 2015. július 10. és III. ütem 2015. szeptember 25.

A támogatásról tárcaközi bizottság javaslata alapján a helyi önkormányzatokért felelős miniszter dönt.

A 2015. évben megítélt vissza nem térítendő támogatás folyósítása:

a) az önkormányzat által 2015. évben teljesítendő jogszabályi kötelezettség kifizetéséhez az I. ütemben a 2015. július, a II. ütemben a 2015. október, a III. ütemben a 2015. december havi nettó finanszírozás keretében, előfinanszírozás formájában, egy összegben,

b) a 2016. évre áthúzódó fizetési kötelezettség esetén 2016. évben, teljesítésarányosan,

felhasználása a folyósítás évében december 31-éig történik.

Az előirányzat fedezetet nyújt továbbá

- a helyi szervezési intézkedésekhez kapcsolódó többletkiadások támogatása jogcímen az előző években jóváhagyott, tárgyévre áthúzódó, valamint a tárgyévben jóváhagyott kötelezettségvállalások, valamint
- a prémiumévek programról és a különleges foglalkoztatási állományról szóló 2004. évi CXXII. törvény szerinti munkáltatói kifizetések

forrására.

3. Gyermekszegénység elleni program keretében nyári étkeztetés biztosítása

Előirányzat: 3 000,0 millió forint

Az előirányzat a rászoruló gyermekek nyári étkeztetését biztosító települési önkormányzatok feladatellátásának pályázati úton történő támogatására szolgál. Pályázatot az a települési önkormányzat nyújthat be, amely vállalja, hogy a nyári időszakban a rendszeres gyermekvédelmi kedvezményben részesülő gyermekek számára étkeztetést biztosít.

A támogatásról a gyermekek és az ifjúság védelméért felelős miniszter dönt.

A vissza nem térítendő támogatás folyósítása előfinanszírozás keretében, egy összegben történik. Amennyiben az előirányzat a pályázat keretében nem kerül teljes egészében felhasználásra, illetve év közben a megállapított támogatásokból legkésőbb 2015. szeptember 30-áig visszafizetés történik, az így keletkezett maradvány azon települési önkormányzatok egyösszegű támogatására fordítható, amelyek saját forrás felhasználásával szervezték meg a nyári gyermekétkeztetést.

A támogatás felhasználásának határideje tárgyév december 31-e.

4. A kötelezően ellátandó helyi közösségi közlekedési feladat támogatása

Előirányzat: 24 000,0 millió forint

Az előirányzat a személyszállítási szolgáltatásokról szóló 2012. évi XLI. törvény 4. § (4) bekezdés *c)* pontja szerinti, a Budapest Főváros Önkormányzata által kötelezően ellátandó feladatok támogatására szolgál. A támogatás a fővárosi helyi közösségi közlekedés 2015. évi működésének támogatására fordítható.

A támogatás nem haladhatja meg az Európai Közösségek Tanácsának 1370/2007/EK rendelete alapján megállapított, a fővárosi helyi közlekedési közszolgáltatás ellátása során felmerülő veszteséget.

A vissza nem térítendő támogatás folyósítása részletekben, időarányosan történik, felhasználásának határideje tárgyév december 31-e.

A közlekedésért felelős miniszter és a helyi önkormányzatokért felelős miniszter az államháztartásért felelős miniszter egyetértésével Budapest Főváros Önkormányzatával a támogatás felhasználásának szabályairól támogatási szerződést köt.

5. A települési önkormányzatok helyi közösségi közlekedésének támogatása

Előirányzat: 2 015,0 millió forint

Az előirányzatból támogatást – a Budapest Főváros Önkormányzata kivételével – az a települési önkormányzat igényelhet, amely a településen a tárgyév egészében helyi közforgalmú közlekedést lebonyolító gazdálkodó szervezetet, illetve költségvetési szervet tart fenn, a helyi közforgalmú közlekedés lebonyolítására az önkormányzati, állami és egyéb szolgáltatóval jogszabály alapján közszolgáltatási szerződést kötött, vagy egyéb a tevékenység gyakorlásának jogát koncessziós szerződésben időlegesen átengedte (a továbbiakban együtt: helyi közlekedés).
A támogatást a települési önkormányzatok pályázati úton igényelhetik. A támogatás igénylésénél a települési önkormányzat nyilatkozik, hogy a helyi közlekedés ellátásához és fejlesztéséhez a tárgyévet megelőző évben, a tárgyévet megelőző évet érintően szolgáltatónként milyen összegű saját forrás átadásával járult hozzá. A támogatás összege ezen önkormányzati saját forrást legfeljebb 25%-kal haladhatja meg.

A támogatás a tárgyévet megelőző évben ténylegesen teljesített – környezetvédelmi szempontból súlyozott – személyszállítási teljesítmények (férőhely-kilométer) arányában kerül elosztásra, figyelembe véve az egyes közlekedési üzemágazatok, és a településkategóriák tárgyévet megelőző évi üzemi szintű fajlagos ráfordításait is.
A támogatás a települési önkormányzatnak az Európai Közösségek Tanácsának 1370/2007/EK rendelete alapján megállapított, a helyi közlekedési közszolgáltatás ellátása során felmerülő – tárgyévet megelőző évi – vesztesége erejéig igényelhető, és annak pótlására használható fel. A települési önkormányzat a kapott támogatást a tárgyévet megelőző évben a területén működő, pályázatában szereplő szolgáltatók részére az elosztás szerinti összegben utalja tovább.

A támogatásról a közlekedésért felelős miniszter dönt. A vissza nem térítendő támogatás folyósítása részletekben, időarányosan történik, felhasználásának határideje tárgyév december 31-e.

6. Önkormányzati adatszolgáltatások minőségének javítása

Előirányzat: 50,0 millió forint

A központi költségvetés – az önkormányzati adatszolgáltatások minőségének javítása érdekében – támogatást biztosít az államháztartási adatszolgáltatásokat rendszeresen időben, és kiváló minőségben teljesítő települési önkormányzatok számára.
A támogatást a települési önkormányzatok pályázati úton igényelhetik.
A támogatás az államháztartási adatszolgáltatások teljesítésében közreműködő dolgozók egyszeri elismerésére fordítható.
A támogatásról az államháztartásért felelős miniszter dönt. A vissza nem térítendő támogatás folyósítása előfinanszírozás keretében, egy összegben történik, felhasználásának határideje tárgyév december 31-e.

7. Megyei önkormányzatok rendkívüli támogatása

Előirányzat: 500,0 millió forint

Az előirányzat szolgál a megyei önkormányzatok 2015. évi váratlan kiadásai támogatására bevételeik figyelembevételével.
A támogatást a megyei önkormányzatok pályázati úton igényelhetik.
A támogatásról tárcaközi bizottság javaslata alapján a helyi önkormányzatokért felelős miniszter és az államháztartásért felelős miniszter együttesen dönt.
A támogatás folyósítása előfinanszírozás keretében, egy összegben történik, formája lehet

a) vissza nem térítendő támogatás, melynek felhasználási határideje a folyósítást követő harmadik hónap utolsó napja, kivéve azoknál a támogatásoknál, amelynek célja és nagyságrendje megköveteli, hogy a helyi önkormányzatokért felelős miniszter a támogatási döntést követően a támogatás felhasználásának és elszámolásának feltételeiről támogatási szerződést kössön a kedvezményezettel,

b) visszatérítendő támogatás, melynek felhasználási határideje a miniszterek döntése szerinti határidő, de legfeljebb a tárgyévet követő év november 30-a.

8. A közérdekű kéményseprő-ipari közszolgáltató meg nem térülő költségeinek támogatása

Előirányzat: 100,0 millió forint

A központi költségvetés a nem rendszeres kéményseprő-ipari közszolgáltatás szabályairól és az ennek során eljáró állami szervek kijelöléséről szóló 511/2013. (XII. 29.) Korm. rendelet alapján a közérdekű közszolgáltató átmeneti ellátásért járó közszolgáltatási díjból nem fedezhető, indokolt költségei megtérítésére biztosít támogatást az ellátásért felelős települési önkormányzatokon keresztül.

A Magyar Energetikai és Közmű-szabályozási Hivatal tájékoztatásának figyelembevételével megállapított támogatásról a helyi önkormányzatokért felelős miniszter dönt. A vissza nem térítendő támogatás folyósítása előfinanszírozás keretében, a közérdekű közszolgáltató kijelölése megszűnéséig vagy az új közszolgáltatási szerződés alapján történő kéményseprő-ipari közszolgáltatás megkezdéséig havonta történik.

9. Átmeneti ivóvízellátás biztosításával kapcsolatos költségek finanszírozásának támogatása

Előirányzat: 180,0 millió forint

Az előirányzat szolgál a települési önkormányzatoknál felmerülő konténerizált víztisztító és vízkiadó berendezésekhez kapcsolódó üzemeltetési költségek támogatására. Az előirányzat terhére támogatást igényelhet a települési önkormányzat a 2015. évben felmerült,
a) a honvédelemért felelős miniszter által biztosított konténerizált víztisztító és vízkiadó berendezések (a továbbiakban: szűrőberendezés) települési önkormányzatot terhelő, az üzemeltetési engedély kiadásának napjától számított üzemeltetési költségeinek, továbbá
b) a szűrőberendezés rendszerből való kivonásához szükséges engedélymódosítás költségeinek

támogatására, ha a település lakosságának átmeneti egészséges ivóvízzel történő ellátásához szűrőberendezés került telepítésre az Ivóvízminőség-javító Program befejezéséig.

A támogatást a települési önkormányzatok pályázati úton igényelhetik. A támogatásról a helyi önkormányzatokért felelős miniszter dönt. A vissza nem térítendő támogatás folyósítása előfinanszírozás keretében, egy összegben történik, felhasználásának határideje 2016. január 31.

II. Helyi önkormányzatok felhalmozási célú költségvetési támogatásai

1. Lakossági közműfejlesztés támogatása

Előirányzat: 1 200,0 millió forint

A központi költségvetés a jogosult magánszemély részére a közműfejlesztési hozzájárulás megfizetett összegének a magánszemélyek közműfejlesztési támogatásáról szóló 262/2004. (IX. 23.) Korm. rendeletben (a továbbiakban: közműfejlesztési kormányrendelet) meghatározott hányadát támogatásként a települési önkormányzatokon keresztül biztosítja.

A támogatást a helyi önkormányzat jegyzője kérelem útján igényli a magánszemély jogosultaktól beérkezett, a közműfejlesztési kormányrendeletben foglalt feltételeknek megfelelő igények közműfajtánként és igénylők számának megjelölésével történő összesítésével minden negyedévet követő hónap 20-áig a Magyar Államkincstár illetékes területi szervén (a továbbiakban: Igazgatóság) keresztül.

Az Igazgatóság a beérkezéstől számított húsz napon belül továbbítja az összesített kérelmeket a helyi önkormányzatokért felelős miniszter részére. A vissza nem térítendő támogatás folyósítása előfinanszírozás keretében, egy összegben a kérelmek beérkezését követő hónapban történik.

2. Kompok, révek fenntartásának, felújításának támogatása

Előirányzat: 300,0 millió forint

A támogatást a települési önkormányzatok a meglévő közforgalmú, közútpótló folyami révek, kompok és az azokhoz szükséges parti létesítmények, kiszolgáló utak fenntartására pályázati úton igényelhetik. Méltányolandó kistérségi foglalkoztatás-politikai szempontok esetén lehetőség van a működtetés támogatására is.

A kompközlekedés működtetéséhez Mohács Város Önkormányzatát legalább 30,0 millió forint, Dunafalva Község Önkormányzatát legalább 12,0 millió forint illeti meg az előirányzatból.

A támogatásról tárcaközi bizottság javaslata alapján a közlekedésért felelős miniszter dönt. A vissza nem térítendő támogatás folyósítása előfinanszírozás keretében, egy összegben történik.

3. Önkormányzatok és társulásaik európai uniós fejlesztési pályázatai saját forrás kiegészítésének támogatása

Előirányzat: 16 900,0 millió forint

Az előirányzat szolgál fedezetül a helyi önkormányzat és társulása által megvalósítandó európai uniós fejlesztési célú pályázataihoz szükséges saját forrás kiegészítésére a korábbi években megítélt és támogatási szerződésben rögzített központi költségvetési támogatásból és a 2015. évben megkötött támogatási szerződésekből adódó fizetési kötelezettségek teljesítésére.

2015. évben – a megyei önkormányzat kivételével – a pályázati úton nyújtott támogatás a vízgazdálkodási, az egyes környezetvédelmi, a szociális városrehabilitációs célú, az egészségügyi alapellátást, járóbeteg-szakellátást, valamint a bölcsődei, óvodai és általános iskolai ellátást nyújtó intézmények és belterületi közutak, kerékpárutak infrastrukturális fejlesztéseihez szükséges saját forrás kiegészítésére igényelhető, amelyek – a vízgazdálkodáson belül a vízrendezési és csapadékvíz-elvezetési célt kivéve – a helyi önkormányzat, illetve társulása vagyongyarapodását eredményezik.

2015. évben támogatást kizárólag a következő helyi önkormányzat, illetve társulása igényelhet:

a) a társadalmi-gazdasági és infrastrukturális szempontból elmaradott, illetve a jelentős munkanélküliséggel sújtott települések besorolásáról szóló kormányrendeletben szereplő települések,

b) a kedvezményezett járások besorolásáról szóló kormányrendelet 3. mellékletében szereplő járások vagy 6. mellékletében szereplő térségek területén lévő települések, vagy 4. mellékletében szereplő települések,

c) a Magyarország 2012. évi központi költségvetéséről szóló 2011. évi CLXXXVIII. törvény (a továbbiakban: 2012. évi költségvetési törvény) 76/C. §-a szerinti, a Magyarország 2013. évi központi költségvetéséről szóló 2012. évi CCIV. törvény (a továbbiakban: 2013. évi költségvetési törvény) 72-74/A. §-ai, illetve a Magyarország 2014. évi központi költségvetéséről szóló 2013. évi CCXXX. törvény (a továbbiakban: 2014. évi költségvetési törvény) 67-68. §-ai szerinti önkormányzati adósságátvállalásban részt nem vett vagy törlesztési célú támogatásban nem részesült települési önkormányzatok,

d) azon önkormányzatok és társulásaik, amelyek az ivóvízminőség-javító programban érintettek, ugyanezen program keretében megvalósuló ivóvízminőség-javító beruházásaikhoz,

e) önkormányzati társulások, amelyek támogatást kizárólag az *a)*, *b)*, vagy a *c)* pont szerinti feltételeknek megfelelő tagjaik által biztosítani szükséges saját forrás alapján igényelhetnek,

f) a megyei önkormányzatok.

Magyarország európai uniós derogációs kötelezettségének határidőben történő megvalósítása érdekében az egészséges ivóvíz-beruházásokra ígérvény adható.

A támogatásról a helyi önkormányzatokért felelős miniszter dönt. A döntés a fejlesztés teljes időszakára - előre ütemezetten - történik.

A nagy költségigényű ivóvíz- és szennyvízberuházásokra előleg nyújtható, melynek felhasználási határideje a tárgyévet követő év december 31-e.

A vissza nem térítendő támogatás folyósítására a pályázóval kötött támogatási szerződésben foglaltak szerint teljesítésarányosan kerül sor.

4. Önkormányzati feladatellátást szolgáló fejlesztések

Előirányzat: 5 400,0 millió forint

a) Egyes önkormányzati feladatokhoz kapcsolódó fejlesztési támogatás

aa) Kötelező önkormányzati feladatot ellátó intézmények fejlesztése, felújítása

Előirányzat: 2 000,0 millió forint

Az előirányzatból a települési önkormányzat pályázati úton támogatást igényelhet az önkormányzati tulajdonban lévő, a települési önkormányzat, továbbá társulás által fenntartott, kötelező önkormányzati feladatot ellátó intézmény fejlesztésére, felújítására. Az igényelhető maximális támogatás mértéke 30,0 millió forint.
A támogatásról tárcaközi bizottság javaslata alapján a helyi önkormányzatokért felelős miniszter dönt.

ab) Szociális szakosított ellátást és a gyermekek átmeneti gondozását szolgáló önkormányzati intézmények fejlesztése, felújítása

Előirányzat: 400,0 millió forint

Az előirányzatból a 2. melléklet III. 4. pont szerinti támogatásban részesülő települési önkormányzat pályázati úton támogatást igényelhet a szociális szakosított ellátást és a gyermekek átmeneti gondozását szolgáló, önkormányzati tulajdonú intézménye fejlesztésére, felújítására.

A támogatás a szolgáltatói nyilvántartásba ideiglenes hatállyal bejegyzett intézmények olyan fejlesztését, felújítását szolgálja, amelynek célja a határozatlan idejű bejegyzéshez jogszabályban előírt tárgyi feltételek biztosítása. Határozatlan idejű bejegyzéssel rendelkező intézmények fejlesztése, felújítása kizárólag akkor támogatható, ha valamennyi, ideiglenes hatállyal bejegyzett intézménnyel kapcsolatos igény támogatását követően az előirányzat arra lehetőséget biztosít.

Az igényelhető maximális támogatás mértéke 20,0 millió forint.
A támogatásról tárcaközi bizottság javaslata alapján az államháztartásért felelős miniszter dönt.

ac) Belterületi utak, járdák, hidak felújítása

Előirányzat: 1 000,0 millió forint

Az előirányzatból a települési önkormányzat pályázati úton támogatást igényelhet – Budapest Főváros Önkormányzata és a fővárosi kerületi önkormányzatok kivételével – a közigazgatási területén, tulajdonában lévő út, híd és járda felújítására, karbantartására. Az igényelhető maximális támogatás mértéke 15,0 millió forint.
A támogatásról tárcaközi bizottság javaslata alapján a helyi önkormányzatokért felelős miniszter dönt.

ad) Óvodai, iskolai és utánpótlás sport infrastruktúra-fejlesztés, felújítás

Előirányzat: 500,0 millió forint

Az előirányzatból a települési önkormányzat pályázati úton támogatást igényelhet a tulajdonában lévő, sportlétesítményként üzemelő létesítmény fejlesztésére, felújítására, illetve új sportlétesítmény létrehozására. Az igényelhető maximális támogatás mértéke 20,0 millió forint.
A támogatásról tárcaközi bizottság javaslata alapján a helyi önkormányzatokért felelős miniszter dönt.

Nem nyújtható az *aa)-ad)* alpont szerinti támogatás olyan pályázathoz, amely a megjelölt műszaki tartalomra uniós vagy egyéb nemzeti támogatásban részesül. A támogatással létrehozott ingatlanvagyon a beruházás megvalósításától számított tíz évig nem idegeníthető el, kivéve az *aa)* és *ac)-ad)* alpontok esetében, ha az elidegenítést műszaki vagy szakmai okok teszik szükségessé, és az abból származó ellenértéket a kedvezményezett a támogatási cél szerinti további feladatokra fordítja. Az elidegenítés egyedi kérelem alapján az *aa)* és *ac)-ad)* alpontok esetén a helyi önkormányzatokért felelős miniszter engedélyével történhet.

Az *aa)-ad)* alpont szerinti vissza nem térítendő támogatás folyósítása előfinanszírozás keretében, egy összegben történik.

b) Belterületi utak szilárd burkolattal való ellátása

Előirányzat: 1 500,0 millió forint

Az előirányzat a fővárosi kerületek burkolatlan útállományának kerületi hosszúsága arányában a Központi Statisztikai Hivatal 2013. december 31-ei állapotnak megfelelően elkészített Országos Statisztikai Adatgyűjtési Program 1390/03 „A helyi közutak adatai adatgyűjtés" alapján illeti meg a kerületi önkormányzatot. A támogatás a burkolatlan utak szilárd burkolattal való ellátására, a csapadékvíz elvezetésére, valamint a burkolás közvetlen előfeltételéül szolgáló mellékgyűjtő és főgyűjtő csatornaszakaszok megépítésére használható fel. A támogatás elsődlegesen a csatornázott, de burkolatlan utak szilárd burkolattal való ellátására szolgál. Ha az útépítési engedély az út szilárd burkolattal való kiépítését jelzőlámpa építésével engedélyezi, a támogatásból annak költségei is elszámolhatók. Ha a csatornázott területek szilárd burkolattal történő ellátásánál a támogatás nem kerül teljes egészében felhasználásra, a támogatás a csapadékvíz-elvezető csatorna építésével egyidejűleg (azonos beruházásban) megvalósuló útburkolásra fordítható.

A vissza nem térítendő támogatás folyósítása három egyenlő részletben, január 26-áig, április 24-éig és július 24-éig történik.

5. Óvodai kapacitásbővítést célzó beruházások támogatása

Előirányzat: 2 500,0 millió forint

Az előirányzatból a települési önkormányzat pályázati úton támogatást igényelhet új önkormányzati óvoda létrehozására, az önkormányzati tulajdonban lévő, a települési önkormányzat, továbbá társulás által fenntartott, óvodai feladatellátást szolgáló intézmény férőhelyeinek növelésére és kapcsolódó fejlesztések, felújítások megvalósítására.

A támogatással létrehozott ingatlanvagyon a beruházás megvalósításától számított tíz évig nem idegeníthető el.

A támogatásról tárcaközi bizottság javaslata alapján az államháztartásért felelős miniszter dönt.

A vissza nem térítendő támogatás folyósítása előfinanszírozás keretében, egy összegben történik.

6. „Art" mozihálózat digitális fejlesztésének (digitalizációjának) támogatása

Előirányzat: 100,0 millió forint

Az előirányzatból pályázati úton támogatást azon „art" mozit fenntartó, illetve nem önkormányzati tulajdonban lévő „art" mozit támogató települési önkormányzat igényelhet, amely vállalja, hogy a támogatással e mozik digitális vetítésre történő átállásának műszaki, technikai feltételeit biztosítja.

A támogatás az „art" minősítéssel rendelkező moziterem meglévő vetítőterme műszaki feltételeinek javításához, digitalizáláshoz alkalmas eszközök beszerzéséhez, gépház átalakításához igényelhető.

A támogatásról a kultúráért felelős miniszter dönt.

A vissza nem térítendő támogatás folyósítása előfinanszírozás keretében, egy összegben történik.

7. *Közművelődési érdekeltségnövelő támogatás, muzeális intézmények szakmai támogatása*

Előirányzat: 806,0 millió forint

a) Közművelődési érdekeltségnövelő támogatás

Előirányzat: 300,0 millió forint

Az előirányzatból a települési önkormányzat pályázati úton támogatást igényelhet az általa fenntartott vagy a vele kötött közművelődési megállapodás alapján működő közművelődési intézmény vagy közösségi színtér technikai, műszaki eszközállományának, berendezési tárgyainak gyarapítására, épületének karbantartására, felújítására. A támogatást az önkormányzatok által az egyes célok tekintetében vállalt önrész arányában kell megállapítani. Ha a települési önkormányzat a közművelődési támogatás érdekében vállalt önrészt csökkenti, akkor ezzel arányosan csökkentett összegű érdekeltségnövelő támogatásra jogosult. A különbözet jogosulatlan igénybevételnek minősül.

A támogatás

aa) 60%-át a települési önkormányzat által fenntartott, továbbá a települési önkormányzattal kötött közművelődési megállapodás alapján működő, az *ab)* pont hatálya alá nem tartozó intézmény vagy közösségi színtér után,

ab) 40%-át a települési önkormányzat által 2014. január 1-jét követően alapított közművelődési intézmény vagy közösségi színtér után

a települési önkormányzat által vállalt önrész arányában kell felosztani.

Ha igény hiányában az *ab)* pont szerinti esetben maradvány keletkezik, azt az *aa)* pont szerinti célra kell felhasználni.

A vállalt önrészt

- a társadalmi-gazdasági és infrastrukturális szempontból elmaradott, illetve az országos átlagot jelentősen meghaladó munkanélküliséggel sújtott települések jegyzékéről szóló kormányrendeletben meghatározott települések esetében, valamint
- a települési önkormányzat által 2014. január 1-jét követően alapított közművelődési intézmény vagy közösségi színtér esetében

háromszoros súllyal kell figyelembe venni a támogatás megállapításakor. A két feltétel együttes fennállása esetén a vállalt önrészt kilencszeres súllyal kell figyelembe venni.

Az arányossági számításnál az egy önkormányzatnál figyelembe vehető vállalt önrész nem haladhatja meg a pályázatot benyújtó valamennyi önkormányzat által 2015. évben vállalt önrészek összesített összegének 1,5%-át.

Nem részesülhet támogatásban az az önkormányzat, amelynél a vállalt önrész szerinti támogatás számított összege nem éri el a 100 000 forintot.

A támogatás szempontjából kizárólag a „Közművelődés - közösségi és társadalmi részvétel fejlesztése", a „Közművelődés - hagyományos közösségi kulturális értékek gondozása", a „Közművelődés - egész életre kiterjedő tanulás, amatőr művészetek" és a „Közművelődés - kulturális alapú gazdaságfejlesztés" kormányzati funkciókon elszámolt kiadások vehetők figyelembe.

b) Múzeumok szakmai támogatása

Előirányzat: 70,0 millió forint

Az előirányzatból a települési önkormányzat pályázati úton támogatást igényelhet az általa fenntartott múzeum látogatófogadást és gyűjtemény-feldolgozást elősegítő szakmai munkájához.

A 2. melléklet IV.1. pont *a)* és *e)* alpontja alapján támogatásban részesült önkormányzat nem nyújthat be pályázatot.

c) Muzeális intézmények szakmai támogatása (Kubinyi Ágoston Program)

Előirányzat: 370,0 millió forint

Az előirányzatból a települési önkormányzat pályázati úton támogatást igényelhet az általa fenntartott vagy támogatott muzeális intézmény szakmai fejlesztéséhez.

d) Járásszékhely települési önkormányzatok által fenntartott múzeumok szakmai támogatása

Előirányzat: 66,0 millió forint

Az előirányzatból a járásszékhely települési önkormányzat pályázati úton támogatást igényelhet az általa fenntartott múzeum modellértékű jó gyakorlatainak kidolgozására.

A *b)-d)* alpontok szerinti támogatásokról a kultúráért felelős miniszter dönt.
Az *a)-d)* alpontok szerinti vissza nem térítendő támogatás folyósítása előfinanszírozás keretében, egy összegben történik, felhasználásának határideje a *b)* alpont szerinti támogatás esetében tárgyév december 31-e, az a), c) és d) alpontok szerinti támogatások esetében a tárgyévet követő év december 31-e.

A *b)-d)* alpontok szerinti támogatások szempontjából kizárólag a „Múzeumi gyűjteményi tevékenység", a „Múzeumi tudományos feldolgozó és publikációs tevékenység", a „Múzeumi kiállítási tevékenység", valamint a „Múzeumi közművelődési, közönségkapcsolati tevékenység" kormányzati funkciókon elszámolt kiadások vehetők figyelembe.

8. Ózdi martinsalak felhasználása miatt kárt szenvedett lakóépületek tulajdonosainak kártalanítása

Előirányzat: 300,0 millió forint

A központi költségvetés az ózdi martinsalak felhasználásával készült lakóépületek tulajdonosainak kárenyhítéséről szóló 40/2003. (III. 27.) Korm. rendelet alapján támogatásra jogosult magánszemély részére biztosít támogatást a települési önkormányzatokon keresztül.
A vissza nem térítendő támogatás folyósítása előfinanszírozás keretében, az Országos Katasztrófavédelmi Főigazgatóság kezdeményezésének sorrendjében, egy összegben történik.

9. A gyermekétkeztetés feltételeit javító fejlesztések támogatása

Előirányzat: 1 000,0 millió forint

Az előirányzatból a települési önkormányzat pályázati úton támogatást igényelhet az óvodai gyermekétkeztetést kiszolgáló

- új konyhák és kiszolgáló létesítmények létrehozására,
- az önkormányzat tulajdonában álló konyhák és kiszolgáló létesítmények kapacitásbővítésére, fejlesztésére,

valamint a feladat ellátásához szükséges eszközök beszerzésére.

A támogatással létrehozott ingatlanvagyon a beruházás megvalósításától számított tíz évig nem idegeníthető el.

A támogatásról tárcaközi bizottság javaslata alapján az államháztartásért felelős miniszter dönt. A vissza nem térítendő támogatás folyósítása előfinanszírozás keretében, egy összegben történik.

III. Önkormányzati fejezeti tartalék

Előirányzat: 38 173,7 millió forint

1. Az önkormányzati fejezeti tartalék előirányzatot növeli

a) az intézményátadásból felszabaduló olyan összeg, amely nem illeti meg az átvevőt,
b) a költségvetési évet megelőző évi elszámolás alapján a helyi önkormányzatok által költségvetési évben visszafizetett támogatások összege,
c) a kincstári felülvizsgálat, illetve az Állami Számvevőszék ellenőrzése alapján a helyi önkormányzatok által jogtalanul igénybe vett támogatások költségvetési évben visszafizetett összege,
d) a helyi önkormányzatok által költségvetési évben megfizetett igénybevételi, kiegészítő és késedelmi kamat összege,
e) a települési önkormányzatok által igényelt támogatások – a nem helyi önkormányzat részére történő feladatátadással összefüggő előirányzat-csökkenés kivételével – lemondott előirányzatának összege,

f) a helyi önkormányzatok által az államháztartásról szóló törvény 83.§ (6) bekezdésében felsorolt kötelezettségek költségvetési év december 5-éig történő elmulasztása miatt a költségvetési évben felfüggesztett támogatások összege.

2. Az önkormányzati fejezeti tartalék előirányzatot csökkenti a települési önkormányzatok által igényelt támogatásoknak az államháztartásról szóló jogszabályokban meghatározott időpontokban és esetekben – a nem települési önkormányzattól történő feladatátvétellel összefüggő előirányzat-növelés kivételével – pótigényelt előirányzat összege.

3. Az önkormányzati fejezeti tartalék terhére a következő kifizetések teljesíthetők

a) a támogatások költségvetési évet megelőző évi elszámolása alapján a helyi önkormányzatok részéről a költségvetési évben keletkező pótigény összege,
b) a kincstári felülvizsgálat, illetve az Állami Számvevőszék ellenőrzése alapján a helyi önkormányzatokat pótlólagosan megillető támogatások költségvetési évben kifizetett összege,
c) az államháztartásról szóló jogszabályok alapján költségvetési évben a helyi önkormányzatokat megillető igénybevételi, késedelmi és kiegészítő kamat összege,
d) a helyi önkormányzatok által az államháztartásról szóló törvény 83.§ (6) bekezdésében felsorolt, költségvetési évet megelőző éveket terhelő kötelezettségek költségvetési évben történő teljesítése esetén a költségvetési évet megelőző években felfüggesztett támogatások összege.

4. A tartalék előirányzat szolgál a rendkívüli önkormányzati költségvetési támogatások forrásául.

A települési önkormányzatok rendkívüli támogatást kivételes esetben, pályázat útján igényelhetnek működőképességük megőrzése vagy egyéb, a feladataik ellátását veszélyeztető helyzet elhárítása érdekében.
A támogatásról a helyi önkormányzatokért felelős miniszter és az államháztartásért felelős miniszter – tárcaközi bizottság javaslata alapján – a beérkező támogatási igények elbírálását követően folyamatosan, de legkésőbb 2015. december 20-áig együttesen dönt.
A támogatás folyósítása előfinanszírozás keretében, egy összegben történik, formája lehet

a) vissza nem térítendő támogatás, melynek felhasználási határideje a folyósítást követő harmadik hónap utolsó napja, kivéve azoknál a támogatásoknál, amelynek célja és nagyságrendje megköveteli, hogy a helyi önkormányzatokért felelős miniszter a támogatási döntést követően a támogatás felhasználásának és elszámolásának feltételeiről támogatási szerződést kössön a kedvezményezettel,
b) visszatérítendő támogatás, melynek felhasználási határideje a miniszterek döntése szerinti határidő, de legfeljebb a tárgyévet követő év november 30-a.

5. A tartalék előirányzat szolgál a következő költségvetési támogatások 2015. évi ütemének forrásául:

a) legfeljebb 500,0 millió forint illeti meg Budapest Főváros Önkormányzatát az egy és két számjegyű országos főközlekedési utak fővárosi szakaszai karbantartása támogatásának 2015. évi ütemére,

b) legfeljebb 150,0 millió forint illeti meg Budapest Főváros III. Kerület, Óbuda-Békásmegyer Önkormányzatát a békásmegyeri vásárcsarnok rekonstrukciójához,

c) legfeljebb 620,0 millió forint illeti meg Budapest Főváros XII. kerület Hegyvidék Önkormányzatát a Normafa Park kiemelt beruházás koncepciójáról és az azzal összefüggő feladatokról szóló 1443/2013. (VII. 16.) Korm. határozat 8. pontja alapján a Normafa Park kiemelt beruházás megvalósításához,

d) legfeljebb 1 800,0 millió forint illeti meg Csurgó Város Önkormányzatát a Sótonyi László Sport és Szabadidőcentrum felújítása és bővítése céljára,

e) legfeljebb 1 200,0 millió forint illeti meg Hódmezővásárhely Megyei Jogú Város Önkormányzatát a hódmezővásárhelyi ingatlanokkal kapcsolatos beruházások támogatásához szükséges forrás biztosításáról szóló 1507/2014. (IX. 10.) Korm. határozat 4. pontja alapján az ingatlanokkal kapcsolatos beruházások megvalósításához,

f) legfeljebb 500,0 millió forint illeti meg Miskolc Megyei Jogú Város Önkormányzatát a 2012. évi kötelezettségvállalással nem terhelt előirányzat-maradványok egy részének felhasználásáról és a IX. Helyi önkormányzatok támogatásai fejezet címrendi módosításáról szóló 1729/2013. (X. 11.) Korm. határozat 3. pontja alapján a Miskolctapolcai Strandfürdő és környezetének fejlesztéséhez, a korábbi strand területének rehabilitációjához, nemzetközi versenyek megtartására is alkalmas úszómedence és kiszolgáló épületek, valamint élményfürdő kialakításához,

g) legfeljebb 500,0 millió forint illeti meg Pécs Megyei Jogú Város Önkormányzatát – a Zsolnay Örökség Kezelő Nonprofit Kft.-n keresztül – a pécsi Zsolnay Kulturális Negyed és a Kodály Központ üzemeltetéséhez és programjainak megvalósításához,

h) legfeljebb 22,0 millió forint illeti meg Szombathely Megyei Jogú Város Önkormányzatát a „Szombathely a segítés városa" program megvalósítása érdekében. Az újraélesztési program célja a hirtelen szívhalál, mint halálok csökkentésének elősegítése, a korai és elkerülhető halálozás életmódbeli tényezőinek javítása az újraélesztés oktatásán, a lakosság képzésén keresztül,

i) legfeljebb 605,8 millió forint illeti meg Veszprém Megyei Jogú Város Önkormányzatát a Veszprém Aréna multifunkcionális sport- és rendezvénycsarnok építési beruházásával összefüggő tőke- és kamattartozás átvállalásáról szóló 1056/2014. (II. 11.) Korm. határozat 5. pontja alapján a Veszprém Aréna építési beruházásával összefüggő tőke és kamattörlesztő-részletek átvállalásához.

A támogatások felhasználásának részletes szabályairól az érintett önkormányzattal

- az a) pont szerinti támogatás esetében a nem európai uniós fejlesztési források felhasználásához kapcsolódó fejlesztéspolitikáért felelős miniszter a helyi önkormányzatokért felelős miniszterrel egyetértésben,
- a b)-e) pontok szerinti támogatások esetében a helyi önkormányzatokért felelős miniszter,

- az f) pont szerinti támogatás esetében a turizmusért felelős miniszter a helyi önkormányzatokért felelős miniszterrel egyetértésben,
- az g) pont szerinti támogatás esetében a kultúráért felelős miniszter a helyi önkormányzatokért felelős miniszterrel egyetértésben,
- a h) pont szerinti támogatás esetében a helyi önkormányzatokért felelős miniszter az egészségügyért felelős miniszterrel egyetértésben,
- az i) pont szerinti támogatás esetében a helyi önkormányzatokért felelős miniszter a sportpolitikáért felelős miniszterrel egyetértésben

köt támogatási szerződést.

A támogatás 50%-ának (a továbbiakban: előleg) folyósítása – a g)-i) pontok kivételével – a szerződéskötést követő 30 napon belül történik. A további részletek 2015. évi folyósítására csak abban az esetben kerülhet sor, ha az önkormányzat az előleggel legkésőbb 2015. november 30-áig elszámol. A további részletek folyósítására ez esetben a szerződésben rögzítettek szerint, de legkésőbb 2015. december 31-éig kerülhet sor. A támogatások felhasználási határideje – ideértve az előleget is – 2016. december 31.

A g)-i) pontok szerinti támogatások teljes összegének folyósítása a szerződéskötést követő 30 napon belül történik, felhasználási határideje 2015. december 31.

6. A tartalék előirányzat szolgál a tartósan fizetésképtelen helyzetbe került helyi önkormányzatok adósságrendezésére irányuló hitelfelvétel visszterhes kamattámogatására, és a pénzügyi gondnok díjára.

a) Visszterhes kamattámogatást igényelhet az a helyi önkormányzat, amely a helyi önkormányzatok adósságrendezési eljárásáról szóló törvényben szabályozott eljárás keretében az egyezséget pénzügyi intézménytől felvett hitellel teremtette meg. Ha a kamattámogatás alapjául szolgáló hitel forinttól eltérő devizanemű, a kamattámogatást a Magyar Nemzeti Bank által a kamattámogatás esedékességét megelőző második munkanappal közzétett, az adott devizára vonatkozó középárfolyam figyelembevételével kell kiszámítani. A kamattámogatás feltételeit a helyi önkormányzatokért felelős miniszter és a helyi önkormányzat megállapodásban rögzíti.

b) A helyi önkormányzatok adósságrendezési eljárásában közreműködő pénzügyi gondnokok díjához költségvetési támogatás vehető igénybe. A pénzügyi gondnok díjának összege – az általános forgalmi adóval együtt – legalább 800 ezer forint, legfeljebb 3 000 ezer forint.

A pénzügyi gondnok díjának folyósításáról – a bíróság díjmegállapító végzésének jogerőre emelkedését követően – a helyi önkormányzatokért felelős miniszter intézkedik.

7. A tartalék előirányzat szolgál a 2012. évi költségvetési törvény 76/C. §-a szerinti, a 2013. évi költségvetési törvény 72-74/A. §-ai, és a 2014. évi költségvetési törvény 67-68. §-ai szerinti önkormányzati adósságátvállalásban részt nem vett vagy törlesztési célú támogatásban nem részesült települési önkormányzatok fejlesztéseinek 2015. évi 12 500,0 millió forintos támogatásának részleges forrásául, amennyiben a támogatások egy része más költségvetési forrásból – így különösen európai uniós forrásból – nem biztosítható.

IV. Vis maior támogatás

Előirányzat: 7 700,0 millió forint

A támogatás szolgál a vis maior támogatás felhasználásának részletes szabályairól szóló 9/2011. (II.15.) Korm. rendelet (a továbbiakban: Rendelet) alapján a helyi önkormányzatok egyes természeti károkból adódó, indokolt és szükséges védekezéssel összefüggő kiadások részbeni vagy teljes megtérítése, a helyi önkormányzat tulajdonában lévő építményben vagy a helyi önkormányzat vagyonkezelésében és az állam tulajdonában lévő, kötelező feladatellátást szolgáló épületben a vis maior események okozta károk helyreállításának és a katasztrófavédelmi szúnyoggyérítéssel összefüggő kiadások részbeni támogatásának forrásául. A támogatás felhasználásával, annak határidejével kapcsolatban alkalmazandó szabályokat a Rendelet rögzíti.

Kiegészítő szabályok:

1. A pályázatot
   a) az I.1. pont szerinti jogcím esetében a vízgazdálkodásért felelős miniszter az államháztartásért felelős miniszter és a szociálpolitikáért felelős miniszter egyetértésével,
   b) az I.2. és I.9. pontok szerinti jogcímek esetében a helyi önkormányzatokért felelős miniszter az államháztartásért felelős miniszter egyetértésével,
   c) az I.3. pont szerinti jogcím esetében a gyermekek és az ifjúság védelméért felelős miniszter a helyi önkormányzatokért felelős miniszter és az államháztartásért felelős miniszter egyetértésével,
   d) az I.5. és II.2. pontok szerinti jogcímek esetében a közlekedésért felelős miniszter a helyi önkormányzatokért felelős miniszter és az államháztartásért felelős miniszter egyetértésével,
   e) az I.6. pont szerinti jogcím esetében az államháztartásért felelős miniszter a helyi önkormányzatokért felelős miniszter egyetértésével,
   f) az I.7., II.4.aa), II.4.ac), II.4.ad) és III.4. pontok szerinti jogcímek esetében a helyi önkormányzatokért felelős miniszter az államháztartásért felelős miniszterrel közösen,
   g) a II.3. pont szerinti jogcím esetében a helyi önkormányzatokért felelős miniszter az államháztartásért felelős miniszter és az európai uniós források felhasználásáért felelős miniszter egyetértésével,
   h) a II.4.ab) és a II.9. pontok szerinti jogcímek esetében az államháztartásért felelős miniszter a helyi önkormányzatokért felelős miniszter és a szociálpolitikáért felelős miniszter egyetértésével,
   i) a II.5. pont szerinti jogcím esetében az államháztartásért felelős miniszter a helyi önkormányzatokért felelős miniszter és az oktatásért felelős miniszter egyetértésével,
   j) a II.6. és II.7. pontok szerinti jogcímek esetében a kultúrpolitikáért felelős miniszter a helyi önkormányzatokért felelős miniszter és az államháztartásért felelős miniszter egyetértésével

   írja ki.
2. Az államháztartásról szóló törvény szerinti támogató
   a) az I.3. pont szerinti jogcím esetében a gyermekek és az ifjúság védelméért felelős miniszter,

b) az I.5. és II.2. pontok szerinti jogcímek esetében a közlekedésért felelős miniszter,
c) az I.6., II.4.*ab)*, II.5. és a II.9. pontok szerinti jogcímek esetében az államháztartásért felelős miniszter,
d) a II.6. és II.7. pontok szerinti jogcímek esetében a kultúráért felelős miniszter.

3. Ahol e melléklet a támogatás felhasználási határidejét nem rögzíti, ott az államháztartásról szóló törvény szerinti szabályozás alkalmazandó.
4. Az e melléklet szerinti támogatások igénylési és döntési eljárására nem kell alkalmazni a közigazgatási hatósági eljárás és szolgáltatás általános szabályairól szóló 2004. évi CXL. törvény szabályait.

4. melléklet a 2014. évi C. törvényhez

A központi alrendszer azon előirányzatai, melyek teljesülése módosítás nélkül eltérhet az előirányzattól

	A	B	C	D
1	1.	A teljesülés külön szabályozás nélkül is eltérhet az előirányzattól:		
2			X. IGAZSÁGÜGYI MINISZTÉRIUM fejezetben	
3				A büntetőeljárásról szóló törvény alapján megállapított kártalanítás (20. cím, 2. alcím, 17. jogcímcsoport)
4				Jogi segítségnyújtás (20. cím, 2. alcím, 18. jogcímcsoport)
5				Bűncselekmények áldozatainak kárenyhítése (20. cím, 2. alcím, 20. jogcímcsoport)
6			XI. MINISZTERELNÖKSÉG fejezetben	
7				Közszférában foglalkoztatottak bérkompenzációja (34. cím, 1. alcím)
8				Különféle kifizetések (34. cím, 2. alcím)
9			XII. FÖLDMŰVELÉSÜGYI MINISZTÉRIUM fejezetben	
10				Állat, növény- és GMO-kártalanítás (20. cím, 6. alcím)
11				Uniós programok árfolyam-különbözete (20. cím, 7. alcím, 1. jogcímcsoport)
12			XV. NEMZETGAZDASÁGI MINISZTÉRIUM fejezetben	
13				Kárrendezési célelőirányzat (25. cím, 2. alcím, 5. jogcímcsoport)
14				Szervezetátalakítási alap (25. cím, 7. alcím, 3. jogcímcsoport)
15			XVII. NEMZETI FEJLESZTÉSI MINISZTÉRIUM fejezetben	
16				Peres ügyek (25. cím)
17			XIX. UNIÓS FEJLESZTÉSEK fejezetben	
18				Uniós programok árfolyam-különbözete (2. cím, 14. alcím, 1. jogcímcsoport)
19			XX. EMBERI ERŐFORRÁSOK MINISZTÉRIUMA fejezetben	
20				Gyermekvédelmi Lakás Alap (20. cím, 17. alcím, 1. jogcímcsoport)
21				GYES-en és GYED-en lévők hallgatói hitelének célzott támogatása (20. cím, 17. alcím, 7. jogcímcsoport)
22				Átadásra nem került ingatlanok utáni járadék (20. cím, 55. alcím, 4. jogcímcsoport)
23				Családi támogatások (21. cím, 1. alcím)
24				Korhatár alatti ellátások (21. cím, 2. alcím)
25				Jövedelempótló és jövedelemkiegészítő szociális támogatások (21. cím, 3. alcím)
26				Közgyógyellátás (21. cím, 4. alcím, 1. jogcímcsoport)
27			XLI. ADÓSSÁGSZOLGÁLATTAL KAPCSOLATOS BEVÉTELEK ÉS KIADÁSOK fejezetben	
28				Devizában fennálló adósság és követelések kamatelszámolásai (1. cím)
29				A forintban fennálló adósság és követelések kamatelszámolásai (2. cím)
30				Jutalékok és egyéb költségek (3. cím, 1. alcím)
31				Állampapírok értékesítését támogató kommunikációs kiadások (3. cím, 2. alcím)
32			XLII. A KÖLTSÉGVETÉS KÖZVETLEN BEVÉTELEI ÉS KIADÁSAI fejezetben	
33				Diákhitel 2 konstrukció kamattámogatása (28. cím)
34				Lakástámogatások (29. cím)
35				Egyéb vállalati támogatások (30. cím, 2. alcím)

36				Normatív támogatások (30. cím, 3. alcím)
37				Szociálpolitikai menetdíj támogatás (31. cím)
38				Felszámolásokkal kapcsolatos kiadások (32. cím, 1. alcím, 4. jogcímcsoport)
39				Szanálással kapcsolatos kiadások (32. cím, 1. alcím, 5. jogcímcsoport)
40				Magán- és egyéb jogi személyek kártérítése (32. cím, 1. alcím, 6. jogcímcsoport)
41				Egyéb vegyes kiadások (32. cím, 1. alcím, 11. jogcímcsoport)
42				1% SZJA közcélú felhasználása (32. cím, 1. alcím, 12. jogcímcsoport)
43				Mehib és Eximbank behajtási jutaléka (32. cím, 1. alcím, 19. jogcímcsoport)
44				Ügyfélnek visszajáró vámbiztosíték, egyéb vámvisszatérítések (32. cím, 1. alcím, 21. jogcímcsoport)
45				Gazdálkodó szervezetek által befizetett termékdíj-visszaigénylés (32. cím, 1. alcím, 22. jogcímcsoport)
46				Állam által vállalt kezesség és viszontgarancia érvényesítése (33. cím)
47				Pénzbeli kárpótlás (34. cím, 2. alcím, 1. jogcímcsoport)
48				Az 1947-es párizsi békeszerződésből eredő kárpótlás (34. cím, 2. alcím, 2. jogcímcsoport)
49				Rokkantsági, rehabilitációs ellátások részbeni fedezetére átadott pénzeszköz (35. cím, 2. alcím, 5. jogcímcsoport)
50				Nemzetközi elszámolások kiadásai (36. cím)
51				Hozzájárulás az EU költségvetéséhez (37. cím)
52				Követeléskezelés költségei (41. cím)
53				Központi Nukleáris Pénzügyi Alap támogatása (42. cím, 3. alcím)
54			XLIII. AZ ÁLLAMI VAGYONNAL KAPCSOLATOS BEVÉTELEK ÉS KIADÁSOK fejezetben	
55				Jótállással, szavatossággal kapcsolatos kifizetések (2. cím, 3. alcím, 1. jogcímcsoport)
56				Kezesi felelősségből eredő kifizetések (2. cím, 3. alcím, 2. jogcímcsoport)
57				Konszernfelelősség alapján történő kifizetések (2. cím, 3. alcím, 3. jogcímcsoport)
58				Egyéb bírósági döntésből eredő kiadások (2. cím, 3. alcím, 6. jogcímcsoport)
59				Egyéb szerződéses kötelezettségek (2. cím, 3. alcím, 7. jogcímcsoport)
60				Egyéb jogszabályból eredő kiadások (2. cím, 3. alcím, 8. jogcímcsoport)
61				Átváltoztatható kötvény kamatfizetése (2. cím, 4. alcím, 4. jogcímcsoport)
62				ÁFA elszámolás (2. cím, 8. alcím)
63			XLIV. A NEMZETI FÖLDALAPPAL KAPCSOLATOS BEVÉTELEK ÉS KIADÁSOK fejezetben	
64				Bírósági döntésből eredő kiadások (2. cím, 3. alcím, 5. jogcímcsoport)
65			LXIII. NEMZETI FOGLALKOZTATÁSI ALAP fejezetben	
66				Álláskeresési ellátások (4. cím, 1. alcím)
67				Nyugdíjbiztosítási Alapnak átadás (4. cím, 4. alcím)
68				Bérgarancia kifizetések (5. cím)
69			LXVIII. WESSELÉNYI MIKLÓS ÁR- ÉS BELVÍZVÉDELMI KÁRTALANÍTÁSI ALAP fejezetben	
70				Káreseménnyel összefüggő kártalanítás kifizetése (7. cím)
71			LXXI. NYUGDÍJBIZTOSÍTÁSI ALAP fejezetben	
72				Öregségi nyugdíj (2. cím, 1. alcím, 1. jogcímcsoport)
73				Hozzátartozói nyugellátás (2. cím, 1. alcím, 3. jogcímcsoport)
74				Szolgálatfüggő nyugellátás (2. cím, 1. alcím, 6. jogcímcsoport)

75				Nyugdíjbiztosítás egyéb kiadásai (2. cím, 4. alcím)
76				Vagyongazdálkodás (3. cím)
77			LXXII. EGÉSZSÉGBIZTOSÍTÁSI ALAP fejezetben	
78				Csecsemőgondozási díj, Terhességi-gyermekágyi segély (2. cím, 2. alcím, 1. jogcímcsoport)
79				Táppénz (2. cím, 2. alcím, 2. jogcímcsoport)
80				Kártérítési járadék (2. cím, 2. alcím, 4. jogcímcsoport)
81				Baleseti járadék (2. cím, 2. alcím, 5. jogcímcsoport)
82				Gyermekgondozási díj (2. cím, 2. alcím, 6. jogcímcsoport)
83				Rokkantsági, rehabilitációs ellátások (2. cím, 2. alcím, 7. jogcímcsoport)
84				Gyógyfürdő és egyéb gyógyászati ellátás támogatása (2. cím, 3. alcím, 2. jogcímcsoport)
85				Anyatej-ellátás (2. cím, 3. alcím, 3. jogcímcsoport)
86				Utazási költségtérítés (2. cím, 3. alcím, 6. jogcímcsoport)
87				Sürgősségi ellátás EGT-n, Svájcon belül (2. cím, 3. alcím, 7. jogcímcsoport, 1. jogcím)
88				Sürgősségi ellátás EGT-n kívül (2. cím, 3. alcím, 7. jogcímcsoport, 2. jogcím)
89				Külföldön történt speciális egészségügyi ellátások (2. cím, 3. alcím, 7. jogcímcsoport, 4. jogcím)
90				Külföldön igénybevett Magyarországon nem elérhető egészségügyi szolgáltatások (2. cím, 3. alcím, 7. jogcímcsoport, 5. jogcím)
91				Kifizetőhelyeket megillető költségtérítés (2. cím, 4. alcím, 4. jogcímcsoport, 1. jogcím)
92				Postaköltség (2. cím, 4. alcím, 4. jogcímcsoport, 2. jogcím)
93				Egyéb kiadások (2. cím, 4. alcím, 4. jogcímcsoport, 3. jogcím)
94				Gyógyszergyártók ellentételezése, elszámolási különbözet rendezése (2. cím, 4. alcím, 4. jogcímcsoport, 5. jogcím)
95				Vagyongazdálkodás (3. cím)
96	2.	**Az előirányzat a Kormány jóváhagyásával túlléphető:**		
97			VIII. ÜGYÉSZSÉG fejezetben	
98				Jogerősen megállapított kártérítések célelőirányzata (3. cím, 4. alcím)
99			XI. MINISZTERELNÖKSÉG fejezetben	
100				Fővárosi és megyei kormányhivatalok peres ügyei (30. cím, 5. alcím)
101			XII. FÖLDMŰVELÉSÜGYI MINISZTÉRIUM fejezetben	
102				Peres ügyek (20. cím, 13. alcím)
103			XIII. HONVÉDELMI MINISZTÉRIUM fejezetben	
104				NATO és EU felajánlás alapján kialakításra kerülő készenléti alegységek alkalmazásának kiadásai (NRF, Battle Group és DCM) (8. cím, 2. alcím, 1. jogcímcsoport)
105			XIV. BELÜGYMINISZTÉRIUM fejezetben	
106				Víz-, környezeti és természeti katasztrófa kárelhárítás (20. cím, 1. alcím, 50. jogcímcsoport)
107			XVII. NEMZETI FEJLESZTÉSI MINISZTÉRIUM fejezetben	
108				Autópálya rendelkezésre állási díj (20. cím, 36. alcím, 1. jogcímcsoport)
109				A vasúti pályahálózat működtetésének költségtérítése (21. cím, 1. alcím, 5. jogcímcsoport)
110				Vasúti személyszállítási közszolgáltatások költségtérítése (21. cím, 1. alcím, 6. jogcímcsoport)
111				Autóbusszal végzett személyszállítási közszolgáltatások költségtérítése (21. cím,

				1. alcím, 7. jogcímcsoport)
112			XVIII. KÜLGAZDASÁGI ÉS KÜLÜGYMINISZTÉRIUM fejezetben	
113				Beruházás ösztönzési célelőirányzat (7. cím, 1. alcím, 1. jogcímcsoport)
114				Kötött segélyhitelezés (7. cím, 1. alcím, 2. jogcímcsoport)
115			XX. EMBERI ERŐFORRÁSOK MINISZTÉRIUMA fejezetben	
116				Köznevelési célú humánszolgáltatás és működési támogatás (20. cím, 2. alcím, 3. jogcímcsoport)
117				Hit- és erkölcstan oktatás és tankönyvtámogatás (20. cím, 2. alcím, 4. jogcímcsoport)
118				Szociális célú nem állami humánszolgáltatások támogatása (20. cím, 19. alcím, 1. jogcímcsoport)
119			XLII. A KÖLTSÉGVETÉS KÖZVETLEN BEVÉTELEI ÉS KIADÁSAI fejezetben	
120				Átmeneti hulladék-közszolgáltatással kapcsolatos kiadások (32. cím, 1. alcím, 25. jogcímcsoport)
121			LXIII. NEMZETI FOGLALKOZTATÁSI ALAP fejezetben	
122				Start-munkaprogram (8. cím)
123	3.	**Ha az európai uniós tagsághoz kapcsolódó támogatások felhasználása érdekében illetve e támogatások folyósításának elmaradása esetén életbe lépő átcsoportosítási szabályokra vonatkozó rendelkezésekben foglalt lehetőségek kimerültek, az együttes eredeti támogatási előirányzat 30%-ával, e fölött a Kormány döntése alapján túlléphető:**		
124			XII. FÖLDMŰVELÉSÜGYI MINISZTÉRIUM fejezetben	
125				Uniós programok kiegészítő támogatása (20. cím, 4. alcím)
126			XIV. BELÜGYMINISZTÉRIUM fejezetben	
127				Szolidaritási programok (20. cím, 9. alcím)
128				Belügyi Alapok (20. cím, 20. alcím)
129			XV. NEMZETGAZDASÁGI MINISZTÉRIUM fejezetben	
130				Európai Területi Együttműködés (2014-2020) (25. cím, 8. alcím)
131			XVII. NEMZETI FEJLESZTÉSI MINISZTÉRIUM fejezetben	
132				TEN-T projektek (20. cím, 32. alcím, 5. jogcímcsoport)
133				CEF projektek (20. cím, 32. alcím, 27. jogcímcsoport)
134			XIX. UNIÓS FEJLESZTÉSEK fejezetben	
135				Nemzeti Stratégiai Referenciakeret (2. cím, 4. alcím)
136				Területi Együttműködés (2. cím, 5. alcím)
137				Egyéb uniós előirányzatok (2. cím, 6. alcím)
138				Állami költségvetési kedvezményezettek sajáterő támogatása (2. cím, 7. alcím, 8. jogcímcsoport)
139				Budapest 4-es metróvonal építésének támogatása (2. cím, 7. alcím, 11. jogcímcsoport)
140				2014-2020 közötti kohéziós politikai operatív programok (2. cím, 9. alcím)
141				Európai Területi Együttműködés (2014-2020) (2. cím, 10. alcím)
142				Vidékfejlesztési és halászati programok (2. cím, 11. alcím)
143				Vidékfejlesztési és halászati programok 2014-2020 (2. cím, 12. alcím)
144				Uniós Programok ÁFA fedezete (2. cím, 13. alcím)
145	4.	**A nyugdíjszerű ellátásban részesülő személyek évközi ellátás-emelése végrehajtásával összefüggésben tételes elszámolás alapján a szociál- és nyugdíjpolitikáért felelős miniszter engedélyével túlléphető:**		
146			XX. EMBERI ERŐFORRÁSOK MINISZTÉRIUMA fejezetben	

147				Folyósított ellátások utáni térítés (21. cím, 4. alcím, 4. jogcímcsoport)
148	5.	**A pénzügyi tranzakciós illeték megfizetéséhez kapcsolódóan az államháztartásért felelős miniszter engedélyével túlléphető a Dologi kiadások kiemelt előirányzat:**		
149			XV. NEMZETGAZDASÁGI MINISZTÉRIUM fejezetben	
150				Magyar Államkincstár (8. cím)
151	6.	**A gyógyszertári tulajdoni hányad állami elővásárlásával összefüggésben az egészségbiztosításért felelős miniszter engedélyével, az államháztartásért felelős miniszter egyetértése mellett túlléphető:**		
152			XX. EMBERI ERŐFORRÁSOK MINISZTÉRIUMA fejezetben	
153				Gyógyszertári tulajdoni hányad állami elővásárlás kiadása (26. cím)

5. melléklet a 2014. évi C. törvényhez

Uniós kötelezettségvállalási keret-előirányzatok 2007-2013-as programozási időszakra

millió forint

Megnevezés	2007	2008	2009	2010	2011	2012	2013	Összesen
	Indikatív EU forrás							
Gazdaságfejlesztés Operatív Program	0,0	99 918,5	119 740,5	133 922,0	146 717,4	151 817,0	165 223,7	817 339,3
Közlekedés Operatív Program	0,0	161 292,2	243 876,2	280 706,1	293 405,8	360 070,9	396 191,0	1 735 542,2
Társadalmi megújulás Operatív Program	0,0	154 743,4	158 081,2	153 739,4	158 801,5	174 245,2	190 261,0	989 871,8
Államreform Operatív Program	0,0	7 618,9	7 405,1	6 646,5	6 164,9	6 491,8	7 065,6	41 392,8
Elektronikus közigazgatás Operatív Program	0,0	17 463,4	17 386,2	16 239,5	15 927,6	16 475,4	17 980,4	101 472,5
Társadalmi infrastruktúra Operatív Program	0,0	78 304,9	71 258,0	74 531,7	90 192,5	92 000,5	100 875,4	507 162,9
Környezet és energia Operatív Program	0,0	104 543,7	171 170,1	207 955,0	218 336,9	238 754,7	261 839,7	1 202 600,2
Nyugat-dunántúli Operatív Program	0,0	18 632,9	19 972,2	20 787,6	23 183,2	23 640,0	25 936,2	132 152,0
Közép-dunántúli Operatív Program	0,0	20 407,5	21 874,3	22 767,4	25 391,1	25 891,4	28 406,3	144 738,0
Dél-dunántúli Operatív Program	0,0	28 331,4	30 367,7	31 607,6	35 250,1	35 944,6	39 436,0	200 937,4
Dél-alföldi Operatív Program	0,0	30 082,3	32 244,5	33 561,0	37 428,6	38 166,0	41 873,1	213 355,4
Észak-alföldi Operatív Program	0,0	39 176,9	41 992,8	43 707,3	48 744,2	49 704,6	54 532,4	277 858,2
Észak-magyarországi Operatív Program	0,0	36 310,3	38 920,1	40 509,2	45 177,5	46 067,7	50 542,3	257 527,1
Közép-magyarországi Operatív Program	0,0	118 567,6	101 557,0	70 073,4	36 208,4	38 209,0	40 201,6	404 816,9
Végrehajtás Operatív Program	0,0	7 761,1	13 259,2	16 077,7	16 491,6	17 838,9	19 220,9	90 649,3
Nemzeti Stratégiai Referenciakeret keret-előirányzatai összesen	**2008-2013. évekre felosztásra került**	**923 154,8**	**1 089 105,1**	**1 152 831,4**	**1 197 421,2**	**1 315 317,7**	**1 439 585,6**	**7 117 415,8**
Európai Mezőgazdasági és Vidékfejlesztési Alap keret-előirányzatai	**143 450,7**	**135 053,3**	**147 897,4**	**149 964,1**	**155 190,9**	**167 245,1**	**181 287,5**	**1 080 089,0**
A Halászati Operatív Program keret-előirányzatai	**0,0**	**1 594,5**	**1 679,5**	**1 732,6**	**1 930,7**	**1 853,1**	**2 028,2**	**10 818,5**
Európai Menekültügyi Alap	0,0	179,0	253,9	260,1	336,6	354,5	327,5	1 711,6
Integrációs Alap	267,3	309,2	308,9	391,7	455,1	580,5	461,6	2 774,3
Visszatérési Alap	0,0	279,5	153,7	198,6	253,0	371,8	618,1	1 874,7
Külső Határok Alap	1 328,5	1 514,8	1 594,9	1 551,5	2 106,6	3 046,5	4 425,8	15 568,6
Szolidaritási programok keret-előirányzatai összesen:	**1 595,8**	**2 282,5**	**2 311,4**	**2 401,9**	**3 151,3**	**4 353,3**	**5 833,0**	**21 929,2**

6. melléklet a 2014. évi C. törvényhez

Uniós kötelezettségvállalási keret-előirányzatok a 2014-2020-as programozási időszakra

adatok euróban

Megnevezés	Indikatív EU forráskeret a teljes időszakban
Gazdaságfejlesztés és Innovációs Operatív Program	7 733 969 530
Versenyképes Közép-Magyarország Operatív Program	463 703 439
Terület- és Településfejlesztési Operatív Program	3 389 963 001
Intelligens Közlekedésfejlesztési Operatív Program	3 331 808 225
Környezet és Energetikai Hatékonysági Operatív Program	3 217 105 883
Emberi Erőforrás Fejlesztési Operatív Program	2 612 789 000
Közigazgatás- és Közszolgáltatás Fejlesztési Operatív Program	794 773 905
Vidékfejlesztési Program	3 455 336 493
Magyar Halgazdálkodási Operatív Program	39 096 293
Partnerségi Megállapodás keret-előirányzatai összesen	**25 038 545 769**
Rászoruló Személyeket Támogató Operatív Program keret-előirányzata	**93 882 921**
Belső Biztonsági Alap	71 557 716
Menekültügyi, Migrációs és Integrációs Alap	23 067 735
Belügyi Alapok keret-előirányzatai összesen:	**94 625 451**

A kötelezettségvállalások megtételéhez a törvényben rögzített forint/euró árfolyam az irányadó.

7. melléklet a 2014. évi C. törvényhez

A közalkalmazotti fizetési osztályok első fizetési fokozata szerinti garantált illetmények havi összege forintban, valamint a fizetési fokozatokhoz tartozó legkisebb szorzószámok 2015. évben

Fizetési fokozatok	Fizetési osztályok									
	A	B	C	D	E	F	G	H	I	J
1.	69 000	77 000	78 000	79 000	89 000	122 000	127 000	129 500	142 000	154 500
2.	1,0175	1,0175	1,0200	1,0250	1,0275	1,0350	1,0350	1,0500	1,0450	1,0600
3.	1,0350	1,0350	1,0400	1,0500	1,0550	1,0725	1,0725	1,1000	1,1025	1,1350
4.	1,0525	1,0525	1,0650	1,0750	1,0900	1,1100	1,1100	1,1500	1,1675	1,2100
5.	1,0700	1,0700	1,0900	1,1000	1,1250	1,1475	1,1475	1,2000	1,2425	1,2850
6.	1,0875	1,0875	1,1125	1,1250	1,1600	1,1850	1,1850	1,2600	1,3175	1,3600
7.	1,1075	1,1075	1,1375	1,1525	1,1975	1,2225	1,2225	1,3350	1,3925	1,4200
8.	1,1275	1,1400	1,1625	1,1875	1,2350	1,2650	1,2725	1,4100	1,4675	1,4825
9.	1,1500	1,1725	1,1950	1,2250	1,2725	1,3075	1,3325	1,4850	1,5275	1,5450
10.	1,1725	1,2075	1,2300	1,2625	1,3100	1,3675	1,3950	1,5600	1,5875	1,6075
11.	1,1950	1,2425	1,2675	1,3000	1,3475	1,4275	1,4575	1,6250	1,6475	1,6700
12.	1,2175	1,2775	1,3050	1,3375	1,3775	1,4875	1,5200	1,6900	1,7075	1,7325
13.	1,2400	1,3125	1,3425	1,3750	1,4075	1,5475	1,5825	1,7550	1,7775	1,8025
14.	1,2625	1,3500	1,3800	1,4125	1,4425	1,6075	1,6450	1,8200	1,8475	1,8725

8. melléklet a 2014. évi C. törvényhez

Az egyházi jogi személyek, a nemzetiségi önkormányzatok és a magán köznevelési intézmények fenntartói köznevelési feladatainak és a bevett egyházak hit- és erkölcstan oktatás után járó támogatása

I. A PEDAGÓGUS-MUNKAKÖRBEN ÉS A NEVELŐ-OKTATÓ MUNKÁT KÖZVETLENÜL SEGÍTŐ MUNKAKÖRBEN FOGLALKOZTATOTTAK UTÁN JÁRÓ ÁTLAGBÉR ALAPÚ TÁMOGATÁS

1. Az átlagbéralapú támogatás alapja

a) Az e törvény 42. § (1) bekezdés *a)* pontjában meghatározott átlagbéralapú támogatás alapja – az óvoda, egységes óvoda-bölcsőde kivételével – az állami köznevelési feladatellátás keretében állami intézményfenntartásra kijelölt szerv (a továbbiakban: állami intézményfenntartó központ) által fenntartott általános iskolában, középiskolában, szakiskolában, alapfokú művészeti iskolában (a továbbiakban együtt: iskola), kollégiumban, gyógypedagógiai, konduktív pedagógiai nevelési-oktatási, valamint pedagógiai szakszolgálati intézményben pedagógus-munkakörben, valamint nevelő-oktató munkát közvetlenül segítő munkakörben foglalkoztatottak után kifizetett személyi juttatás és járulék.

b) Az e törvény 42. § (1) bekezdés *b)* pontjában meghatározott átlagbéralapú támogatás alapja – az óvoda kivételével – az állami intézményfenntartó központ által fenntartott iskolában, kollégiumban, gyógypedagógiai, konduktív pedagógiai nevelési-oktatási intézményben pedagógus-munkakörben foglalkoztatottak után kifizetett személyi juttatás és járulék.

2. Az átlagbér alapú támogatás megállapítása

Az iskolában, kollégiumban, gyógypedagógiai, konduktív pedagógiai nevelési-oktatási, valamint pedagógiai szakszolgálati intézményben

a) a pedagógus-munkakörben foglalkoztatottak után az állami intézményfenntartó központ pedagógus-munkakörben foglalkoztatottjainak és az állami intézményfenntartó központ által fenntartott iskolával, kollégiummal, gyógypedagógiai, konduktív pedagógiai nevelési-oktatási intézménnyel a nevelési évben vagy a tanévben október 1-jén jogviszonyban álló gyermekek, tanulók létszáma, valamint a pedagógiai szakszolgálati intézmény által ellátott gyermekek, tanulók átlaglétszáma alapján két tizedesre kerekített finanszírozott pedagóguslétszám szerint,

b) a nevelő-oktató munkát közvetlenül segítő munkakörben foglalkoztatottak – a pedagógiai szakszolgálati intézmény kivételével – jogszabályban meghatározott elismerhető létszáma alapján, figyelemmel az *a)* pont szerinti gyermek és tanulólétszámra

kell az átlagbéralapú támogatást megállapítani a 3-5. alpontban foglaltak alkalmazásával.

Az egy főre jutó átlagbér az iskolatípusra, kollégiumra, gyógypedagógiai, konduktív pedagógiai nevelési-oktatási intézményre, pedagógiai szakszolgálati intézményre számított, az állami intézményfenntartó központ által fenntartott intézményekben intézménytípusonként pedagógus-munkakörben, valamint nevelő-oktató munkát közvetlenül segítő munkakörben foglalkoztatottak éves személyi juttatása és járulékai együttes összegének és az annak

megfelelő létszámnak a hányadosa. A pedagógiai szakszolgálati intézmény nevelő-oktató munkát közvetlenül segítő munkakörben foglalkoztatottak finanszírozott létszáma fenntartói szinten nem haladhatja meg a pedagógiai szakszolgálati intézményben a 3-5. alpontban foglaltak alkalmazásával a pedagógus-munkakörre megállapított finanszírozott létszám 8%-át.

3. A pedagógusok, valamint a nevelő-oktató munkát közvetlenül segítők átlagbére és közterhei elismert együttes összegének meghatározása

a) A pedagógusok és 2015. szeptember 1-jétől a pedagógus szakképzettséggel rendelkező nevelő-oktató munkát közvetlenül segítők átlagbérének és közterheinek elismert összege

aa) általános iskolára 4 295 000 forint/számított létszám/év,

pótlólagosan elismert összeg a 2015/2016. tanítási évre 37 300 forint/számított létszám/3 hónap,

ab) gimnáziumra 4 436 700 forint/számított létszám/év,

pótlólagosan elismert összeg a 2015/2016. tanítási évre 40 800 forint/számított létszám/3 hónap,

ac) szakiskolára 4 436 700 forint/számított létszám/év,

pótlólagosan elismert összeg a 2015/2016. tanítási évre 40 800 forint/számított létszám/3 hónap,

ad) speciális szakiskolára (készségfejlesztő speciális szakiskolára, előkészítő szakiskolára) 4 436 700 forint/számított létszám/év,

pótlólagosan elismert összeg a 2015/2016. tanítási évre 40 800 forint/számított létszám/3 hónap,

ae) szakközépiskolára, nem szakképzési évfolyamon 4 436 700 forint/számított létszám/év,

pótlólagosan elismert összeg a 2015/2016. tanítási évre 40 800 forint/számított létszám/3 hónap,

af) szakközépiskolára szakképzési évfolyamon 4 436 700 forint/számított létszám/év,

pótlólagosan elismert összeg a 2015/2016. tanítási évre 40 800 forint/számított létszám/3 hónap,

ag) alapfokú művészeti iskolára főtárgy szerinti egyéni foglalkozás keretében való részvétel esetében 4 184 700 forint/számított létszám/év,

pótlólagosan elismert összeg a 2015/2016. tanítási évre 36 800 forint/számított létszám/3 hónap,

ah) alapfokú művészeti iskolára főtárgy szerinti csoportos foglalkozás keretében való részvétel esetében 4 184 700 forint/számított létszám/év,

pótlólagosan elismert összeg a 2015/2016. tanítási évre 36 800 forint/számított létszám/3 hónap,

ai) művészeti szakközépiskolára 4 436 700 forint/számított létszám/év,

pótlólagosan elismert összeg a 2015/2016. tanítási évre 40 800 forint/számított létszám/3 hónap,

aj) kollégiumra 4 352 100 forint/számított létszám/év,

pótlólagosan elismert összeg a 2015/2016. tanítási évre 39 000 forint/számított létszám/3 hónap,

ak) pedagógiai szakszolgálati intézményre 4 142 500 forint/számított létszám/év,

pótlólagosan elismert összeg a 2015/2016. tanítási évre 36 200 forint/számított létszám/3 hónap,

al) gyógypedagógiai, konduktív pedagógiai nevelési-oktatási intézményre 4 436 700 forint/számított létszám/év,

pótlólagosan elismert összeg a 2015/2016. tanítási évre 40 800 forint/számított létszám/3 hónap,

am) köznevelési intézményben működő utazó gyógypedagógusi hálózatra 4 436 700 forint/számított létszám/év,

pótlólagosan elismert összeg a 2015/2016. tanítási évre 40 800 forint/számított létszám/3 hónap.

b) A nevelő-oktató munkát közvetlenül segítők átlagbérének és közterheinek elismert összege 2 190 700 forint/számított létszám/év.

c) Az Nkt. 2. § (3) bekezdés *b)* pont *bd)* alpontja szerinti fenntartók köznevelési feladatot ellátó intézményeiben foglalkoztatott pedagógusok, valamint a nevelő-oktató munkát közvetlenül segítők átlagbére és közterhei elismert összege a 2015/2016. tanítási évre – 2015. szeptember 1-jétől – az *a)* és *b)* alpontban meghatározottak 30%-a a köznevelést alapfeladatként végző, a társasági adóról és osztalékadóról szóló 1996. évi LXXXI. törvény hatálya alá tartozó gazdasági társaság – ide nem értve a nonprofit gazdasági társaságot –, továbbá a személyi jövedelemadóról szóló 1995. évi CXVII. törvény hatálya alá tartozó vállalkozó esetén.

d) A minősítő vizsga és a minősítési eljárás keretében elnyert minősítés alapján a tárgyév első napján az Nkt. 64. § (4) bekezdés *c)* vagy *d)* pontja szerinti fokozatba besorolt, 2015. január 1-jén – 2015/2016-os tanévben 2015. október 1-jén – pedagógus-munkakörben foglalkoztatott pedagógusoknak az elnyert minősítéssel járó bérnövekmény és az ahhoz kapcsolódó 27%-os mértékkel számított munkaadókat terhelő járulék és szociális hozzájárulási adó elismert összege

da) Pedagógus I. fokozatból Pedagógus II. fokozatba lépés és

daa) középfokú- vagy alapfokozatú végzettség esetén 352 000 forint/fő/11 hónap,
dab) mesterfokozatú végzettség esetén 386 000 forint/fő/11 hónap,

db) Pedagógus I. fokozatból Mesterpedagógus fokozatba lépés és

dba) középfokú- vagy alapfokozatú végzettség esetén 1 286 000 forint/fő/11 hónap,
dbb) mesterfokozatú végzettség esetén 1 415 000 forint/fő/11 hónap.

4. A finanszírozott pedagóguslétszám megállapításához szükséges – az óvoda, egységes óvoda-bölcsőde kivételével – a nevelési-oktatási intézménybe járó, valamint a pedagógiai szakszolgálati intézmény által ellátott gyermekek, tanulók létszámának meghatározása

a) A tanulólétszám meghatározásánál a nappali rendszerű iskolai oktatásban vagy a nappali oktatás munkarendje szerint oktatott tanulót, továbbá a fejlesztő nevelésben-oktatásban

részt vevő tanulót egy tanulóként, az esti oktatás munkarendje szerint tanulók számát kettővel, a levelező oktatás munkarendje szerint tanulók számát öttel elosztva, a kollégiumban ellátott – a nappali rendszerű iskolai oktatásban, vagy a nappali oktatás munkarendje szerint oktatott – tanulót egy tanulóként kell figyelembe venni.

b) A Magyarország területén külföldi állam vagy nemzetközi szervezet oktatási programja szerint az oktatásért felelős miniszter engedélye alapján működő nevelési-oktatási intézmény Magyarországon nyilvántartásba vett fenntartója az ilyen intézmény által pedagógus-munkakörben foglalkoztatott személy után átlagbér alapú támogatásra akkor jogosult, ha

ba) a pedagógus végzettsége és szakképzettsége megfelel az Nkt.-ban meghatározott képesítési előírásoknak,

bb) a külföldi óvoda, a nemzetközi óvoda pedagógiai programja megfelel az Óvodai nevelés országos alapprogramjának, a külföldi iskola, a nemzetközi iskola pedagógiai programja tartalmi szempontból igazodik a Nemzeti alaptantervhez.

c) A pedagógiai szakszolgálati intézményben az ellátott gyermekek, tanulók létszámát az ellátott gyermekek, tanulók egy évre számított havonkénti átlaglétszámának éves összesített, tízzel elosztott becsült létszáma alapján kell meghatározni. A heti ellátotti létszám megállapításánál egy gyermek, tanuló csak egyszer vehető figyelembe tekintet nélkül arra, hogy a hét egy vagy több napján, egyéni vagy csoportos foglalkozás keretében biztosították számára a jogszabályban megállapított szakmai követelményeknek megfelelő ellátást. Új pedagógiai szakszolgálati intézmény esetén átlaglétszámként a becsült létszámot kell alapul venni.

d) Az alapfokú művészetoktatásban azt a tanulót lehet egy főként figyelembe venni, akinek a számára egy tanszak vonatkozásában legalább heti négy tanóra kerül megszervezésre. Azokat a tanulókat, akik számára heti kettő vagy három tanóra kerül megszervezésre, kettővel elosztva lehet figyelembe venni, más esetben a tanuló nem vehető figyelembe.

e) Az alapfokú művészetoktatás kivételével a nappali rendszerű iskolai oktatásban vagy a nappali munkarend szerint oktatott enyhe értelmi fogyatékos, beszédfogyatékos vagy pszichés fejlődési zavarral küzdő sajátos nevelési igényű tanulót két főként, a mozgásszervi, érzékszervi, középsúlyos értelmi fogyatékos, autizmus spektrum zavarral küzdő vagy halmozottan fogyatékos tanulót három főként kell számításba venni, ha a nevelésük, oktatásuk a többi tanulóval együtt történik. Ha a köznevelési intézmény a sajátos nevelési igényű gyermek, tanuló számára az egészségügyi, pedagógiai célú habilitációs, rehabilitációs foglalkoztatást nem saját alkalmazottjával, hanem utazó gyógypedagógusi hálózat igénybevételével láttatja el, az integráltan nevelt, oktatott sajátos nevelési igényű gyermek, tanuló csak egy főként vehető figyelembe.

f) A gyermek- és tanulólétszám meghatározása feladatellátási helyenként két tizedesre történik.

5. A finanszírozott pedagógus létszám meghatározása

A finanszírozott pedagóguslétszám meghatározásához az állami intézményfenntartó központ pedagógus-munkakörben foglalkoztatottjainak és az általa fenntartott iskolába, gyógypedagógiai, konduktív pedagógiai nevelési-oktatási intézménybe felvett gyermekeknek, tanulóknak, továbbá kollégiumban elhelyezett tanulóknak és a pedagógiai szakszolgálati intézmény által ellátott gyermekek, tanulók heti átlaglétszámának aránya köznevelési intézménytípusonként:

a) általános iskolában 11,8 fő tanulónként 1 fő pedagógus,

b) gimnáziumban – beleértve a hat és nyolc évfolyammal működő gimnáziumokat is – 12,5 fő tanulónként 1 fő pedagógus,

c) szakiskolában – beleértve a Köznevelési Hídprogramokat is – 12 fő tanulónként 1 fő pedagógus,

d) szakközépiskolában, nem szakképzési évfolyamon 12,4 fő tanulónként 1 fő pedagógus,

e) szakközépiskolában, szakképzési évfolyamon 13,7 fő tanulónként 1 fő pedagógus,

f) alapfokú művészeti iskolában főtárgy szerinti egyéni foglalkozás keretében való részvétel esetében 19,9 fő tanulónként 1 fő pedagógus,

g) alapfokú művészeti iskolában főtárgy szerinti csoportos foglalkozás keretében való részvétel esetében 78,8 fő tanulónként 1 fő pedagógus,

h) művészeti szakközépiskola

ha) párhuzamos oktatásában részt vevő 6 fő tanulónként 1 fő pedagógus,

hb) szakképzési évfolyamán az Nkt. 27. § (9) bekezdése szerinti egyéni foglalkozás keretében részt vevő 3,5 fő tanulóként 1 pedagógus,

hc) szakképzési évfolyamán legalább 4 főből álló csoportos foglalkozás keretében részt vevő 8,5 fő tanulóként 1 fő pedagógus,

i) kollégiumban 18,5 fő tanulónként 1 fő pedagógus,

j) pedagógiai szakszolgálati intézménynél

ja) logopédiai ellátás esetén 50 fő gyermek-, illetve tanulólétszám alatt 1 fő pedagógus, további 50 gyermek/tanulólétszám esetén további 1-1 fő pedagógus,

jb) nevelési tanácsadás esetén 87 fő gyermek-, illetve tanulólétszám alatt 1 fő pedagógus, további 87 gyermek/tanulólétszám esetén további 1-1 fő pedagógus,

jc) gyógytestnevelés esetén 50 fő gyermek-, illetve tanulólétszám alatt 1 fő pedagógus, további 50 gyermek/tanulólétszám esetén további 1-1 fő pedagógus,

jd) szakértői bizottság esetén 180 fő gyermek-, illetve tanulólétszám alatt 1 fő pedagógus, további 180 gyermek/tanulólétszám esetén további 1-1 fő pedagógus,

je) gyógypedagógiai tanácsadás, korai fejlesztés, oktatás és gondozás, és a fejlesztő nevelés együtt:

	A	B
1.	Gyermek-, illetve tanulólétszám (fő)	Pedagóguslétszám (fő)
2.	1	1
3.	2-10	2
4.	11-20	4
5.	21-50	5
6.	51-100	6

7.	100 felett	10

jf) továbbtanulási, pályaválasztási tanácsadás, konduktív pedagógiai ellátás, iskolapszichológiai, óvodapszichológiai ellátás, kiemelten tehetséges gyermekek, tanulók gondozása együtt:

	A	B
1.	Gyermek-, illetve tanulólétszám (fő)	Pedagóguslétszám (fő)
2.	1-100	2
3.	101-500	5
4.	501-1000	7
5.	1001-2000	9
6.	2000 felett	12

k) gyógypedagógiai, konduktív pedagógiai nevelési-oktatási intézmény

ka) óvodája esetében 4 fő gyermekként 1 fő pedagógus,

kb) általános iskolája esetében 3,7 fő tanulóként 1 fő pedagógus,

kc) középiskolája esetében 6,2 fő tanulóként 1 fő pedagógus,

kd) speciális szakiskolája és előkészítő szakiskolája esetében 6 fő tanulónként 1 fő pedagógus, készségfejlesztő speciális szakiskolája esetében 4 fő tanulónként 1 fő pedagógus,

ke) kollégiuma esetében 7,8 fő tanulóként 1 fő pedagógus,

l) fejlesztő nevelést, oktatást végző gyógypedagógiai, konduktív pedagógiai intézményben 3 fő tanulónként 1 fő pedagógus,

m) a kiegészítő nemzetiségi nevelés-oktatásban 21 fő tanulónként 1 fő pedagógus,

n) utazó gyógypedagógusi hálózat igénybevétele esetén a sajátos nevelési igényű gyermekek, tanulók egészségügyi, pedagógiai célú habilitációs, rehabilitációs foglalkoztatásának megtartására 39 ellátott gyermek- és tanulólétszám esetén 1 fő pedagógus

után igényelhető az átlagbér alapú támogatás.

Ha az *a)-e)* és *i)* alpont szerinti köznevelési intézmény ellát nemzetiségi nevelési-oktatási feladatot, akkor a nemzetiségi nevelésben, oktatásban részt vevő tanulók tekintetében 8 fő tanulóként 1 fő pedagógust kell figyelembe venni.

A pedagóguslétszám meghatározása fenntartónként, a nevelési évi, tanévi október 1-jei gyermek-, illetve tanulólétszám (a költségvetési éven belül 8 és 4 havi létszám) alapján két tizedesre történik.

II. A NEMZETISÉGI ÖNKORMÁNYZAT, AZ EGYHÁZI JOGI SZEMÉLY ÁLTAL FENNTARTOTT KÖZNEVELÉSI INTÉZMÉNYEK MŰKÖDÉSÉNEK TÁMOGATÁSA

1. Az e törvény 42. § (1) bekezdés *c)* pontjában meghatározott támogatás fajlagos összege: 160 000 forint/gyermek, tanuló/év.

2. A gyermek-, illetve tanulólétszám meghatározásánál

a) óvoda, egységes óvoda-bölcsőde esetén a gyermeket egy főként,

b) kollégium és iskola esetén – az alapfokú művészetoktatás kivételével – az I. pont 4. alpont *a)* alpontban leírtak szerint,

c) pedagógiai szakszolgálati ellátás esetén a gyógypedagógiai tanácsadás, korai fejlesztés, oktatás és gondozásban, valamint a fejlesztő nevelésben részt vevőket az I. pont 4. alpont *c)* alpontban leírtak szerint

kell figyelembe venni.

3. Az alapfokú művészetoktatásban részt vevő tanulót az átlagbéralapú támogatásnál megadott tanulólétszámot öttel elosztva kell figyelembe venni.

4. A nemzetiségi önkormányzat a 2. alpont *a)* alpont szerinti gyermek- és tanulólétszám esetén kizárólag a nemzetiségi nevelésben, oktatásban részt vevőt veheti figyelembe.

5. A működési támogatás megállapításakor a nevelési-oktatási intézmény esetében a nevelési évi, tanévi október 1-jei gyermek-, illetve tanulólétszámot (a költségvetési éven belül 8 és 4 havi létszám) két tizedesre kerekítve kell kiszámítani.

6. Ha az iskola büntetés-végrehajtási intézményben vagy javítóintézetben működik, a tanulók után e támogatás nem igényelhető.

III. A KÖZNEVELÉSI FELADATOT ELLÁTÓ INTÉZMÉNYT FENNTARTÓ SZERVEZETEK TANKÖNYVTÁMOGATÁSA

1. Az e törvény 42. § (1) bekezdés *d)* pontjában meghatározott fenntartó

a) az Nkt. szerinti ingyenes tankönyvek biztosítása érdekében a nappali rendszerű általános iskola, a nappali rendszerű nemzetiségi és gyógypedagógiai, konduktív pedagógiai feladatot ellátó általános iskola (a továbbiakban együtt: általános iskola)

aa) harmadik évfolyamán 2015. október 1-jén tanulói jogviszonyban álló tanulók létszáma alapján 12 000 forint/fő/év,

ab) első és második évfolyamán, amennyiben a tanulók 2015. október 1-jei létszáma meghaladja a 2014/2015-ös tanév első és második évfolyamára beiratkozott tanulók 2014. október 1-jei létszámát, a többletlétszám alapján 12 000 forint/fő/év,

b) az *a)* pont szerinti tanulók kivételével, az általános iskolával vagy középfokú iskolával tanulói jogviszonyban álló nappali rendszerű iskolai oktatásban és a külön jogszabályban meghatározott normatív kedvezményekben részesülő tanulók 2015. október 1-jei létszáma alapján 12 000 forint/fő/év

összegű tankönyvtámogatásra jogosult.

2. A tankönyvtámogatásokkal összefüggésben egy tanulót csak egy jogcímen lehet figyelembe venni.

3. A tankönyvtámogatásokat az oktatásért felelős miniszter utalványozása alapján 2015. augusztus 25-éig folyósítja a kincstár.

IV. A BEVETT EGYHÁZ ÁLTAL AZ ÁLLAMI ISKOLÁBAN SZERVEZETT HIT- ÉS ERKÖLCSTAN OKTATÁSHOZ KAPCSOLÓDÓ TÁMOGATÁS

1. Az e törvény 42. § (1) bekezdés *e)* pont *ea)* alpontjában meghatározott tankönyvtámogatást a bevett egyház a hit- és erkölcstan oktatásban részt vevő tanulók után veheti igénybe, ha ahhoz olyan tankönyvet alkalmaz, amely a hivatalos tankönyvjegyzéken szerepel.

2. A tankönyvtámogatás fajlagos összege

a) az 1-3. évfolyamon 980 forint/tanuló,
b) az 5-7. évfolyamon 1 270 forint/tanuló,
c) a hat évfolyammal működő gimnáziumokban a 7-8. évfolyamon 1 580 forint/tanuló.

A támogatást az oktatásért felelős miniszter utalványozása alapján 2015. augusztus 25-éig folyósítja a kincstár.

3. Az e törvény 42. § (1) bekezdés *e)* pont *eb)* alpontjában meghatározott támogatás szempontjából elismert számított pedagóguslétszámot két tizedesjegyre kell megállapítani a hit- és erkölcstan oktatásban részt vevő tanulók 8 fős csoportja után heti 24 teljesített tanórával számolva. A tanulók számának meghatározása a tanévi október 1-jei tanulólétszámok (a költségvetési éven belül 8 és 4 havi létszám) alapján történik.

4. A támogatás összege

a) január-szeptember hónapokra 332 200 forint/hónap,
b) október-december hónapokra 344 000 forint/hónap,

amely a főiskolai végzettségű Pedagógus I. kategóriába sorolt pedagógus bruttó átlagbérének és járulékának megfelelő összeg.

V. KIEGÉSZÍTŐ SZABÁLYOK

1. Az átlagbér alapú támogatás a személyi juttatások és az azokhoz kapcsolódó 27%-os mértékkel számított munkaadókat terhelő járulék és szociális hozzájárulási adó kifizetéséhez, a dologi kiadások, az ellátottak pénzbeli juttatásai és egyéb működési célú kiadások, valamint felújítási kiadások finanszírozására használható fel a felújítási hitel felvétele és törlesztése kivételével. Az átlagbér alapú támogatás megbízási jogviszonyban óraadóként foglalkoztatottak megbízási díjára az Nkt. 22. § (2) bekezdésében, szakiskolák, szakközépiskolák esetében a szakképzésről szóló 2011. évi CLXXXVII. törvény (a továbbiakban: szakképzésről szóló törvény) 30. § (5) bekezdésében meghatározott alkalmazotti arány mértékéig használható fel.

2. A fenntartó az I. és III. pontban meghatározott támogatásokat – azok folyósítását követő 15 napon belül – az általa fenntartott nevelési-oktatási, pedagógiai szakszolgálati intézménynek átadja úgy, hogy az általa fenntartott valamennyi nevelési-oktatási-, pedagógiai szakszolgálati intézmény kiegyensúlyozott működését biztosítsa.

3. A 2. alpontban meghatározott átadási kötelezettséget csökkenti a nevelési-oktatási, valamint pedagógiai szakszolgálati intézménynek már megelőlegezett, átadott összeg.

4. Az átlagbér alapú támogatás és a működési támogatás az iskolai rendszerű szakképzésben részt vevő tanulók után tanévenként a tanuló szakképző iskolai képzőhelyen – közismereti, szakmai elméleti és szakmai gyakorlati képzésben – töltött kötelező óraszáma alapján számított létszám alapján igényelhetők. A szakmai gyakorlati képzésben tanulószerződés alapján részt vevő tanulók a közismereti és a szakmai elméleti oktatás kötelező óraszámának arányában vehetők figyelembe. A számított létszám meghatározásához alkalmazott arányok

megállapítása során a tanévre figyelembe vett tanulói összes kötelező óraszámba be kell számítani az összefüggő szakmai gyakorlat időtartamát is. Ha az előbbiek szerint számítható létszám nem egész szám, a fenntartónként összesített mutatószám meghatározásánál a kerekítés általános szabályait kell alkalmazni.

5. Ha a szakmai gyakorlati képzést együttműködési megállapodás alapján részben vagy egészben folytató szervezet nem szakképzési hozzájárulásra kötelezett, a szakképző iskola fenntartója a gyakorlati képzés együttműködési megállapodás alapján járó időarányos részére az iskolai tanműhelyben folyó gyakorlati képzés finanszírozási feltételei szerint jogosult támogatásra.

6. A támogatások igénybevétele és elszámolása a köznevelési statisztikai adatokra és az azt megalapozó tanügyi okmányokra, vagy a támogatást megalapozó egyéb okmányokra, analitikus nyilvántartásokra épül. Az igénylésnél és annak elbírálása során figyelembe kell venni az Nkt., a szakképzésről szóló törvény, valamint ezek végrehajtási rendeleteiben foglalt előírásokat. Nem korlátozzák az igénybevételt az Nkt.-nak a maximális csoport- vagy osztálylétszám betartására vonatkozó követelményei.

7. A sajátos nevelési igényű gyermekek, tanulók után akkor vehető igénybe a támogatás, ha az intézmény alapító okirata, jogerős működési engedélye meghatározza az Nkt. 4. § 25. pontja szerinti fogyatékosság típusát is, és a szakvélemény szerint kerül sor a gyermek, tanuló nevelésére, oktatására.

8. Nem igényelhető támogatás – függetlenül attól, hogy a fenntartó és a köznevelési intézmény részt vesz az állami feladatellátásban vagy sem – az olyan tanuló után, aki

a) tandíjfizetésre kötelezett,

b) szülői vagy saját kérésre magántanuló vagy a felnőttoktatásban más sajátos munkarend szerint tanul,

c) a szakképzésről szóló törvény 29. §-a alapján az iskolai rendszerű szakképzésben való ingyenes részvételre nem jogosult vagy

d) vendégtanulói jogviszonyban áll, kivéve az országos nemzetiségi önkormányzat által fenntartott kiegészítő nemzetiségi oktatás feladatait ellátó intézmény vendégtanulóját,

e) akinek szünetel a tanulói jogviszonya,

f) aki externátusi ellátásban részesül az externátusi ellátásra tekintettel.

9. Gyógypedagógiai nevelési-oktatási intézmény óvodája esetén nem igényelhető támogatás olyan gyermek után, aki tandíj fizetés mellett veszi igénybe az óvodai ellátást, vagy akinek a jegyző vagy a fenntartó felmentést adott a kötelező óvodai nevelésben való részvétel alól.

10. A tanuló akkor vehető figyelembe a nemzetiségi nevelésben, oktatásban, ha

a) a nemzetiségi nevelési-oktatási intézmény működési engedélye tartalmazza a nemzetiségi feladatok ellátását, és annak formáját,

b) a nemzetiségi iskolai nevelésben és oktatásban a gyermek szülőjének, gondviselőjének a beiratkozáskor írásban benyújtott kérelme alapján vesz részt és

c) a nemzetiségi nyelvek oktatására fordított heti kötelező tanórák évfolyamonkénti átcsoportosítása esetén is – a romani és beás nemzetiségi nyelvoktatás kivételével – csak azok után a tanulók után vehetők figyelembe, akik az adott tanévben legalább heti három órában tanulják a nemzetiségi nyelvet,

d) az iskola olyan településen működik, ahol nem jött létre települési és területi nemzetiségi önkormányzat, nincsen nemzetiségi szószóló és a fenntartó beszerezte az országos nemzetiségi önkormányzat nyilatkozatát, amely szerint a nevelési-oktatási intézmény nemzetiségi feladatot lát el.

11. A kiegészítő nemzetiségi oktatás keretében a vendégtanuló akkor vehető figyelembe egy főként, ha a 10. alpont *a)-c)* alpontjában foglalt feltételek teljesülnek és nappali rendszerű iskolai oktatásban rendelkezik tanulói jogviszonnyal. A felnőttoktatásban tanulói jogviszony fennállásakor a tanuló abban a tanévben vehető utoljára figyelembe vendégtanulóként, amelyben tankötelezettsége fennáll vagy életkora alapján nappali rendszerű iskolai oktatásban is részt vehetne. A sajátos munkarendben létesített tanulói jogviszony esetében a tanuló nem vehető figyelembe vendégtanulóként.

12. A nevelési-oktatási és pedagógiai szakszolgálati intézménynek a tanügyi nyilvántartásaival – beleértve a nyilatkozatokat, határozatokat is – kell igazolnia, hogy a gyermeket, tanulót felvette, és biztosította részére az előírt szolgáltatások igénybevételét.

13. Ha a tanulónak térítési díjat kell fizetnie, az átlagbér alapú támogatás és a működési támogatás megállapításánál és az arról történő elszámolásnál a tanuló akkor vehető figyelembe, ha az iskola, a kollégium előírta és beszedte azt, függetlenül attól, hogy az adott köznevelési intézmény, valamint fenntartója állami feladatellátásban részt vesz az vagy sem. A térítési díj nem lehet kevesebb, mint a külön jogszabályban meghatározott alsó határ. Ha a tanuló a térítésidíj-fizetési kötelezettség mellett igénybe vehető oktatást jogszabály rendelkezése alapján ingyenesen veheti igénybe, ezt a tényt fel kell tüntetni a törzslapján, megjelölve a döntés alapjául szolgáló jogszabályt, továbbá nyilván kell tartania az ehhez és egyéb kedvezmények igazolásához szükséges dokumentumokat. Ebben az esetben az átlagbéralapú támogatás megállapításakor a tanulót figyelembe lehet venni. Az igénylési létszámba nem számítható be az a gyermek, tanuló, akinek a nevelési-oktatási intézmény a külön jogszabályban meghatározott térítési díj maximális mértékénél magasabb fizetési kötelezettséget ír elő.

14. Az alapfokú művészetoktatási feladatot ellátó egységes iskola – beleértve a magyar Waldorf-iskolák kerettanterve alapján oktató nevelési-oktatási intézményeket – 1-12. évfolyamos tanulóinak létszámát az alapfokú művészetoktatási támogatás igénybevételéhez a finanszírozott pedagóguslétszám számításakor hárommal elosztva lehet figyelembe venni. A Waldorf-iskolák 13. évfolyamos tanulói után nem igényelhető átlagbéralapú és működési támogatás.

15. A támogatásokat, a működési támogatás kivételével, a folyósítás évében kell felhasználni.

16. Elszámolási szabályok:

a) A támogatások gyermek-, tanulólétszám szerinti elszámolására – kivéve a működési támogatást – a költségvetési évet követő év március 31-éig kormányrendeletben meghatározott módon kerül sor.

b) Az átlagbér alapú támogatás, a működési támogatás és az e törvény 42. § (1) bekezdés *f)* pontja szerinti támogatás összesített egyenlegének rendezésére a központi költségvetés végrehajtásáról szóló törvényben kerül sor akként, hogy

ba) az állam, illetve a települési önkormányzat által fenntartott nevelési-oktatási intézményekben és pedagógiai szakszolgálati intézményekben kimutatott – a gyermek- és tanulóétkeztetést is figyelembe vevő – éves összesített működési és felújítási kiadást,

valamint a fenntartók működtetéssel és intézményfenntartással kapcsolatos kiadásait csökkenteni kell

baa) az Áht. 6. § (3) bekezdés *b)* és *c)* pontja szerinti, továbbá a közszolgáltatás ellátása során nyújtott ellenérték, az általános forgalmi adóból származó állami és települési önkormányzati, a köznevelési ágazatban realizált bevételekkel és

bab) az olyan költségvetési támogatás összegével, amelyhez a nemzetiségi önkormányzat és az egyházi jogi személy az állam, illetve a települési önkormányzat által fenntartott nevelési-oktatási intézménnyel, pedagógiai szakszolgálati intézménnyel azonos feltételek mellett hozzájuthat és

bb) a *ba)* alpontban meghatározott számítás eredményének – az állam, illetve a települési önkormányzat által fenntartott nevelési-oktatási intézménybe vagy pedagógiai szakszolgálati intézménybe járó – egy gyermekre, tanulóra jutó összegéből az *a)* alpont szerinti elszámolást is figyelembe véve le kell vonni a kifizetett támogatások egy gyermekre, tanulóra jutó együttes összegét.

17. Óvoda, egységes-óvoda esetén alkalmazni kell az I. pont 3. alpont *c)* alpontjában, valamint a Kiegészítő szabályok 2-3., 6-7., 12., 15-16. alpontban foglaltakat.

18. A gyógypedagógiai nevelési-oktatási intézmény óvodája esetén az óvodás gyermekek létszámának meghatározásakor alkalmazni kell a 2. melléklet II. pont 1. alpont *a)* alpontjában leírtakat.

19. Az I. pont 3. alpont *d)* alpont szerinti támogatás megállapításához az alkalmazottak és az óraadók személyes adatait tartalmazó köznevelés információs rendszere (KIR) személyi nyilvántartásának 2014. december 31-ei állapota szerint a KIR működtetéséért és adatkezeléséért felelős szerv 2015. január 6-ig megküldi a Magyar Államkincstár részére fenntartó székhelye szerinti megyei bontásban a minősítési eljárásban eredményesen végzett pedagógus oktatási azonosítóját, a minősítési eljárás eredménye szerinti fokozatát, végzettségét, köznevelési intézménye nevét, címét, OM azonosítóját, az intézményfenntartó nevét, típusát, székhelyének címét.

A Magyar Államkincstár fenntartó székhelye szerinti illetékes igazgatósága a 42. § (1) bekezdés *a)* vagy *b)* pontja szerint támogatásban részesülő fenntartók számára havi ütemezésben – jogszabályban meghatározott fenntartói változásjelentéssel érintett utalásig e törvény alapján – folyósítja a támogatást, első alkalommal február 7-ig.

9. melléklet a 2014. évi C. törvényhez

A személyes gondoskodást nyújtó szociális, gyermekvédelmi közfeladatot ellátó intézmény nem állami fenntartóját megillető támogatások

A központi költségvetés a nem állami szociális fenntartónak a következő támogatásokat biztosítja.

I. Szakmai dolgozók átlagbére alapján számított béralapú támogatása

SZAKMAI DOLGOZÓK ÁTLAGBÉRÉNEK ELISMERT ÖSSZEGE: 2 606 040 Ft/év/foglalkoztatott

A központi költségvetés a Kjt., valamint a Kjt. szociális ágazatban történő végrehajtását szabályozó kormányrendelet, továbbá egyéb, a kereseteket meghatározó jogszabályok alapján elismert átlagbér alapú feladathoz kötött támogatást biztosít a bentlakást nyújtó szociális – kivéve hajléktalanok átmeneti intézményei – és gyermekvédelmi szakellátási intézmény nem állami fenntartói részére. Az átlagbér alapú támogatás a fenntartók által fenntartott intézményben foglalkoztatott munkatársak béréhez, valamint az ehhez kapcsolódó szociális hozzájárulási adójához jár, és az intézmény működésével összefüggésben használható fel.

A támogatás éves összegének meghatározása

a) Az intézményekben ellátottak számának meghatározása
A nem állami szociális fenntartó jogszabályban meghatározottak szerinti igénylés keretében adatot szolgáltat az általa fenntartott intézmények ellátotti létszámáról, amely nem lehet több éves szinten a szolgáltatói nyilvántartásban szereplő létszám – amennyiben a befogadott férőhelyszám alacsonyabb, akkor a befogadott létszám – 100%-nál. Az ellátottak számának meghatározása során a tervezéskor az intézményben ellátottak éves becsült gondozási napjainak számát 365-tel kell osztani, az elszámolásnál az ellátottak gondozási napokra vonatkozó nyilvántartása szerint összesített éves gondozási napok számát 365-tel kell osztani.

b) A számított szakmai munkatárs létszám meghatározása

$Gsz = L_1/4$
ahol:

Gsz = 2015. évre számított szakmai munkatársak létszáma két tizedesre kerekítve,

L_1 = adott évre az *a)* alpont szerinti összes ellátotti létszám.

c) A szolgáltatásokhoz kapcsolódó támogatás éves összegének (T) meghatározása

$T = Gsz*Ksz_1*2\,606\,040$
ahol:

Ksz_1 = az alábbi táblázat szerinti szolgáltatás biztosításához kapcsolódó korrekciós szorzószám, szolgáltatásonként.

d) A nevelőszülői ellátás támogatása

T = (Nsz*Nszad) + (Gsz*Ksz_1*2 606 040)

ahol:

tervezésnél:

Nsz = nevelőszülők becsült létszáma, amely nem lehet több a szolgáltatói nyilvántartásban szereplő létszámnál

NSzad = a Gyvt. 66/H. § (3) bekezdése szerint a nevelőszülői foglalkoztatási jogviszonnyal kapcsolatban megállapított kötelező minimális alapdíj harmincad részének szociális hozzájárulási adóval számított összege* 365 nap

elszámolásnál:

Nsz = nevelőszülők éves átlagos létszáma, amely nem lehet több a szolgáltatói nyilvántartásban szereplő létszámnál

NSzad = a Gyvt. 66/H. § (3) bekezdése szerint a nevelőszülői foglalkoztatási jogviszonnyal kapcsolatban megállapított kötelező minimális alapdíj harmincad részének szociális hozzájárulási adóval számított összege * a nevelőszülői jogviszonyban töltött napok számával, legfeljebb 365 nap

ahol:

a nevelőszülői foglalkoztatási jogviszonyban töltött napok száma: az összes nevelőszülői jogviszonyban töltött napok száma osztva az átlagos nevelőszülői létszámmal

	A	B	C	D	E
1	Főtípus	Típus	Altípus	Szorzó szám (Ksz_1)	Kiegészítő rendelkezések
2	Szociális [Szoctv. 57. § (2) bekezdés, a hajléktalanok átmeneti intézményei kivételével].	ápolást, gondozást igénylő ellátás	idősek otthona (átlagos ellátás)	1,00	A támogatást azok a fenntartók vehetik igénybe, amelyek idősek otthonát a Szoctv.-ben szabályozott módon tartanak fenn.
3			idősek otthona (demens ellátás)	1,18	A támogatást igénybe vehetik azok a fenntartók, amelyek a Szoctv.-ben szabályozott módon a Nemzeti Rehabilitációs és Szociális Hivatal, vagy a Pszichiátriai/Neurológiai Szakkollégium által befogadott demencia centrum, vagy pszichiáter, neurológus, geriáter szakorvos demencia kórkép súlyos fokozatát igazoló szakvéleményével rendelkező demens betegek ellátását biztosítják. Az e pont szerinti támogatás vehető igénybe az idősek Szoctv. 57. § (2) bekezdése szerinti tartós bentlakásos intézményében és az emelt színvonalú férőhelyen ellátott, a Nemzeti Rehabilitációs és Szociális Hivatal, vagy a Pszichiátriai/Neurológiai Szakkollégium által befogadott demencia centrum, vagy pszichiáter, neurológus, geriáter

					szakorvos demencia kórkép súlyos fokozatát igazoló szakvéleményével rendelkező demens betegek után is.
4			idősek otthona (emelt szintű ellátás)	0,19	A támogatás az idősek otthonaiban a 2007. december 31-én hatályos Szoctv. 117/B. §-a alapján emelt színvonalú körülményeket és szolgáltatásokat biztosító, 2007. december 31-én a működési engedélyben meghatározott férőhelyen gondozott – a 3. altípus szerint súlyos demens betegnek nem minősülő – ellátottak után illeti meg a fenntartót.
5			pszichiátriai betegek otthona	1,22	A támogatást azok a fenntartók vehetik igénybe, amelyek a pszichiátriai betegek otthonát, intézményenként legalább 10 férőhellyel tartják fenn.
6			szenvedélybetegek otthona	1,22	A támogatást azok a fenntartók vehetik igénybe, amelyek a szenvedélybetegek otthonát, intézményenként legalább 10 férőhellyel tartják fenn.
7			fogyatékos személyek otthona	1,22	A támogatást azok a fenntartók vehetik igénybe, amelyek fogyatékos személyek (látás-, mozgás-, értelmi és halmozottan fogyatékos személyek) ápoló-gondozó otthonát intézményenként legalább 10 férőhellyel tartják fenn.
8			hajléktalanok otthona	1,00	A támogatást azok a fenntartók vehetik igénybe, amelyek a Szoctv.-ben szabályozott módon hajléktalanok otthonát tartanak fenn.
9		rehabilitációs intézmény	pszichiátriai betegek rehabilitációs intézménye	1,22	A támogatást azok a fenntartók vehetik igénybe, amelyek pszichiátriai betegek rehabilitációs intézményét, intézményenként legalább 10 férőhellyel tartják fenn.
10			szenvedélybetegek rehabilitációs intézménye	1,22	A támogatást azok a fenntartók vehetik igénybe, amelyek szenvedélybetegek rehabilitációs intézményét, intézményenként legalább 10 férőhellyel tartják fenn.
11			fogyatékos személyek rehabilitációs intézménye	1,22	A támogatást azok a fenntartók vehetik igénybe, amelyek fogyatékos személyek rehabilitációs intézményét, intézményenként legalább 10 férőhellyel tartják fenn.
12			hajléktalan személyek rehabilitációs intézménye	1,00	A támogatást azok a fenntartók vehetik igénybe, amelyek a Szoctv.-ben szabályozott módon hajléktalan személyek rehabilitációs intézményét tartanak fenn.
13		lakóotthonok	fogyatékos személyek rehabilitációs célú lakóotthona	0,96	A támogatásra jogosultak azok a fenntartók, amelyek a Szoctv. 85/A. §-ának megfelelő fogyatékosok rehabilitációs célú lakóotthonát üzemeltetnek.
14			fogyatékos személyek ápoló-gondozó célú lakóotthona	1,27	A támogatásra jogosultak azok a fenntartók, amelyek a Szoctv. 85/A. §-ának megfelelő ápoló-gondozó célú lakóotthont üzemeltetnek.
15			pszichiátriai betegek rehabilitációs célú lakóotthona	0,96	A támogatásra jogosultak azok a fenntartók, amelyek a Szoctv. 85/A. §-ának megfelelő pszichiátriai betegek rehabilitációs célú lakóotthonát üzemeltetnek.
16			szenvedélybetegek rehabilitációs célú lakóotthona	0,96	A támogatásra jogosultak azok a fenntartók, amelyek a Szoctv. 85/A. §-ának megfelelő szenvedélybetegek rehabilitációs célú lakóotthonát üzemeltetnek.
17		átmeneti elhelyezést nyújtó intézmények	időskorúak gondozóháza	1,00	A támogatást azok a fenntartók vehetik igénybe, amelyek a Szoctv.-ben szabályozott módon időskorúak gondozóházát tartanak fenn.
18			fogyatékos személyek gondozóháza	1,11	A támogatást azok a fenntartók vehetik igénybe, amelyek a Szoctv.-ben szabályozott módon fogyatékos személyek gondozóházát tartanak fenn.
19			pszichiátriai betegek átmeneti otthona	1,11	A támogatást azok a fenntartók vehetik igénybe, amelyek a Szoctv.-ben szabályozott módon pszichiátriai betegek átmeneti otthonát tartanak fenn.

20			szenvedélybetegek átmeneti otthona	1,11	A támogatást azok a fenntartók vehetik igénybe, amelyek a Szoctv.-ben szabályozott módon szenvedélybetegek átmeneti otthonát tartanak fenn.
21		támogatott lakhatás	támogatott lakhatás fogyatékos személyek részére	1,35	A támogatást azok a fenntartók vehetik igénybe, amelyek a Szoctv. 75. § (1) bekezdése alapján tartanak fenn támogatott lakhatást fogyatékos személyek részére. A támogatás azonos időszakban ugyanazon ellátott után a 2. melléklet III. 3. c)-i) alpontok szerinti támogatással együtt nem vehető igénybe.
22			támogatott lakhatás pszichiátriai betegek részére	0,96	A támogatást azok a fenntartók vehetik igénybe, amelyek a Szoctv. 75. § (1) bekezdése alapján tartanak fenn támogatott lakhatást pszichiátriai betegek részére. A támogatás azonos időszakban ugyanazon ellátott után a 2. melléklet III. 3. c)-i) alpontok szerinti támogatással együtt nem vehető igénybe.
23			támogatott lakhatás szenvedélybetegek részére	0,96	A támogatást azok a fenntartók vehetik igénybe, amelyek a Szoctv. 75. § (1) bekezdése alapján tartanak fenn támogatott lakhatást szenvedélybetegek részére. A támogatás azonos időszakban ugyanazon ellátott után a 2. melléklet III. 3. c)-i) alpontok szerinti támogatással együtt nem vehető igénybe.
24	Gyermekvédelem [Gyvt. 15. § (3) bekezdés a) és b) pontja]	otthont nyújtó ellátás	nevelőszülőnél biztosított otthont nyújtó ellátás	1,31	A támogatást a nevelőszülői hálózatot fenntartó veheti igénybe, azok után a – gyámhatósági határozattal nevelésbe vett, illetve ideiglenes hatállyal elhelyezett – 3-17 éves gyermekek után, akik nevelőszülőnél kerültek elhelyezésre és nem minősítették őket különleges vagy speciális ellátási szükségletűnek.
25			nevelőszülőnél biztosított gyermekvédelmi különleges ellátás	1,57	A támogatást a nevelőszülői hálózatot fenntartó veheti igénybe a) az ideiglenes hatállyal elhelyezett, a Gyvt. 53. § (2) bekezdés ab) pontja szerinti 0-3 éves életkorú különleges szükségletű gyermekek, b) az ideiglenes hatállyal elhelyezett nem magyar állampolgárságú, a gyermekvédelmi szakértői bizottság szakmai véleménye és a gyámhivatal határozata alapján különleges szükségletű gyermekek, c) a gyámhatósági határozattal nevelésbe vett, a gyermekvédelmi szakértői bizottság szakmai véleménye és a gyámhivatal határozata alapján a Gyvt. 53. § (2) bekezdés aa) alpontja szerinti különleges szükségletű gyermekek után, ha a gyermekek nevelőszülőnél kerültek elhelyezésre. A nevelőszülőnél biztosított különleges ellátás támogatására való jogosultság megalapozásához a kora miatt különleges ellátást igénylő gyermek esetében a gyermekvédelmi szakértői bizottság szakmai véleménye nem szükséges.
26			nevelőszülőnél biztosított gyermekvédelmi speciális ellátás	1,63	A támogatást a nevelőszülői hálózatot fenntartó veheti igénybe a) az ideiglenes hatállyal elhelyezett nem magyar állampolgárságú, a gyermekvédelmi szakértői bizottság szakmai véleménye és a gyámhivatal határozata alapján speciális szükségletű gyermekek, b) a gyámhatósági határozattal nevelésbe vett, a gyermekvédelmi szakértői bizottság szakmai véleménye és a gyámhivatal határozata alapján a Gyvt. 53. § (2) bekezdés b) pontja szerinti speciális szükségletű gyermekek után, ha a gyermekek nevelőszülőnél kerültek elhelyezésre.
27			nevelőszülőnél együttesen biztosított gyermekvédelmi különleges és speciális	1,63	A támogatást a nevelőszülői hálózatot fenntartó veheti igénybe a) az ideiglenes hatállyal elhelyezett nem magyar

			ellátás		állampolgárságú, a gyermekvédelmi szakértői bizottság szakmai véleménye és a gyámhivatal határozata alapján kettős szükségletű gyermekek, b) gyámhatósági határozattal nevelésbe vett, a gyermekvédelmi szakértői bizottság szakmai véleménye és a gyámhivatal határozata alapján a Gyvt. 53. § (2) bekezdés c) pontja szerinti kettős szükségletű gyermekek után, ha a gyermekek nevelőszülőnél kerültek elhelyezésre.
28			gyermekotthonban biztosított otthont nyújtó ellátás	1,33	A támogatást a gyermekvédelmi szakellátást nyújtó fenntartó veheti igénybe, azokra a – gyámhatósági határozattal nevelésbe vett, illetve ideiglenes hatállyal elhelyezett – 3-17 éves gyermekekre, akik az általa fenntartott gyermekotthonban, lakásotthonban kerültek elhelyezésre és nem minősítették őket különleges vagy speciális szükségletűnek.
29			lakásotthonban biztosított otthont nyújtó ellátás	1,33	
30			különleges gyermekotthonban, gyermekotthonban biztosított gyermekvédelmi különleges ellátás	1,50	A támogatást a fenntartó a Gyvt. vagy a Szoctv. hatálya alá tartozó intézményében ellátott: – ideiglenes hatállyal elhelyezett a Gyvt. 53. § (2) bekezdés ab) alpontja szerinti 0-3 éves életkorú különleges szükségletű gyermekek, – ideiglenes hatállyal elhelyezett nem magyar állampolgárságú a gyermekvédelmi szakértői bizottság szakmai véleménye és a gyámhivatal határozata alapján különleges szükségletű gyermekek, – nevelésbe vett, a gyermekvédelmi szakértői bizottság szakmai véleménye és a gyámhivatal határozata alapján a Gyvt. 53. § (2) bekezdés aa) alpontja szerinti különleges szükségletű gyermekek után veheti igénybe. A támogatás igénybevételének megalapozásához a kora miatt különleges ellátást igénylő gyermek esetében a gyermekvédelmi szakértői bizottság szakmai véleménye nem szükséges.
31			különleges lakásotthonban, lakásotthonban biztosított gyermekvédelmi különleges ellátás	1,50	
32			szociális törvény hatálya alá tartozó intézményben biztosított különleges gyermekvédelmi ellátás	1,50	
33			speciális gyermekotthonban, gyermekotthonban biztosított gyermekvédelmi speciális ellátás	1,55	A támogatást a fenntartó a Gyvt. vagy a Szoctv. hatálya alá tartozó intézményében ellátott: – ideiglenes hatállyal elhelyezett nem magyar állampolgárságú a gyermekvédelmi szakértői bizottság szakmai véleménye és a gyámhivatal határozata alapján speciális szükségletű gyermekek, – nevelésbe vett, a gyermekvédelmi szakértői bizottság szakmai véleménye és a gyámhivatal határozata alapján a Gyvt. 53. § (2) bekezdés b) pontja szerinti speciális szükségletű gyermekek után veheti igénybe.
34			speciális lakásotthonban, lakásotthonban biztosított gyermekvédelmi speciális ellátás	1,55	
35			szociális törvény hatálya alá tartozó intézményben biztosított gyermekvédelmi speciális ellátás	1,55	
36			gyermekotthonban együttesen biztosított gyermekvédelmi különleges és speciális ellátás	1,55	A támogatást a fenntartó a Gyvt. vagy a Szoctv. hatálya alá tartozó intézményében ellátott: a) ideiglenes hatállyal elhelyezett nem magyar állampolgárságú, a gyermekvédelmi szakértői bizottság szakmai véleménye és a gyámhivatal határozata alapján kettős szükségletű gyermekek, b) gyámhatósági határozattal nevelésbe vett, a gyermekvédelmi szakértői bizottság szakmai véleménye
37			lakásotthonban együttesen biztosított gyermekvédelmi különleges és speciális	1,55	

			ellátás		és a gyámhivatal határozata alapján a Gyvt. 53. § (2) bekezdés c) pontja szerinti kettős szükségletű gyermekek után veheti igénybe.
38			különleges gyermekotthonban együttesen biztosított gyermekvédelmi különleges és speciális ellátás	1,55	
39			különleges lakásotthonban együttesen biztosított gyermekvédelmi különleges és speciális ellátás	1,55	
40			speciális gyermekotthonban együttesen biztosított gyermekvédelmi különleges és speciális	1,55	
41			speciális lakásotthonban együttesen biztosított gyermekvédelmi különleges és speciális	1,55	
42			szociális törvény hatálya alá tartozó intézményben együttesen biztosított gyermekvédelmi különleges és speciális ellátás	1,55	
43		utógondozói ellátás	Gyvt. 93. § (1) bekezdés a)-c) pontja alapján nevelőszülőnél biztosított utógondozói ellátás	1,31	Támogatás vehető igénybe a fenntartó által – gyámhivatal határozata alapján – a Gyvt. 93. § (1) bekezdés a)-c) pontjában meghatározott ok miatt, a Gyvt. 53/A. §-a szerinti utógondozói ellátásban részesített 18-25 éves korú fiatal felnőtt után, ha a fiatal felnőttet a gyámhivatal nevelőszülőnél helyezte el.
44			Gyvt. 93. § (1) bekezdés b) vagy c) pontja alapján utógondozó otthonban biztosított utógondozói ellátás	1,10	Támogatás vehető igénybe a fenntartó által – gyámhivatal határozata alapján – a Gyvt. 93. § (1) bekezdés b) vagy c) pontjában meghatározott ok miatt, a Gyvt. 53/A. §-a szerinti utógondozói ellátásban részesített 18-25 éves korú fiatal felnőtt után.
45			Gyvt. 93. § (1) bekezdés b) vagy c) pontja alapján gyermekotthonban, lakásotthonban biztosított utógondozói ellátás	1,10	
46			Gyvt. 93. § (1) bekezdés b) vagy c) pontja alapján különleges és speciális gyermekotthonban, különleges és speciális lakásotthonban biztosított	1,10	

			utógondozói ellátás		
47			Gyvt. 93. § (1) bekezdés b) vagy c) pontja alapján külső férőhelyen biztosított utógondozói ellátás	1,15	
48			Gyvt. 93. § (1) bekezdés a) pontja alapján biztosított utógondozói ellátás gyermekotthonban/lakásotthonban, különleges gyermekotthonban/ lakásotthonban, speciális gyermekotthonban/ lakásotthonban, utógondozó otthonban, külső férőhelyen	0,88	Támogatás vehető igénybe a fenntartó által – gyámhivatal határozata alapján – a Gyvt. 93. § (1) bekezdés a) pontjában meghatározott ok miatt, a Gyvt. 53/A. §-a szerinti utógondozói ellátásban részesülő 18-22 éves korú, fiatal felnőtt után.
49	Gyermek védelem [Gyvt. 15. § (2) bekezdés c) pontja]	gyermekek átmeneti gondozása	helyettes szülőnél biztosított átmeneti ellátás	1,00	A támogatást azok a fenntartók vehetik igénybe, amelyek a Gyvt.-ben szabályozott módon átmeneti gondozás biztosítására helyettes szülői jogviszonyt létrehozó írásbeli megállapodást kötöttek, és a helyettes szülői tevékenység folytatására a szolgáltatói nyilvántartásba történő bejegyzés, illetve működési engedély alapján jogosultak, illetve a külön jogszabályban meghatározottak szerinti önálló helyettes szülői ellátást biztosítanak írásbeli megállapodás alapján. A támogatás ebben az esetben a helyettes szülői ellátással kapcsolatos költségekre fordítható.
50			gyermekek átmeneti otthonában biztosított átmeneti ellátás	1,00	A támogatást azok a fenntartók vehetik igénybe, amelyek a Gyvt.-ben szabályozott módon gyermekek átmeneti gondozását biztosító intézményt tartanak fenn.
51			családok átmeneti otthonában biztosított átmeneti ellátás	1,00	A támogatást azok a fenntartók vehetik igénybe, amelyek a Gyvt.-ben szabályozott módon családok átmeneti gondozását biztosító intézményt tartanak fenn.

II. A gyermekvédelmi szakellátási intézményekben pedagógus munkakörben foglalkoztatottak kiegészítő béralapú támogatása

A) GYERMEKVÉDELMI SZAKELLÁTÁSI INTÉZMÉNYBEN PEDAGÓGUS MUNKAKÖRBEN FOGLALKOZTATOTTAK ÁTLAGBÉRÉNEK ELISMERT KIEGÉSZÍTŐ TÁMOGATÁSA: 1 398 539 Ft/fő/foglalkoztatott

A központi költségvetés elismert átlagbér alapú feladathoz kötött kiegészítő támogatást biztosít a pedagógus munkakörben foglalkoztatottak után a gyermekvédelmi szakellátási intézmény nem állami fenntartói részére. A kiegészítő támogatás a fenntartók által fenntartott intézményben pedagógus munkakörben foglalkoztatott munkatársak béréhez, valamint az ehhez kapcsolódó szociális hozzájárulási adójához jár, és az intézmény működésével összefüggésben használható fel.

a) A gyermekvédelmi szakellátási intézményekben pedagógus munkakörben foglalkoztatottak elismert létszámának meghatározása

$Gypl = L_2/4 * Ksz_2$

ahol:

Gypl = az I. pontban elismert, Ksz_1 szorzószámmal korrigált szakmai munkatárs létszámon belül elismert pedagógus létszám,

L_2 = szolgáltatói nyilvántartásban szereplő férőhelyszám,

Ksz_2 = az alábbi táblázat szerinti szolgáltatás biztosításához kapcsolódó korrekciós szorzószám, intézménytípusonként

Intézménytípus	Szorzószám (Ksz_2)
nevelőszülői hálózat	0,09
gyermekotthoni, lakásotthoni ellátás	0,58
különleges gyermekotthoni, lakásotthoni ellátás	0,75
speciális gyermekotthoni, lakásotthoni ellátás	1,42
utógondozó otthon	0,68

b) A gyermekvédelmi szakellátási intézményekben pedagógus munkakörben foglalkoztatottak átlagbére kiegészítő támogatásának számítása

T = Gypl * 1 398 539

B) GYERMEKVÉDELMI SZAKELLÁTÁSI INTÉZMÉNYBEN PEDAGÓGUS MUNKAKÖRBEN FOGLALKOZTATOTTAK MINŐSÍTÉSÉVEL ÖSSZEFÜGGŐ KIEGÉSZÍTŐ TÁMOGATÁS

A központi költségvetés a minősítő vizsga és a minősítési eljárás keretében elnyert minősítés alapján a tárgyév első napján az Nkt. 64. § (4) bekezdés *c)* vagy *d)* pontja szerinti fokozatba besorolt, 2015. január 1-jén pedagógus-munkakörben foglalkoztatott munkatársaknak az elnyert minősítéssel járó bérnövekményéhez és az ehhez kapcsolódó szociális hozzájárulási adójához támogatást nyújt, amelynek elismert összege

a) Pedagógus I. fokozatból Pedagógus II. fokozatba lépés és
  aa) középfokú- vagy alapfokozatú végzettség esetén 352 000 forint/fő/11 hónap,
  ab) mesterfokozatú végzettség esetén 386 000 forint/fő/11 hónap,
b) Pedagógus I. fokozatból Mesterpedagógus fokozatba lépés és
  ba) középfokú- vagy alapfokozatú végzettség esetén 1 286 000 forint/fő/11 hónap,
  bb) mesterfokozatú végzettség esetén 1 415 000 forint/fő/11 hónap.

Kiegészítő szabályok:

1) A pedagógus munkakörűek nyilvántartott létszáma alatt a gyermekvédelmi szakellátási intézményben pedagógus munkakörben foglalkoztatottak személyes adatait tartalmazó köznevelés információs rendszere (KIR) személyi nyilvántartásának 2014. december 31-ei állapotát kell érteni. A KIR működtetéséért és adatkezeléséért felelős szerv 2015. január 6-ig megküldi a Magyar Államkincstár részére fenntartó székhelye szerinti megyei bontásban a minősítési eljárásban eredményesen végzett pedagógus oktatási azonosítóját, a minősítési eljárás eredménye szerinti fokozatát, végzettségét, intézménye nevét, címét, intézményi azonosítóját, az intézményfenntartó nevét, típusát, székhelyének címét. A Magyar Államkincstár fenntartó székhelye szerint illetékes igazgatósága fenntartói igénylés nélkül, havi ütemezésben folyósítja a támogatást, első alkalommal február 10-ig. A támogatással kapcsolatos a lemondásra, a pótigényre, az elszámolásra és az ellenőrzésre az egyházi és nem állami fenntartású szociális, gyermekjóléti és gyermekvédelmi szolgáltatók, intézmények és hálózatok állami támogatásáról szóló 489/2013. (XII. 18.) Korm. rendelet szabályait kell alkalmazni.
2) A támogatást az e melléklet szerinti II. A) pont szerinti támogatásra is jogosult fenntartó veheti igénybe.

III. Kiegészítő szabályok

1. A nem állami szociális fenntartó a Kormány rendeletében meghatározott adatszolgáltatási rend szerint szolgáltat adatot.
2. Gondozási napként egy ellátott egy napi intézményi ellátását kell figyelembe venni, amely az intézménybe történő felvétel napjával kezdődik és annak végleges elhagyásával fejeződik be. A gondozási napok számításánál az ideiglenesen – egészségügyi vagy egyéb okból – távollévőket is figyelembe kell venni. Az intézményi jogviszony egy évi folyamatos távollét esetén megszűnik.
3. Az intézményben a Szoctv. 92/K. § (5) bekezdés b) pontja alapján az ellátottak száma egyetlen napon sem haladhatja meg a szolgáltatói nyilvántartásban meghatározott férőhelyszám 105%-át, éves átlagban pedig a férőhelyszám 100%-át. A Gyvt. 100. § (5) bekezdése alapján az otthont nyújtó ellátás, utógondozói ellátás nevelőszülő, illetve gyermekotthon, utógondozó otthon által történő biztosítása esetén az ellátottak száma éves átlagban nem haladhatja meg a fenntartó által működtetett – a szolgáltatói nyilvántartásban meghatározott – nevelőszülői, illetve gyermekotthoni összférőhelyszám 100%-át. Amennyiben a befogadott férőhelyek száma alacsonyabb a szolgáltatói nyilvántartásban szereplő férőhelyszámnál e pont rendelkezéseit ahhoz viszonyítottan kell vizsgálni.
4. A támogatás igénybevételének feltétele az ellátottak adatainak – a Szoctv. 20/C. § (1)-(4) bekezdése, illetve a Gyvt. 139. § (2) és (3) bekezdése szerinti – nyilvántartásba vétele, valamint a külön jogszabály szerinti időszakos jelentési kötelezettség teljesítése. A támogatás igénybevételére a nem állami szociális fenntartó attól az időponttól jogosult, amikor a nyilvántartásba vettek ellátását az időszakos jelentés szerint ténylegesen megkezdte.
5. A támogatást az a nem állami szociális fenntartó veheti igénybe, amely

a) az adott szolgáltatás tekintetében a szolgáltatói nyilvántartásba be van jegyezve és
b) a Szoctv. 58/A. §-a, illetve a Gyvt. 145. §-a alapján az adott szociális, gyermekjóléti szolgáltatóra, intézményre, hálózatra, ellátotti létszámra, férőhelyszámra befogadást nyertek, vagy a támogatásra befogadás nélkül is jogosultak.

6. A 16-35 év közötti drog- és szenvedélybeteg személyeket ellátó intézmények (szenvedélybetegek otthona, rehabilitációs intézménye, rehabilitációs lakóotthona) esetében a támogatás az OEP finanszírozással együtt is igénybe vehető.
7. A gyermekvédelmi szakellátáshoz kapcsolódó támogatás igénybevételére a következő sajátos szabályok vonatkoznak:
a) ha a gyermekvédelmi szakellátásban részesülő gyermek bölcsődei vagy családi napközi ellátásban vagy gyermek, fiatal felnőtt köznevelési szolgáltatásban részesül, a bölcsődei vagy családi napközi ellátást vagy a köznevelési szolgáltatást biztosító intézmény országos nemzetiségi önkormányzat, egyházi jogi személy vagy nem állami felsőoktatási intézmény fenntartója a feladathoz kapcsolódóan a 42. § (1) bekezdés a), c) és f) pontja szerinti támogatás, egyéb fenntartója a 42. § (1) bekezdés a) pontja szerinti támogatásra jogosult,
b) ha a bentlakásos intézmény köznevelési feladatot is ellát, a fenntartó az intézményen belül oktatott tanulók létszáma alapján az ellátott feladathoz kapcsolódóan az országos nemzetiségi önkormányzat, egyházi jogi személy vagy nem állami felsőoktatási intézmény fenntartója a 42. § (1) bekezdés a), c) és f) pontja szerinti támogatás, egyéb fenntartója a 42. § (1) bekezdés a) pontja szerinti támogatásra jogosult.
8. Ha az ellátott ugyanazon a napon több engedélyestől is ugyanabban – az e melléklet szerint támogatott és a Szoctv. 20/C. § (2) bekezdésének és a Gyvt. 139. § (3) bekezdésének hatálya alá nem tartozó (e melléklet alkalmazása során a továbbiakban: adatszolgáltatási kötelezettséggel járó és támogatott) – szociális, gyermekjóléti vagy gyermekvédelmi szolgáltatásban részesül, a támogatás szempontjából az adott napon ellátottként csak annál az engedélyesnél vehető figyelembe, amelyik az ellátottról előbb teljesítette a 4. pont szerinti időszakos jelentést.
9. Ugyanarra a napra ugyanazon ellátott a támogatás szempontjából nem vehető figyelembe több, adatszolgáltatási kötelezettséggel járó és támogatott szociális szakosított ellátás és gyermekvédelmi szakellátás esetén.

IV. Szociális ágazati pótlék

A központi költségvetés támogatást biztosít a közalkalmazottak jogállásáról szóló 1992. évi XXXIII. törvénynek a szociális, valamint a gyermekjóléti és gyermekvédelmi ágazatban történő végrehajtásáról szóló 257/2000. (XII. 26.) Korm. rendelet (a továbbiakban: Kjtvhr.) 15/A. §-a szerinti, 2015. január-december hónapokban kifizetendő ágazati pótlékhoz és annak közterheihez, ha a fenntartó
a) a 43. § (1) bekezdés a)-c) pontja szerint támogatásban részesül, vagy
b) a támogató szolgáltatás és a közösségi ellátások finanszírozásának rendjéről szóló kormányrendelet alapján támogatásban részesül és érvényes támogatási szerződéssel rendelkezik arra az időszakra, amelyre támogatást igényel.

A támogatás éves összegének meghatározása

T= Plsz * Kjtvhr. 5 számú melléklete szerinti pótlék összege fizetési fokozatonként és fizetési osztályonként *1,27, de legfeljebb a kifizetett ágazati pótlék és annak a szociális hozzájárulási adója, ahol

Plsz= az ágazati pótlékra jogosult foglalkoztatottak száma, amely a támogatás igénylésekor az ágazati pótlékra jogosult foglalkoztatottak éves becsült átlaglétszáma fizetési fokozatonként és fizetési osztályonként; a támogatás elszámolásakor a foglalkoztatottak éves tényleges átlaglétszáma fizetési fokozatonként és fizetési osztályonként.

Az ágazati pótlék igénylésére, elszámolására és ellenőrzésére az egyházi és nem állami fenntartású szociális, gyermekjóléti és gyermekvédelmi szolgáltatók, intézmények és hálózatok állami támogatásáról szóló 489/2013. (XII. 18.) Korm. rendelet 1-5. §-át, 10. § (3) bekezdését, 11. §-át és 14-26. §-át kell alkalmazni.

Kiegészítő rendelkezések:

1. A nem állami szociális fenntartó a támogatásra akkor jogosult, ha a Kjtvhr. 15/A. §-a szerinti ágazati pótlék teljes összege tényleges bérnövekedésként jelenik meg a foglalkoztatott számára.
2. Nem nyújtható támogatás az ágazati pótléknak a Kjtvhr. 5. számú mellékletében meghatározott összegén felül nyújtott összege és annak közterhei kifizetéséhez.
3. A támogatás kizárólag a 2015. évben ágazati pótlékra kifizetett, továbbá annak ténylegesen megfizetett közterheire használható fel. A támogatás terhére más jogcímen kifizetés nem teljesíthető.
4. A tárgyévet megelőző évben támogatásban részesült nem állami szociális fenntartó a szociális ágazati pótlék iránti igényét 2015. január 6-ig nyújthatja be a kincstárnak.
5. Ha a fenntartó 2015-ben válik jogosulttá a támogatásra, a támogatás iránti kérelmét az azt követő harminc napon belül nyújthatja be, hogy a támogatásra jogosulttá vált.
6. Támogatási kérelem a tárgyév végéig az igénylési határidő elmulasztása esetén is benyújtható.
7. A kincstár azon nem állami fenntartóknak, melyek részére a szociális, gyermekjóléti és gyermekvédelmi ágazati pótlék kifizetéséhez kapcsolódó támogatásról szóló 34/2014. (II. 18.) Korm. rendelet alapján 2014. december hónapban támogatást folyósít – külön igénylés nélkül –, azzal azonos összegű támogatási előleget biztosít havonta 2015. január és február hónapban. A folyósított előleg és a fenntartót ténylegesen megillető támogatás különbözetének rendezésére a március hónapban folyósítandó támogatás utalásával egyidejűleg kerül sor. A különbözet után kamat nem számítható fel.
8. A kincstár a támogatási kérelemről
   a) a 7. pont szerint előlegre jogosult fenntartók esetében, ha kérelmüket határidőben benyújtották 2015. február 28-áig,
   b) egyéb esetekben 21 napon belül
   dönt.

10. melléklet a 2014. évi C. törvényhez

Beruházási Alap

	millió forintban
KIADÁS:	**201 492,4**
VI. BÍRÓSÁGOK	
Budapest Környéki Törvényszék épület rekonstrukciója (3. cím, 1. alcím, 1. jogcímcsoport)	1 005,1
Igazságszolgáltatás beruházásai (3. cím, 1. alcím, 2. jogcímcsoport)	7 083,0
XI. MINISZTERELNÖKSÉG	
Miniszterelnökség (1. cím: Karmelita kolostor átépítésére)	5 000,0
Nagykovácsi Kastélypark Komplexum fejlesztése (30. cím, 1. alcím, 34. jogcímcsoport)	1 405,0
Ludovika Campus (30. cím, 1. alcím, 46. jogcímcsoport)	4 010,0
Szigetszentmiklósi Járási Hivatal kialakítása (30. cím, 1. alcím, 61. jogcímcsoport)	4 014,3
Bicskei Járási Kormányhivatal felújítása (30. cím, 1. alcím, 62. jogcímcsoport)	400,0
Paks II Atomerőmű Fejlesztő Zrt. tőkeemelése (35. cím, 2. alcím, 1. jogcímcsoport, 1. jogcím)	28 166,0
XII. FÖLDMŰVELÉSÜGYI MINISZTÉRIUM	
Szilvásváradi Lovasközpont fejlesztése (20. cím, 1. alcím, 21. jogcímcsoport)	830,0
Fábiánsebestyéni Kinizsi Park fejlesztése (20. cím, 1. alcím, 23. jogcímcsoport)	44,5
XIV. BELÜGYMINISZTÉRIUM	
Büntetés-végrehajtás (5. cím: férőhelybővítéssel kapcsolatos fejlesztések)	4 385,4
Rendőrség (7. cím: Érdi Rendőrkapitányság új objektumának építése)	1 200,0
XVII. NEMZETI FEJLESZTÉSI MINISZTÉRIUM	
Korábbi közútfejlesztési feladatok végrehajtása (20. cím, 31. alcím, 12. jogcímcsoport)	2 194,5
XX. EMBERI ERŐFORRÁSOK MINISZTÉRIUMA	
Liszt Ferenc Zeneművészeti Egyetem (Zeneakadémia) történeti orgonáinak restaurálása (20. cím, 11. alcím, 17. jogcímcsoport)	400,0
XIV. Nyári Európai Ifjúsági Olimpiai Fesztiválhoz (EYOF) kapcsolódó fejlesztések (20. cím, 24. alcím, 11. jogcímcsoport, 3. jogcím)	1 624,5
Budapest Bozsik Stadion labdarúgó sportlétesítmény-fejlesztése (20. cím, 24. alcím, 14. jogcímcsoport, 1. jogcím)	2 100,0
Győri ETO Futball Club labdarúgó sportlétesítmény-fejlesztése (20. cím, 24. alcím, 14. jogcímcsoport, 2. jogcím)	240,0
Budapest Szusza Ferenc Stadion labdarúgó sportlétesítmény-fejlesztése (20. cím, 24. alcím, 14. jogcímcsoport, 3. jogcím)	240,0
Pécs labdarúgó sportlétesítmény-fejlesztése (20. cím, 24. alcím, 14. jogcímcsoport, 4. jogcím)	500,0
Nyíregyháza labdarúgó sportlétesítmény-fejlesztése (20. cím, 24. alcím, 14. jogcímcsoport, 5. jogcím)	500,0
Budapest Illovszky Rudolf Stadion labdarúgó sportlétesítmény-fejlesztése (20. cím, 24. alcím, 14. jogcímcsoport, 6. jogcím)	500,0
Zalaegerszeg labdarúgó sportlétesítmény-fejlesztése (20. cím, 24. alcím, 14. jogcímcsoport, 7. jogcím)	500,0
Kaposvár labdarúgó sportlétesítmény-fejlesztése (20. cím, 24. alcím, 14. jogcímcsoport, 8. jogcím)	240,0
Kecskemét labdarúgó sportlétesítmény-fejlesztése (20. cím, 24. alcím, 14. jogcímcsoport, 9. jogcím)	240,0
Budapest Hidegkuti Nándor Stadion labdarúgó sportlétesítmény-fejlesztése (20. cím, 24. alcím, 14. jogcímcsoport, 10. jogcím)	240,0

Paks labdarúgó sportlétesítmény-fejlesztése (20. cím, 24. alcím, 14. jogcímcsoport, 11. jogcím)	240,0
Pápa labdarúgó sportlétesítmény-fejlesztése (20. cím, 24. alcím, 14. jogcímcsoport, 12. jogcím)	240,0
Békéscsaba labdarúgó sportlétesítmény-fejlesztése (20. cím, 24. alcím, 14. jogcímcsoport, 13. jogcím)	240,0
Mezőkövesd labdarúgó sportlétesítmény-fejlesztése (20. cím, 24. alcím, 14. jogcímcsoport, 14. jogcím)	180,0
Kisvárda labdarúgó sportlétesítmény-fejlesztése (20. cím, 24. alcím, 14. jogcímcsoport, 26. jogcím)	800,0
Nemzeti Stadionfejlesztési Program tartalékkerete (20. cím, 24. alcím, 14. jogcímcsoport, 27. jogcím)	420,0
Nemzeti Olimpiai Központ beruházás támogatása (20. cím, 24. alcím, 15. jogcímcsoport)	41 272,2
Tüskecsarnok és új uszodakomplexum beruházás támogatása (20. cím, 24. alcím, 16. jogcímcsoport)	1 451,2
Nemzeti Kézilabda Akadémia támogatása (20. cím, 24. alcím, 17. jogcímcsoport)	1 496,3
A 16 kiemelt sportág sportlétesítmény-fejlesztésének támogatása (20. cím, 24. alcím, 18. jogcímcsoport)	4 020,6
A 2021. évi Úszó-, Vízilabda-, Műugró, Műúszó és Nyíltvízi Világbajnokság megrendezéséhez kötődő sportlétesítmény-fejlesztések támogatása (20. cím, 24. alcím, 19. jogcímcsoport)	6 146,5
Szombathelyi sportcélú beruházások támogatása (Szombathelyi Haladás Stadion fejlesztésének támogatása) (20. cím, 24. alcím, 20. jogcímcsoport)	4 974,2
Székesfehérvári Sóstói Stadion fejlesztésének támogatása (20. cím, 24. alcím, 21. jogcímcsoport)	4 500,0
Diósgyőri Stadion fejlesztésének támogatása (20. cím, 24. alcím, 22. jogcímcsoport)	2 750,0
Tornaterem-építési program (20. cím, 24. alcím, 29. jogcímcsoport)	3 000,0
Tanuszoda-fejlesztési program (20. cím, 24. alcím, 30. jogcímcsoport)	3 000,0
A nyugat-magyarországi utánpótlás-nevelési centrum beruházása (20. cím, 24. alcím, 31. jogcímcsoport)	2 435,9
A dél-pesti utánpótlás-nevelési centrum beruházása (20. cím, 24. alcím, 32. jogcímcsoport)	2 185,2
A pécsi Nemzeti Kosárlabda Akadémia beruházás (20. cím, 24. alcím, 33. jogcímcsoport)	1 722,2
Gödöllői uszoda beruházás (20. cím, 24. alcím, 34. jogcímcsoport)	3 474,9
Tatabányai multifunkcionális csarnok beruházás (20. cím, 24. alcím, 35. jogcímcsoport)	300,0
Kiemelt sportegyesületek sportlétesítmény-fejlesztéseinek támogatása (20. cím, 24. alcím, 36. jogcímcsoport)	3 997,5
Nevelési, oktatási intézmények felújítása, beruházása (20. cím, 25. alcím, 13. jogcímcsoport)	3 000,0
Győri Evangélikus Egyházközség Insula Lutherana fejlesztése (20. cím, 25. alcím, 19. jogcímcsoport)	950,0
Izsáki iskola beruházás (20. cím, 25. alcím, 20. jogcímcsoport)	4 479,0
Dunakeszi iskola beruházás (20. cím, 25. alcím, 21. jogcímcsoport)	4 698,0
Liget Budapest projekt előkészítése és megvalósítása (20. cím, 50. alcím, 7. jogcímcsoport)	8,8
Egyházi épített örökség védelme és egyéb beruházások (20. cím, 55. alcím, 7. jogcímcsoport)	1 350,0
Lakitelek Népfőiskola épületeinek rekonstrukciója és fejlesztése (20. cím, 55. alcím, 10. jogcímcsoport)	2 000,0
A debreceni református oktatási-nevelési intézményrendszer infrastrukturális fejlesztése (20. cím, 55. alcím, 11. jogcímcsoport)	1 147,0
Határon túli egyházi köznevelési intézmények fejlesztésének támogatása (20. cím, 55. alcím, 13. jogcímcsoport)	300,0
A soproni Szent Orsolya Római Katolikus Általános Iskola, Gimnázium és Kollégium rekonstrukciója (20. cím, 55. alcím, 16. jogcímcsoport)	276,0
A Karácsfalvai Sztojka Sándor Görögkatolikus Líceum kollégiumbővítése és tornaterem építése (20. cím, 55. alcím, 17. jogcímcsoport)	120,0

A székesfehérvári Szent István Bazilika rekonstrukciója (20. cím, 55. alcím, 18. jogcímcsoport)	293,6
A Gödöllői Premontrei Perjelség által hangverseny- és előadóterem létrehozása (20. cím, 55. alcím, 19. jogcímcsoport)	50,0
A zsámbéki Josephinum épület felújításának befejező munkálatai (20. cím, 55. alcím, 20. jogcímcsoport)	86,0
XXXIII. MAGYAR TUDOMÁNYOS AKADÉMIA	
MTA Bölcsészet és Társadalomtudományok Kutatóháza létrehozása (7. cím, 15. alcím)	2 400,0
XLIII. AZ ÁLLAMI VAGYONNAL KAPCSOLATOS BEVÉTELEK ÉS KIADÁSOK	
Az MNV Zrt. ingatlan-beruházásai, ingatlanvásárlásai (2. cím, 1. alcím, 1. jogcímcsoport, 2. jogcím)	21 965,0
Ferencvárosi labdarúgó stadion fejlesztése (2. cím, 1. alcím, 1. jogcímcsoport, 3. jogcím)	60,0
A 2015. évi Milánói Világkiállítás magyar pavilonjának megvalósításával kapcsolatos kiadások (2. cím, 1. alcím, 5. jogcímcsoport)	1 000,0
Nemzeti Lovarda fejlesztésével kapcsolatos kiadások (2. cím, 1. alcím, 8. jogcímcsoport)	1 400,0
BEVÉTEL:	**201 492,4**
XLIII. AZ ÁLLAMI VAGYONNAL KAPCSOLATOS BEVÉTELEK ÉS KIADÁSOK	
Az állami vagyonnal kapcsolatos bevételek egyes értékesítési és hasznosítási bevételei	201 492,4